As confidentially submitted to the Securities and Exchange Commission on January 9, 2026.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Alamar Biosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3826	36-4899036
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

47071 Bayside Parkway

Fremont, California 94538

(510) 626-9888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yuling Luo, Ph.D.

Founder, Chairman and Chief Executive Officer

Alamar Biosciences, Inc.

47071 Bayside Parkway

Fremont, California 94538

(510) 626-9888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kristin VanderPas Charles S. Kim Dave Peinsipp Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, California 94111 (415) 693-2000	Timothy “Tod” White President 47071 Bayside Parkway Fremont, California 94538 (510) 626-9888	Nathan Ajiashvili Ross McAloon B. Shayne Kennedy Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory note

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting the unaudited interim financial statements of Alamar Biosciences, Inc. as of and for the nine months ended September 30, 2024 and 2025. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated    , 2026

Preliminary prospectus

     shares

Common stock

This is an initial public offering of shares of common stock of Alamar Biosciences, Inc. We are offering      shares of our common stock to be sold in the offering. The initial public offering price is expected to be between $   and $   per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on      under the trading symbol “ALMR,” and this offering is contingent upon obtaining such listing approval.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the closing of this offering. See the section titled “Prospectus summary—Implications of being an emerging growth company and a smaller reporting company.”

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to Alamar Biosciences, Inc., before expenses	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to      additional shares of common stock at the initial public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. Please see the section titled “Risk factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to the purchasers on or about     , 2026.

J.P. Morgan	BofA Securities	TD Cowen

Leerink Partners		Stifel

     , 2026

Neither we nor the underwriters have authorized anyone to provide you any information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

Through and including      , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

ii

Glossary

•

21 CFR Part 11. An FDA (as defined herein) regulation that defines when electronic records and electronic signatures are considered trustworthy, reliable and generally equivalent to paper records and handwritten signatures for FDA-regulated activities (e.g., requiring controls like system validation, audit trails, access/security and record retention).

•

510(k) clearance. 510(k) clearance refers to the FDA’s determination that a medical device is substantially equivalent to a legally marketed predicate device, following FDA review of a manufacturer’s premarket notification submission under section 510(k) of the FDC Act (as defined herein).

•	Absolute quantification. Measurement of an analyte’s true concentration or amount in a sample using a calibrated standard (reported in defined units, e.g., ng/mL).

•	Accuracy. In the context of proteomics studies, accuracy of measurement refers to how close the measured abundance of a protein is to the true abundance in a sample.

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Advanced proteomics. Advanced proteomics refers to next-generation protein measurement approaches that enable substantially greater sensitivity and/or multiplexing than traditional immunoassays. This includes next generation affinity-based assays such as high sensitivity immunoassays, multiplexed immunoassays and protein mass spectrometry.

•	Affinity. Affinity refers to the strength of the physical binding between a specific binder, such as an antibody, and its intended target molecule.

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Affinity-based approaches. Affinity-based approaches are proteomics methods that utilize specific binding reagents, including antibodies, aptamers, and nanobodies, to capture and quantify selected proteins from complex biological samples.

•	Albumin. The most abundant protein in blood plasma that helps maintain fluid (oncotic) pressure and transports hormones, fatty acids and drugs.

•	Analyte. An analyte refers to a substance or chemical constituent that is of interest in an analytical procedure, typically representing the specific protein biomarkers targeted by our assays.

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Antibody. An antibody is a specialized protein produced by the immune system that identifies and binds to specific targets. In our NULISA technology platform, antibodies are used as highly specific reagents to capture and quantify target protein biomarkers.

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ARGO HT System. The ARGO HT System is our fully automated, high-throughput benchtop instrument designed for proteomic analysis using our NULISA technology. It enables rapid, large-scale processing of biological samples for protein biomarker detection with a simple, reproducible workflow.

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Assay. An assay is a laboratory procedure used to qualitatively assess or quantitatively measure the presence, amount or functional activity of a target analyte. Our NULISA technology platform supports both multiplex and single-plex assay formats.

•	Astrocyte. A star-shaped glial (support) cell in the central nervous system that helps maintain the brain’s chemical environment, supports neurons and contributes to the blood–brain barrier.

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Attobody platform. The Attobody platform is Alamar’s proprietary next-generation antibody engineering platform, designed to develop bi-paratopic antibodies, known as Attobodies, with enhanced affinity and specificity for use in proteomic assays and potential therapeutic applications.

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Attomolar sensitivity. Attomolar sensitivity refers to the ability of an assay to detect analytes at extremely low concentrations, on the order of 10-18 moles per liter, which is critical for identifying low-abundance protein biomarkers in biological samples.

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Barcode. Barcode refers to a short, unique DNA oligonucleotide sequence used as an identifier in an assay or sequencing workflow. A target multiplex identifier barcode is used to identify which target the signal is associated with and a sample multiplex identifier barcode is used to allow different samples to be pooled and later distinguished during data analysis (e.g., by assigning sequencing reads to the correct source).

•	BD-pTau217. BD-pTau217 refers to a blood-based measurement of tau phosphorylated at threonine 217 (“pTau217”), a biomarker associated with Alzheimer’s disease pathology.

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Bi-paratopic. Bi-paratopic refers to a design feature of our Attobodies, where a single antibody is engineered to bind to two different, non-overlapping parts (epitopes) of the same protein target to increase binding strength and specificity.

•	Biofluid. A biofluid refers to any fluid that can be collected from the body, such as blood, plasma, serum, saliva or urine, used for non-invasive or minimally invasive diagnostic testing.

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Biomarker. A biomarker is a defined characteristic or biochemical analyte measured as an indicator of normal biological or pathogenic processes, or responses to an exposure or intervention. In proteomics, protein biomarkers are used for early disease detection, diagnosis and monitoring.

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Biotinylated / streptavidin. Biotinylated / streptavidin refers to a high-affinity “lock and key” chemical pairing used in NULISA to capture protein complexes; biotin is a tag attached to the antibody, and streptavidin is the substance on magnetic beads that “grabs” the biotinylated complex. This highly specific, stable, and versatile system is a standard reagent system in molecular biology for labeling, detection, purification, and signal amplification in diagnostics (like immunoassays, Western blots, flow cytometry).

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Centralized. Centralized refers to a centralized laboratory in an institution where services, often highly technical or requiring specific capabilities and equipment, are performed for others in the institution. Examples of centralized laboratories include core labs for proteomics and genomics. Centralized contrasts with decentralized laboratories where technology and/or equipment is dispersed in an institution.

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CLIA (Clinical Laboratory Improvement Amendments). CLIA refers to the federal regulatory standards that apply to all clinical laboratory testing performed on humans in the United States to ensure accuracy and reliability.

•	Concordance index (C-Index). A statistical measure of a model’s ability to correctly rank outcomes (e.g., survival times), reported from 0.5 (no better than chance) to 1.0 (perfect discrimination).

•	Consumables. Consumables refer to the proprietary reagents, assay kits, and specialized plasticware used with the ARGO HT System to perform proteomic analyses.

•	CSF (Cerebrospinal Fluid). The clear fluid that surrounds, cushions, and protects the brain and spinal cord.

•	Custom assay development kit. The Custom Assay Development Kit is a specialized kit provided by Alamar that enables customers to develop their own targeted biomarker assays using NULISA technology.

•	Cytokines. Secreted cell-signaling proteins that regulate immune and inflammatory responses.

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Dynamic range. Dynamic range refers to the span of protein concentrations that can be accurately measured in a single assay, typically expressed in orders of magnitude or logs. A broad dynamic range allows for the simultaneous detection of both high- and low-abundance proteins.

•	ELISA (Enzyme-Linked Immunosorbent Assay). A laboratory assay that uses antibodies and an enzyme-generated color (or signal) change to detect and quantify a target protein.

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ELN scoring. The European LeukemiaNet (“ELN”) risk classification that stratifies acute myeloid leukemia (“AML”) patients into prognostic risk groups based on cytogenetic and molecular (genetic) abnormalities.

•	Epitope. An epitope is the specific part of a protein molecule to which an antibody attaches itself.

•	Etiologies. The causes or origins of a disease or condition.

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Genomics. Genomics refers to the study of all an organism’s genes and their interactions to influence the organism. Large-scale studies are required to understand how changes in an organism’s genes influence the organism.

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High throughput. High throughput refers to the ability to process a large number of samples or assays in a short period of time, often through automation, which increases efficiency and enables large-scale studies.

•	Hypothesis-free discovery. An unbiased research approach that scans for thousands of proteins at once rather than looking for one specific, pre-selected target.

•	IFNa (Interferon-Alpha). A type I interferon cytokine produced during viral infection that drives antiviral immune signaling.

•	Immune checkpoint inhibitors. Drugs that block inhibitory immune checkpoints (e.g., PD-1/PD-L1, CTLA-4) to enhance T-cell–mediated anti-tumor responses.

•	Immunoassay. An immunoassay is a laboratory technique that uses the binding of antibodies to antigens to identify and quantify specific proteins or other molecules in a biological sample.

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Immunocomplex. An immunocomplex, also known as an antigen-antibody complex, is the stable molecular unit formed by the specific binding of antibodies to a target protein analyte. In our NULISA technology, this complex is uniquely tagged with DNA oligonucleotides, enabling the sequential capture, purification, and ultra-sensitive detection of target biomarkers within complex biological samples.

•	Installed base. Installed base represents the total number of ARGO instruments currently placed and operational at customer sites globally.

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Instrument. In the context of our ARGO HT System, our instrument refers to the fully automated, high-throughput benchtop workstation that is used along with our consumables to conduct proteomic assays using our NULISA technology.

•	Isoforms. Isoforms refer to different versions of the same protein produced from the same gene that vary slightly in their amino acid sequence, structure, or function.

•	ISO 13485. ISO 13485 is an international quality management standard specifically for the medical device industry.

•	IVD (in vitro diagnostic). IVD refers to tests performed on samples such as blood or tissue taken from the human body to detect diseases or other conditions.

•	LDT (laboratory developed test). An LDT is a type of in vitro diagnostic test designed, manufactured, and used within a single laboratory.

•	Lyophilized format. Lyophilized format refers to a freeze-dried form of reagents or assay kits, which improves stability, shelf-life, and ease of shipping and storage for clinical workflows.

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Mass spectrometry. Mass spectrometry refers to an analytical technique used to measure the mass-to-charge ratio of ions. It is widely utilized in proteomics for protein identification and quantification.

•	Metabolites. Small molecules produced or consumed by cellular metabolism (e.g., sugars, amino acids, lipids, and metabolic intermediates).

•	Methylation. A chemical modification of DNA that can turn genes “on” or “off” without changing the genetic code itself.

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Microfluidics. The controlled handling of very small fluid volumes (often nano- to microliters) in micrometer-scale channels, enabling precise mixing, reaction, separation, or detection within a device.

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Microfluidics. The controlled handling of very small fluid volumes (often nano- to microliters) in micrometer-scale channels, enabling precise mixing, reaction, separation, or detection within a device.

•	MRD (Minimal Residual Disease). The small number of cancer cells that remain in a patient during or after treatment.

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Monoclonal Antibody. A monoclonal antibody is an antibody produced by a single clone of cells, ensuring all antibody molecules are identical and bind to the same specific site (epitope) on a target protein.

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Multi-Cancer Early Detection (MCED). MCED refers to a liquid biopsy test designed to screen for multiple types of cancer simultaneously from a single blood sample, typically by detecting circulating biomarkers.

•	Multiplexing. Multiplexing refers to the simultaneous measurement of multiple distinct analytes, such as proteins, within a single assay, thereby increasing data richness and sample efficiency.

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Nanobodies (VHH). Nanobodies, or VHH domains, are the smallest naturally occurring antibody fragments. They are utilized in our Attobody platform for their exceptional stability and ability to reach difficult protein targets.

•	NCCN Guidelines. NCCN Guidelines refer to the standards of care developed by the National Comprehensive Cancer Network to provide recommendations for the diagnosis and treatment of cancer.

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NULISA (Nucleic Acid Linked Immuno-Sandwich Assay). NULISA is our proprietary proteomics technology that uses a unique dual-selection proximity ligation chemistry to achieve ultra-high sensitivity, specificity, and scalable multiplexing.

•	NULISAqpcr. NULISAqpcr is a single-plex or low-plex assay format within our NULISA technology that uses quantitative polymerase chain reaction (qPCR) for quantitative read out.

•	NULISAseq. NULISAseq is a high-plex assay format within our NULISA technology that enables the simultaneous detection and quantification of hundreds to thousands of proteins using NGS as the readout.

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Oligonucleotide. An oligonucleotide is a short string of DNA or RNA. In the NULISA technology, these act as “digital tags” attached to antibodies that link together to create a readable signal for quantification.

•	Panel. A panel refers to a curated set of assays designed to detect multiple specific protein biomarkers relevant to a particular disease area, biological pathway, or research objective.

•	Paramagnetic beads. Paramagnetic beads are microscopic magnetic particles used in laboratory workflows to physically separate and purify target molecules from complex biological mixtures.

•	Pathogenesis. The biological mechanism by which a disease develops and progresses in the body.

•	Plasma. The liquid component of blood that remains after removing blood cells; it contains water, proteins, electrolytes, and clotting factors.

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Platform. Our platform refers to our fully integrated system, built around our NULISA technology, comprising our proprietary instruments, consumables and analytical software, providing an end-to-end solution for proteomic analysis.

•	Peptide. A peptide is a short chain of amino acids.

•	Phenotype. Phenotype refers to the observable characteristics or traits of an organism, which can be manifested in form or structure by biochemical or physiological properties, or by behavior.

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Poly(A)-tail / oligo(dT) capture. A capture method where a poly(A) sequence (commonly the mRNA poly(A) tail, or an engineered poly(A)-tailed oligo/tag) hybridizes to oligo(dT) sequences attached to beads, enabling selective pull-down.

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Post-translational modifications (PTMs). PTMs refer to chemical changes made to a protein after its synthesis, such as phosphorylation or glycosylation, that can regulate the protein’s activity, function, and stability.

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PPV / NPV. Positive Predictive Value (PPV) and Negative Predictive Value (NPV) are statistical measures used to determine the probability that a “Positive” or “Negative” test result is accurate within a specific patient population.

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Precision medicine. Precision medicine is a medical model that customizes healthcare, with medical decisions and treatments being tailored to subgroups of patients instead of a traditional one-drug-fits-all approach.

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Precision Proteomics. Precision Proteomics refers to the combination of the five key pillars of ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range and seamless automation.

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Protein. A protein is an amino-acid polymer that typically folds into a specific three-dimensional structure and performs a wide range of biological functions, including enzymatic catalysis, signaling, and structural roles. Protein function can be influenced by sequence variation and post-translational modifications and is often mediated through protein-protein interactions (PPIs).

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Proteoform. A proteoform refers to any of the different molecular forms of a protein that can arise from a single gene due to genetic mutations, alternative splicing, or post-translational modifications.

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Proteome. The proteome is the complete set of proteins expressed by a genome, cell, tissue, or organism at a specific time. Unlike the static genome, the proteome is dynamic and reflects real-time biological states.

•	Proteomics. Proteomics refers to the large-scale study of proteins, particularly their structures, functions, interactions, and expression levels, to understand complex biological processes.

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Proximity ligation. Proximity ligation refers to a process in which two oligonucleotide-labeled binding events must occur in close physical proximity (e.g., on the same target or nearby targets) to enable the oligonucleotides to be joined into a DNA sequence that can be amplified or otherwise read out for detection and quantification.

•	Pull-through. Pull-through represents the revenue generated by the sale of high-margin consumables used by a single installed instrument.

v

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qPCR (Quantitative Polymerase Chain Reaction). qPCR is a laboratory technique used to amplify and simultaneously quantify targeted DNA molecules. It serves as the primary readout method for our NULISAqpcr assays.

•	Reagent kit. A reagent kit is a pre-packaged set of chemical and biological reagents required to perform a specific assay on the ARGO HT System.

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Sequencing platform / NGS (next-generation sequencing). High-throughput DNA sequencing technology used as a readout for multiplexed NULISA assays, enabling simultaneous quantification of thousands of proteins.

•	Single-plex assay. A single-plex assay is a laboratory procedure designed to detect and quantify a single protein biomarker in a sample.

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Software. Our software refers to our NULISA Analysis Software, an integrated software suite that enables our customers to process, normalize, and interrogate the data generated by quantitative polymerase chain reaction (qPCR) or next-generation sequencing (NGS) platforms after a proteomic assay has been performed using our ARGO HT System and NULISA technology.

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Specificity. Specificity refers to the ability of an assay or technology to accurately detect the intended target protein without cross-reactivity or interference from other molecules in a complex sample.

•	Stroma. Stroma refers to the non-parenchymal supportive tissue of an organ, including connective tissue, blood vessels, and associated cells that provide structural and biochemical support.

•	Throughput. Throughput refers to the number of assays that can be completed on a single instrument run.

•	Tauopathies. A group of neurodegenerative diseases characterized by pathologic tau protein aggregation in the brain, including Alzheimer’s disease.

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Transcriptome. The transcriptome refers to the complete set of RNA molecules in a cell. While the genome provides a static blueprint, the transcriptome shows which genes are currently being expressed or “read.”

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Translational research. Translational research is the field of study that aims to “translate” findings from basic science into practical applications that enhance human health, such as new diagnostics or therapies.

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Tumor microenvironment. The surrounding cells, blood vessels, signaling molecules, and extracellular matrix in and around a tumor that influence tumor growth, immune response, and treatment sensitivity.

•	Turnkey. A turnkey System is one that is supplied, installed, or purchased in a state of readiness for immediate use. Our ARGO HT System is designed as a turnkey instrument for proteomic analysis.

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Ultra-high sensitivity. Ultra-high sensitivity refers to the capability of a technology to detect extremely low concentrations of analytes, which is critical for early disease detection and novel biomarker discovery.

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before making an investment decision, you should carefully read this entire prospectus, including the information under the sections titled “Risk factors,” “Special note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless the context requires otherwise, references in this prospectus to “Alamar Biosciences,” the “Company,” “we,” “us” and “our” refer to Alamar Biosciences, Inc.

Business overview

Our mission

Our mission is to power precision proteomics to enable the earliest detection of disease.

Overview

We are a commercial-stage proteomics company establishing a gold standard in protein detection and analysis. Our proprietary NULISA technology was purpose-built to address the limitations of existing proteomics tools by detecting protein biomarkers at extremely low concentrations in non-invasive biological fluids, such as blood, with ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range and seamless automation. We refer to this combination of features as “Precision Proteomics,” and believe it fills a critical gap in the field of advanced proteomics, enabling researchers to establish the relationship between incremental changes in multiplexed protein biomarkers and the clinically meaningful differences in health, disease and drug therapy. Our integrated platform consists of proprietary instruments, consumables and analytical software that is designed to provide scientists with an end-to-end solution to precisely and consistently measure from one to hundreds of low abundance and difficult-to-detect biomarkers across the continuum of discovery, translational research and, ultimately, diagnostics.

We commercially launched the platform in January 2024 and have already experienced the fastest adoption among advanced proteomics companies, with more than 300 customers across 25 countries and a cumulative installed base of over 100 instruments with an average annual pull through greater than $400,000 per instrument for the year ended December 31, 2025. The robust performance of our platform is further evidenced in over 100 scientific publications since our commercial launch. Our customers include top global research and academic institutions, biopharmaceutical companies, contract research organizations and service labs. We have also established multiple multi-million dollar collaborations with renowned research foundations to help support the development of our IVD platform, that we intend to submit for FDA clearance, and the discovery of biomarkers in neurodegenerative disease.

Proteins are essential for all life functions and the fundamental molecules behind healthy cellular operations and the causal mechanisms of disease, as illustrated by the fact that a large majority of effective drugs have proteins as targets. Proteomic analysis has great potential to identify “biomarkers” of health, to characterize disturbances in disease, to discover new drug targets, to assess risks and to measure the impact of interventions such as drugs and lifestyle changes. However, the complexity of disease and biology requires analysis of multiple proteins and pathways at once. As a result of this complexity, much of the human proteome has remained unmeasurable or unquantifiable by other proteomic technologies, and true Precision Proteomics has not been possible.

Our proprietary and patented NULISA technology addresses these critical limitations, and we believe it is currently the only platform that enables Precision Proteomics. The chemistry underpinning our technology employs a unique sequential purification of immunocomplexes to suppress background noise and enable the detection of low-abundance proteins in biofluids across large and diverse populations. Our platform is a fully integrated and fully automated proteomic analysis solution and provides scientists with an end-to-end solution to precisely and consistently measure from one to hundreds of low abundance and difficult-to-detect biomarkers across the continuum of discovery, translational research, ultimately, and diagnostics. Scientists value our platform because it offers an accessible, easy-to-use and reliable ultra-high sensitivity and multiplexed biomarker analysis of large cohorts of samples.

Our current instrument, the ARGO High Throughput (“HT”) System, is designed to fully automate high-sensitivity and high-plex proteomics analysis and is currently available for research use only (“RUO”) applications. It was built to execute our NULISA chemistry in a simple and reproducible workflow for broad biomarker profiling, validation and potential translation into future clinical use. ARGO HT facilitates the seamless analysis of large cohorts and clinical research with minimal handling, rapid turnaround times and high data quality.

Our initial assay menu focuses on neurology and immunology. We develop a significant portion of our assay panels in close partnership with our customers, who are experts in identifying important protein biomarkers in their respective fields. Our flagship multiplex assay, the CNS Disease Panel 120, provides the broadest coverage of neurodegeneration pathways and we have seen strong adoption of this panel in the neuroscience community. Additionally, our single-plex BD-pTau217 assay can distinctly measure BD-pTau217, which is present in low abundance in blood and is critical for research involving biomarkers for early diagnosis of Alzheimer’s disease. Our assay enables BD-pTau217 quantitation using a small blood sample, offering a noninvasive, economical and convenient alternative to cerebrospinal fluid sample tests or PET scans. We also develop kits for customers to create their own assays, enabling our technology to meet the needs of customers operating in their disease areas of interest.

The flexibility of our platform is designed to enable researchers to seamlessly transition from high-plex discovery panels to the development of low-plex diagnostics assays. As a result, our strategy is to continue driving adoption in the targeted discovery and translational markets and subsequently establish a foundation for clinical diagnostics through internal innovation and external collaborations. Ultimately, our platform is designed to support the entire customer journey from discovery to diagnostics, unlocking the full value of precision medicine and early disease detection.

Proteomics is a major discipline in research and clinical testing. Advanced proteomics is the fastest growing segment of this market, consisting of next-generation tools that enable the detection of multiple protein analytes or measuring protein analytes at high-sensitivity. We estimate that our platform addresses the up to $3.5 billion current market for advanced protein analysis. This market is projected to grow to up to $19 billion by 2035, primarily driven by expansion of clinical diagnostic applications.

For the years ended December 31, 2024 and 2025, we generated total revenue of $25.1 million and $   million, respectively, representing year-over-year growth of  %. Gross margin was 34.2% and  %, respectively. We have incurred net losses and negative cash flows from operations since inception. For the years ended December 31, 2024 and 2025, we incurred net losses of $47.1 million and $   million, respectively.

Industry background

Proteomics is the systematic measurement of large sets of different proteins and variants of proteins expressed by a genome, cell, or organism. The human body has approximately 20,000 protein-coding genes, but there are many more protein variants in the human proteome because of modifications that happen to them after they are made and different “isoforms,” which are subtly different protein structures, referred to as “proteoforms.” The blood proteome has immense potential for precision medicine through non-invasive measurements. All tissues communicate with the blood, directly or indirectly, and proteins reflect dynamic real-time biological state in health and disease. Among the approximately 20,000 proteins in a human body, over 10,000 can be found in blood. Plasma represents the largest and deepest version of the human proteome, containing classical plasma proteins, tissue proteins and numerous immunoglobulin proteins. However, the abundance of plasma proteins can differ by more than 12 orders of magnitude in concentration. We estimate that more than half of proteins in human plasma have not been measured reliably with existing technologies, including affinity-based assays and mass spectrometry.

Researchers use proteomic measurements as “biomarkers,” to understand normal physiology, to characterize disturbances in disease, to assess risks, and to measure the impact of interventions such as drugs and lifestyle changes. Therefore, proteomic analysis provides uniquely valuable information across the continuum from discovery, where proteins are identified as disease biomarkers and therapeutic targets, to diagnosis and population health, where their presence or absence can guide clinical decisions and precision medicine.

The age of proteomics

The genome serves as biology’s foundational blueprint, encoding instructions that are transcribed into RNA, which is ultimately translated into proteins, the building block of all biological processes. For many diseases, genetics has had limited impact to date on broad population health or medical management. This is because genes are effectively a blueprint of what physiology could be, not an indicator of current physiological state or the impact of environmental effects. Proteins are optimal candidates to identify biomarkers because they are downstream of genetic effects, operate the causal mechanisms of disease, are the targets of most approved drugs and are sensitive to environmental, lifestyle, drug and disease effects.

Limitations of existing proteomics technologies

Today, most highly multiplexed proteomics technology platforms have the capability of establishing qualitative correlation between proteins and phenotypes, which aids understanding of protein function and can identify causality. The next increment of value requires correlating protein changes more quantitatively to disease risk, phenotype, severity or outcome. This requires Precision Proteomics.

However, the combination of all analytical qualities required for Precision Proteomics, including sensitivity, specificity, multiplexing, dynamic range and automation has historically been a challenge. Diseases are complicated and heterogeneous, requiring analysis of multiple proteins and pathways. Despite decades of innovation, existing proteomics technologies still face challenges in measuring protein biomarker complexity.

Our technology

We developed our proprietary NULISA (NUcleic Acid Linked Immuno-Sandwich Assay) technology as the foundation of our Precision Proteomics platform. Unlike conventional approaches that mostly attempt to boost signal, the chemistry underpinning our technology works by also suppressing background noise, which significantly increases the signal-to-noise ratio. Our method leverages a series of purification steps, rather than relying on dilution, which is known to compromise sensitivity and dynamic range, and impair automation. By precisely targeting and removing background noise, we achieve a 10,000-fold improvement in signal-to-noise ratio compared to conventional immunoassays and enable the reliable detection of proteins at attomolar concentrations. This approach is not only conceptually novel but also practically challenging for others to replicate, as it is protected by a robust portfolio of patents and more than five years of accumulated trade secrets.

Today, our NULISA technology can detect and quantify hundreds of protein biomarkers in a single sample from as little as 10 microliters of biofluid. NULISA has the technical capability to expand to detect and quantify thousands of protein biomarkers. With a fully automated workflow and panels that include both low- and high-abundance markers, NULISA empowers scientists to reliably analyze complex samples and unlock new possibilities in early disease detection.

Our NULISA technology overcomes critical limitations of existing technologies and brings together five key capabilities: ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range and seamless automation. The combination of all five pillars is critical to power Precision Proteomics, which we believe is uniquely enabled by our technology. We believe our NULISA technology addresses all these key existing limitations to deliver Precision Proteomics, unlocking the full potential of measuring protein biomarker complexity. We are excited about the role Alamar will play in enabling widespread use of protein biomarkers for discovery, translation and potential clinical diagnostics.

Our solution

Our platform is a fully integrated and fully automated proteomic analysis solution built around our NULISA technology. It is comprised of proprietary instruments, consumables and analytical software, enabling data analysis for biological insights. The platform was developed to serve the continuum: from enabling research scientists to seamlessly detect low abundance proteins from multiplex discovery, to characterize their effects in translational research and, ultimately, for the future development of single-plex and multiplex diagnostics.

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ARGO HT System. Our current instrument, the ARGO HT System, is designed to fully automate high-sensitivity and high-plex proteomic analysis. It is an ISO 13485 compliant benchtop instrument, supporting both high-plex discovery and targeted clinical applications using NGS or qPCR detection formats, without compromising sensitivity or specificity. The system is designed for true walk-away automation, requiring less than 30 minutes of hands-on time, compared to over four hours for other high-plex solutions. Our instrument can complete a full run in under eight hours, and with the addition of an external sequencing step for multiplexing, results are available in under sixteen hours compared to a two-day runtime for current high multiplex platforms.

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Consumables. We deliver highly differentiated, disease-focused assays designed for the detection of specific proteins of interest. Our assay menu is developed in close collaboration with leading scientists to address the most pressing needs in biomedical research. Our current offerings focus on key biomarkers in neurology and immunology, with additional panels in development for cardiovascular disease, metabolic disease, oncology and health monitoring.

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Software. Data analysis and software capabilities are integral to our platform, by enabling users to move efficiently from experimental setup to actionable biological insights. Our proprietary software controls the instrument, manages protocol execution and provides users with comprehensive data analysis, converting raw assay signals into quantitative concentrations for each protein target.

Our market opportunity

Proteomics is a large and expanding market that is estimated to be up to $50 billion for 2025 across discovery and translational research and clinical diagnostics. We estimate this market will grow to $80 billion by 2035, representing a ten-year CAGR of approximately 5%. This growth will be driven by the translation of biomarkers into clinical assays that enable improved diagnosis, prognosis, and early disease detection. Advanced proteomics is the fastest-growing segment of this market, powered by next-generation tools that enable multiplex protein detection and ultra-sensitive measurement. The advanced proteomics market that we address is estimated to be up to $3.5 billion today in 2025 and we estimate it will grow to up to $19 billion by 2035, primarily driven by expansion of clinical diagnostic applications, representing a ten-year CAGR of approximately 18%. We believe Precision Proteomics will be a key driver of this rapid expansion. Because it requires the combination of ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range, and seamless automation, we are uniquely positioned to unlock this market and capture a significant portion of its expansion.

We believe there is significant opportunity for Precision Proteomics in the clinical diagnostics market over the coming decade. We believe our Precision Proteomics platform provides the sensitivity and multiplex capabilities required to effectively drive outcomes across screening, diagnosis, prognosis, therapy guidance, therapy monitoring, and MRD/active surveillance if successfully developed and authorized for such uses. The Alzheimer’s disease market is expected to be one of the fastest growing segments of the clinical diagnostics marker over the next decade, driven by an aging population, shifts toward earlier and non-invasive diagnostics, and these recent breakthroughs in disease-modifying therapies. High-sensitivity protein panels and multi-analyte assays will be central to earlier and more accurate detection of various neurodegenerative processes.

Our competitive strengths

Our growth is fueled by a set of key competitive strengths that position us to accelerate the field of proteomics and establish ourselves as the industry gold standard. Our competitive strengths include:

•	Uniquely combining five pillars of ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range and seamless automation to power Precision Proteomics.

•	Integrated platform enables broad and scalable adoption.

•	Broad application across the full biomarker continuum, from basic discovery to potential clinical diagnostics.

•	Content fueled by innovative research and deep community partnership.

•	Rapid scientific validation of our superior product performance.

•	Experienced leadership with a proven track record.

Our growth strategy

We plan to systematically develop the market and expand our customer base to realize our mission of powering the next wave of Precision Proteomics and enabling the earliest detection of disease. Our growth strategy focuses on five key priorities:

•	Grow installed base and establish market leadership in proteomics.

•	Increase utilization through novel content expansion.

•	Accelerate diagnostic enablement strategy and drive clinical LDT and IVD adoption.

•	Broaden access for emerging and smaller labs.

•	Create an ecosystem for proteomics.

Risks factors summary

Investing in our common stock involves substantial risk. The risks described under the section titled “Risk factors” immediately following this prospectus summary may cause us to not realize the full benefits of our objectives or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges include the following:

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We have incurred losses since inception, we expect to incur losses in the future, and we may not be able to generate sufficient revenue to achieve and maintain cash flows from operating activities in excess of our capital investment requirements or to achieve and sustain profitability.

•	Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

•	The proteomics market is highly competitive. If we fail to compete effectively, our business, financial condition and results of operations will suffer.

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If we do not successfully develop and introduce new assays for our ARGO HT instrument and new versions of our ARGO HT instrument, we may not generate new sources of revenue and may not be able to successfully implement our growth strategy.

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Our business is significantly dependent on researchers who rely heavily on government funding, including NIH grants, and any reduction in, modification of the terms of or delay in such funding could adversely affect our sales and financial performance.

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A significant portion of our revenue is comprised of research and development spending by research and academic institutions, a reduction in which could limit demand for our products and services and materially and adversely affect our business, financial condition and results of operations.

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We and/or our third-party manufacturing partner may be unable to consistently manufacture our products to the necessary specifications or in quantities necessary to meet demand at an acceptable cost or at an acceptable performance level.

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We are dependent on single source and sole source suppliers for some of the equipment, components and materials used in our products and in conjunction with our products, and the loss of any of these suppliers could harm our business.

•	Enhanced trade tariffs, import restrictions, export restrictions, foreign regulations or other trade barriers may materially harm our business, financial condition and results of operations.

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Our ARGO HT instrument and consumables are specialized, complex and difficult to manufacture. We could experience production problems that impact our or our third-party manufacturer’s ability to manufacture and ship our ARGO HT instrument and consumables, which would materially and adversely affect our business, financial condition and results of operations.

•	Our long-term results depend upon our ability to improve existing products and technology and develop and introduce new products and technologies successfully.

•	Conducting business internationally creates operational and financial risks for our business.

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Our products could become subject to more onerous regulation by the U.S. Food and Drug Administration (“FDA”) or other regulatory agencies in the future, which could increase our costs and delay or prevent commercialization of our products, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

•

Failure to timely obtain necessary marketing authorizations for our future products that are intended for clinical or diagnostic uses may have a material adverse effect on our business, financial condition, results of operations, and prospects.

•	Our success will depend on our ability to obtain, maintain and protect our intellectual property rights, including through any related litigation.

Corporate information

We were founded in May 2018 as a Delaware corporation. Our principal executive offices are located at 47071 Bayside Parkway, Fremont, California 94538, and our telephone number is (510) 626-9888. Our website address is www.alamarbio.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.

Trademarks and service marks

We use the Alamar Biosciences logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of being an emerging growth company and a smaller reporting company

We are an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may

take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•

being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus,

•	relief from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”),

•	relief from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements

•	less extensive disclosure obligations regarding executive compensation in our registration statements,

•	periodic reports and proxy statements, exemptions from the requirements to hold a nonbinding advisory vote on executive compensation,

•	and exemptions from stockholder approval of any golden parachute payments not previously approved.

We may also elect to take advantage of other reduced reporting requirements in future filings. As a result, our stockholders may not have access to certain information that they may deem important and the information that we provide to our stockholders may be different than, and not comparable to, information presented by other public reporting companies. We could remain an emerging growth company until the earlier of: (i) the last day of the year following the fifth anniversary of the closing of this offering, (ii) the last day of the year in which we have total annual gross revenue of at least $1.235 billion, (iii) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

In addition, the JOBS Act also provides that an emerging growth company may take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. An emerging growth company may therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, as a result, will not be subject to the same implementation timing for new or revised accounting standards as are required of other public companies that are not emerging growth companies, which may make comparison of our financial information to those of other public companies more difficult.

We are also a “smaller reporting company,” meaning that the market value of our common stock common stock held by non-affiliates is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our common stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our common stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The offering

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option exercisable for a period of 30 days after the date of this prospectus to purchase up to additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions.
Total common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, for general corporate purposes, including working capital, operating expenses and capital expenditures. See the section titled “Use of proceeds” for additional information.

Risk factors	See the section titled “Risk factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed trading symbol	“ALMR”

The number of shares of our common stock to be outstanding after this offering set forth above is based on      shares of our common stock (which include      shares of our common stock subject to repurchase as of such date) outstanding as of December 31, 2025, after giving effect to the Preferred Stock Conversion, the Founders Preferred Stock Conversion, the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion (each as defined below), as if each had occurred as of December 31, 2025, and excludes:

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     shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the exercise of outstanding stock options issued under our 2018 Stock Plan (the “2018 Plan”) as of December 31, 2025, with a weighted-average exercise price of $     per share;

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     shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the exercise of outstanding stock options granted under the 2018 Plan subsequent to December 31, 2025, with a weighted-average exercise price of $     per share;

•

     shares of our Class B common stock issuable upon the exercise of warrants, outstanding as of December 31, 2025, with a weighted-average exercise price of $     per share, to purchase Class B common stock (to be redesignated as common stock in the Common Stock Redesignation);

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     shares of our common stock issuable upon the exercise of a warrant, outstanding as of December 31, 2025, with an exercise price of $     per share (the “Series C Warrant”), to purchase shares of Series C convertible preferred stock, which will automatically convert to a warrant to purchase an equivalent number of shares of our common stock upon the closing of this offering;

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     shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the conversion of phantom shares, which are issuable upon the exercise of outstanding phantom options granted under our Employee Phantom Option Plan (the “Phantom Plan”) as of December 31, 2025, with a weighted-average exercise price of $     per share;

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     shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the conversion of phantom shares, which are issuable upon the exercise of outstanding phantom options granted under the Phantom Plan subsequent to December 31, 2025, with a weighted-average exercise price of $     per share;

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     shares of our common stock reserved for future issuance under our 2026 Equity Incentive Plan (the “2026 Plan”), which will become effective upon the execution and delivery of the underwriting agreement for this offering, which shares include      new shares plus the number of shares (not to exceed      shares) (i) that remain available for the issuance of awards under the 2018 Plan at the time the 2026 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under the 2018 Plan that, on or after the date that the 2026 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and director compensation—Equity incentive plans”, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2026 Plan; and

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     shares of our common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan (the “ESPP”), as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Unless otherwise indicated, this prospectus assumes or gives effect to:

•	a 1-for- reverse stock split of our Class A and Class B common stock to be effected prior to the closing of this offering;

•

the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of      shares of our Class B common stock, which will occur immediately prior to the closing of this offering (the “Preferred Stock Conversion”);

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the automatic conversion of all outstanding shares of our Founders Preferred Stock, par value $0.0001 per share (the “Founders Preferred Stock”), into an aggregate of      shares of our Class B common stock, which will occur immediately prior to the closing of this offering (the “Founders Preferred Stock Conversion”);

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the automatic conversion of all outstanding shares of our Class A common stock into an aggregate of      shares of our Class B common stock, which will occur immediately prior to the closing of this offering (the “Class A Conversion”);

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the redesignation (following the Preferred Stock Conversion, the Founders Preferred Stock Conversion and the Class A Conversion) of all then outstanding shares of Class B common stock into an equivalent number of shares of common stock, which will occur immediately prior to the closing of this offering (the “Common Stock Redesignation”);

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the conversion of the Series C Warrant, outstanding as of December 31, 2025, into a warrant to purchase      shares of our Class B common stock immediately prior to the closing of this offering (the “Series C Warrant Conversion”);

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the issuance of      shares of our common stock upon the conversion of $56.5 million aggregate principal amount of our outstanding convertible notes issued in January 2026 (the “Convertible Notes”), based on the assumed initial public offering price of $     per share, which conversion will occur automatically upon the closing of this offering without interest (the “Convertible Notes Conversion”). Each $1.00 increase in the assumed initial public offering price of $     per share would decrease the shares of common stock issued in the Convertible Notes Conversion by      shares, and each $1.00 decrease in the assumed initial public offering price of $     per share, would increase the shares of common stock issued in the Notes Conversion by      shares, in each case without giving effect to any accrued interest;

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the redesignation of all shares of Class B common stock underlying outstanding options under our 2018 Plan and outstanding warrants, including the Series C Warrant, into shares of common stock, which will occur immediately prior to the closing of this offering;

•	no exercise of the outstanding stock options or warrants referred to above;

•	no exercise by the underwriters of their option to purchase up to additional shares of common stock from us in this offering;

•	no purchases of shares of our common stock in this offering by our existing stockholders;

•	an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering.

Summary consolidated financial data

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The following summary consolidated statements of operations data for the years ended December 31, 2024 and 2025 and our consolidated balance sheet data as of December 31, 2025 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our historical results are not necessarily indicative of the results that may be expected for any period in the future. You should read the following summary consolidated financial data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s discussion and analysis of financial condition and results of operations.” The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,

(in thousands, except share and per share data)	2024	2025

Consolidated statements of operations data:

Revenue:
Product revenue	$16,730	$
Service revenue	8,772

Total revenue	25,142

Cost of revenue:
Cost of product revenue(1)	14,273
Cost of service revenue(1)	2,262

Total cost of revenue	16,535

Gross profit	8,607

Operating expenses:
Research and development(1)	39,234
Selling, general and administrative(1)	18,941

Total operating expenses	58,175

Loss from operations	(49,568)
Interest income, net	4,675
Interest expense	(2,078)
Other expense, net	(89)

Net loss before income tax	(47,060)
Provision for income taxes	13

Net loss	$(47,073)	$

Net loss per share, basic(1)	$(1.82)	$

Net loss per share, diluted(1)	$(1.90)	$

Net loss attributable to common stockholders, basic	$(46,269)	$

Net loss attributable to common stockholders, diluted	$(54,739)	$

Weighted-average common shares outstanding, basic(2)	25,441,619

Weighted-average common shares outstanding, diluted(2)	28,751,823

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)		$

Pro forma weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted (unaudited)(3)

(1)	Includes stock-based compensation expenses as follows:

	Year ended December 31,
(in thousands)	2024	2025
Cost of product revenue	$46	$
Cost of service revenue	32
Research and development	342
Selling, general and administrative	453

Total stock-based compensation expense	$873	$

(2)	See Notes 2 and 16 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of our basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

(3)	Pro forma net loss per share attributable to common stockholders, basic and diluted, for the year ended December 31, 2025 is calculated using the weighted-average number of shares of common stock outstanding, giving effect to the Preferred Stock Conversion, the Founders Preferred Stock Conversion, the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion, as if each had occurred at the beginning of the period. Pro forma net loss per share attributable to common stockholders does not include the shares expected to be sold and related proceeds to be received in this offering.

As of December 31, 2025
(in thousands)	Actual	Pro forma(1)		Pro forma as adjusted(2)(3)
(unaudited)

Consolidated balance sheet data:
Cash, cash equivalents and short-term investments	$	$		$
Working capital(4)
Total assets
Debt, current
Debt, net of current portion
Total liabilities
Convertible preferred stock			—		—
Total stockholders’ (deficit) equity

(1)	The pro forma column in the consolidated balance sheet data gives effect to (i) the issuance of the Convertible Notes in January 2026 for aggregate net proceeds of approximately $ million, (ii) the Preferred Stock Conversion, the Founders Preferred Stock Conversion (and the related reclassification of the carrying value of our convertible preferred stock to permanent equity in connection with the closing of this offering), the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion, as if each had occurred as of December 31, 2025, (iii) the Series C Warrant Conversion (and the related reclassification of the warrant liability to stockholders’ equity), and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the closing of this offering.

(2)	The pro forma as adjusted column in the consolidated balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) our sale of shares of common stock in this offering at the assumed initial public offering price of $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	The pro forma as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ deficit by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each one million share increase (decrease) in the number of shares offered by us would increase (decrease) each of our pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ deficit by approximately $ million, assuming that the assumed initial offering price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Working capital is calculated as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Key business metrics

We regularly review a number of operating and financial metrics, including the following key business metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that the following metrics are representative of our current business; however, we anticipate these may change or may be substituted for additional or different metrics as our business evolves and as we introduce new products.

Instrument installed base

	As of December 31,
	2024	2025
Instrument installed base	36

Our products are used by leading research and academic institutions, biopharmaceutical companies, contract research organizations and service labs around the globe. We believe the instrument installed base is one of the indicators of our ability to drive customer adoption of our products.

We define the instrument installed base as the cumulative number of ARGO instruments placed with customers since inception, whether they are being sold, or to a much smaller extent, leased or loaned to the customers.

Consumable pull-through per instrument

	Year ended December 31,
(in thousands)	2024	2025
Average annual consumable pull-through per instrument	$357

Our consumables are comprised of reagent kits and other single-use or limited-use materials for running assays or operating instruments. Our ARGO instruments and associated consumables are designed to work together exclusively, and we generate recurring revenue from each instrument we place. We believe that average consumable pull-through per instrument is an indicator of our ability to generate future consumable revenue.

We define average annual consumable pull-through per instrument as the total consumables revenue in the given period divided by the average instrument installed base during that period. We calculate the average instrument installed base for a given period using the instrument installed base as of the last day of the prior period and the instrument installed base as of the last day of the given period. We also calculate a year-to-date and average annual consumable pull-through per instrument metric by summing the quarterly pull-through for the quarters in a given year.

For additional information about our key business metrics, see the section titled “Management’s discussion and analysis of financial condition and results of operations—Key business metrics.”

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as all of the other information contained in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. While we believe that the risks and uncertainties described below are the material risks currently facing us, additional risks that we do not yet know of or that we currently think are immaterial may also arise and materially affect our business, financial condition, results of operations and prospects. If any of the following risks materialize, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks related to our business and industry

We have incurred losses since inception, we expect to incur losses in the future, and we may not be able to generate sufficient revenue to achieve and maintain cash flows from operating activities in excess of our capital investment requirements or to achieve and sustain profitability.

We have incurred losses since inception and expect to incur losses in the future. We incurred net losses of $47.1 million and $    million for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, we had an accumulated deficit of approximately $    million. We expect that our losses will continue in the near term as we continue to invest significantly in research and development to enhance our NULISA technology, expand our NULISA assay menu and enhance our software offerings, expand our manufacturing capabilities, and build out our commercialization team and footprint. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. These increased expenses will make it harder for us to sustain future profitability.

To date, we have financed our operations principally from the sale of convertible preferred stock, revenue from sales of our products and services and the incurrence of indebtedness. There can be no assurance that our revenue and gross profit will increase sufficiently such that our net losses decline, or that we attain cash flows from operating activities in excess of our capital investment requirements on a sustained basis or attain profitability, in the future. Further, our limited operating history makes it difficult to effectively plan for and model future revenue and operating expenses. Our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including general economic, industry and market conditions, customer purchasing decisions, the impact of market acceptance of our products and services, future product development, our market penetration and margins and current and future litigation. Additionally, inflationary pressures could adversely impact our financial results. Our operating costs have increased and may continue to increase, due to the recent growth in inflation, which may be exacerbated by existing or proposed tariffs imposed by the United States. We may not fully offset these cost increases by raising prices for our products, which could result in downward pressure on our margins. Additionally, changes in our product mix may negatively affect our gross margins. We may never be able to generate sufficient revenue to achieve or sustain cash flows from operating activities in excess of our capital investment requirements or to achieve and sustain profitability, and our recent and historical growth should not be considered indicative of our future performance. Our failure to achieve or maintain growth, cash flows from operating activities in excess of our capital investment requirements or profitability could negatively impact the value of our common stock.

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

We were formed in 2018, launched commercially in January 2024 and have a limited operating history. Our limited commercial history makes it difficult to evaluate our current business and makes predictions about our future results, prospects or viability subject to significant uncertainty. Although we have experienced revenue growth in prior periods, there can be no guarantee that such revenue growth will continue at the same rate or at all. Our prospects must be considered in light of the uncertainties, risks, expenses and difficulties frequently encountered by companies in their early stages of operations. In addition, we operate in highly competitive markets, and our business has, and we expect it to continue to, evolve over time to remain competitive. Our limited operating history and evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter and may increase the risk that we will not continue to grow at or near historical rates.

If we fail to address the risks and difficulties that we face, including those described elsewhere in this “Risk factors” section, our business, financial condition and results of operations could be adversely affected. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be materially and adversely affected.

The proteomics market is highly competitive. If we fail to compete effectively, our business, financial condition and results of operations will suffer.

The proteomics market is characterized by intense competition and rapid innovation. A number of companies, spanning both established organizations and emerging ventures, are engaged in the development, manufacturing and marketing of products for applications in proteomic analysis and protein detection from biofluids.

Our current primary competitors across translational research include Olink (Thermo Fisher) and Quanterix, among others offering high-sensitivity immunoassays, multiplex affinity-based assays and non-affinity mass spectrometry. In the future, we will also compete through our diagnostics enablement strategy in the clinical diagnostics space as we continue to expand into low-plex and custom assay formats and offer next-generation instruments to enable clinical applications.

Several of these competitors possess significantly greater resources than our organization (including larger research and development teams, and more extensive marketing, service, distribution and sales operations), and have more brand recognition, more significant intellectual property portfolios, and larger scale manufacturing capabilities.

Our commercial prospects may be diminished should competitors introduce products or services that demonstrate superior performance, enhanced convenience or improved cost-effectiveness relative to our offerings. Any failure to compete effectively could materially and adversely affect our business, financial condition and results of operations.

If we do not successfully develop and introduce new assays for our ARGO HT instrument and new versions of our ARGO HT instrument, we may not generate new sources of revenue and may not be able to successfully implement our growth strategy.

Our business strategy includes the research and development of new targeted multiplex panels for additional disease and research areas, such as oncology, cardiovascular disease and metabolic disease, as well as the development of assays dedicated to specific applications, such as a health monitoring. For the diagnostic market, we are developing a portfolio of diagnostic-grade assays in various formats, including single-plex and low-multiplex, to support clinical trials of new therapies and precision clinical diagnostics. New assays require significant research and development and a commitment of significant resources, and a potential need to obtain regulatory marketing authorization, prior to their commercialization. Our technology is complex, and we cannot be sure that any assays we intend to develop will be developed successfully, be proven to function as intended, offer improvements over currently available tests, meet applicable standards, obtain regulatory marketing authorization, be produced in commercial quantities at acceptable costs or be successfully marketed. We cannot assure you that any assays we develop will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives. Moreover, development of particular assays may require licenses or access to third-party intellectual property which may not be available on commercially reasonable terms, or at all. We are also developing new versions of our ARGO HT instrument, including ARGO HT/DX. Any such new versions will need to be granted marketing authorization by the FDA prior to commercialization and may not achieve the same level of market adoption that we have experienced with ARGO HT. If we do not successfully develop new assays for ARGO HT instrument and new versions of our ARGO HT instrument, we could lose revenue opportunities with existing or future customers, which could harm our business, financial condition and results of operations.

Our business is significantly dependent on researchers who rely heavily on government funding, including NIH grants, and any reduction in, modification of the terms of or delay in such funding could adversely affect our sales and financial performance.

A majority of our revenue for each of the years ended December 31, 2024 and 2025 was derived from sales to research institutions and academic institutions that rely heavily on government funding, including grants from the National Institutes of Health (“NIH”) and other government agencies. Government funding is subject to annual appropriations and budgetary constraints, and there is no assurance that such funding will continue at current levels or at all. Changes in government budgets, priorities or policies could result in reduced or delayed funding for our customers’ research. If researchers experience reductions or delays in government funding, or modifications of the terms or conditions of funding, they may reduce or delay their purchases of our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

Any changes in government regulations or policies that affect the terms of research funding could impact our customers’ ability to secure funding and, consequently, their demand for our products and services. For example, on February 7, 2025, the NIH imposed a standard indirect rate of 15% across all NIH grants for indirect costs, defined as “facilities” and “administration,” in lieu of a separately negotiated rate for indirect costs in every grant. Indirect costs represented $9 billion of the $35 billion in grants awarded by the NIH in 2023, which is more than 25% of total grant dollars awarded by the NIH. Research institutions may face increased financial pressure due to this change or any future caps on indirect costs. The imposition of this cap, or other changes to grant terms and conditions, could lead to reduced funding available for purchasing research supplies and equipment, thereby negatively impacting our sales.

In addition, various state, federal and international agencies that provide grants and other funding may be subject to budgetary or other constraints that could result in spending reductions, reduced grant making, reduced allocations or budget cutbacks, which could jeopardize the ability of researchers to purchase our products. For example, congressional appropriations to the NIH have generally increased year-over-year in recent years, but the NIH also experiences occasional year-over-year decreases in appropriations. There is no guarantee that NIH appropriations will not decrease in the future. For example, in January 2025, the Executive Office of the President’s Office of Management and Budget (“OMB”) issued a memorandum “temporarily paus[ing] all activities related to obligation or disbursement of all Federal financial assistance...” which may have the effect of preventing customers or potential customers from accessing grants or funding. Further, in January 2025, a number of scientific gatherings and panels across federal science agencies, including several meetings of NIH study sections which review applications for fellowships and grants, were canceled pursuant to agency notices. These meetings can be hard to reschedule and can substantially delay grant approvals. Any cancellations or pauses in the ability of NIH or other funding bodies to make and execute decisions to fund research which uses our products has in the past and could in the future delay or prevent researchers from purchasing our products, negatively impacting our financial results. A decrease in the amount of, or delay in the approval of, appropriations to or disbursements from the NIH or other funding organizations, such as the Medical Research Council in the United Kingdom, could result in less funding available for life sciences research. Reductions, delays or modified grant terms could also result in a decrease in the aggregate amount of grants awarded or funding disbursed for life sciences research or the redirection of existing funding to other projects or priorities, any of which in turn could cause our customers and potential customers to reduce or delay purchases of our products. Our results of operations may fluctuate substantially due to any such reductions and delays. Any decrease in our customers’ budgets or expenditures, or in the size, scope or frequency of their capital or operating expenditures, could materially and adversely affect our business, financial condition and results of operation.

A significant portion of our revenue is comprised of research and development spending by research and academic institutions, a reduction in which could limit demand for our products and services and materially and adversely affect our business, financial condition and results of operations.

In each of the years ended December 31, 2024 and 2025, a majority of our revenue came from sales to research and academic institutions. As a result, the demand for our products and services will depend upon research priorities and purchasing patterns of these customers, the ability of such customers to adequately staff, access and utilize labs and conduct research, the research and development budgets of these customers and the ability of such customers to receive funding for research, all of which are impacted by factors beyond our control, such as:

•	decreases or delays in funding of research and development;

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changes to programs that provide funding to research and academic institutions, including changes in the amount of funds allocated to different areas of research or changes that have the effect of increasing the length of the funding process;

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changes in, restrictions upon, availability of, delays or interruptions to funding or other incentives for our customers, including administrative or other delays in funding or incentive award processes, changes in the amount of funds or other incentives allocated to different areas of research, changes that have the effect of increasing the length of the funding or incentive award process;

•	competitor product offerings or pricing;

•	changes in our customers’ research priorities;

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macroeconomic conditions, including regional, national or global economic downturns, inflation, interest rate or currency fluctuations, trade policies and tariffs, regulatory changes, political instability, labor market conditions, supply chain disruptions and technological changes;

•	risks related to our international business, including macroeconomic conditions, local competition or other factors:

•	scientists’ and customers’ opinions of the utility of our products or services;

•	citation of new products, new versions of existing products or services in published research;

•	changes in the regulatory environment;

•	differences in budgetary cycles;

•	delays in spending while customers or potential customers assess and validate newly introduced products or versions of our products prior to purchasing;

•	market-driven pressures to consolidate operations and reduce costs;

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reductions in or other difficulties relating to staffing, capacity, slowdowns or shutdowns of laboratories or other institutions in which our solutions are used, including reduced or delayed spending on instruments or consumables due to reductions in or other difficulties relating to staffing, capacity, slowdowns or shutdowns of laboratories or other institutions in which our products are used; and

•	market acceptance of relatively new technologies, such as ours.

The size of the market for our products may be smaller than estimated, and new market opportunities may not develop as quickly as we expect, or at all, limiting our ability to successfully sell our products and services.

The demand for advanced proteomics technologies and products continues to evolve, making it difficult to predict with any accuracy the total potential demand for our products and services. Our estimates of the total addressable market for our current and future products and services are based on a number of estimates, including those we have generated ourselves or commissioned, including but not limited to, growth rates and the assumption that government or other sources of funding will continue to be available to life sciences researchers at times and in amounts necessary to allow them to purchase our products and services. In addition, while we have established Alzheimer’s disease as our beachhead market and expect to maintain strong adoption in neurology, immunology, cardiovascular disease, metabolic disease and oncology and gain traction in emerging research fields, including health monitoring we will need to establish best-in-class disease panels to drive adoption of our platform in these additional markets.

While we believe our assumptions and the data underlying our market estimates for our products are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates, or those underlying the third-party data we have used, may change at any time, thereby reducing the accuracy of our estimates. As a result, our estimates of the annual total addressable market for our products may be incorrect.

The future growth of our current and future products depends on many factors beyond our control including, among other factors, recognition and acceptance of our ARGO HT platform by the scientific community and the growth, prevalence and costs of competing products. Such recognition and acceptance may not occur in the near term, or at all. If demand for our current and future products is smaller than estimated or does not develop as we expect, our growth may be limited and our business, financial condition and results of operations may be adversely affected. If our existing and new products or new versions of existing products fail to achieve and sustain sufficient scientific acceptance or if we fail to maintain good relationships with key opinion leaders, our products may not gain widespread acceptance and our prospects may be harmed.

The life sciences scientific community is comprised in part of a small number of early adopters and key opinion leaders who can significantly influence the rest of the community. The success of life sciences products is due, in large part, to acceptance by the scientific community and their adoption of certain products as best practice in the applicable field of research. The current system of academic and scientific research views publishing in a peer-reviewed journal as a measure of credibility. In such journal publications, the researchers will describe not only their discoveries but also the methods and typically the products used to fuel such discoveries. We believe mentions in peer-reviewed journal publications is a good barometer for the general acceptance of our products as best practices. The number of times our products were mentioned in peer-reviewed publications has increased significantly since launching our first product in 2024. During this time, our revenue has also increased significantly. Ensuring that early adopters and key opinion leaders publish research involving the use of our products is important to driving widespread acceptance and market growth for our products. Continuing to maintain good relationships with such key opinion leaders is vital to growing our market. If early adopters and KOLs do not favorably describe the use of our products, do not compare our products favorably to existing products and technologies, or negatively describe the use and operation of our products in publications, it may drive potential customers away from our products and prevent broader market acceptance of our products, which could harm our business, financial condition and results of operations. Our products may not continue to be mentioned in peer-reviewed articles with frequency. Any new products or new versions of existing products that we introduce in the future may not be mentioned in peer-reviewed articles. If too few researchers describe the use of our products, too many researchers shift to a competing product and publish research outlining their use of that product or researchers negatively describe the use or usability of our products in publications, our existing and potential customers may be driven away from our products, which could harm our business, financial condition and results of operations.

We and/or our third-party manufacturing partner may be unable to consistently manufacture our products to the necessary specifications or in quantities necessary to meet demand at an acceptable cost or at an acceptable performance level.

Our products are integrated solutions with many different components that work together. As such, a quality defect in a single component can compromise the performance of the entire solution. All of our consumable kit products are manufactured in-house at our facilities in Fremont, California, with antibody manufacturing operations including antibody conjugation, reagent formulation, lyophilization, vial and primer-plate filling, kit assembly and packaging, equipment calibration and maintenance and analytical and functional quality control testing. Because our consumables are produced in large manufacturing batches, which require extended production times, any quality issue, capacity constraint or interruption during production could impact a substantial volume of inventory and delay our ability to meet customer demand. We currently outsource manufacturing for our ARGO HT instrument to a qualified contract manufacturer, and we have also established a relationship with a second contract manufacturer for the development and production of our prototype ARGO HT/DX system. In order to successfully generate revenue from our products, we and our third-party manufacturer need to manufacture products that meet our specifications before we allow them to be shipped and to supply our customers with products that meet their expectations for quality and functionality in accordance with established specifications. In order to ensure we are able to meet these expectations, our manufacturing facility, as well as the facilities of our third-party manufacturer, have obtained International Organization for Standardization (“ISO”) quality management certifications and employ other quality control measures. On occasion, our customers have experienced quality control and manufacturing defects and may again in the future.

Additionally, as we continue to evolve and introduce new products, it will be increasingly difficult to ensure our products are produced in the necessary quantities without sacrificing quality and in the necessary timeframes. There is no assurance that we will be able to continue to manufacture our products so that they consistently achieve the product specifications, quality and volumes that meet our requirements or our customers’ expectations.

Certain of the raw and other materials we use and certain of our consumables have a shelf life, after which their performance is not ensured. The expiration of raw and other materials may in the future increase our operational costs and cause delays in manufacturing adequate volumes of our products within the timeframes required. Shipments of defective products to customers resulting in recalls and warranty replacements are possible in the future and may increase our costs, and depending upon current inventory levels and the availability and lead time for additional inventory, could lead to availability issues. Any design issues, unforeseen manufacturing problems, such as contamination of our or our third-party manufacturer’s facilities, equipment malfunctions, aging components, quality issues with components and materials sourced from third-party suppliers or failures to strictly follow procedures or meet specifications, may have a material adverse effect on our brand, business, financial condition and results of operations and could result in us or our third-party manufacturer losing ISO quality management certifications. If we or our third-party manufacturer fail to manufacture products without defects that meet our specifications or maintain ISO quality management certifications, our customers might choose not to purchase products from us. Furthermore, we or our third-party manufacturer may not be able to increase manufacturing to meet anticipated demand or may experience downtime.

In addition, as we increase manufacturing capacity, we have needed, and in the future may need, to make corresponding improvements to other operational functions, such as our customer service and billing systems, compliance programs and our internal quality assurance programs. We have needed, and may in the future need, additional equipment, manufacturing and warehouse space and trained personnel to process higher volumes of products. We cannot assure you that such increases in scale, related improvements and quality assurance will be successfully implemented or that equipment, manufacturing and warehouse space and appropriate personnel will be available or that they will realize their intended benefits. As we develop additional products, we may need to bring new equipment online, implement new systems, technology, controls and procedures and hire personnel with different qualifications. Our ability to increase our manufacturing capacity at our Fremont, California is complicated by the use of our validated equipment model that is not readily available from third-party manufacturer.

The risk of manufacturing defects or quality control issues is generally higher for new products, whether produced by us or a third-party manufacturer, products that are transitioned from one manufacturer to another, particularly if manufacturing is transitioned or initiated with a manufacturer we have not worked with in the past, and products that are transferred from one manufacturing facility to another. Our current product roadmap calls for the research and development of new assays, as well as the launch of a new ARGO HT/DX system for dedicated clinical analysis, which may require that we utilize manufacturers with which we have little or no prior manufacturing experience, which could increase the risk of manufacturing defects or quality control issues. The expansion of our manufacturing capabilities has increased, and in the future could increase, the risk of manufacturing defects or quality control issues in the consumables we manufacture. For example, as we transition to producing larger batches of consumables in each production cycle, manufacturing defects or quality control issues could cause us to lose valuable antibodies or delay product availability which could adversely affect our business. We and our third-party manufacturer may not be able to launch new products on time, transition manufacturing of existing products to new manufacturers, transition our manufacturing capabilities to a new location or transition manufacturing of any additional consumables in-house without manufacturing defects or other issues.

An inability to manufacture products and components that consistently meet specifications, in necessary quantities and at commercially acceptable costs, will have a negative impact and may materially adversely affect our business, financial condition and results of operations.

We are dependent on single-source and sole-source suppliers for some of the equipment, components and materials used in our products and in conjunction with our products, and the loss of any of these suppliers could harm our business.

We rely on single-source suppliers for certain equipment, materials and components of our consumable kit products. Many of our agreements with such suppliers include significant qualifications that would make it extremely difficult for us to force the supplier to provide us with their services, equipment, materials or components should they choose not to do so. We are therefore subject to the risk that these third-party suppliers will not be able or willing to continue to provide us with equipment, materials and components that meet our needs, specifications, quality standards and delivery schedules. Factors that could impact our suppliers’ willingness and ability to continue to provide us with the required equipment, materials and components include shortages, alternative priorities, logistics, tariffs or other trade restrictions impacting our suppliers, shipping or other distribution difficulties, disruption at or affecting our suppliers’ facilities, such as difficulties hiring and retaining adequate staffing, work stoppages or natural disasters, infectious disease, epidemics or pandemics, adverse weather or other conditions that affect their supply, the financial condition of our suppliers, disagreements, disputes or deterioration in our relationships with these suppliers or the decision by such suppliers to introduce products that compete directly with our solutions. If we are not able to obtain equipment, materials and components that meet our needs, specifications, quality standards and delivery schedule on satisfactory terms, our business will be harmed. Any increase in equipment, material and component costs or decrease in availability could reduce our sales, harm our gross margins or prevent us from timely delivering our products to our customers.

For example, we depend on a single-source supplier for a majority of the antibodies we use in our NULISA assay. We also depend on single-source suppliers for certain components of our instrument and consumable kit products. Lead times for some of these antibodies and instruments can be several months or more, and could be exacerbated by supply chain disruptions, labor shortages or other factors. In the event that demand increases, a manufacturing ‘lot’ does not meet our specifications or we fail to forecast and place purchase orders sufficiently in advance, this could result in a material shortage. Some of the antibodies are proprietary to these suppliers, thereby making second sourcing and development of a replacement difficult. Furthermore, these suppliers have intellectual property rights that could prevent us from sourcing such antibodies and instruments from other suppliers. These suppliers could choose to create products that directly compete with our products and end our current supplier-customer relationships. If antibodies or instruments become unavailable from our current suppliers and we are unable to find acceptable substitutes for these suppliers, we may be required to produce them internally or change our product designs. Such delays in finding acceptable substitutes for our single-source suppliers could materially adversely affect our business, financial condition and results of operations.

Additionally, we have not qualified secondary sources for all materials or components that we source through a single supplier and we cannot assure investors that the qualification of a secondary supplier will prevent future supply issues. Labor shortages, logistics, shipping or other distribution operations difficulties or disruption in the supply of equipment, materials or components could impair our ability to sell our products and meet customer demand, and also could delay the launch of new products or new versions of existing products, any of which could harm our business and results of operations. If we were to have to change suppliers, the new supplier may not be able to provide us equipment, materials or components in a timely manner and in adequate quantities that are consistent with our quality standards and on satisfactory pricing terms. In addition, alternative sources of supply may not be available for equipment or materials.

While we have taken steps to mitigate potential supply chain and transportation infrastructure system issues, the impact of supply chain disruptions, logistics, shipping and other distribution disruptions, labor shortages or other factors may exacerbate the risks described in this risk factor and could cause certain of our suppliers to reduce their ability to meet our or our customers’ needs, be unable to operate temporarily or even go out of business permanently. The realization of any of these risks could prevent us from producing, selling or delivering our products, reduce our sales and harm our gross margins or permanently cause a change in one or more of our products that may not be accepted by our customers or cause us to eliminate that product altogether. In addition, our suppliers may face difficulties in procuring or delivering, or in some cases may be unable to procure or deliver, the equipment, materials or components from their own suppliers necessary to supply us with products, equipment, components or materials or conduct experiments using our solutions. For example:

•	tariffs, trade disputes and other trade restrictions could have a material impact on the ability of suppliers to meet our needs;

•	competition for shipping and air transport may in the future impact, our ability to timely deliver products to our customers;

•	delays in customs control for imports and exports may impact our ability to timely deliver products to our customers;

•	energy shortages and other issues may in the future impact, factory production of upstream components utilized by us or our suppliers;

•	semiconductor chip shortages in the future may impact the availability of semiconductor chips utilized in our instruments and in the manufacture of certain of our products; and

•	the storage and distribution of vaccines may in the future impact, the availability of cold storage for components and materials used by us and our customers in connection with our products.

Errors or defects in our products and software could harm our reputation, our business, and decrease market acceptance of our products, services and software.

Our products, as well as the software that accompanies our ARGO HT instrument, are novel and complex and may contain undetected errors or defects when first introduced. We provide warranties that our products will meet performance specifications and will be free from defects. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our financial condition and results of operations. These costs may increase as we develop additional products.

In manufacturing our products, we depend upon third parties for the supply of various components, many of which require a significant degree of technical expertise to produce. If our suppliers fail to produce our components to specification or provide defective products to us and our quality control tests and procedures fail to detect such errors or defects, or we or our suppliers use defective materials in the manufacturing process, the reliability and performance of our products will be compromised.

Disruptions or other performance problems with our products, services or software may adversely impact our customers’ research or business, harm our reputation and result in reduced revenue or increased costs associated with product repairs or replacements. Additionally, any errors or defects in our products, services or software may give rise to claims against us that exceed any revenue or profit we receive from the affected products, services or software. Our limited representations for services cover nonconformance with generally accepted and applicable standards of service, and our limited product warranties cover manufacturing defects for use in accordance with applicable specifications and instructions. If any of these issues occur, we may also incur significant costs, the attention of our key personnel could be diverted or other significant customer relations problems may arise.

Enhanced trade tariffs, import restrictions, export restrictions, foreign regulations or other trade barriers may materially harm our business, financial condition and results of operations.

We sell our products primarily through our direct sales channels in North America, Europe and China. We have also established distribution agreements in Australia, portions of Eastern Europe, India, Japan, Singapore and South Korea. We plan to broaden our geographic footprint, both directly in North America, Europe and in the Middle East & Africa (“EMEA”), and through these distributor relationships.

We have experienced an increasing concentration of sales in certain regions outside the United States, including in Europe, the Asia-Pacific (“APAC”) and EMEA regions. For the years ended December 31, 2024 and 2025, sales outside of North America constituted a substantial component of our total sales revenue and our largest markets outside of North America were 42% and     %, respectively. There is currently significant uncertainty about the future relationship between the United States and its trade partners with respect to trade policies, treaties, government regulations and tariffs, and the United States has stated it is considering tariffs or other restrictions on goods from a number of other countries.

Changes in trade policies and regulations in the United States may subject our business to retaliatory measures taken by trade partners that would have an adverse impact on our financial condition. Such measures could include restrictions on our ability to sell or import our products into other countries or increase the prices of our products. For example, in February 2025, the United States increased tariffs on goods imported into the United States from China by 10%, and China responded by imposing a 15% tariff on coal and liquified natural gas products and a 10% tariff on crude oil, agricultural machinery and certain automobiles. These tariffs could increase our costs, negatively impacting our financial condition. It is possible further tariffs may be imposed that could affect the export or sale of our products. The nature of the dispute between the United States and its trade partners is evolving and additional products such as ours could become subject to tariffs, which could adversely affect the marketability of our products and our results of operations. Further, the continued threats of tariffs, trade restrictions and trade barriers could have a generally disruptive impact on the global economy, including increases in inflation and interest rates, and, therefore, negatively impact our sales. Given the relatively fluid regulatory environment between the United States and its trade partners and uncertainty how each will act with respect to tariffs, international trade agreements and policies, there could be additional tax or other regulatory changes in the future. Any such changes could directly or indirectly materially adversely affect our business, financial condition and results of operations.

In recent years, the U.S. government has a renewed focus on export control matters. For example, the Export Control Reform Act of 2018 and regulatory guidance thereunder have imposed additional controls and may result in the imposition of further additional controls on the export of certain “emerging and foundational technologies.” Our current and future products may be subject to these heightened regulations, which could increase our compliance costs.

Trade actions, including the imposition of new, or changes in existing, tariffs, trade restrictions, trade barriers, export controls, antitrust investigations or retaliatory measures taken by trade partners in response to U.S. trade practices could adversely impact our business, financial condition and results of operations.

Our future success is dependent upon our ability to increase penetration in our existing customer base and to expand to new customers.

Our customer base includes top global research institutions and academic institutions, biopharmaceutical companies and contract research organizations. Our success will depend upon our ability to respond to the evolving needs of and increase our market share among existing customers, including by generating sales of our ARGO HT instrument from users of our Technology Access Program, and on our ability to add new customers. Identifying, engaging and marketing to new customers requires substantial time, expertise and expense and involves a number of risks, including:

•	our ability to attract, retain and manage the sales, marketing and service personnel necessary to increase our customer base and broaden market acceptance for our products and services;

•	the time and cost of maintaining and growing a specialized sales, marketing and service infrastructure; and

•	our sales force and marketing and service organization may be unable to successfully execute on our commercial strategy.

In addition to expanding our direct sales channel in North America, Europe and China, we are broadening our geographic footprint through established distributor relationships in Australia, portions of Eastern Europe, India, Japan, Singapore and South Korea. There is no guarantee, when we enter into such arrangements, that we will be successful in attracting desirable sales and distribution partners. There is also no guarantee that we will be able to enter into such arrangements on favorable terms. Any failure of our sales and marketing efforts, or those of any third-party sales and distribution partners, would adversely affect our business.

Additionally, a component of our growth strategy involves the expansion of our customer base internationally. We are continuing to develop strategies to expand in international markets, but there is no guarantee that we will be successful in achieving similar market adoption internationally, on a timely basis or at all, and such efforts to expand our customer basis internationally may require a substantially larger investment than we expect, which could adversely impact our business, financial condition and results of operations.

Our results of operations have in the past fluctuated significantly and may continue to fluctuate significantly in the future, which makes our future results of operations difficult to predict, and could cause our results of operations to fall below expectations or any guidance we may provide.

Our quarterly and annual results of operations have in the past and may in the future continue to fluctuate significantly, which makes it difficult for us to predict our future results of operations. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•	our dependence on single source and sole source suppliers for some of the components and materials used in our products and the potential to lose any of these single source or sole source suppliers;

•	production problems and quality issues with the materials we purchase for manufacturing, which could impact our ability to manufacture and ship our products;

•	the level of demand for our products, which may vary significantly and result in excess capacity expenses, and our ability to increase penetration in our existing markets and expand into new markets;

•	the timing and cost of, and level of investment in, research and development and commercialization activities relating to our products, which may change from time to time;

•	the volume and mix of our product and services sales or changes in the manufacturing or sales costs related to our products and services;

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reductions in or other difficulties relating to staffing, capacity, shutdowns or slowdowns of laboratories and other institutions, such as reduced or delayed spending on instruments or consumables due to reductions in or other difficulties relating to staffing, capacity, shutdowns or slowdowns of laboratories and other institutions in which our products are used;

•	the timing and amount of expenditures that we may incur to acquire, develop or commercialize additional products or for other purposes, such as the expansion of our facilities;

•	changes in governmental funding of life sciences research and development or changes that impact budgets, budget cycles or seasonal spending patterns of our customers;

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the effects of inflation on us or our customers and suppliers, including increases in the cost of labor and materials, including as a result of tariffs imposed by the United States which are currently, or may in the future be, under consideration, proposed or enacted;

•	future accounting pronouncements or changes in our accounting policies;

•	the outcome of any current or future litigation or governmental investigations involving us, our industry or both;

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difficulties encountered in delivering our products and services, whether as a result of external factors, such as weather, customs or import processes, transportation bottlenecks, port lockdowns or slowdowns or fuel shortages, or internal issues, such as labor disputes or difficulties hiring and retaining adequate staffing;

•	changes in general market conditions and other factors, including factors unrelated to our operating performance or the performance of our competitors;

•	sales cycles for institutional customers, which may vary based on factors such as research stage, familiarity with our products, prior purchasing history and system adoption strategies;

•	higher than anticipated warranty costs;

•	customers accelerating, canceling, reducing or delaying orders as a result of developments related to litigation;

•	seasonality of customer demand throughout the calendar year;

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the effects of competition, including competition with both new and existing companies offering products that compete or intend to compete with our products and may offer performance, price or other advantages, as well as researchers developing their own solutions;

•	enhanced trade tariffs, import restrictions, export restrictions, foreign regulations or other trade barriers, including retaliatory measures taken by trade partners;

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fluctuations in demand for our products, which may vary significantly, our ability to accurately forecast demand and our ability to increase penetration with our existing customers and to expand to new customers;

•	investment decisions we make with respect to the allocation of our resources, including regarding product development or to support our commercial organization;

•	expenses related to our facilities and real estate;

•	our ability to successfully integrate personnel, technology and other assets that we acquire into our company;

•	our reputation or public perception of us;

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

•	the impacts of geopolitical issues, infectious disease, epidemics or pandemics on our business operations and on the business operations of our customers, manufacturers and suppliers; and

•	the other factors described in this “Risk factors” section.

The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual results of operations. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors at any time. If our revenue or results of operations fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met or exceeded any previously publicly stated guidance we may provide.

Our ARGO HT instrument and consumables are specialized, complex and difficult to manufacture. We could experience production problems that impact our or our third-party manufacturer’s ability to manufacture and ship our ARGO HT instrument and consumables, which would materially and adversely affect our business, financial condition and results of operations.

The manufacturing processes we and our third-party manufacturer use to produce our ARGO HT instrument and consumables and are specialized and highly complex and require high-quality components. We may have quality variations, supply issues, backorders, delays, shortages or production difficulties of needed components and may require components that are difficult to obtain or manufacture in necessary quantities and at necessary quality, in a timely manner or in accordance with regulatory requirements.

These issues, issues with our manufacturing processes or the manufacturing processes of our third-party manufacturer, shipping issues, inaccurate demand forecasts or other production issues could result in our inability to produce our products in sufficient volumes and at sufficient quality to meet demand, supply our products to our customers and for our research and development needs, and could also result in backorders, insufficient inventory, excess inventory, shipping delays, product deficiencies or other operational failures. Many other factors could cause production or shipping delays or interruptions, including difficulties in transporting materials, equipment, raw material or other shortages, raw material failures, spoilage, equipment malfunctions, facility contamination, labor problems, natural disasters, tariffs, trade disputes and other trade restrictions, infectious disease, conflict, war, civil unrest, epidemics or pandemics, disruption in utility services, terrorist activities or circumstances beyond our control. Additionally, we and our third-party manufacturers may encounter problems in hiring and retaining the experienced specialized personnel needed to develop and operate our manufacturing processes or the manufacturing processes of our third-party manufacturers, which could result in backorders, shortages, delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

These issues, or any other problems with the production or timely manufacture and shipment of our ARGO HT instruments and consumables, could materially harm our business, financial condition and results of operations.

Our products generate complex proteomic data that require specialized analysis software to uncover meaningful biological insights.

Our products generate complex data that can present challenges in terms of understanding and interpretation, particularly for customers who may lack bioinformatics expertise or dedicated computational resources. The advanced nature of the data generated by our products requires a certain level of expertise to analyze and interpret effectively. Although our integrated software and data analysis is designed to simplify interpretation and translate measurements into biological insights and publication-ready results, some of our customers may lack the necessary technical skills or resources to fully understand and utilize the data. As a result, they may experience difficulties in deriving insights, which could delay additional usage of our products or diminish their perceived value.

To address the complexity of data, we provide extensive documentation, training and support to our customers utilizing our global support organization. Providing ongoing customer education and technical assistance may increase operational costs, and place additional demands on our customer support teams. If customers struggle to extract meaningful insights from their data, this could reduce the perceived value of our solutions and slow adoption of our solutions. If customers encounter difficulties with data analysis, it could negatively impact their satisfaction with our products, lead to delays in reordering our products or services or lead them to decide not to purchase additional products or services, any of which would negatively impact our financial results.

Our long-term results depend upon our ability to improve existing products and technology and develop and introduce new products and technologies successfully.

Our business is dependent on the continued improvement of our existing products and our development of new products utilizing our existing or potential future technology. As we introduce new products or refine, improve or upgrade versions of existing products, we cannot predict the level of market acceptance or the amount of market share these products will achieve, if any. We cannot assure you that we will not experience material delays in the introduction of new products or that evolving supply chains will not be materially delayed or disrupted in the future. In addition, introducing new products could result in a decrease in revenues from our existing products. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for product development and refinement. We may need more capital for product development and refinement than is available on terms favorable to us, if at all, which could adversely affect our business, financial condition or results of operations.

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop new products and product enhancements based on technological innovation on a timely basis, our products may become obsolete over time and our revenues, cash flow, profitability and competitive position will suffer. Our success will depend on several factors, including our ability to:

•	correctly identify customer needs and preferences and predict future needs and preferences;

•	allocate our research and development funding to products with higher growth prospects;

•	anticipate and respond to our competitors’ development of new products and technological innovations;

•	innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in the markets we serve;

•	successfully commercialize new technologies in a timely manner, price them competitively and manufacture and deliver sufficient volumes of new products of appropriate quality on time;

•	maintain our existing collaborative relationships with KOLs in the life sciences scientific community;

•	convince customers to adopt new technologies; and

•	develop functioning global supply chains with multiple third parties to bring products to market.

In addition, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products that do not lead to significant revenue. Even if we successfully innovate and develop new products and product enhancements, we may incur substantial costs in doing so, and our profitability may suffer.

Our ability to develop new products based on innovation can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and technologies or failure to gain market acceptance of new products and technologies may reduce future revenues and adversely affect our competitive position, business, financial condition and results of operations.

Conducting business internationally creates operational and financial risks for our business.

For the years ended December 31, 2024 and 2025, approximately 42% and   %, respectively, of our revenue was generated from sales to customers located outside of North America. We believe that a significant portion of our future revenue will come from international sources. We sell directly in North America, Europe and China, and have a significant portion of our sales and customer service personnel outside of the United States. We sell certain of our products through third-party distributors in each of these regions. As a result, we or our distribution partners may be subject to additional regulations. Conducting operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones. If we fail to coordinate and manage these activities effectively, our business, financial condition or results of operations could be materially and adversely affected and failure to comply with laws and regulations applicable to business operations in foreign jurisdictions may also subject us to significant liabilities and other penalties. International operations entail a variety of other risks, including, without limitation:

•	variances in demand for our products across regions;

•	challenges in staffing and managing foreign operations, including executing our commercial goals and our dependence on our distributors in certain regions;

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heightened employment, labor, and immigration requirements outside of the United States, including mandatory terms and benefits, consultation, severance and limits on terminations, restrictions on non competes, contractor and PEO misclassification and joint employer risk, and immigration constraints, which could increase costs, reduce workforce flexibility, and disrupt operations;

•	tariffs or other restrictions imposed by the United States on goods from other countries and tariffs or other restrictions imposed by other countries on U.S. goods, or increases in existing tariffs;

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changes in diplomatic and trade relationships, including new or enhanced tariffs or duties, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers;

•	currency fluctuations;

•	potentially longer sales cycles and more time required to engage and educate customers on the benefits of our products outside of the United States;

•	complexities associated with managing third-party contract manufacturers and suppliers located outside of the United States;

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U.S. and foreign government trade restrictions, including those which may impose restrictions on the importation, exportation, re-exportation, sale, shipment or other transfer of programming, technology, components and/or services to foreign persons or entities;

•	reduced protection for intellectual property rights in some countries and practical difficulties of enforcing intellectual property or other legal rights abroad;

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deterioration of political relations between the United States and China, the United States and Russia or other nations or political organizations, which could have a material adverse effect on our sales and operations in these countries;

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changes in social, political and economic conditions or in laws, regulations and policies governing foreign trade, manufacturing, development and investment both domestically as well as in the other countries and jurisdictions into which we sell our products;

•	difficulties in obtaining export licenses or in overcoming other trade barriers and restrictions resulting in delivery delays or our inability to manufacture or sell our products in certain countries;

•	natural disasters, infectious diseases, conflict, geopolitical turmoil, war, civil unrest, epidemics, pandemics or major catastrophic events;

•	increased financial accounting and reporting burdens and complexities;

•	the potential need for localized software, documentation and post-sales support;

•	higher levels of credit risk and payment fraud and longer payment cycles associated with, and increased difficulty of payment collections from certain international customers; and

•	significant taxes or other burdens of complying with a variety of foreign laws, including laws relating to privacy and data protection such as the European Union General Data Protection Regulation.

In conducting our international operations, we are subject to U.S. laws relating to our international activities, such as the Foreign Corrupt Practices Act of 1977, as well as foreign laws relating to our activities in other countries, such as the United Kingdom Bribery Act of 2010. Additionally, our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities. These laws generally prohibit, unless authorized by the relevant authority or otherwise exempt from the regulations, the conduct of business with persons, countries, regions, and governments that are targeted by “sanctions,” including but not limited to persons listed on the United States Department of Commerce’s List of Denied Persons and Entity List and the United States Department of Treasury’s Specially Designated Nationals and Blocked Persons List, and the countries and territories subject to trade embargoes by the United States. Our global operations expose us to the risk of violating, or being accused of violating, these laws and regulations. Failure to comply may subject us to reputational harm, claims or significant financial and/or other penalties in the United States and/or foreign countries that could materially and adversely impact our financial condition or results of operations, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive.

Violations of complex foreign and U.S. laws and regulations could result in fines and penalties, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries, and could also materially affect our brand, our international growth efforts, our ability to attract and retain employees, our business and our results of operations. Even if we implement policies or procedures designed to ensure compliance with these laws and regulations, there can be no assurance that our distribution partners, our employees, contractors or agents will not violate our policies and subject us to potential claims or penalties.

Certain disruptions in supply of, and changes in the competitive environment for, raw materials integral to the manufacturing of our products may adversely affect our profitability.

We use a broad range of materials and supplies, including metals, chemicals and electronic components, in our products. A significant disruption in the supply of materials could decrease production and shipping levels, materially increase our operating costs and materially adversely affect our results of operations. Shortages of materials or interruptions in production and transportation systems, labor strikes, work stoppages, infectious disease, epidemics or pandemics, geopolitical issues (including tariffs, trade disputes and other trade restrictions), conflict, war, civil unrest, acts of terrorism or other interruptions to or difficulties in the employment of labor or transportation that adversely impact equipment, materials and components we require for the production of our products, may adversely affect our ability to maintain production of our products and generate revenue. In addition, a significant prolonged increase in inflation could negatively impact the cost of materials and components. Even if in some cases we are able to pass some or all such cost increases to customers by increasing the selling prices of our products, higher product prices may also result in a reduction in sales volumes.

Unforeseen end-of-life or unavailability of certain components, such as enzymes, could force us to purchase materials on the spot market at higher cost or require us to modify our product specifications to accommodate replacement components which could be costly or delay product shipments. If we were to experience a significant disruption in the supply of, or prolonged shortage of, critical components from any of our suppliers and could not procure the components from other sources, we would be unable to manufacture our products and to ship such products to our customers in a timely fashion, which would adversely affect our sales, customer relations, business, financial condition and results of operations.

If we do not sustain or successfully manage our growth and anticipated growth, our business, financial condition, results of operations and prospects will be materially adversely affected.

We have experienced rapid organizational growth and we expect that future growth will place significant strains on our management, operational and manufacturing systems and processes, financial systems and internal controls and other aspects of our business. We intend to launch additional, or enhancements to, panels of assays and instruments in the future and build out our manufacturing capabilities. Further development and commercialization of our current and future products, including targeting additional disease areas and introducing systems with lower cost and throughput to make NULISA technology accessible to early-stage researchers and smaller labs, are key elements of our strategy. Expansion into new markets with less experienced users or into smaller labs with less funding could temporarily reduce average pull-through which may adversely impact our results of operations.

Developing and launching new products, innovating and improving our existing products and expanding our commercial organization have required us to hire and retain additional scientific, sales and marketing, software, manufacturing, distribution and quality assurance personnel. As a result, we have experienced rapid headcount growth from 136 employees as of December 31, 2024 to 222 employees as of December 31, 2025. As we have grown, our employees have become more geographically dispersed. We may face challenges integrating and developing our employee base, including as a result of certain of our employees working remotely, which may lead to increased attrition and the need for hiring. In addition, certain members of our management have not previously worked together for an extended period of time, do not have experience managing a public company or do not have experience managing a global business, which may affect how they manage our business. To effectively manage our business, we must continue to improve our systems and processes and continue to effectively integrate, expand, train and manage our personnel. As our organization continues to evolve, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative products or versions. Additionally, by introducing systems with lower cost, our blended cost per instrument will be reduced and we risk introducing pricing pressure that could potentially negatively impact sales of our ARGO HT instrument. If we are unable to develop a lower cost instrument as efficiently as we expect, then higher than expected margins could cause our overall gross margin to decrease. Moreover, we may never be successful in achieving the development and manufacture of a new instrument at sufficiently lower cost to be marketable to the intendent future customer base. If we fail to sufficiently reduce our operating costs or grow our future net revenues, we could suffer operating losses that we may not be able to fund or sustain for extended period of time, if at all.

If we do not successfully manage our anticipated organizational growth, our business, financial condition and results of operations and prospects will be materially adversely affected.

Our results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates.

Historically, most of our revenue has been denominated in U.S. dollars, although we have sold our products and services in local currency outside of the United States, principally the euro. For the years ended December 31, 2024 and 2025, approximately 12% and %, respectively, of our sales were denominated in currencies other than U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located. As our operations in countries outside of the United States grow, our results of operations and cash flows will become increasingly subject to fluctuations due to changes in foreign currency exchange rates, which could harm our business in the future. During periods of economic crises, foreign currencies may be devalued significantly against the U.S. dollar, reducing our margins. In addition, because we conduct business in currencies other than U.S. dollars, but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates, which could hinder our ability to predict our future results and earnings and could materially impact revenue and our results of operations. We do not currently maintain a program to hedge foreign currency exposures and even if in the future we implement a program to hedge such exposures, we may not be successful in mitigating the effects of fluctuations in foreign currency exchange rates.

Due to our exposure to currencies other than U.S. dollars, an increase in the value of certain currencies against the U.S. dollar could increase our costs by increasing labor and other costs that are denominated in local currency. There can be no assurance that any future hedging activities which are designed to partially offset this impact, will be successful. In addition, our currency hedging activities, if any, in the future, could themselves be subject to risk. These could include risks related to counterparty performance under future hedging contracts and risks related to currency fluctuations.

We depend on our key personnel and other highly qualified personnel, and if we are unable to recruit, train, retain and ensure the health and safety and engagement of our personnel, we may not achieve our goals.

Our future success depends on our ability to recruit, train, retain and motivate key personnel, including our senior management, research and development, manufacturing and operations, quality and regulatory affairs, clinical support, sales, customer service and marketing, engineering, data science, and other personnel providing critical functions. In particular, Dr. Luo, our Chief Executive Officer and co-founder, and Dr. Chen, our Chief Operating Officer and co-founder, are critical to our vision, strategic direction, culture and products, and the loss of these executives or other key technical personnel could adversely affect our business, results of operations and growth prospects. Competition for qualified personnel is intense, particularly in the San Francisco Bay area, and other technology and life sciences hubs where we recruit, including outside of the United States. As we grow, we may continue to make changes to our management team, which could make it difficult to execute on our business plans and strategies and may result in the loss of institutional knowledge. New hires, including executive hires, often require significant training and, in most cases, take significant time before they achieve full productivity. Our failure to successfully integrate our personnel into our business could adversely affect our business. Additionally, some of our employees work remotely and because of the challenges of working remotely, their full productivity requires different approaches to onboarding and managing.

We do not maintain key person life insurance for any of our employees. In the United States, our employees are employed on an at-will basis and may terminate their employment with little or no prior notice, and legal limitations on the enforceability of restrictive covenants, including non-competition and certain non-solicitation provisions, may impair our ability to retain employees or protect our business when employees depart. We have employees outside of the United States who are employed for a fixed-term, and require notice prior to termination.

Changes in U.S. immigration laws, regulations, policies or enforcement practices could restrain the flow of technical and professional talent into the United States and may inhibit our ability to hire or retain qualified personnel, and may cause existing employees to depart due to uncertainty or inability to maintain work authorization. Similar risks may arise in other jurisdictions in which we operate. Certain of our scientific personnel in the United States are qualified foreign nationals whose ability to live and work in the United States is contingent upon the continued availability of appropriate visas. We expect to continue to rely on foreign nationals to fill part of our recruiting needs.

Our continued success depends, in part, on attracting, retaining and motivating highly trained sales personnel, including individuals with the necessary scientific background and ability to understand our systems at a technical level to effectively identify and sell to potential new customers. In addition, the continued development of complementary software tools requires us to compete for highly trained software engineers in the San Francisco Bay area and elsewhere and for highly trained sales and customer service personnel globally. We also compete for qualified scientific personnel with other life sciences companies, academic institutions and research institutions. This competition affects both our ability to retain key employees and hire new ones. We also must comply with an increasingly complex array of employment, labor, wage and hour, pay transparency, health and safety, harassment, discrimination, leave and benefits and other workforce-related laws and regulations across multiple jurisdictions; failure, or perceived failure, to comply with such requirements could result in audits, investigations, disputes, penalties or litigation, and could harm our reputation and financial results. In order to be successful and build our framework for future growth, we must continue to execute and deliver on our initiatives as the workforce changes. We must also attract, retain, train and motivate key employees including highly qualified management, scientific, manufacturing, sales, marketing and other personnel who are critical to our business. Additionally, we compete with companies that may have greater financial resources than we do and early-stage companies that promise short-term growth opportunities. We may not be able to attract, retain, train or motivate qualified employees in the future and our inability to do so could materially harm our prospects, business, results of operations and financial condition.

Ensuring the health, safety and well-being of our employees is essential to our operations. We may incur increased costs or disruptions in connection with implementing and maintaining workplace health and safety measures, complying with evolving regulations and guidance, and addressing public health concerns. Any failure to maintain safe and compliant working environments across our facilities and for our distributed workforce could adversely affect our ability to attract and retain personnel and could expose us to liability.

If our facilities or our third-party manufacturer’s facilities become unavailable or inoperable, our research and development programs could be adversely impacted and manufacturing of our products could be interrupted.

Our and our third-party manufacturer’s facilities are vulnerable to natural disasters and catastrophic events. For example, our headquarters in Fremont, California is located near earthquake fault zones and are vulnerable to damage from earthquakes. Our facilities are vulnerable to other types of disasters, including fires, floods, infectious disease, epidemics or pandemics, power loss, conflict, war, civil unrest, communications failures and similar events. If any disaster or catastrophic event were to occur, our ability to operate our business would be seriously, or potentially completely, impaired. If our facilities or any of our third-party manufacturer’s facilities become unavailable or understaffed for any reason, we cannot provide assurances that we will be able to secure alternative manufacturing facilities with the necessary capabilities and equipment on acceptable terms, if at all. Additionally, potential issues with our ability to hire staff or the health and safety of our manufacturing staff could decrease the effectiveness of our manufacturing operations and adversely affect our business and results of operations. The inability to manufacture our products, combined with potential limited inventory of manufactured products, may result in the loss of customers or harm our reputation, and we may be unable to reestablish relationships with those customers in the future. Because certain of our consumables and the raw materials we use to manufacture consumables are perishable and must be kept in temperature controlled storage, the loss of power to our facilities, mechanical or other issues with our storage facilities or other events that impact our temperature controlled storage could result in the loss of some or all of such consumables and raw materials and we may not be able to replace them without disruption to our customers or at all.

A substantial percentage of our revenue comes from sales to institutions, whose research often requires long uninterrupted studies performed on a consistent basis over time; thus interruptions in our ability to supply consumables could be particularly damaging to these studies and our reputation. In addition, the budgetary planning and approval process for academic research programs can be lengthy and begin well in advance of the planned purchase of our products. If our products become unavailable during the planning process, researchers may use alternative products.

If our research and development programs were disrupted by a disaster or catastrophe or for other reasons, the launch of new products could be significantly delayed and could adversely impact our ability to compete with other available products. If our or our third-party manufacturer’s capabilities are impaired, we may not be able to manufacture and ship our products in a timely manner, which would adversely affect our business. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses, may not cover every potential type of loss event (including earthquakes as we do not carry earthquake insurance coverage) and may not continue to be available to us on acceptable terms, or at all.

Costs or other factors related to our facilities and real estate ensuing from these and other risks related to our facilities and real estate may adversely impact our business results and financial condition.

If we fail to offer high-quality customer service or technical and applications support, our business and reputation could suffer.

We differentiate ourselves from our competition in part through our commitment to an exceptional customer experience. Accordingly, high-quality customer service is important for the growth of our business and any failure to maintain such standards of customer service, or a related market perception, could affect our ability to sell products to existing and prospective customers. Additionally, we believe our customer service team has a positive influence on recurring consumables revenue. Providing an exceptional customer experience requires significant time and resources from our customer service team, and failure to manage our customer service organization adequately or impacts on our ability to provide an exceptional customer experience may adversely impact our business results and financial condition.

Customers utilize our service teams for help with a variety of topics, including how to use our products efficiently, how to integrate our products into existing workflows and how to resolve technical, analysis and operational issues if and when they arise. As we introduce new products, we expect utilization of our customer service teams to increase. In particular, the introduction of new products or new versions that utilize different workflows or variations on existing workflows may require additional customer service efforts to ensure customers use such products correctly and efficiently. As we scale, we are investing in online training resources, including videos and quick reference guides, to onboard customers more efficiently and reduce the burden on our support teams. While these resources are designed to improve adoption and minimize training costs, we may need to continue enhancing our online and remote solutions, which could increase expenses. If customers do not effectively utilize these resources, we may need to expand our customer support staffing, resulting in higher operating costs. Also, as our business scales, we may need to engage third-party customer service providers, which could increase our costs and negatively impact the quality of the customer experience if such third parties are unable to provide service levels equivalent to ours.

The number of our customers has grown significantly and such growth, as well as any future growth, will put additional pressure on our customer service organization. We may be unable to hire qualified staff quickly enough or to the extent necessary to accommodate increases in demand. Moreover, as we continue to grow our operations and reach a global customer base, we need to be able to provide efficient customer service that meets our customers’ needs globally at scale. In geographies where we sell through distributors, we rely on those distributors to provide customer service. If these third-party distributors do not provide a high-quality customer experience, our business and reputation may suffer.

Additionally, the placement of our products at new customer sites, the introduction of our technology into our customers’ existing laboratory workflows and ongoing customer support can be complex. Accordingly, we need highly trained technical support personnel. Hiring technical support personnel is very competitive in our industry due to the limited number of people available with the necessary scientific and technical backgrounds and ability to understand our technology at a technical level. To effectively support potential new customers and the expanding needs of current customers, we will need to substantially expand our technical support staff and develop our support/infrastructure and processes. If we are unable to attract, train or retain the number of highly qualified technical services personnel that our business needs, our business, financial condition and results of operations will suffer.

We do not have long-term contracts with customers, and a reduction in orders from a significant number of customers could reduce our sales and harm our results of operations.

We do not have significant long-term contracts with our customers, and our customer contracts generally do not contain minimum purchase requirements and the majority of our sales are on a purchase order basis. Therefore, our sales are subject to changes in demand from our customers. The level and timing of orders placed by our customers vary for a number of reasons, including individual customer strategies, availability of funding, the introduction of new technologies, the desire of our customers to reduce their exposure to any single supplier and general economic conditions. In addition, though we believe customers in our markets display a significant amount of loyalty to a particular product, we may not be able to renew a contract on favorable pricing terms if our competitors reduce their prices in order to procure business, or if a customer insists that we lower the price charged under the contract being renewed in order to retain the contract. In addition, certain of our customer contracts contain volume-based discount structures. If we increase the number of contracts we enter into with discounted pricing structures or if we enter into a contract with a customer on unfavorable terms, it may reduce our gross margins and harm our ability to negotiate future contracts with that customer or other customers. The loss of sales or the reduced profitability of such sales could adversely affect our business, financial condition and results of operations.

Our management uses certain key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions and such metrics may not accurately reflect all of the aspects of our business needed to make such evaluations and decisions, particularly as our business continues to grow.

In addition to our consolidated financial results, our management regularly reviews a number of operating and financial metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that these metrics are representative of our current business; however, these metrics may not accurately reflect all aspects of our business, and we anticipate that these metrics may change or may be substituted for additional or different metrics as our business evolves and as we introduce new products and new versions of existing products. If our management fails to review other relevant information or change or substitute the key business metrics they review as our business evolves and we introduce new products or new versions of existing products, their ability to accurately formulate financial projections and make strategic decisions may be compromised and our business, financial condition, results of operations and prospects may be adversely impacted.

Investments and acquisitions could disrupt our business, cause dilution to our stockholders and otherwise adversely affect our financial condition and results of operations.

We regularly review investment, acquisition and technology licensing opportunities, and we may invest in or acquire additional real estate or additional businesses and legal entities to add specialized employees, products or technologies as well as pursue technology licenses or investments in complementary businesses. Any future transactions could adversely affect our business, financial condition and results of operations and expose us to many risks, including:

•	increases in our expenses and reductions in our cash available for operations and other uses;

•	difficulties integrating acquired personnel, technologies and operations into our existing business;

•	failure to realize anticipated benefits or synergies from such a transaction;

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unanticipated costs of or legal exposure related to complying with existing and future laws and regulations, including land use, antitrust, environmental or hazardous waste-related laws and regulations;

•	disruption in our relationships with customers, distributors, manufacturers, suppliers or other third parties as a result of such a transaction;

•	unanticipated liabilities related to acquired real estate or companies, including liabilities related to acquired intellectual property or litigation relating thereto;

•	diversion of management time and focus from operating our business;

•	possible write-offs or impairment charges relating to acquired businesses; and

•	potential higher taxes if our tax positions relating to certain acquisitions were challenged.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Even if we identify a strategic transaction that we wish to pursue, we may be prohibited from consummating such transaction due to the terms of future indebtedness we may incur or due to circumstances outside our control including regulatory approval considerations.

Future investments, acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition. We cannot predict the number, timing or size of future investments, acquisitions or dispositions or the effect that any such transactions might have on our results of operation.

Seasonality may cause fluctuations in our revenue and results of operations.

We operate on a December 31st year end and believe that there are seasonal factors that may in the future cause sales of our products to vary on a quarterly or yearly basis and increase the magnitude of quarterly or annual fluctuations in our results of operations. We expect that this seasonality will result from a number of factors, including the procurement and budgeting cycles of many of our customers. For example, a significant portion of our customers rely on government funding and research grants, and certain customers have budget cycles that typically expire at year end. Given our limited history of commercial operations we may not be able to accurately predict these cycles. Our international customers also have different purchasing patterns due to procurement or budgeting cycles, holidays or other factors, which may result in a disproportionate amount of their purchasing activity occurring in specific periods. These factors may contribute in the future to substantial fluctuations in our quarterly results of operations. Because of these fluctuations, it is possible that in some quarters our results of operations will fall below the expectations of securities analysts or investors. If that happens, the market price of our common stock would likely decrease. These fluctuations, among other factors, also mean that our results of operations in any particular period may not be relied upon as an indication of future performance. Seasonal or cyclical variations in our sales may in the future become more or less pronounced over time, and may in the future materially affect, our business, financial condition, results of operations and prospects. Other fluctuations, including spikes in customer demand for our products, may also make it harder for us to distribute our products in a timely manner.

Our sales cycle is lengthy and variable, which makes it difficult for us to forecast revenue and other results of operations.

The sales cycle for our instruments and products is lengthy and variable because each sale generally represents a major capital expenditure and generally requires the approval of our customers’ senior management. This may contribute to substantial fluctuations in our quarterly or annual operating results, particularly during the periods in which our sales volume is low. Factors that may cause fluctuations in our quarterly or results of operations include, without limitation, market acceptance for our new products; our ability to attract new customers; publications of studies by us, competitors or third parties; the timing and success of new product introductions by us or our competitors or other changes in the competitive dynamics of our industry, such as consolidation; the amount and timing of our costs and expenses; changes in our pricing policies or those of our competitors; general economic, industry and market conditions; the effects of seasonality; the regulatory environment; expenses associated with warranty costs or unforeseen product quality issues; the hiring, training and retention of key employees, including our ability to grow our sales organization; litigation or other claims against us for intellectual property infringement or otherwise; our ability to obtain additional financing as necessary; and changes or trends in new technologies and industry standards. Because of these fluctuations, it is likely that in some future quarters our results of operations will fall below the expectations of securities analysts or investors. If that happens, the market price of our common stock would likely decrease. Such fluctuations also mean that investors may not be able to rely on our results of operations in any particular period as an indication of future performance. Sales to existing customers and the establishment of a business relationship with other potential customers is a lengthy process, generally taking several months and sometimes longer. Following the establishment of the relationship, the negotiation of purchase terms can be time-consuming, and a potential customer may require an extended evaluation and testing period. In anticipation of product orders, we may incur substantial costs before the sales cycle is complete and before we receive any customer payments. As a result, in the event that a sale is not completed or is canceled or delayed, we may have incurred substantial expenses, making it more difficult for us to become profitable or otherwise negatively impacting our financial results. Furthermore, because of our lengthy sales cycle, the realization of revenue from our selling efforts may be substantially delayed, our ability to forecast our future revenue may be more limited and our revenue may fluctuate significantly from quarter to quarter.

Our reliance on distributors for sales of our products in certain geographies outside of the United States could limit or prevent us from selling our products and impact our revenue.

We sell our products in Australia, portions of Eastern Europe, India, Japan, Singapore and South Korea through third-party distributors. We intend to continue to grow our business internationally and to do so we must attract additional distributors and retain existing distributors to maximize the commercial opportunity for our products. There is no guarantee that we will be successful in attracting or retaining desirable sales and distribution partners, that such partners will agree to our terms and conditions of sale or that we will be able to enter into such arrangements on favorable terms. Additionally, excess inventory held by our distributors may reduce or delay purchases by such distributors.

Our distribution relationships are non-exclusive and allow the distributors to sell other products in their respective territories, while some of them provide the distributor exclusive rights to sell our products in that territory for a period of time. As such, our distributors may not commit the necessary resources to market our products to the level of our expectations or may choose to favor marketing the products of our competitors. If current or future distributors do not or are unable to perform adequately or if we are unable to enter into effective arrangements with distributors in particular geographic areas, our revenues could be significantly impacted. Additionally, our business, financial condition and results of operations could be materially and adversely affected if we are unsuccessful in selling directly to customers who previously purchased our products from third-party distributors or if our efforts in certain regions to sell directly to certain customers previously served by our distributors negatively impacts our relationships with and the performance of our distributors in such regions or elsewhere.

AI and machine learning technologies may expose us to significant risks, including development and deployment challenges, regulatory uncertainties, competition for investor research and potentially hard-to-predict changes to our business, which could adversely affect our business, results of operations and financial condition.

We use artificial intelligence (“AI”), machine learning and automated decision-making technologies (collectively, “AI Technologies”) in our business to realize operational efficiencies in day-to-day business operations, including but not limited to our software development efforts. If we fail to keep pace with rapidly evolving AI Technologies, especially in the medical device industry, our competitive position and business results may suffer. We proactively investigate opportunities to increase accessibility to our statistical software package utilizing AI and modern architecture design patterns through modern context protocols and enhance our software offerings via integrating advanced machine learning algorithms and generative AI models to enable deeper biological insights from increasingly large NULISA datasets, and are making targeted investments in this area.

We expect increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies (including as a result of AI-generated content, analysis or recommendations being deficient, other competitors moving more quickly or effectively to adopt AI capabilities, or our use of AI increasing regulatory or cybersecurity risks) and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

Further, the regulatory framework for AI Technologies is rapidly evolving as several jurisdictions around the globe, including Europe and certain U.S. states, have proposed, enacted, or are considering laws and regulations governing the development and use of AI Technologies, such as the EU’s AI Act, the Colorado Artificial Intelligence Act, California Bot Disclosure Law, the Utah Artificial Intelligence Policy Act and the CCPA regulations on automated decision-making Technology which may also increase the burden and cost of research, development and compliance. Likewise in the U.S. federal regulators have issued guidance affecting the use of AI in regulated sectors. The FDA, for example, also issued guidance on the use of AI in medical devices, requiring detailed risk management and review processes to obtain marketing authorizations. The EU AI Act sets out a risk-based framework, subjecting certain AI Technologies to numerous compliance obligations, including transparency, conformity and risk assessment, monitoring and human oversight requirements. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company’s total worldwide annual turnover for the preceding financial year, whichever is higher. Certain of our activities subject us to the EU AI Act and depending on how the EU AI Act is implemented and interpreted, we may have to adapt our business practices, contractual arrangements, and services to comply with such obligations. We expect other jurisdictions will adopt similar laws.

The introduction and use of AI Technologies, particularly generative AI, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as the well as other factors that could adversely affect our reputation, as the well as our business, operating results, and financial condition. Additionally, existing laws and regulations may be interpreted in ways that could affect the operation of our AI Technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI Technologies. For example, countries and states are applying their data and consumer protection laws to AI Technologies, and particularly generative AI and interactive chatbots. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making. These obligations may make it harder for us to conduct our business using AI Technologies, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI Technologies, or prevent or limit our use of AI Technologies. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI Technologies where they allege the company has violated privacy and consumer protection laws. If we cannot use AI Technologies or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations. Any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition and results of operations.

Further, any sensitive information (including confidential, competitive, proprietary or personal data) that we input into a third-party generative AI Technology could be leaked or disclosed to others, including if sensitive information is used to train the third parties’ AI Technology.

Moreover, AI Technologies models may create flawed, incomplete or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor “poisons” the AI Technology with bad inputs or logic), or if the logic of the AI Technology is flawed (a so-called “hallucination”), all or any of which could cause the performance of our products, services and business, as well as our reputation, to suffer or incur liability under contractual breach allegations or civil claims. We use AI Technologies’ outputs in the ordinary course of business and may use such outputs to make certain decisions. Due to these potential inaccuracies or flaws, the outputs could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals) and adversely impact their rights or employment.

Additionally, in recent years both public and private investment in AI Technologies has increased substantially, and because investment markets and investor attention are finite, focus of the investment community on opportunities related to AI Technologies may divert investor attention and resources away from us and our industry. Further, in the future AI Technologies may meaningfully change fundamental aspects of our business including, for example, our cost structure, how we sell our products, how our customers interact with our products, or how customers or potential customers conduct their experiments. The ways in which AI Technologies could affect us are uncertain and difficult to predict at present and in the future may significantly impact our business, results of operations and financial condition.

Our indebtedness may impair our financial and operating flexibility.

Our Loan and Security Agreement with Silicon Valley Bank, a division of First Citizens Bank (“SVB”), dated July 11, 2024, as amended by that certain Consent and First Amendment to Loan and Security Agreement dated as of March 13, 2025 and that certain Second Amendment to Loan and Security Agreement dated as of

September 19, 2025 (the “SVB Loan Agreement”) provides for up to $65 million of term loans and a $10 million revolving asset-backed credit facility. As of December 31, 2025, $10 million of principal term loan borrowings were outstanding. As of December 31, 2025, revolving loan borrowings of $   million were available to be drawn and $    million of additional term loan borrowings were available to be drawn before June 30, 2027, subject to certain conditions. The SVB Loan Agreement contains affirmative and negative covenants, including a covenant that could require us to maintain minimum revenue over specified periods of time and covenants that restrict, among other things, our ability to dispose of assets, change our business, management, ownership or business locations, enter into mergers or acquisitions, incur additional indebtedness or encumber any of our assets. Borrowings under the SVB Loan Agreement are secured by substantially all of our assets, excluding our intellectual property but including the proceeds from the sale of any of our intellectual property and also a negative pledge arrangement whereby we may not encumber our intellectual property without prior lender consent. These restrictions could limit our operational flexibility and the need to make principal and interest payments on our debt will reduce our ability to fund other aspects of our business, such as our research and development program. Our ability to make principal and interest payments on our indebtedness will depend on our ability to generate cash. If we default under the SVB Loan Agreement and if the default is not cured or waived, the lender could terminate its commitments to lend to us and cause any amounts outstanding to be payable immediately. Under certain circumstances, the lender could also exercise its rights with respect to the collateral securing such loans. Moreover, any such default would limit our ability to obtain additional financing, which may have an adverse effect on our cash flow and liquidity.

We may incur additional indebtedness in the future. The debt instruments governing such indebtedness could contain provisions that are as, or more, restrictive than our existing debt instruments. If we incur additional debt, a greater portion of our cash flows may be needed to satisfy our debt service obligations. While we do not anticipate that we will need to raise additional financing in the future to fund our operations, in the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. As a result, we would be more vulnerable to general adverse economic, industry and capital markets conditions in addition to the risks associated with indebtedness described above.

Risks related to our regulatory environment and taxation

Our products could become subject to more onerous regulation by the U.S. Food and Drug Administration (“FDA”) or other regulatory agencies in the future, which could increase our costs and delay or prevent commercialization of our products, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

We make certain of our products available to customers as research use only (“RUO”) products. Accordingly, our products are labeled as RUO and are not intended for clinical diagnostic use. In the United States, RUO products are regulated by the FDA as in vitro diagnostic (“IVD”) products in the laboratory research phase of development that are being shipped or delivered for an investigation that is not subject to the FDA’s investigational device exemption requirements. Although medical devices, including IVDs, are subject to stringent FDA oversight, IVD products that are intended for RUO and are labeled as RUO are exempt from compliance with most FDA requirements, including premarket review and marketing authorization, manufacturing requirements, and others. A product labeled RUO but which is actually intended for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug, and Cosmetic Act (“FDC Act”), and subject to FDA enforcement action. The FDA has indicated that when determining the intended use of a product labeled RUO, the FDA will consider the totality of the circumstances surrounding distribution and use of the product, including how the product is marketed and to whom. If the FDA asserts that we are improperly marketing our products as RUO or otherwise asserts that we do not comply with applicable requirements, the FDA may proceed with an enforcement action that could require us to cease marketing any commercially marketed products (e.g., those that are marketed as RUO) until such marketing authorization is obtained. Such premarket review processes are expensive, time-consuming and uncertain; our efforts may never result in any marketing authorization from FDA for our products; and failure by us to obtain or comply with such marketing authorizations could have an adverse effect on our business, financial condition or results of operations. There can be no assurance that we will be able to obtain such marketing authorization or that FDA would agree to the labeling we would propose as part of our submission, and therefore the claims FDA authorizes could be different than the claims we have made or intend to make for such products. There can be no assurance that such claims will be adequate to support continued adoption of and reimbursement for our tests.

In the EU, IVD products are governed by Regulation (EU) No 2017/746 (“EU IVDR”) and subject to stringent requirements. However, the EU IVDR specifically excludes RUO products which are intended to be used for research purposes only, and without any medical objective, are excluded from the scope of the Regulation. RUOs are also expressly distinguished from devices intended to be used in a study undertaken to establish or confirm the analytical or clinical performance of a device which are also subject to specific requirements under the EU IVDR. A material intended for RUO, without any medical purpose or objective, is therefore not considered as an IVD as defined by the EU IVDR and is not subject to compliance with the related requirements.

However, some products may be subject to tighter requirements in the EU. For example, in the EU, the EU IVDR does not specifically address the regulation of products falling within the description of “laboratory developed tests”, which may qualify as IVDs and be required to comply with the requirements of the EU IVDR in order to be placed on the market or put into service in the EU. Depending on the product in question, other regulations may be applicable to the RUO products.

Failure to timely obtain necessary marketing authorizations for our future products that are intended for clinical or diagnostic uses may have a material adverse effect on our business, financial condition, results of operations, and prospects.

We intend to develop products that are intended for clinical or diagnostic use, such as ARGO HT/DX, which will be regulated as medical devices in the United States. Medical devices and their manufacturers and product developers are subject to extensive regulation in the United States, including by the FDA. The FDA regulates, among other things, with respect to medical devices: design, development, and manufacturing; testing, labeling, content, and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales, and distribution; premarket review and marketing authorization; recordkeeping procedures; advertising and promotion; corrections and removals (recalls); post-market surveillance and adverse event reporting, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market studies; and product import and export. In the United States, before we can market a new medical device, or a new use of, new claim for or a significant modification to an existing product medical device that is not exempt from premarket review requirements or is not subject to an established FDA enforcement discretion policy, we must first receive marketing authorization for the product from FDA either through clearance under Section 510(k) of the FDC Act, approval of a premarket approval (“PMA”) application from the FDA, or grant of a de novo classification request from the FDA, unless an exemption applies.

In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a “predicate” device (i.e., a legally marketed device), which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), or a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices.

In the de novo classification process, a manufacturer whose device of a new type under the FDC Act is automatically classified as Class III and would otherwise require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the requester will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.

The PMA approval, 510(k) clearance and de novo classification processes can be expensive, lengthy, and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can take longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Clinical data may also be required in connection with a submission for 510(k) clearance or a de novo classification request. Despite the time, effort and cost, a device may not obtain marketing authorization by the FDA. We must obtain marketing authorization for any future devices we develop, unless they are exempt. Marketing authorizations for any of our future products, if granted, may include significant limitations on the indicated uses for the device, which may limit the potential commercial market for the device.

In the United States, any modification to a medical device for which we have obtained 510(k) clearance may require us to submit a new 510(k) premarket notification and obtain clearance, to submit a PMA and obtain FDA approval, or to submit a de novo request and obtain FDA’s grant of the request prior to implementing the change. For example, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, generally requires a new 510(k) clearance or other marketing authorization. The FDA requires every manufacturer to make such determinations in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with a manufacturer’s decisions regarding whether new marketing authorizations are necessary.

The FDA can delay, limit or deny marketing authorization of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA that our products are substantially equivalent to a predicate device or are safe and effective for their intended uses;

•	the disagreement of the FDA with the design or implementation of clinical trials or the interpretation of data from preclinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in clinical trials;

•	the data from preclinical studies and clinical trials may be insufficient to support clearance, de novo classification, or approval, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•	the potential for marketing authorization regulations of the FDA to change significantly in a manner rendering our clinical data or regulatory filings insufficient for marketing authorization.

If we or our collaborators are required to obtain a marketing authorization for products based on our technology, we or they would be subject to a substantial number of additional regulatory requirements for medical devices, including establishment registration, device listing, the Quality Systems Regulations (or the Quality Management System Regulation, which amends the Quality Systems Regulation and goes into effect in February 2026) which covers the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required), and storage and shipping of medical devices (among other activities), product labeling, advertising, recordkeeping, post-market surveillance, post-approval studies, adverse event reporting, and correction and removal (recall) regulations. One or more of the products we or a collaborator may develop using our technology may also require clinical trials in order to generate the data required for marketing authorization. Complying with these requirements may be time-consuming and expensive. We or our collaborators may be required to expend significant resources to ensure ongoing compliance with the FDA regulations and/or take satisfactory corrective action in response to an enforcement action, which may have a material adverse effect on the ability to design, develop, and commercialize products using our technology as planned. Failure to comply with these requirements may subject us or a collaborator to a range of enforcement government actions, including, but not limited to, such as warning letters or other letters of regulatory significance, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products, and revocation of marketing authorization, as well as significant adverse publicity. If we or our collaborators fail to obtain, or experience significant delays in obtaining, marketing authorizations for non-RUO, such products may not be able to be launched or successfully commercialized in a timely manner, or at all.

In the EU, there is currently no premarket government review of medical devices (including IVDs). However, the EU requires that all IVDs, or accessories to an IVD, bear the CE marking of conformity in accordance with the requirements of the EU IVDR prior to being placed on the market or put into service in the EU. The EU IVDR and its associated guidance documents and harmonized standards governing, among other things, device design and development, preclinical and clinical or performance testing, premarket conformity assessment, registration and listing, manufacturing, labeling, storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance. Affixing the CE mark requires demonstration of compliance with the General, Safety and Performance Requirements (“GSPRs”) laid down in Annex I to the EU IVDR including the general requirement that an IVD must achieve its intended performance and be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. IVDs must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and—where applicable—other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. Compliance with the GSPRs is a prerequisite to affix the CE mark without which IVDs cannot be marketed or sold in the EU. As part of this process, we may also be required to apply to a designated Notified Body to conduct the conformity assessment of our product with the applicable requirements, which is a lengthy and costly process. If we decide to market products for clinical or diagnostic use and impact our development plans, we may be required to comply with the stringent requirements of the EU IVDR.

The EU IVDR does not apply in Great Britain (England, Scotland and Wales) since it came into effect after the United Kingdom’s departure from the EU. In the UK, IVDs are regulated under the Medical Devices Regulations 2002, as amended, which implement the requirements of the EU In Vitro Diagnostic Directive 98/79/EC, which no longer applies in the EU. However, under the terms of the Windsor Framework, the EU IVDR applies in Northern Ireland. The Medicines and Healthcare products Regulatory Agency (“MHRA”) is responsible for the regulation of IVDs in the United Kingdom and has confirmed that it is developing a new regulatory framework for IVDs based on a risk-based approach similar to the EU IVDR’s with the stated aim of reducing regulatory burden, with UK-specific modifications. Until the final legislation and accompanying guidance has been published there will remain uncertainty as to the future IVD regulatory requirements in Great Britain.

In addition, the process of obtaining marketing authorization from the FDA or certification from notified bodies in the EU or approved bodies in the United Kingdom for new products, or with respect to enhancements or modifications to existing products, could take a significant period of time, require the expenditure of substantial resources, involve rigorous pre-clinical and clinical testing, require changes to products or result in limitations on the indicated uses of products. There can be no assurance that we will receive the required marketing authorizations or certifications for any new products or for modifications to our existing products on a timely basis or that any marketing authorization or certification will not be subsequently withdrawn or conditioned upon extensive post-market study requirements. Moreover, even if we receive FDA marketing authorization or certification from foreign bodies of new products or modifications to existing products, we will be required to comply with extensive regulations relating to the development, research, marketing authorization , certification, distribution, marketing, advertising and promotion, manufacture, adverse event reporting, recordkeeping, import and export of such products, which may substantially increase our operating costs and have a material impact on our business, profits and results of operations. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters, fines, injunctions, civil penalties, termination of distribution, recalls or seizures of products, delays in the introduction of products into the market, total or partial suspension of production, refusal to grant future marketing authorizations or certifications, withdrawals or suspensions of existing marketing authorizations or certifications, resulting in prohibitions on sales of our products, and in the most serious cases, criminal penalties. Occurrence of any of the foregoing could harm our reputation, business, financial condition, results of operations and prospects.

Moreover, the FDA or foreign competent authorities may change their marketing authorization policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay marketing authorization or certification of our current or future products under development, or require us to change our business plans. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our current or future products or make it more difficult to obtain marketing authorization or certification. For example, the changes to the regulatory system implemented in the EU by the IVDR include stricter requirements for clinical evidence and pre-market assessment of safety and performance, new classifications to indicate risk levels, requirements for third party testing by Notified Bodies, tightened and streamlined quality management system assessment procedures and additional requirements for the quality management system, additional requirements for traceability of products and transparency as well a refined responsibility of economic operators. We would also be required to provide clinical data in the form of a clinical performance report. Fulfilment of the obligations imposed by these Regulations may cause us to incur substantial costs. We may be unable to fulfill these obligations, or our Notified Body may consider that we have not adequately demonstrated compliance with our related obligations to merit the issuance of a CE Certificate of Conformity under the IVDR for any of our products, or the continued use of any CE Certificate of Conformity issued under the IVDR if obtained.

If the FDA determines that our RUO products are intended for clinical diagnostic use or if we seek to market our RUO products for clinical diagnostic or health screening use, we or our customers will be required to obtain marketing authorization(s), and we may be required to cease or limit sales of our then marketed products, which could materially and adversely affect our business, financial condition and results of operations. Any such regulatory process would be expensive, time-consuming and uncertain both in timing and in outcome.

While we have focused initially on the life sciences research market and RUO products only, our strategy is to expand our product line to encompass products that are intended to be used for the diagnosis of disease. If the FDA were to determine that our current RUO products are intended for clinical diagnostic use or if we decide in the future to market our products for such use, we would be required to obtain marketing authorization in order to sell our products in a manner consistent with the FDA’s laws and regulations.

Although our customer contracts specify that our current products are not intended for clinical diagnostic use, it is possible that our customers may use our RUO products to develop their own laboratory developed tests (“LDTs”) for clinical diagnostic use. LDTs are a subset of IVD tests that are designed, manufactured and used within a single laboratory. Historically, FDA has taken the position that LDTs are medical devices that FDA can regulate, though the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to IVDs that are intended for clinical use and are designed, manufactured and used within a single laboratory that is certified under Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) and meets the regulatory requirements under CLIA to perform high-complexity testing, with certain exceptions. Even under that enforcement discretion policy, the FDA has issued warning letters to, and published Medical Device Safety Communications about, manufacturers for commercializing laboratory tests that were purported to be LDTs but the FDA alleged failed to meet the definition of an LDT or that otherwise were not subject to the FDA’s prior enforcement discretion policy.

On May 6, 2024, the FDA published a final rule on the regulation of LDTs, which amended the FDA’s regulations under 21 CFR Part 809 to make explicit that LDTs are IVDs and are regulated as devices under the FD&C Act. However, on March 31, 2025, the United States District Court for the Eastern District of Texas vacated the FDA’s LDT final rule. The U.S. government did not appeal the ruling, and the FDA rescinded the rule on September 19, 2025.

It is uncertain whether or when the FDA may be able to otherwise exercise its medical device authority with respect to LDTs or their components. This uncertainty could adversely affect the FDA’s ability to apply and enforce its medical device requirements with respect to diagnostic tests more broadly, including any LDTs for which our customers have obtained marketing authorization. Such uncertainty and the FDA’s actions in response could have a material adverse effect on our business and operation.

Failure to comply with applicable FDA requirements could subject us or our customers to a range of government actions, including warning letters or other allegations of noncompliance with applicable regulations, injunctions, civil monetary penalties, criminal prosecution, and recall and/or seizure of products, as well as significant adverse publicity based on violations of the FDC Act, including, but not limited to, adulteration and misbranding. In addition, changes to the current regulatory framework, including the imposition of additional or new regulations, could arise at any time during the development or marketing of our products, which may negatively affect our ability to obtain or maintain FDA or comparable regulatory approval of our products, if required.

New legislation or regulation in the United States may make it more difficult and costly for us to manufacture, market, or distribute our products, or to obtain marketing authorizations for any future products.

From time to time, Congress may enact new legislation or the FDA may issue new regulation that could significantly change the regulation of medical devices. For example, on January 31, 2024, the FDA issued a final rule to amend the QSR, which establishes cGMP requirements for medical device manufacturers, to align more closely with the ISO standards. Specifically, this final rule, which the FDA expects to go into effect on February 2, 2026, replaces the QSR with the QMSR, and among other things, incorporates by reference the quality management system requirements of ISO 13485:2016. This new final rule, referred to as the QMSR, will take effect on February 2, 2026. Although the FDA has stated that the standards contained in ISO 13485:2016 are substantially similar to those set forth in the existing QSR, it is unclear the extent to which this final rule, once effective, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise create market pressure that may negatively affect our business. It is unclear the extent to which any other legislative or regulatory proposal, if adopted or issued, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may make it more difficult and costly to manufacture, market, or distribute our commercialized products currently marketed as RUO, or may impose additional costs, lengthen marketing authorization review times, or make it more difficult to obtain marketing authorizations for any future products we develop or for any current products for which we are required to obtain marketing authorization. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

Disruptions at the FDA and other government agencies caused by funding shortages or staffing limitations could hinder their ability to hire, retain or deploy key leadership and other personnel, prevent new or modified products from being developed, reviewed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and foreign regulatory authorities to review and provide marketing authorization to new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices or modifications to such devices to be reviewed and/or receive marketing authorization from necessary government agencies, which would adversely affect our business. For example, in recent years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. In addition, the current U.S. Presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct routine activities.

If a prolonged government shutdown occurs, or funding shortages or staffing limitations hinder or prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other such regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Our customers who use our products and we, if we develop new products, could be required to comply with numerous healthcare regulations and subject to third-party payor coverage and reimbursement policies, which may be expensive, time-consuming and uncertain both in timing and in outcome.

Our customers who use our platform and we, if we expand our product line to include those intended for clinical diagnostic use, may be subject to broadly applicable U.S. federal and state healthcare laws and regulations, including, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security and physician sunshine laws and regulations. Violations of such laws may result in substantial criminal, civil and administrative penalties, including imprisonment, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, and significant fines, monetary penalties, forfeiture, disgorgement and damages, contractual damages, additional regulatory oversight, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of operations.

Additionally, in the United States and some foreign jurisdictions there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system in an effort to contain costs, improve quality, and expand access to care, including the proposed modification to some of the aforementioned laws. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the healthcare industry. These reform initiatives may, among other things, result in modifications to the aforementioned laws and/or the implementation of new laws affecting the healthcare industry.

Similarly, a significant trend in the healthcare industry is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for new diagnostic tests, medications and medical devices. Our ability to commercialize any potential FDA-authorized products successfully, and our customers and collaborators’ ability to commercialize their products successfully, will depend in part on the extent to which coverage and adequate reimbursement for these products and will be available from third-party payors. As such, cost containment reform efforts may result in an adverse effect on our operations.

We may never obtain marketing authorization or certification in foreign jurisdictions for any of our products that we decide to develop products for clinical or diagnostic uses, and, even if we do, we may never be able to commercialize them in any other jurisdiction, which would limit our ability to realize their full market potential.

In order to eventually market any of our current or future products for clinical or diagnostic use, in any particular jurisdiction, we must comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding quality, safety, data privacy, performance and efficacy. In addition, products offered in one country may not be accepted by regulatory authorities in other countries. Marketing authorization or certification processes vary among countries and can involve additional product testing and validation and additional administrative review periods.

Seeking regulatory marketing authorization or certification could result in difficulties and costs for us and require additional studies, trials or investigations which could be costly and time-consuming. Regulatory requirements and ethical approval obligations can vary widely from country to country and could delay or prevent the introduction of our products in those countries. If we or our collaborators fail to comply with regulatory requirements in international markets or to obtain and maintain required regulatory marketing authorizations or certification in international markets, or if those marketing authorizations or certification are delayed, our ability to realize the full market potential of such products will be unrealized.

We are subject to the U.S. Foreign Corrupt Practices Act and anti-corruption laws of other countries, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations and financial condition.

Our operations are subject to certain anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.S. domestic bribery statute, the U.S. Travel Act and other anticorruption laws that apply in countries where we do business. The FCPA and other anti-corruption laws generally prohibit us and our employees and intermediaries offering, promising, giving or authorizing others to give anything of value, either directly or indirectly through third parties, to any person in the public or private sector to obtain or retain business or gain some other business advantage. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We and our commercial partners operate in a number of jurisdictions that pose a high risk of potential anti-corruption violations and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. We may also engage third parties to sell our products or to obtain necessary permits, licenses, patent registrations and other regulatory approvals outside the United States. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We are also subject to other laws and regulations governing our international operations, including regulations administered in the United States and in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations (collectively, “Trade Control Laws”). We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions.

There can be no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA, or other legal requirements, such as Trade Control Laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. Any investigation of potential violations of the FCPA, other anti-corruption laws or Trade Control Laws by the United States, the European Union or other authorities could have an adverse impact on our reputation, our business, results of operations and financial condition. Furthermore, should we be found not to be in compliance with the FCPA, other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, as well as the accompanying legal expenses, any of which could have a material adverse effect on our reputation and liquidity, as well as on our business, financial condition and results of operations.

Changes in tax laws, regulations, rulings or interpretations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales and use or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified or applied adversely to us. These events could require us to pay additional taxes on a prospective or retroactive basis, as well as penalties, interest and other costs for past amounts deemed to be due. New laws, or laws that are changed, modified or newly interpreted or applied, also could increase our compliance, operating and other costs, as well as the costs of our products. For example, legislation commonly referred to as the One Big Beautiful Bill Act, enacted in 2025, along with other recent U.S. federal tax reform legislation, has resulted in significant changes to the taxation of business entities including, among other changes, changes to the taxation of income derived from international operations, changes in the deduction and amortization of research and development expenditures, and limitations on the deductibility of business interest. The Inflation Reduction Act, enacted in 2022, provides for a minimum tax equal to 15 percent of the adjusted financial statement income of certain large U.S. corporations as well as a one percent excise tax on certain stock repurchases imposed on public corporations. Future guidance from the Internal Revenue Service and other tax authorities with respect to any such legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation or sunset in future years. It is uncertain if and to what extent various states will conform to current federal law, or any subsequent federal tax legislation or other guidance. Changes in corporate tax rates, the realization of net operating losses, and other deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of our deferred tax assets and could increase our future tax expense.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, we had U.S. federal and state net operating loss carryforwards of approximately $   million and $   million, respectively, and U.S. federal and state research tax credits of approximately $   million and $   million, respectively. Under current law, federal net operating losses arising in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal net operating losses in any taxable year is limited to 80% of taxable income (with certain adjustments) for such year. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change taxable income or taxes, as applicable, may be limited. We may have experienced ownership changes in the past, and we may experience ownership changes in the future because of subsequent shifts in our stock ownership. As a result, our ability to use our net operating loss carryforwards or other tax attributes to offset future taxable income or taxes, as applicable, may be subject to limitations, which potentially could result in increased future tax liability to us. Similar rules may apply under state tax laws. In addition, at the state level, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Our international operations may subject us to potential adverse tax consequences.

We have significant international operations. Our corporate structure and associated transfer pricing policies consider the functions, risks and assets of the various entities involved in our intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on: the application of the tax laws of the various jurisdictions, including the United States, to our international business activities; changes in tax rates; new or revised tax laws or interpretations of existing tax laws, international standards and policies; and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our consolidated financial statements could fail to reflect adequate reserves to cover such a contingency.

Our results of operations may be negatively affected if we are required to pay additional sales and use tax, value added tax or other transaction taxes, and we could be subject to liability with respect to all or a portion of past or future sales.

The application of U.S. federal, state, local and foreign tax laws to our business, or any potential changes in our business model, is unclear and continually evolving. New tax laws, statutes, rules, regulations or ordinances could be enacted at any time (possibly with retroactive effect) and could be applied solely or disproportionately to our business model or could otherwise negatively impact our results of operations and financial condition.

We currently collect and remit sales and use, value added and other transaction taxes in certain of the jurisdictions where we do business based on our assessment of the amount of taxes owed by us in such jurisdictions. However, in some jurisdictions in which we do business, we do not believe that we owe such taxes, and therefore we currently do not collect and remit such taxes in those jurisdictions or record contingent tax liabilities in respect of those jurisdictions. A successful assertion that we are required to pay additional taxes in connection with sales of our products and solutions, or the imposition of new laws or regulations or the interpretation of existing laws and regulations requiring the payment of additional taxes, would result in increased costs and administrative burdens for us. If we are subject to additional taxes and decide to offset such increased costs by collecting and remitting such taxes from our customers, or otherwise passing those costs through to our customers, our customers may be discouraged from purchasing our products and solutions. Any increased tax burden may decrease our ability or willingness to compete in relatively burdensome tax jurisdictions, result in substantial tax liabilities related to past or future sales, or otherwise seriously harm our business, results of operations, financial condition or prospects.

Risks related to our intellectual property, information technology and data security

Our success will depend on our ability to obtain, maintain and protect our intellectual property rights.

Our success and ability to compete depends in part on our ability to obtain, maintain and enforce issued patents, trademarks and other intellectual property rights and proprietary technology in the United States and elsewhere. If we cannot adequately obtain, maintain and enforce our intellectual property rights and proprietary technology, competitors may be able to develop and commercialize products similar or identical to ours, or to use our technologies or the goodwill we have acquired in the marketplace. This could erode or negate any competitive advantage we may have and our ability to compete, which could harm our business and ability to achieve profitability and/or cause us to incur significant expenses.

We rely on a combination of contractual provisions, confidentiality procedures and patent, trademark, copyright, trade secret and other intellectual property laws to protect the proprietary aspects of our products, brands, technologies, trade secrets, know-how and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property rights and proprietary information. In addition, patents have a limited lifespan. In the United States, for example, the natural expiration of a utility patent is generally 20 years from the earliest effective non-provisional filing date. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how and obtaining, maintaining and enforcing other intellectual property rights. We may not be able to obtain, maintain and/or enforce our intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage.

Failure to obtain, maintain and/or enforce intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our patents, trademarks, data, technology and other intellectual property rights by others, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated by others. Also, the patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, defend or license all necessary or desirable patent applications or patents at a reasonable cost or in a timely manner or in all jurisdictions.

We rely in part on our portfolio of issued patents and pending patent applications in the United States and other countries to protect our intellectual property and competitive position. However, it is also possible that we may fail to identify patentable aspects of inventions made in the course of the development, manufacture and commercialization activities conducted by or on behalf of us before it is too late to obtain patent protection on such inventions. Moreover, we may not develop additional proprietary products, services and technologies that are patentable or that can be protected as a trade secret. If we fail to timely file for patent protection in any jurisdiction, we may be precluded from doing so at a later date. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Moreover, should we become a licensee of a third party’s patents or patent applications, depending on the terms of any future in-licenses to which we may become a party, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted, maintained and/or enforced in a manner consistent with the best interests of our business. While we generally apply for patents in those countries where we intend to make, have made, use, import, and offer for sale or sell our products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from importing, manufacturing and/or commercializing our own products or services, or otherwise practicing our own technology. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The patent positions of life science technology companies, including our patent position, generally is highly uncertain and involves complex legal and factual questions that have been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights that we have or may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances about which of our patent applications will issue, the breadth of any resulting patent, whether any of the issued patents will be found to be infringed, invalid or unenforceable or will be threatened or challenged by third parties, that any of our issued patents have, or that any of our currently pending or future patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, services or technology. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. We cannot offer any assurances that the breadth of our issued patents will be sufficient to stop a competitor from developing, manufacturing and commercializing a product or technologies in a non-infringing manner that would be competitive with one or more of our products or technologies, or otherwise provide us with any competitive advantage, and even if the coverage or breadth is sufficient, patents protecting a product or technology might expire prior to or shortly after such product or technology is commercialized. Furthermore, any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for our commercial success. Further, there can be no assurance that we will have adequate resources to enforce our patents.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products or services. Patents, if issued, may be challenged in court or before administrative bodies in the United States or abroad, including the U.S. Patent and Trademark Office (USPTO), deemed unenforceable, invalidated, narrowed or circumvented. It is possible that third parties will design around our current or future patents such that we cannot prevent such third parties from using similar technologies and commercializing similar products or services to compete with us. Proceedings challenging our patents or patent applications could result in either loss of the patent, or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. Any successful challenge to our patents and patent applications could deprive us of exclusive rights necessary for our commercial success. In addition, defending such challenges in such proceedings may be costly, time-consuming and complex. Thus, any patents that we may own may not provide the anticipated level of, or any, protection against competitors. Furthermore, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to develop, manufacture or commercialize our products or technologies.

Some of our patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products, services and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	others will not develop, manufacture and/or commercialize similar or alternative products or technologies that do not infringe our patents;

•

any patents issued to us will provide a basis for an exclusive market for our commercially viable products or technologies, will provide us with any competitive advantages or will not be challenged by third parties;

•	any of our challenged patents will be found to ultimately be valid and enforceable;

•	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products or services;

•	any of our pending patent applications will issue as patents;

•	we will be able to successfully manufacture and commercialize our products on a substantial scale before relevant patents we may have expire;

•	we were the first to make the inventions covered by each of our patents and pending patent applications;

•	we were the first to file patent applications for these inventions;

•	we will develop additional proprietary technologies or products that are separately patentable; or

•	our commercial activities or products will not infringe upon the patents of others.

If we cannot successfully enforce our intellectual property rights, the commercial value of our products and technologies will be adversely affected and our competitive position may be harmed.

Third parties, including our competitors, may currently, or in the future, infringe, misappropriate or otherwise violate our issued patents or other intellectual property rights, and we may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time-consuming and unsuccessful. We regularly monitor for unauthorized use of our intellectual property rights and, from time to time, analyze whether to seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property rights. However, the steps we have taken, and are taking, to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property rights. In certain circumstances it may not be practicable or cost-effective for us to enforce our intellectual property rights fully, particularly in certain developing countries or where the initiation of a claim might harm our business relationships. We may also be hindered or prevented from enforcing our rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Our ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products or technologies. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or technologies. Thus, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products and technologies. We have in the past and may in the future become, involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology at issue on grounds that our intellectual property rights do not cover the technology in question. Any claims we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their intellectual property rights. If we initiate legal proceedings against a third party to enforce a patent covering a product or technology, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from USPTO, or made a misleading statement, during prosecution. Mechanisms for such challenges include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). In a patent or other intellectual property infringement proceeding, a court may decide that a patent or other intellectual property right of ours is invalid or unenforceable, in addition to not being infringed, in whole or in part, construe the patent’s claims or other intellectual property narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents or other intellectual property do not cover the technology in question. Furthermore, even if our patents or other intellectual property rights are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. An adverse result in any litigation or administrative proceeding could put one or more of our patents or other intellectual property rights at risk of being invalidated or interpreted narrowly, which could adversely affect our competitive business position, financial condition and results of operations. Moreover, even if we are successful in any litigation, we may incur significant expense in connection with such proceedings, and the amount of any monetary damages may be inadequate to compensate us for damage as a result of the infringement and the cost and expenses of the proceedings.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property rights.

We may also be subject to claims that our former employees, contractors, advisors, or collaborators, or other third parties have an ownership interest in our current or future patents, patent applications or other intellectual property rights, including as an inventor or co-inventor. We may be subject to ownership or inventorship disputes in the future arising, for example, from conflicting obligations of employees, consultants or others who were or are involved in developing our products or services. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property rights to execute agreements assigning such intellectual property rights to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property rights that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property rights, and other owners may be able to license their rights to other third parties, including our competitors. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Additionally, we may be subject to claims from third parties challenging ownership interest in or inventorship of intellectual property rights we regard as our own, based on claims that our agreements with employees or consultants obligating them to assign their intellectual property rights to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions and intellectual property rights to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against such claims, and it may be necessary or we may desire to obtain a license to such third party’s intellectual property rights to settle any such claim; however, there can be no assurance that we would be able to obtain such license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages or a settlement payment, a court could prohibit us from using technologies, features or other intellectual property rights that are essential to our products or technologies, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of another person or entity, including another or former employer. An inability to incorporate technologies, features or other intellectual property rights that are important or essential to our products or services could have a material adverse effect on our business, financial condition, results of operations, and competitive position, and may prevent us from developing, manufacturing and/or commercializing our products or technologies. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management and our employees. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to develop, manufacture and/or commercialize our products or services, which could materially and adversely affect our business, financial condition and results of operations.

We may become a party to intellectual property litigation or administrative proceedings that could be expensive, time-consuming, unsuccessful, and could interfere with our ability to develop, manufacture and commercialize our products or technologies.

Our commercial success depends, in part, on our ability to develop, manufacture or commercialize our products and technologies without infringing, misappropriating or otherwise violating the proprietary rights and intellectual property of third parties. Our industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. While we take steps to ensure that we do not infringe upon, misappropriate or otherwise violate the intellectual property rights of others, there may be other more pertinent rights of which we are presently unaware.

Third parties may initiate, and have in the past initiated, legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights. For example, in November 2023, Olink Proteomics AB and Olink Proteomics, Inc. commenced litigation against us in the District of Delaware, Case No. 1:23-cv-1303-MN, alleging infringement of U.S. Patent No. 7,883,848 by our NULISA technology. The case is currently stayed pending the outcome of IPR2024-01353, described below. The outcome of such proceedings are uncertain and could have a negative impact on the success of our business. It is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our products and technologies, or that we may be accused of misappropriating third parties’ trade secrets or infringing third parties’ trademarks. We have in the past, and may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our products or technologies, including interference proceedings, post grant review and inter partes review before the USPTO or equivalent foreign regulatory authority. If we choose to challenge the patentability, validity or enforceability of any third-party patent that we believe may have applicability in our field, or any other third-party patent that may be asserted against us, there can be no assurance that any such challenge will be successful and if not successful, we may be estopped from asserting in a district court any grounds already raised or that could have been raised in certain proceedings, such as inter partes review at the USPTO. Even if such proceedings are successful, these proceedings are expensive and may consume our time or other resources, distract our management and technical personnel. For example, we are currently involved in an inter partes review proceeding relating to Olink Proteomics AB’s U.S. Patent No. 7,883,848, Case No. IPR2024-01353. The PTAB instituted trial of all grounds in our petition, and the case has been fully briefed, with oral argument held on December 9, 2025 and a Final Written Decision expected by March 7, 2026. If the PTAB determines that U.S. Patent No. 7,883,848 is not unpatentable, the stay of the Delaware district court litigation may be lifted, requiring us to incur expenses to defend against infringement claims. Additionally, any determination by the PTAB may be subject to rehearing, Director Review, or appeal, incurring further expense. If our IPR challenge is unsuccessful, we may be estopped from asserting that U.S. Patent No. 7,883,848 is invalid on grounds that were raised or reasonably could have been raised in the IPR proceeding, limiting the available challenges we can raise in the district court litigation. Furthermore, we may also become involved in other proceedings, such as reexamination, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. Because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents, which our current or future products or services infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid and enforceable, and infringed by the use of our products and/or technologies, which could have a negative impact on the commercial success of our current and any future products or technologies. If we were to challenge the validity of any such third-party U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. We will have similar burdens to overcome in foreign courts in order to successfully challenge a third-party claim of patent infringement.

Our defense of any litigation or interference proceedings may fail and, even if successful, defending such claims brought against us would cause us to incur substantial expenses and distract our management and other employees. If such claims are successfully asserted against us, we could be forced to pay substantial damages. Further, if a patent infringement or other intellectual property rights-related lawsuit were brought against us, we could be forced, including by court order, to cease developing, manufacturing and/or commercializing the infringing product or technologies. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Although patent, trademark, trade secret, and other intellectual property disputes have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may not be able to obtain licenses on commercially reasonable terms, or at all, in which event our business would be materially and adversely affected. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors and other third parties gaining access to the same intellectual property. Ultimately, if we are unable to obtain such licenses or make any necessary changes to our products or services, we could be forced to cease some aspect of our business operations, which could harm our business significantly.

A finding of infringement or an unfavorable interference or derivation proceedings outcome could prevent us from developing, manufacturing and/or commercializing our products or technologies, or force us to cease some or all of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources and more mature and developed intellectual property portfolios. We could encounter delays in product introductions while we attempt to develop alternative products or technologies.

If third parties assert infringement, misappropriation or other claims against our customers, these claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products or technologies.

Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products or to use our technologies or product names. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us may increase. Moreover, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” purchase patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe, misappropriate or otherwise violate the intellectual property rights of others. These matters can be time-consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. Additionally, we purchase product components, including hardware and software, from suppliers, and the design of these components may be outside of our direct control. These suppliers may not indemnify us in the event that a third party alleges the use of such components infringes its intellectual property rights.

Any lawsuits relating to intellectual property rights could subject us to significant liability for damages and invalidate our intellectual property. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop developing, making, selling or using products or technologies that allegedly infringe, misappropriate or otherwise violate the asserted intellectual property right;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing, misappropriating or otherwise violating;

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redesign those products, services or technologies that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and attempt to obtain a license to the relevant intellectual property rights from third parties, which may not be available on commercially reasonable terms or at all, or from third parties who may attempt to license rights that they do not have;

•

lose the opportunity to license our intellectual property rights to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;

•	incur significant legal expenses; or

•	pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing, misappropriating or otherwise violating.

Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover our products or technologies. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, we may lose at least part, and perhaps all, of the patent protection on our products or technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearing, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Even if we ultimately prevail, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, the monetary cost of such litigation and the diversion of the attention of our management could outweigh any benefit we receive as a result of the proceedings. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business. Any of the foregoing may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation.

We are involved in lawsuits to protect, enforce or defend our patents and other intellectual property rights, which are expensive, time consuming and could ultimately be unsuccessful.

In the past we have initiated, and we are currently involved in, litigation to defend our technology including technology developed through our significant investments in research and development. It is our general policy not to out-license our patents but to protect our sole right to own and practice them. There are inherent uncertainties in these legal matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict. See Note 12 to the consolidated financial statements included in this prospectus on information regarding certain legal proceedings in which we are involved. In addition to the litigation in Note 12, we may in the future be a party to other litigation or legal proceedings to protect, enforce or defend our patents or other intellectual property, which, if resolved adversely to us, could invalidate or render unenforceable our intellectual property or generally preclude us from restraining, enjoining or otherwise seeking to exclude competitors from commercializing products using technology developed or used by us. For example, our patents and any patents which we in-license may be challenged, narrowed, invalidated or circumvented. If patents we own or license are invalidated or otherwise limited, other companies may be better able to develop products that compete with ours, which would adversely affect our competitive position, business prospects, results of operations and financial condition.

The following are examples of litigation and other adversarial proceedings or disputes that we could become a party to involving our patents or patents licensed to us:

•	we may initiate litigation or other proceedings against third parties to enforce our patent rights;

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third parties may initiate litigation or other proceedings seeking to invalidate patents owned by or licensed to us or to obtain a declaratory judgment that their product or technology does not infringe our patents or patents licensed to us or that such patents are invalid or unenforceable;

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third parties may initiate oppositions, IPRs, post grant reviews or reexamination proceedings challenging the validity or scope of our patent rights, requiring us and/or licensors to participate in such proceedings to defend the validity and scope of our patents;

•	there may be challenges or disputes regarding inventorship or ownership of patents currently identified as being owned by or licensed to us; or

•

at our initiation or at the initiation of a third-party, the USPTO may initiate an interference between patents or patent applications owned by or licensed to us and those of our competitors, requiring us and/or licensors to participate in an interference proceeding to determine the priority of invention, which could jeopardize our patent rights.

If we fail to execute invention assignment agreements with our employees and contractors involved in the development of intellectual property rights or are unable to protect the confidentiality of our trade secrets, the value of our products and technologies and our business and competitive position could be harmed.

In addition to patent protection, we also rely on other intellectual property rights, including protection of copyright, trade secrets, know-how and/or other proprietary information that is not patentable or that we elect not to patent.

However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely considerably on confidentiality provisions that we have in contracts with our employees, consultants, advisors, collaborators and other third parties. We generally enter into confidentiality and invention assignment agreements with our employees, consultants and third parties upon their commencement of a relationship with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes, and we may not enter into such agreements with all employees, consultants advisors, collaborators and third parties who have been involved in the development of our intellectual property rights. Although we generally require all of our employees, consultants, advisors, collaborators and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed. In addition, despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property rights by employees, consultants, advisors, collaborators and other third parties who have access to such intellectual property or other proprietary rights is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. Therefore, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such employees, consultants, advisors, collaborators or third parties, despite the existence generally of these confidentiality restrictions. These agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets, know-how or other proprietary information in the event the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how or other proprietary information that we fail to detect. There can be no assurances that such employees, consultants, advisors, collaborators or third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by third parties, including our competitors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition and results of operations. In particular, a failure to protect our proprietary rights may allow competitors to copy our technology, which could adversely affect our pricing and market share.

Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions, and outcomes are unpredictable. Further, it is possible that others will independently develop the same or similar technology, products or services or otherwise obtain access to our unpatented technology, and in such cases, we could not assert any trade secret rights against such parties. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology or products similar to ours, our competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information by maintaining physical security of our premises and electronic security of our information technology systems. Such security measures may not provide adequate protection for our proprietary information if, for example, a trade secret is misappropriated by an employee, consultant, advisor, collaborator or other third party with authorized access. Our security measures may not prevent an employee, consultant, advisor, collaborator or other third party from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products or services that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. Although we take reasonable steps in accordance with normal industry practice, trade secret violations are often a matter of state law in the United States, and the criteria for protection of trade secrets can vary among different jurisdictions. If the steps we have taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our intellectual property rights or confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

We depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from selling our products.

We rely on licenses in order to be able to use various proprietary technologies that are used in a substantial majority of our instrument and consumable kit products. We do not own the patents that are the subject matter of these licenses. Our rights to use these patented technologies in our business are subject to the continuation of and compliance with the terms of those licenses.

We may identify third-party technology that we may need to license or acquire in order to develop or commercialize our products, services or technologies. However, we may be unable to secure such licenses or acquisitions. The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us.

We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. In return for the use of a third party’s technology, we may agree to pay the licensor royalties based on sales of our products or services. Royalties are a component of cost of products or technologies and affect the margins on our products. We may also need to negotiate licenses to obtain rights under patents or patent applications before or after introducing a commercial product. We may not be able to obtain necessary licenses to patents or patent applications, and our business may suffer if we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensor fails to abide by the terms of the license or fails to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, or not infringed. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may be subject to claims that we or our employees have misappropriated the intellectual property rights of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors.

We may be subject to claims that our employees or consultants have wrongfully used for our benefit or disclosed to us confidential information, including trade secrets or know-how, of third parties. At least some of our employees and consultants were previously employed at or engaged by other life science or medical device companies, including our competitors or potential competitors. Some of these employees and consultants may have executed confidential information non-disclosure and inventions assignment agreements and non-competition agreements in connection with such previous employment or engagements. Although we try to ensure that our employees and consultants do not use the intellectual property rights, proprietary information, know-how or trade secrets of others in conducting or performing their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property rights or disclosed the alleged trade secrets or other proprietary information, of these former employers, clients or other third parties. To the extent that our employees or consultants use intellectual property rights or proprietary information owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent and/or applications and any patent rights we may obtain in the future. While an unintentional lapse of a patent or patent application can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our patent licensors fail to maintain the patents and patent applications covering our products, services or technology, we may not be able to stop a competitor from marketing products, services or technologies that are the same as or similar to our products, services or technologies which would have a material adverse effect on our business, financial condition and results of operations.

Changes in patent law or the organizational changes to the USPTO could diminish the value of our patents in general, thereby impairing our ability to protect our current and future products, services or technologies, and could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our current or future patents.

Our ability to obtain patents and the breadth of any patents obtained is uncertain in part because, to date, some legal principles, or interpretations of those principles, remain unresolved, and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and other countries. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property rights or narrow the scope of our patent protection, which in turn could diminish the commercial value of our products, services and technologies.

Patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations.

In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we own or that we might obtain or license in the future. An inability to obtain, enforce, and defend patents covering our proprietary technologies would materially and adversely affect our business prospects and financial condition.

For instance, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. These changes include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and future patent applications, and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. By way of example, a third party that files a patent application in the USPTO after March 2013, but before us or our licensors, could therefore be awarded a patent covering an invention of ours or our licensors even if we or our licensors had made the invention before it was made by such third party. This requires us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors are the first to either (i) file any patent application related to our product and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our patents or patent applications.

Various courts, including the U.S. Supreme Court, have rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to the life sciences. Specifically, these decisions stand for the proposition that patent claims that recite laws of nature are not themselves patentable unless those patent claims have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize the law of nature itself. What constitutes a “sufficient” additional feature is uncertain and has been subject to evolving regulatory guidance which indicates that claims directed to a law of nature, a natural phenomenon or an abstract idea that do not meet the eligibility requirements should be rejected as non-statutory, patent ineligible subject matter; however, claims that integrate a natural law or natural relationship into a specific practical application could be considered patent eligible. We cannot assure you that our patent portfolio will not be negatively impacted by the current uncertain state of the law, new court rulings or changes in guidance or procedures issued by the USPTO. From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability and validity of patents within the life sciences and any such changes could have a negative impact on our business.

Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. Changes in patent laws and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them, or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we own or may obtain in the future. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. In addition, any protection afforded by foreign patents may be more limited than that provided under U.S. patent and intellectual property laws. We may encounter significant problems in enforcing and defending our intellectual property both in the United States and abroad. Our ability to protect our intellectual property rights in those countries may be limited, for example, if the issuance in a given country of a patent covering an invention is not followed by the issuance in other countries of patents covering the same invention, or if any judicial interpretation of the validity, enforceability or scope of the claims or the written description or enablement in a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in other countries. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may materially diminish the value of our intellectual property rights or narrow the scope of our patent protection. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

In June 2023, the European Unitary Patent system and the European Unified Patent Court (“UPC”) were launched. European patent applications now have the option, upon grant of a patent, of becoming a Unitary Patent which is subject to the jurisdiction of the UPC. In addition, conventional European patents, both already granted at the time the new system began and granted thereafter, are subject to the jurisdiction of the UPC, unless actively opted out. This was a significant change in European patent practice, and deciding whether to opt-in or opt-out of Unitary Patent practice entails strategic and cost considerations. The UPC provides third parties, including our competitors, with a new forum to centrally revoke our European patents and makes it possible for a third party to obtain pan-European injunctions against us. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC, particularly as there is limited precedent for the court, increasing the uncertainty of any litigation in the UPC. While we have the right to opt our patents out of the UPC over the first seven years of the court’s existence, doing so may preclude us from realizing the benefits of the UPC. Moreover, the decision whether to opt-in or opt-out of Unitary Patent status will require coordinating with co-applicants, if any, adding complexity to any such decision.

The legal systems in certain countries may also favor state-sponsored or companies headquartered in particular jurisdictions over our first-in-time patents and other intellectual property protection. We are aware of incidents where such entities have stolen the intellectual property of domestic companies in order to create competing products and we believe we may face such circumstances ourselves in the future. For example, through its “Annual Special 301 Report on Intellectual Property,” the Office of the United States Trade Representative has been reporting on the adequacy and effectiveness of intellectual property protection in a number of foreign countries that are U.S. trading partners and their protection and enforcement of intellectual property rights. A number of countries in which both we and our distributors operate have been identified in the reports as being on the Priority Watch List. Placement of a country on the Priority Watch List indicates that particular problems exist in that country with respect to intellectual property protection, enforcement, or market access for persons relying on intellectual property rights. Countries placed on the Priority Watch List are the focus of increased bilateral attention concerning the specific problem areas. It is possible that we will not be able to enforce our intellectual property rights against third parties that misappropriate our proprietary technology in those countries.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties, including governmental agencies. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected. In addition, geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any future licensors and the maintenance, enforcement or defense of our issued patents which could impair our competitive intellectual property position. For example, the United States and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia.

Additionally, organizational changes to the USPTO could increase the uncertainties, timing and costs related to the prosecution of our patent applications. Reductions in the staff available to process, review and make decisions regarding patent applications as well as complete other patent-related activities could delay or prevent us from successfully prosecuting our current or future patent applications. Over the last few years, the U.S. government has shut down several times and certain regulatory agencies have had to furlough staff and stop critical activities. A prolonged government shutdown could prevent the timely review of our patent applications by the USPTO, which could delay the issuance of any U.S. patents to which we might otherwise be entitled.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may independently develop, manufacture and commercialize products, services or technologies that are similar to or are alternatives or duplicates of any of our products, services or technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

•	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•	it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents or even when they issue, the scope of the claims may be narrowed;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop, manufacture and commercialize competitive products, services or technologies for sale in our major commercial markets;

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we, or current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending or future patent application that we license or may own in the future;

•	we, or current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

•	others may have access to the same intellectual property rights licensed to us in the future on a non-exclusive basis;

•	we may not develop additional proprietary technologies that are patentable or we may fail to identify potential patentable subject matter and/or may fail to file on it;

•	the intellectual property rights of others may harm our business; and

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we may choose not to seek patent protection for some of our proprietary technology to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such trade secrets or know-how, resulting in a loss of protection of such trade secret.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed.

Our registered or unregistered trademarks or trade names could be challenged, invalidated, infringed and circumvented by third parties, and our trademarks could also be diluted, weakened, declared generic, prevented from obtaining full protection or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our products, services or technologies, resulting in loss of brand recognition, suffer other competitive harm and we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe, misappropriate, or otherwise violate the existing rights of third parties. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition results of operations and prospects.

We rely on our trademarks, trade names and brand names, such as our ALAMAR, ALAMAR BIOSCIENCES, ARGO, NULISA, and NULISASEQ marks, to distinguish our products, services and technologies from the products, services and technologies of our competitors, and have applied to register many of these trademarks in the United States. We have not yet, however, registered all of our trademarks in all of our current and potential markets. There can be no assurance that our trademark applications will be approved for registration. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In the event that our trademarks are successfully challenged or determined to be infringing, misappropriating or violating other marks, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties may also oppose our trademark applications and may seek to cancel trademark registrations or otherwise challenge our use of the trademarks. Opposition or cancellation proceedings may be filed against our trademark filings in these agencies, and such filings may not survive such proceedings. While we may be able to continue the use of our trademarks in the event registration is not available, particularly in the United States, where trademark rights are acquired based on use and not registration, third parties may be able to enjoin the continued use of our trademarks if such parties are able to successfully claim infringement in court. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. Our trademarks or trade names may be infringed, circumvented, declared generic or determined to be violating or infringing on other marks.

Our solutions contain third-party open source software components and our internal controls designed to mitigate copyleft disclosure risks and compliance with the terms of the underlying open source software licenses could restrict our ability to sell our products.

Our solutions contain software tools licensed by third parties under open source software licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source software licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Although we maintain policies and internal controls intended to prevent the incorporation or distribution of open source software that would require disclosure of our proprietary source code, some open source software licenses contain requirements that the licensee make its source code publicly available if the licensee creates modifications or derivative works using such open source software, depending on the type of open source software the licensee uses and how the licensee uses it. If we fail to adhere to our internal policies and controls regarding open source software and use and distribute our proprietary software with open source software in a manner that would require disclosure, we could, under certain open source software licenses, be required to make available the source code of certain of our proprietary software to the public for free. This could allow our competitors to create similar products with less development effort and time and ultimately could result in a loss of product sales and revenue. In addition, some companies that use third-party open source software have faced claims challenging their use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by third parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to compromise or attempt to compromise our technology platform and systems.

Although we typically review our use of open source software to avoid subjecting our solutions to conditions we do not intend, the terms of many open source software licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. Moreover, our processes for monitoring and controlling our use of open source software in our solutions may not be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our solutions on terms that are not economically feasible, to re-engineer our solutions, to discontinue the sale of our solutions if re-engineering could not be accomplished on a timely basis, to pay statutory or other damages to the license holder or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition and results of operations.

In addition, because open source software is often developed collaboratively and made publicly available, it may contain security vulnerabilities or other defects that could be exploited by third parties, potentially introducing security risks to our platform and systems. While we conduct diligence and implement review processes intended to monitor and manage our use of open source software, these processes may not identify all license obligations, conflicts or security issues, may not be applied consistently across our organization, and may not keep pace with the volume and complexity of open source usage in our development practices.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration demands; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we and the third parties with whom we work collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (collectively, “process”) personal data and other sensitive information, including human proteomic data, proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data and business plans (collectively, “sensitive data”).

Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations relating to data privacy and security.

In the United States, federal, state and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g.,

Section 5 of the Federal Trade Commission Act) and other similar laws (e.g., wiretapping laws). For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security and transmission of individually identifiable health information. While we do not believe that we are currently acting as a covered entity or business associate under HIPAA and thus are not directly regulated under HIPAA, we have or will enter into arrangements with healthcare providers who are subject to HIPAA which will affect the manner in which we may receive and process individually identifiable health information. Further, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA’s requirements for disclosure of individually identifiable health information. In addition, other federal and state laws establish and may in the future establish requirements for protecting the privacy and security of health information that is not protected by HIPAA.

Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal information of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages.

These developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties upon whom we rely. Similar laws are being considered in several other states, as well as at the international, federal and local levels, and we expect more states to pass similar laws in the future.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR” and together with the EU GDPR, the “GDPR”), Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018), Australia’s Privacy Act, and India’s Information Technology Act and supplementary rules impose strict requirements for processing personal data. The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection and use of data relating to an identifiable living individual or “personal data”, including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit, as well as regulating cross-border transfers of personal data out of the EEA and the UK.

For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. In the EU, the Network and Information Security Directive (“NIS2”) regulates resilience and incident response capabilities of entities operating in a number of sectors, including certain entities operating in the health sector. Non-compliance with NIS2 may lead up to administrative fines of a maximum of 10 million Euros or up to 2% of the total worldwide revenue of the preceding fiscal year.

We also target customers in Asia and may be subject to new and emerging data privacy regimes in Asia, including China’s Personal Information Protection Law (“PIPL”) and various data laws in China, Japan’s Act on the Protection of Personal Information, and Singapore’s Personal Data Protection Act. For example, China’s PIPL imposes a set of specific obligations on covered businesses in connection with their processing and transfer of personal data and requires data processors to rely on a data export mechanism and comply with certain requirements prior to the transfer of personal information outside of China, such as compliance with a security assessment, certification by an agency designated by the relevant authorities or entering into standard form model contracts approved by the relevant authorities with the overseas recipient, unless an exemption applies. The PIPL, together with other data laws in China, impose data localization requirements for critical information infrastructure operators and personal information processors who process personal information above a certain threshold prescribed by the relevant authorities, unless a security assessment is passed. Failure to comply with the PIPL can result in fines of up to RMB 50 million or 5% of the prior year’s total annual revenue of the violator. Other potential penalties include a fine of up to RMB 1 million on the person in charge or directly responsible personnel and, in serious cases, individuals and entities may be exposed to criminal liabilities under other local Chinese law, such as the Criminal Law of the People’s Republic of China.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Certain jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, in the European Economic Area (EEA) and the United Kingdom (UK), the EU GDPR and UK GDPR respectively restrict the transfer of personal data to the United States and other countries whose privacy laws generally believed to be inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EU’s standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers for relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue, and international transfers to the United States, China, and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activities groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

Additionally, the U.S. Department of Justice (“DoJ”) issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons (i.e., individuals and entities who are designated as such by the U.S. Attorney General or are (1) foreign entities organized under the laws of, or with a principal place of business in, a country of concern or 50% or more owned, individually or in the aggregate, by one or more countries of concern or other covered persons; (2) foreign entities 50% or more owned, individually or in the aggregate, by a country of concern or another covered person; (3) foreign individuals that are employees or contractors of a country of concern or covered person; and (4) foreign individuals who are primarily a resident in a country of concern) that may impact certain business or management activities such as vendor engagements, licensing arrangements, partnership engagements, sale or sharing of data, employment of certain individuals and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. We have engaged in the past and may in the future engage in data transactions that could be subject to the rule. Although the DoJ issued compliance guidance and responded to industry questions, we are not aware of the existence of enforcement data or case law that would provide additional guidance on how the rule will be interpreted, and there is a risk that our interpretation of its applicability, scope and requirements could be incorrect, incomplete, or misapplied. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to enter into certain agreements.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We publish privacy policies, marketing materials, and other statements concerning data privacy, and security. Regulators are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems and practices and to those of any third parties that process personal data on our behalf.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail (or be perceived to have failed) to comply with such obligations, which could negatively impact our business operations.

If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans or restrictions on processing personal data; or orders to destroy or not use personal data.

In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.

Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: interruptions or stoppages in our business operations, loss of customers; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

If our information technology systems or those third parties with whom we work or our data, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely process sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats, including but not limited to ransomware attacks, which could cause security incidents. Cyber-attacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive data and information technology systems, and those of the third parties with whom we work. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

Some actors now engage and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services. For example, we have operations and third parties with whom we work to support our business located in unstable regions and regions experiencing (or expected to experience) geopolitical or other conflicts, including in the Middle East, where businesses have experienced an increase in cyberattacks in relation to the Israel/Hamas conflict.

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing attacks, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods , attacks enhanced or facilitated by AI, and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent, particularly for companies like ours that are engaged in manufacturing, and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

We are incorporated into the supply chain of a large number of companies worldwide and, as a result, if our products are compromised, a significant number or, in some instances, all of our customers and their data could be simultaneously affected. The potential liability and associated consequences we could suffer as a result of such a large-scale event could be catastrophic and result in irreparable harm.

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply-chain attacks.

Remote work has increased risks to our information technology systems and data, as our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

In addition, our reliance on third parties could introduce cybersecurity risks and vulnerabilities, including supply chain attacks, and other threats to our business operations. We rely on third parties to operate critical business systems to process sensitive data in a variety of contexts, including, without limitation, cloud-based infrastructure, data center facilities, encryption and authentication technology, employee email, content delivery to customers, and other functions. We also rely on third parties to provide other products, services, parts or otherwise to operate our business, including with respect to our cybersecurity infrastructure. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If the third parties with whom we work experience a security incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if the third parties with whom we work fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or that of the third parties with whom we work have not been compromised.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be fully implemented, complied with, or effective.

We take steps designed to detect, mitigate, and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We may not, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

The reliability and continuous availability of our platform is critical to our success. However, software such as ours can contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when such vulnerabilities are first introduced or when new versions or enhancements of our platform are released. Additionally, even if we are able to develop a patch or other fix to address such vulnerabilities, such fix may be difficult to push out to our customers or otherwise be delayed. Even if we have issued or otherwise made patches or information for vulnerabilities in our platform, our customers may be unwilling or unable to deploy such patches and use such information effectively and in a timely manner.

Any of the previously identified or similar threats may cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive data or our information technology systems, or those of the third parties with whom we work. A security incident or other interruption could disrupt our ability (and that of third parties on whom we rely) to provide our services.

We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations have required us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive data.

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.

If we (or a third party with whom we work) experience a security incident or are perceived to have experienced a security incident, we may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive data (including personal data); litigation (including class claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may prevent or cause customers to stop using our platform, deter new customers from using our platform, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations.

We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

We rely on on-premise, co-located and third-party data centers and platforms to host our website and other online services, as well as for research and development purposes and any interruptions of service or failures may impair and harm our business.

Our proprietary software is a crucial component of our solutions, as our software allows our end users to process and visualize proteomic information provided by our instruments and reagents. Our website and online services are hosted with various third-party service providers located in the United States. We rely on on-premises, co-located and third-party infrastructure in the San Francisco Bay Area and other regions in the United States to perform computationally demanding analysis tasks for our research and development programs and for other business purposes.

In the event of any technical problems that may arise in connection with our on-premise, co-located or third-party data centers, we could experience interruptions in our ability to provide products and services to our customers or in our internal functions, including research and development, which rely on such services. Interruptions or failures may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, worms, ransomware, security attacks, fraud, spikes in customer usage and denial of service issues. Interruptions or failures in our operations or services may reduce our revenue, result in the loss of customers, adversely affect our ability to attract new customers or harm our reputation. Significant interruptions to our research and development programs could cause us to delay the introduction of new products or new versions of existing products, which could adversely impact our business, our results of operations and the competitiveness of our products.

Our current solutions are capable of generating large datasets, the analysis of which can be time consuming without access to a high-performance computing system. The visualization of such data can also be computationally intensive. As we iterate and improve our products and as the related technologies advance, our continued growth may require an ability to provide our customers with direct access to a high-performance computing system and/or alternative means of obtaining our software. As a result, we expect our reliance on internal and third-party data centers to increase in the future.

Further, as we rely on third-party and public-cloud infrastructure, we will depend in part on third-party security measures to protect against unauthorized access, cyberattacks and the mishandling of customer data. In addition, failures to meet customers’ expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain customers, attract new customers and grow our business. In addition, a cybersecurity event could result in significant increases in costs, including costs for remediating the effects of such an event, lost revenue due to a decrease in customer trust and network downtime; increases in insurance coverage costs due to cybersecurity incidents; and damages to our reputation because of any such incident.

Risks related to this offering and ownership of our common stock

An active trading market for our common stock may not develop or be sustained.

Prior to this offering, there has been no public market for our common stock. We have applied for listing of our common stock on    under the symbol “ALMR.” We believe that upon the completion of this offering, we will meet the standards for listing on    , and the closing of this offering is contingent upon such listing. The initial public offering price for our common stock was determined through negotiations among us and the underwriters, and may vary from the market price of our common stock following the completion of this offering. An active trading market for our shares may never develop or be sustained following this offering. In addition, the initial price for our common stock in this offering will be determined through negotiations with the underwriters and may vary from the market price of our common stock following this offering. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. Further, an inactive trading market for our shares may also impair our ability to raise capital by selling shares of our common stock or enter into strategic partnerships and transactions by issuing our shares of common stock as consideration. If an active trading market for our common stock does not develop, or is not sustained, you may not be able to sell your shares quickly or at the market price, or at all, and it may be difficult for you to sell your shares without depressing the market price for our common stock.

The trading price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock after this offering is likely to be volatile. As a result of this volatility, you may not be able to sell your shares of common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk factors” section and many other factors, including:

•	the timing of our launch of future products and degree to which the launch and commercialization thereof meets the expectations of securities analysts and investors;

•	the outcomes of and related rulings in the litigation and administrative proceedings in which we are currently or may in the future become involved;

•	the failure or discontinuation of any of our product development and research programs;

•	changes in the structure or funding of research at academic and research laboratories and institutions, including changes that would affect their ability to purchase our instruments or consumables;

•	the success of existing or new competitive businesses or technologies;

•	announcements about new research programs or products of our competitors;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	litigation and governmental investigations involving us, our industry or both;

•	regulatory or legal developments in the United States and other countries;

•	volatility and variations in market conditions in the life sciences sector generally, or the advanced proteomics sector specifically;

•	investor perceptions of us or our industry;

•	the level of expenses related to any of our research and development programs or products;

•

actual or anticipated changes in our estimates as to our financial results or development timelines, variations in our financial results or those of companies that are perceived to be similar to us or changes in estimates or recommendations by securities analysts, if any, that cover our common stock or companies that are perceived to be similar to us;

•	whether our financial results meet the expectations of securities analysts or investors;

•	the announcement or expectation of additional financing efforts;

•	stock-based compensation expense under applicable accounting standards;

•	sales of our common stock or common stock by us, our insiders or other stockholders;

•	the expiration of market standoff or lock-up agreements;

•	general economic, industry and market conditions; and

•	natural disasters or major catastrophic events.

Following price volatility, holders of securities may institute securities class action litigation against us. If any holders of our common stock were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our board of directors and senior management would be diverted from the operation of our business. Any adverse determination in litigation could also subject us to significant liabilities. Further, a decline in the financial markets and related factors beyond our control may cause the price of our common stock to decline rapidly and unexpectedly. If the market price of our common stock following this offering does not exceed the initial public offering price, you may not realize any return on, or you may lose some or all of your investment. Broad market and industry factors such as these could materially and adversely affect the market price of our stock, regardless of our actual operating performance.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and principal stockholders listed in the table in the section entitled “Principal stockholders” beneficially owned approximately   % of our shares of common stock outstanding as of December 31, 2025, after giving effect to the Preferred Stock Conversion, the Founders Preferred Stock Conversion, the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion, as if each had occurred as of December 31, 2025, prior to the completion of this offering, and we expect that upon the closing of this offering, that same group will beneficially own at least   % of our common stock, which assumes no exercise of the underwriters’ option to acquire additional shares of common stock in this offering. Accordingly, after this offering, our executive officers, directors and principal stockholders will continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on our stock price and may prevent attempts by our stockholders to replace or remove the board of directors or management.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of stockholders intend to sell shares of our common stock, could reduce the market price of our common stock. After this offering, we will have    shares of common stock outstanding. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Substantially all of the remaining    shares of common stock initially will be restricted as a result of securities laws, market standoff provisions or lock-up agreements, but will become eligible to be sold after this offering as described in the section titled “Shares eligible for future sale.” Future sales of such shares may cause the price of our common stock to be reduced or become more volatile.

Moreover, after this offering, holders of an aggregate of     shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements with the SEC covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, until such shares can otherwise be sold without restriction under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or until the rights terminate pursuant to the terms of the stockholder agreements between us and such holders. We also intend to register all shares of common stock subject to equity awards issued or reserved for future issuance under our equity compensation plans on a registration statement on Form S-8. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates under Rule 144 under the Securities Act and the market standoff provisions and lock-up agreements described above. Any sales of securities by these stockholders could have a negative impact on the trading price of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after the closing of this offering. Based on an assumed initial public offering price of $    per share, you will experience immediate dilution of $    per share as of December 31, 2025, representing the difference between our pro forma as adjusted net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. This dilution is due to our investors who purchased shares prior to this offering having paid a price for their shares that is substantially less than the price offered to the public in this offering, as well as the exercise of stock options granted to our employees. To the extent any outstanding options are exercised, you will experience further dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See the section titled “Dilution” for additional information.

Raising additional capital may cause dilution to our existing stockholders or restrict our operations.

We anticipate that we will seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements in the future to fund our operations. We, and indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Our decision to issue debt or equity securities will also depend on contractual, legal and other restrictions that may limit our ability to raise additional capital. For example, the terms of our SVB Loan Agreement prohibit, subject to certain exceptions, our ability to incur additional indebtedness. Further, our election to borrow up to an additional $    million of term loans under the SVB Loan Agreement will obligate us to issue warrants to purchase    shares of our common stock at an exercise price of $   per share to the lender thereof, which will result in further dilution of your ownership interest. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Certain of the foregoing transactions may require us to obtain stockholder approval, which we may not be able to obtain.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, the JOBS Act allows us as an “emerging growth company” to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies.

We have taken advantage of the reduced reporting burdens in this prospectus, and the information we provide to stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. For example, in this prospectus we have only included two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. It is possible that this may cause investors to find our common stock less attractive. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our share price may be reduced or more volatile.

Even following the termination of our status as an emerging growth company, we may be able to take advantage of the reduced disclosure requirements applicable to “smaller reporting companies,” as that term is defined in Rule 12b-2 of the Exchange Act, and, in particular, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. To the extent that we are no longer eligible to use exemptions from various reporting requirements, we may be unable to realize our anticipated cost savings from these exemptions, which could materially adversely impact our results of operations.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We expect that we will use the net proceeds of this offering as set forth in the section titled “Use of proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could harm our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition the SVB Loan Agreement, and any future credit facility or financing we obtain may contain, terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, capital appreciation, if any, of our common stock would be your sole source of gain on an investment in our common stock for the foreseeable future. See the section titled “Dividend policy” for additional information.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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permit our board of directors to issue, without further action by the stockholders, up to    shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control) that may be senior to our common stock;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66-2/3% of the voting power of all of our then-outstanding shares of the common stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes, with each class serving staggered three-year terms;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

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do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose; and

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provide that special meetings of our stockholders may be called only by the Chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock. Such ability to issue preferred stock with voting or conversion rights could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law (“Section 203”). These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult or costly for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see the section titled “Description of capital stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and any appellate court therefrom will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action that is based upon a violation of a duty owed by any current or former director, officer, other employee or stockholder, to us or our stockholders; (iii) any claim or cause of action against us or any current or former director, officer or other employee, arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any current or former director, officer or other employee, governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by applicable law and subject to the court having personal jurisdiction over the indispensable parties named as defendant; provided, however, that if the designation of such court as the sole and exclusive forum for a claim or action referred to in foregoing clauses (i) through (vi) would violate applicable law, then the United States District Court for the District of Delaware shall be the sole and exclusive forum for such claim or cause of action. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Additionally, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits and result in increased costs for investors to bring a claim. If a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

General risk factors

Uncertain economic or social conditions may adversely impact demand for our products or cause our customers, vendors and suppliers to suffer financial hardship, which could adversely affect our business, financial condition and results of operations.

Our business could be negatively impacted by reduced demand for our products related to one or more significant local, regional or global economic or social disruptions. These disruptions have included and may in the future include a slow-down, recession or inflationary pressures in the general economy, a decrease in foreign business investments, reduced market growth rates, tighter credit markets for us, our suppliers, vendors or customers, a significant shift in government policies (including funding for scientific research or changes in laws or policies governing the terms of foreign trade, in particular increased trade restrictions, tariffs or taxes on imports or exports), significant social unrest or the deterioration of economic relations between countries (such as the United States and China) or regions. Additionally, these and other economic conditions may cause our suppliers, distributors, contractors or other third-party suppliers or manufacturers to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business, financial condition and results of operations could be adversely affected.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices, which could impact our financial condition and results of operations and make it more difficult to run our business.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and related rules implemented by the SEC and    . The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action and potentially civil litigation. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

We and our directors and executive officers may be subject to litigation for a variety of claims, which could harm our reputation and adversely affect our business, results of operations and financial condition.

In the ordinary course of business, we have in the past and may in the future be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits and proceedings could include labor and employment, wage and hour, commercial, alleged securities law violations or other investor claims, claims that our employees have wrongfully disclosed or we have wrongfully used proprietary information and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Further, our general liability insurance and employment practices liability insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation.

Our directors and executive officers may also be subject to litigation. Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect immediately prior to the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. We also maintain customary directors’ and officers’ liability insurance. See the section titled “Executive and director compensation—Limitations of liability and indemnification matters.”

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an emerging growth company or smaller reporting company.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will be subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because medical device companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business. Additionally, the increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements and damages awarded to plaintiffs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Our insurance policies may be inadequate, may not cover all of our potential liabilities and may potentially expose us to unrecoverable risks.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employee benefits liability, business automobile, workers’ compensation, products liability, cybersecurity liability, directors’ and officers’ and marine and cargo insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. No assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations. Insurance availability, coverage terms and pricing continue to vary with market conditions. We endeavor to obtain appropriate insurance coverage for insurable risks that we identify. However, we may fail to correctly anticipate or quantify insurable risks, we may not be able to obtain appropriate insurance coverage and insurers may not respond as we intend to cover insurable events that may occur. Any significant uninsured liability such as litigation-related costs may require us to pay substantial amounts, which would materially adversely affect our business, financial condition, results of operations and prospects.

Evolving expectations around corporate responsibility practices, specifically related to environmental, social and governance matters, may expose us to reputational and other risks.

Investors, stockholders, customers, suppliers and other third parties are increasingly focusing on environmental, social and governance (“ESG”) and corporate social responsibility endeavors and reporting. Companies that do not adapt to or comply with the evolving investor or stakeholder expectations and standards, or that are perceived to have not responded appropriately, may suffer from reputational damage, which could result in the business, financial condition and/or stock price of a company being materially and adversely affected. Further, this increased focus on ESG issues may result in new regulations and/or third-party requirements that could adversely impact our business, or certain shareholders reducing or eliminating their holdings of our stock. Additionally, an allegation or perception that we have not taken sufficient action in these areas could negatively harm our reputation.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review, and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. Compliance with new accounting standards may also result in additional expenses. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased selling, general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See the section titled “Management’s discussion and analysis of financial condition and results of operations—Recent accounting pronouncements.” As an emerging growth company, the JOBS Act allows us to delay adoption of new or revised accounting standards applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. However, we may elect to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies. We may take advantage of these exemptions up until the time that we are no longer an emerging growth company.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under the sections titled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	estimates of our addressable market, market growth, future revenue, expenses, capital requirements and our needs for additional financing;

•	our expectations regarding the potential benefits of our strategy;

•	our expectations regarding the rate and degree of market acceptance of our products;

•	competitive companies and technologies and our industry;

•	our ability to manage and grow our business and develop and commercialize new products;

•	our ability to establish and maintain intellectual property protection for our products or avoid or defend claims of infringement;

•	the performance of third-party manufacturers and suppliers;

•	the potential effects of government regulation;

•	our ability to hire and retain key personnel and to manage our future growth effectively;

•	our ability to obtain additional financing in this or future offerings;

•	the volatility of the trading price of our common stock;

•	our expected use of the net proceeds to us from this offering; and

•	our expectations regarding the period during which we qualify as an “emerging growth company” under the JOBS Act, and a “smaller reporting company,” as defined in Rule 12b-2 of the Exchange Act.

You should refer to the section titled “Risk factors” for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Market, industry and other data

Certain market, industry and competitive data included in this prospectus were obtained from our own internal estimates and research, as well as from publicly available information, reports of governmental agencies and industry publications and surveys conducted by third parties. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources which we paid for, sponsored or conducted, unless otherwise expressly stated or the context otherwise requires. While we have compiled, extracted and reproduced industry data from these sources, we have not independently verified the data. All of the market and industry data used in this prospectus is inherently subject to uncertainties and involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Forecasts and other forward-looking information with respect to industry, business, market and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See the section titled “Special note regarding forward-looking statements” for additional information.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $   million (or approximately $   million if the underwriters exercise their option to purchase    additional shares in full), based on the assumed initial public offering price of $   per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share would increase (decrease) the net proceeds to us from this offering by approximately $   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each one million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $   million, assuming that the assumed initial public offering price of $   per share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, for general corporate purposes, including working capital, operating expenses and capital expenditures. We may use a portion of the net proceeds for strategic investments in complementary businesses, services, products or technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time.

We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their application, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade investments, certificates of deposit or guaranteed obligations of the U.S. government.

Dividend policy

We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business. The terms of our SVB Loan Agreement also limit our ability to pay dividends, and we may enter into additional credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay cash dividends on our capital stock. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

Capitalization

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2025:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the issuance of the Convertible Notes in January 2026 for aggregate net proceeds of approximately $   million, (ii) the Preferred Stock Conversion, the Founders Preferred Stock Conversion (and the related reclassification of the carrying value of our convertible preferred stock to permanent equity in connection with the closing of this offering), the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion, (iii) the Series C Warrant Conversion (and the related reclassification of warrant liability to stockholders’ equity), and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $   per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash, cash equivalents and short-term investments and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s discussion and analysis of financial condition and results of operations” and other financial information contained in this prospectus.

As of December 31, 2025
(in thousands except share and per share amounts)	Actual		Pro forma		Pro forma as adjusted(1)
(unaudited)
Cash, cash equivalents and short-term investments	$		$		$

Warrant liabilities	$		$		$
Total debt
Convertible preferred stock, $0.0001 par value per share; shares authorized, shares issued and outstanding, actual; and no shares authorized, issued and outstanding, pro forma and pro forma as adjusted				—		—

Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted		—		—		—
Common stock, $0.0001 par value per share; no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted		—

As of December 31, 2025
(in thousands except share and per share amounts)	Actual	Pro forma		Pro forma as adjusted(1)
(unaudited)
Founders Preferred Stock, $0.0001 par value per share; shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted			—		—
Class A Common stock, $0.0001 par value per share; shares authorized, shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted			—		—
Class B Common stock, $0.0001 par value per share; shares authorized, shares issued and outstanding, excluding shares subject to repurchase, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted			—		—
Additional paid-in capital
Accumulated other comprehensive loss
Accumulated deficit

Total stockholders’ (deficit) equity

Total capitalization	$	$		$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the pro forma as adjusted amount of each of our cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Similarly, each one million share increase (decrease) in the number of shares offered by us at the assumed initial public offering price per share of $ per share would increase (decrease) the pro forma as adjusted amount of each of our cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding, pro forma and pro forma as adjusted, in the table above is based on    shares of our common stock (which include    shares of our common stock subject to repurchase as of such date) outstanding as of December 31, 2025, after giving effect to the Preferred Stock Conversion, the Founders Preferred Stock Conversion, the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion, as if each had occurred as of December 31, 2025, and excludes:

•

   shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the exercise of outstanding stock options issued under the 2018 Plan as of December 31, 2025, with a weighted-average exercise price of $   per share (to be redesignated as common stock in the Common Stock Redesignation);

•

   shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the exercise of outstanding stock options granted under the 2018 Plan subsequent to December 31, 2025, with a weighted-average exercise price of $   per share;

•

   shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the exercise of warrants, outstanding as of December 31, 2025, with a weighted-average exercise price of $   per share, to purchase Class B common stock;

•

   shares of our common stock issuable upon the exercise of a warrant, outstanding as of December 31, 2025, with an exercise price of $   per share, to purchase shares of Series C convertible preferred stock, which will automatically convert to a warrant to purchase an equivalent number of shares of our common stock upon the closing of this offering;

•

   shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the conversion of phantom shares, which are issuable upon the exercise of outstanding phantom options granted under the Phantom Plan as of December 31, 2025, with a weighted-average exercise price of $   per share;

•

   shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the conversion of phantom shares, which are issuable upon the exercise of outstanding phantom options granted under the Phantom Plan subsequent to December 31, 2025, with a weighted-average exercise price of $   per share;

•

   shares of our common stock reserved for future issuance under the 2026 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, which shares include    new shares plus the number of shares (not to exceed    shares) (i) that remain available for the issuance of awards under the 2018 Plan at the time the 2026 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under the 2018 Plan that, on or after the date that the 2026 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and director compensation—Equity incentive plans”, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2026 Plan; and

•

   shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock immediately after the closing of this offering.

As of December 31, 2025, we had a historical net tangible book value (deficit) of approximately $   million, or $   per share of common stock based on    shares of Class A and Class B common stock (which include    shares of our Class B common stock subject to repurchase as of such date) outstanding as of such date. Our historical net tangible book value (deficit) per share represents the amount of our total tangible assets less our total liabilities and convertible preferred stock, divided by the number of shares of our Class A and Class B common stock outstanding as of December 31, 2025.

After giving effect to (i) the issuance of the Convertible Notes in January 2026 for aggregate net proceeds of approximately $    million, (ii) the Preferred Stock Conversion (and the related reclassification of the carrying value of our convertible preferred stock to permanent equity in connection with the closing of this offering), the Founders Preferred Stock Conversion, the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion, as if each had occurred as of December 31, 2025, (iii) the Series C Warrant Conversion (and the related reclassification of warrant liability to stockholders’ equity), and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the closing of this offering, our pro forma net tangible book value as of December 31, 2025 would have been approximately $   million, or approximately $   per share of our common stock.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after closing of this offering. After giving further effect to the sale of    shares of our common stock that we are offering at the assumed initial public offering price of $   per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2025 would have been $   million, or approximately $   per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $   per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately $   per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2025	$
Pro forma increase in historical net tangible book value per share as of December 31, 2025

Pro forma net tangible book value per share as of December 31, 2025, before this offering
Increase in pro forma net tangible book value per share attributed to investors purchasing shares of common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $  , and dilution in pro forma net tangible book value per share to new investors by approximately $  , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

We may also increase or decrease the number of shares we are offering. Each increase of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $   and decrease the dilution to investors participating in this offering by approximately $   per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each decrease of one million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by approximately $   and increase the dilution to investors participating in this offering by approximately $   per share, assuming the assumed initial public offering price of $   per share remains the same, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase up to    additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $   per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $   per share and the dilution per share to new investors would be $   per share, in each case assuming an initial public offering price of $   per share.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, or outstanding warrants with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table summarizes, on the pro forma as adjusted basis described above, as of December 31, 2025, the differences between the number of shares of common stock purchased from us by our existing stockholders and common stock by new investors purchasing shares in this offering, the total consideration paid to us in cash and the weighted-average price per share paid by existing stockholders for shares of common stock issued prior to this offering and the price to be paid by new investors for shares of common stock in this offering. The calculation below is based on the assumed initial public offering price of $   per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Weighted- average price per share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors					$

Total		100.0%	$	100.0%

Each $1.00 increase in the assumed initial public offering price of $   per share would increase total consideration paid by new investors, total consideration paid by all stockholders and the weighted-average

price per share paid by all stockholders by $   million, $   million and $  , respectively, while each $1.00 decrease in the assumed initial public offering price of $   per share would decrease total consideration paid by new investors, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by $   million, $   million and $  , respectively, and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Similarly, each one million share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by approximately $   million, $   million and $  , respectively, while each one million share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the total consideration paid by investors participating in this offering, total consideration paid by all stockholders and the weighted-average price per share paid by all stockholders by approximately $   million, $   million and $  , respectively, assuming the assumed initial public offering price of $   per share remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the foregoing discussion and the tables above (other than the historical net tangible book value (deficit)) are based on    shares of our common stock (which include    shares of our common stock subject to repurchase as of such date) outstanding as of December 31, 2025, after giving effect to the Preferred Stock Conversion, the Founders Preferred Stock Conversion, the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion, as if each had occurred as of December 31, 2025, and excludes:

•

   shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the exercise of outstanding stock options issued under the 2018 Plan as of December 31, 2025, with a weighted-average exercise price of $   per share;

•

   shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the exercise of outstanding stock options granted under the 2018 Plan subsequent to December 31, 2025, with a weighted-average exercise price of $   per share;

•

   shares of our Class B common stock issuable upon the exercise of warrants, outstanding as of December 31, 2025, with a weighted-average exercise price of $   per share, to purchase Class B common stock (to be redesignated as common stock in the Common Stock Redesignation);

•

   shares of our common stock issuable upon the exercise of a warrant, outstanding as of December 31, 2025, with an exercise price of $   per share, to purchase shares of Series C convertible preferred stock, which will automatically convert to a warrant to purchase an equivalent number of shares of our common stock upon the closing of this offering;

•

   shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the conversion of phantom shares, which are issuable upon the exercise of outstanding phantom options granted under the Phantom Plan as of December 31, 2025, with a weighted-average exercise price of $   per share;

•

   shares of our Class B common stock (to be redesignated as common stock in the Common Stock Redesignation) issuable upon the conversion of phantom shares, which are issuable upon the exercise of outstanding phantom options granted under the Phantom Plan subsequent to December 31, 2025, with a weighted-average exercise price of $   per share;

•

   shares of our common stock reserved for future issuance under the 2026 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering, which shares include    new shares plus the number of shares (not to exceed    shares) (i) that remain available for the issuance of awards under the 2018 Plan at the time the 2026 Plan becomes effective and (ii) any shares underlying outstanding stock awards granted under the 2018 Plan that, on or after the date that the 2026 Plan becomes effective, terminate or expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive and director compensation—Equity incentive plans”, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2026 Plan; and

•

   shares of our common stock reserved for future issuance under the ESPP, as well as any annual automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that stock options are exercised, warrants are exercised or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

Management’s discussion and analysis of financial condition and results of operations

The following “Management’s discussion and analysis of financial condition and results of operations” should be read in conjunction with our consolidated financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk factors” and “Special note regarding forward-looking statements” included elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected in any future period. Amounts are presented in U.S. dollars. Unless the context otherwise requires, all references in this section to the “Company”, “Alamar”, “we” “our” or “us” refers to the business of Alamar Biosciences, Inc. and its subsidiary.

Overview

We are a commercial-stage proteomics company establishing a gold standard in protein detection and analysis. Our proprietary NULISA technology was purpose-built to address the limitations of existing proteomics tools by detecting protein biomarkers at extremely low concentrations in non-invasive biological fluids, such as blood, with ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range and seamless automation. We refer to this combination of features as “Precision Proteomics,” and believe it fills a critical gap in the field of advanced proteomics, enabling researchers to establish the relationship between incremental changes in multiplexed protein biomarkers and the clinically meaningful differences in health, disease and drug therapy. Our integrated platform consists of proprietary instruments, consumables and analytical software that is designed to provide scientists with an end-to-end solution to precisely and consistently measure from one to hundreds of low abundance and difficult-to-detect biomarkers across the continuum of discovery, translational research and, ultimately, diagnostics.

We commercially launched the platform in January 2024 and have already experienced the fastest adoption among advanced proteomics companies, with more than 300 customers across 25 countries and a cumulative installed base of over 100 instruments with an average annual pull through greater than $400,000 per instrument for the year ended December 31, 2025. The robust performance of our platform is further evidenced in over 100 scientific publications since our commercial launch. Our customers include top global research and academic institutions, biopharmaceutical companies, contract research organizations and service labs. We have also established multiple multi-million dollar collaborations with renowned research foundations to help support the development of our IVD platform, that we intend to submit for FDA clearance, and the discovery of biomarkers in neurodegenerative disease.

We are a trusted partner to our customers, with a market reputation built on our deep understanding of, and ability to address, their evolving needs. For the year ended December 31, 2025, approximately   % of our revenue was from direct sales and   % was through distribution agreements. Of our direct sales revenue,   % was generated from academic institutions,   % from biopharmaceutical companies and % from other customers.

As of December 31, 2025, our direct sales team consisted of 25 employees. We sell our products primarily through our direct sales channels in North America, Europe, and China, which together account for the majority of our revenue. In addition, we have established distribution agreements in Australia, portions of Eastern Europe, India, Japan, Singapore and South Korea. Our products are currently sold for research use only. For the year ended December 31, 2025, sales in North America represented approximately   % of our total revenue.

Revenue increased   % to $    million for the year ended December 31, 2025, compared to $25.1 million in the prior year. This growth was driven primarily by increased adoption of our platform by new customers, resulting in substantial expansion of our installed base to more than 100 instruments as of December 31, 2025, and increased consumables pull-through from that installed base.

We devote a significant portion of our resources to research and development. Our research and development efforts focus on developing new panels of assays to target an expanding menu of protein targets; improving the performance of our existing assays and software; developing new ARGO instrument solutions, including the ARGO HT/DX instrument, which we plan to submit to the FDA for 510(k) clearance; enhancing and expanding the capabilities of the ARGO HT instrument; developing integrated software and workflows across multiple solutions that work with our instruments; and evaluating new technologies. Research and development expenses were $39.2 million and $     million for the years ended December 31, 2024 and 2025, respectively. We expect to continue making significant investments in research and development for the foreseeable future.

We outsource the manufacturing of our instruments to third-party contract manufacturers and manufacture the majority of our consumable products in-house, with certain components sourced from key suppliers. Our operating model is designed to be capital efficient and to scale effectively as product volumes increase.

To date, we have funded our operations primarily through sales of our instruments and consumable products, the issuance of convertible preferred stock and common stock, convertible note financings and debt financings. Since our inception in 2018, we have incurred net losses each year. Net losses were $47.1 million and $    million for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, we had an accumulated deficit of $    million and cash and cash equivalents of $    million. Substantially all of our net losses have resulted from costs incurred in connection with our research and development efforts and, to a lesser extent, from selling general and administrative costs associated with our operations. As of December 31, 2025, we had an accumulated deficit of $    million and cash, cash equivalents and short-term investments totaling $    million. We expect to continue to incur significant expenses and operating losses in the near term as we invest in the continued growth of our business to include increasing headcount required to develop, sell, and support our platforms, scale our technology platform and introduce new products and services, protect and defend our intellectual property and potentially acquire new businesses or technologies. See the section titled “Business—Legal proceedings.” In addition, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, audit, accounting, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer liability insurance costs, investor and public relations costs, and other expenses that we did not incur as a private company.

Key business metrics

We regularly review a number of operating and financial metrics, including the following key business metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe that the following metrics are representative of our current business; however, we anticipate these may change or may be substituted for additional or different metrics as our business evolves and as we introduce new products.

Instrument installed base

	As of December 31,
	2024	2025
Instrument installed base	36

Our products are used by leading research and academic institutions, biopharmaceutical companies, contract research organizations and service labs around the globe. We believe the instrument installed base is one of the indicators of our ability to drive customer adoption of our products.

We define the instrument installed base as the cumulative number of ARGO instruments placed with customers since inception, whether they are being sold, or to a much smaller extent, leased or loaned to the customers.

Consumable pull-through per instrument

	Year ended December 31,
(in thousands)	2024	2025
Average annual consumable pull-through per instrument	$357

Our consumables are comprised of reagent kits and other single-use or limited-use materials for running assays or operating instruments. Our ARGO instruments and associated consumables are designed to work together exclusively, and we generate recurring revenue from each instrument we place. We believe that average consumable pull-through per instrument is an indicator of our ability to generate future consumable revenue.

We define average annual consumable pull-through per instrument as the total consumables revenue in the given period divided by the average instrument installed base during that period. We calculate the average instrument installed base for a given period using the instrument installed base as of the last day of the prior period and the instrument installed base as of the last day of the given period. We also calculate a year-to-date and average annual consumable pull-through per instrument metric by summing the quarterly pull-through for the quarters in a given year.

Key factors affecting our performance

We believe that our financial performance has been and in the foreseeable future will continue to be primarily driven by the following factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations. Our ability to successfully address the factors below is subject to various risks and uncertainties, including those described in the section titled “Risk factors.”

Instrument sales

Our financial performance has been, and is expected to continue to be, significantly influenced by the rate of sales of our ARGO HT instruments. Management views instrument sales as a key measure of current business performance and an important leading indicator of future consumables revenue. We expect instrument sales to grow as we deepen penetration in existing markets and expand into new markets, including through the introduction of new instruments, features and solutions, and new assays to run on the platform.

We plan to drive instrument sales growth through several strategies, including expanding our global sales organization, introducing new instruments, and continuing to enhance the underlying technology and applications that support life sciences research, as well as entering into new disease markets. In support of these initiatives and to accelerate instrument sales, we increased our sales force by 56% from January 1, 2025 through December 31, 2025, and had a direct sales team of 25 employees as of December 31, 2025. We regularly solicit customer feedback and focus our research and development efforts on enhancing the ARGO HT instrument, expanding its application capabilities to address evolving customer needs, and developing new versions of the ARGO instrumentation and software. We believe these enhancements support increased adoption of our instruments and drive recurring consumables sales. In addition, we are developing future instruments designed to support the full continuum of discovery, translational research, and diagnostics, which we believe will expand our addressable market and increase utilization among customers, if approved.

We leverage our TAP Services to demonstrate the differentiated value of our technology. Our sales process can vary significantly based on customer type and experience with proteomics and immunoassays. In many cases, the sales process includes proof-of-concept studies conducted through TAP Services and the generation of analytical data prior to an instrument purchase. While the use of TAP Services often reinforces the sensitivity and specificity advantages of our technology and supports instrument adoption, it can also extend the overall sales cycle. Sales cycles for institutional customers may further vary based on factors such as research stage, familiarity with our products, prior purchasing history, and system adoption strategies. As a result of this variability, we have experienced, and expect to continue to experience, period-to-period fluctuations in instrument sales.

Consumable revenue

We regularly evaluate trends in recurring consumables revenue based on our product portfolio, customer base, and our understanding of how customers use our products. Consumables revenue and the relative contribution of individual consumable products may vary from quarter to quarter. These fluctuations may result from several factors, including the introduction of enhanced features and additional solutions.

As our installed base of instruments grows, we expect consumables revenue to increase in absolute terms and to become an increasingly significant contributor to our overall revenue over time.

We expect our consumables pull-through per instrument to fluctuate as our installed base expands. Expansion into new markets with less experienced users, or into smaller labs with less funding, could reduce average pull-through. We could also experience higher pull-through during periods when customers conduct large cohort projects.

Seasonality

Since the introduction of our platform, we have experienced sequential period revenue growth. However, in future periods we expect our instruments and consumables purchasing patterns to be impacted by our customers’ funding and budget cycles, which could create seasonal purchasing patterns. For example, a significant portion of our customers rely on government funding and research grants, and certain customers have budget cycles that typically expire at year-end. As a result, we expect our customer base may exhibit higher instrument purchases and consumables pull-through per instrument in the fourth quarter compared to the first three quarters of the year. We also expect in future periods that the first quarter revenue may be less than the quarter preceding it, or the fourth quarter of the prior fiscal year.

Services revenue

While a smaller percentage of revenue compared to our product revenue, an important portion of our business is our service-related offerings. We derive services revenue from (i) our TAP services for customers looking to evaluate the benefits and (ii) service contracts for maintenance and repair of our ARGO HT instruments. Our maintenance and repair contracts are offered generally for a 12-month period and extend the one-year limited warranty for the ARGO HT System. Revenue is recognized as the services are rendered over the contract term beginning after the one-year limited warranty. We expect that our maintenance and repair services revenue to grow as the initial warranty period expires and as our instrument installed base grows. As our platform continues to gain increased adoption and the number of publications covering our products increase, we expect that our TAP services grow at a slower rate than other areas of our business.

Revenue mix and gross margin

Our revenue is derived from sales of our instruments, consumables and services. There will be fluctuations in mix between these offerings from period to period impacting both revenue and gross margin. As our instrument installed base grows, we expect consumables revenue to continue to become a larger percentage of revenue.

The list prices of our consumables vary by product. Future instrument and consumable selling prices and gross margins may fluctuate due to a variety of factors, including the manufacturing costs of such products, the introduction by others of competing products and solutions, and tariffs. We aim to mitigate downward pressure on our average selling prices by increasing the value proposition offered by the performance of our instruments and consumables, primarily by, for example, expanding the applications for our instruments, increasing the quantity and quality of data that can be obtained using our consumables, and improving the user experience.

In the near term, as we expect increased demand for our products, we expect to increase costs for the expansion of manufacturing, warehousing and product distribution facilities which could negatively impact on our gross margins as we add capacity in advance of full utilization. In addition to the impact of competing products entering the market, the future margin profiles of our instruments and consumables and any royalties, may impact our gross margins.

Continued investment in growth

Our significant revenue growth has been driven by rapid innovation and the strong adoption of our offerings by customers. We intend to continue making targeted investments to drive revenue growth and scale our operations, and as a result, we expect related expenses to increase.

We have invested, and will continue to invest, substantially in our manufacturing capabilities and commercial infrastructure. The expansion of our Fremont, California facilities is expected to support these efforts in the near term by providing additional manufacturing, research and development, and general office space.

We also plan to increase investment in research and development by hiring employees with the scientific and technical expertise needed to enhance existing products and bring new products to market. These investments are expected to result in higher research and development expenses and increased stock-based compensation. In addition, we plan to expand our sales and marketing activities and expect general and administrative expenses and stock-based compensation to increase as we support our growth and prepare for operating as a publicly traded company.

While fluctuations in cost of revenue, operating expenses, and capital expenditures may result in short-term adverse impacts on our results of operations and cash flows, we believe these investments are critical to supporting our long-term growth and scalability.

Components of results of operations

Revenue

We generate revenue primarily from the sale of our ARGO HT instrument and associated consumables. We also derive service revenue from our Technology Access Program (“TAP”), which provides customers with the opportunity to ship samples to be tested at our lab using either NULISA multiplex or single-plex assays, and analytical reports are delivered via an electronic file, often prior to instrument purchase, and from the sale of instrument maintenance contracts, which extend support beyond the standard one-year warranty period. Our revenue is subject to fluctuation based on the foreign currency in which our products are sold, principally for sales denominated in euros.

Revenue from instruments is generally recognized upon delivery and consumables are generally recognized upon shipment. Revenue from consumables is largely driven by the size of our instrument installed base and the volume of consumables sold per instrument. Revenue from TAP services is recognized when analytical results are delivered to the customer. Maintenance contract revenue is recognized ratably over the contract term, with the coverage beginning after the expiration of the standard one-year warranty period.

Cost of revenue

Cost of revenue primarily consists of manufacturing costs incurred in the production process including personnel and related costs, third party manufacturing costs, costs of component materials, labor and overhead, packaging and delivery costs, royalty payments and allocated costs including facilities and information technology. We plan to hire additional employees as well as expand our manufacturing, warehousing and product distribution facilities, including increasing manufacturing automation to support our growth. In addition, cost of revenue includes warranty costs, provisions for slow-moving and obsolete inventory, personnel and related costs, and component costs incurred in connection with our obligations under our instrument service agreements. We expect cost of revenue to increase in absolute dollars in future periods.

Gross profit and gross margin

Gross profit is calculated as revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross profit in future periods will depend on a variety of factors, including: market conditions that may impact our pricing; sales mix changes among consumables, instruments and services; product mix changes between established products and new products; excess and obsolete inventories; royalties; our cost structure for manufacturing operations relative to volume and changes in product design; and product warranty obligations. We expect an increase in absolute dollars of both revenue and cost of revenue.

Operating expenses

Our operating expenses consist of (i) research and development and (ii) selling, general and administrative expenses.

Research and development

Research and development expense primarily consists of personnel and related costs, independent contractor costs, laboratory supplies, equipment maintenance, prototype and materials expenses, and allocated costs including facilities and information technology.

We plan to continue to invest in our research and development efforts, including hiring additional employees, to enhance existing products and develop new products. We expect allocated facilities costs to increase as we grow the size of our research and development center in Fremont, California. We expect research and development expense will increase substantially in absolute dollars in future periods.

Selling, general and administrative

Selling, general and administrative expense primarily consists of costs related to the selling and marketing of our products, including sales incentives and advertising expenses and costs associated with our finance, accounting, legal, human resources and administrative personnel. Related costs associated with these functions, such as attorney and accounting fees, recruiting services, administrative services, insurance, public relations and communication activities, marketing programs and trade show appearances, travel, customer service costs and allocated costs including facilities and information technology, are also included in selling, general and administrative expenses.

We expect to incur additional selling, general and administrative expenses due to continued investment in our sales, marketing and customer service efforts to support the anticipated growth of our business. We also expect increased infrastructure costs, as well as increased costs for accounting, human resources, legal, insurance, investor relations and other costs associated with becoming a public company. We expect to continue our hiring, in the United States as well as internationally, in all these areas in line with the continued growth of our business. We also expect allocated facilities costs to increase as we expand our facilities in Fremont, California. We expect selling, general and administrative expenses to increase substantially in absolute dollars in future periods.

Interest income, net

Interest income, net primarily includes interest earned from our investments in marketable debt securities. Results can vary based on investment balances and prevailing interest rates.

Interest expense

Interest expense consists of interest on our outstanding debt. See the subsection titled “—Liquidity and capital resources” below.

Other expense, net

Other expense, net consists primarily of foreign currency losses related to exchange rate fluctuations affecting international operations. These expenses can fluctuate based on market conditions and currency volatility.

Provision for income taxes

Our provision for income taxes consists primarily of foreign taxes and state minimum taxes in the United States. As we expand the scale and scope of our international business activities, any changes in the United States and foreign taxation of such activities may increase our overall provision for income taxes in the future.

As of December 31, 2024, we had net operating loss (“NOL”) carryforwards for federal tax purposes of approximately $54.1 million which do not expire. As of December 31, 2024, we also had NOL carryforwards for state tax purposes of approximately $73.1 million, which expire at various dates beginning in 2038, unless previously utilized.

As of December 31, 2024, we have research tax credit carryforwards for federal tax purposes of approximately $7.2 million which will expire beginning in 2039, unless previously utilized. As of December 31, 2024, we also have research tax credit carryforwards for state tax purposes of approximately $5.5 million which do not expire.

Under Sections 382 and 383 of the Code, utilization of the NOL and tax credit carryforwards may be subject to annual limitations due to the ownership change limitation provided by the Code, and similar rules may apply under state tax laws. Events which may cause limitations in the amount of the NOL carryforwards that we may use in any one year include, but are not limited to, a cumulative ownership change of more than 50 percentage points over a three-year period. Any annual limitations may result in the expiration of NOL and tax credit carryforwards before they are able to be utilized. As such, there can be no assurance that we will be able to utilize such carryforwards. We have experienced a history of losses and a lack of future taxable income would adversely affect our ability to utilize these NOL and research and development credit carryforwards. We currently maintain a full valuation allowance against these tax assets.

Results of operations

Comparison of the years ended December 31, 2024 and 2025

The following table sets forth our results of operations for the periods presented:

	Year ended December 31,		$ Change	% Change
(dollars in thousands)	2024	2025

Revenue:
Product revenue	$16,370	$
Service revenue	8,772

Total revenue	25,142

Cost of revenue:
Cost of product revenue(1)	14,273
Cost of service revenue(1)	2,262

Total cost of revenue	16,535

Gross profit	8,607

Operating expenses:
Research and development(1)	39,234
Selling, general and administrative(1)	18,941

Total operating expenses	58,175

Loss from operations	(49,568)
Interest income, net	4,675
Interest expense	(2,078)
Other expense, net	(89)

Net loss before income tax	(47,060)
Provision for income taxes	13

Net loss	$(47,073)	$

(1)	Includes stock-based compensation expenses as follows:

	Year ended December 31,
(in thousands)	2024	2025
Cost of product revenue	$46	$
Cost of service revenue	32
Research and development	342
Selling, general and administrative	453

Total stock-based compensation expense	$873	$

Revenue

Revenue was $25.1 million in 2024, compared to $     million in 2025.

Cost of revenue

Cost of revenue was $16.5 million in 2024, compared to $     million in 2025.

Gross profit and gross margin

Gross profit was $8.6 million in 2024, compared to $     million in 2025. Gross margin was 34.2% in 2024, compared to   % in 2025.

Operating expenses

Research and development

Research and development expense was $39.2 million in 2024, compared to $     million in 2025.

Selling, general and administrative

Selling, general and administrative expense was $18.9 million in 2024, compared to $     million in 2025.

Interest income, net

Interest income, net was $4.7 million in 2024, compared to $     million in 2025.

Interest expense

Interest expense was $2.1 million in 2024, compared to $     million in 2025.

Other expense, net

Other expense, net was $0.1 million in 2024, compared to $     million in 2025.

Liquidity and capital resources

As of December 31, 2025, we had $     million in cash and cash equivalents, $     million in short-term investments, and access to a $     million unused term loan facility with SVB, providing total available liquidity of approximately $     million. Management believes these resources will be sufficient to fund our current operating plans and meet our anticipated obligations for at least the next 12 months.

Since inception, our principal sources of liquidity have been proceeds from the sale of our equity securities and, to a lesser extent, borrowings from loan facilities. As of December 31, 2025, we had an accumulated deficit of $     million, attributable to ongoing operating losses as business activities expanded toward commercialization.

In June 2022, we entered into a loan and security agreement with Hercules Capital, Inc. and drew a total of $15.0 million under the agreement through December 31, 2023. In June 2024, we repaid all outstanding principal under the agreement along with associated termination fees and have no outstanding borrowings or available amounts under this agreement as of December 31, 2024.

On July 11, 2024, we entered into a loan and security agreement with SVB. Under the terms of the SVB Loan Agreement, we were permitted to draw term loan advances of up to an aggregate sum of $35.0 million under Tranche A and Tranche B. As of December 31, 2024, no advances had been drawn. Tranche A consists of

$25.0 million and is available on or before March 31, 2026. Tranche B consists of $10.0 million and will be available through March 31, 2026, subject to achievement of certain revenue milestones. The term loan under the SVB Loan Agreement matures on March 1, 2029.

On September 19, 2025, we entered into an amendment to its SVB Loan Agreement (the “Amendment”), which modified the availability, maturity, and certain other terms of the loan facility. As a result of the Amendment, the total borrowing capacity increased to $75.0 million, consisting of $65.0 million of term loan borrowings and a $10.0 million revolving line of credit. Upon signing the Amendment, we borrowed $10.0 million under the loan facility as required and issued a warrant to purchase 69,362 shares of our Class B common stock to SVB. Future borrowings on the SVB Loan Agreement are conditional on meeting certain revenue milestones and continued covenant compliance if the aggregate original principal amount borrowed exceeds $20 million. Borrowings under the SVB Loan Agreement mature on June 1, 2029 or on June 1, 2030 if certain revenue and compliance criteria are met, and the revolver matures on September 19, 2028. Additional details of the SVB Loan Agreement are included in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

On January 8, 2026, we issued unsecured convertible loan notes (the “Convertible Notes”) to certain investors in an aggregate principal amount of $56.5 million. The Convertible Notes mature 18 months from the initial issuance of the notes, if not earlier converted, and, after July 31, 2026, will accrue simple interest on a daily basis at 8% per annum. Upon the closing of this offering, the Convertible Notes and any accrued but unpaid interest will automatically convert into shares of our common stock at a price per share equal to 85% of the lowest price per share for common stock sold in this offering.

Future funding requirements

We expect to continue incurring substantial operating losses in the near term as we invest in research and development, manufacturing, and the commercialization of our platform and NULISA technology, including the ARGO HT instrument as well as development of the ARGO HT/DX instrument. As of December 31, 2025, we had $     million in unrestricted cash, cash equivalents, and short-term investments, as well as an undrawn $     million term loan facility with SVB. While management believes these resources will fund our current operating plans and meet our anticipated obligations for at least the next 12 months, substantial additional capital may be required to support longer-term growth and operational objectives.

Our future capital requirements will depend on various factors, including, but not limited to, the scale and timing of commercialization efforts for the ARGO HT System and consumables; research and development activities for next-generation technologies, portfolio expansion, and future clinical studies; regulatory costs related to our ARGO HT/DX system and any other future instruments we develop, including seeking any regulatory approvals; general operational expenditures including personnel, facilities, and systems infrastructure; and potential debt service or repayment obligations on our term loan facility.

As of December 31, 2025, contractual obligations for operating leases totaled $     million and are due over   months after December 31, 2025.

We may seek to raise additional capital through public or private equity offerings, additional debt financing, or via strategic collaborations, partnerships, or other arrangements with third parties. The availability and terms of future financing will depend on a variety of factors, including general economic and market conditions, our operating performance, and investor interest. Additional funding may not be available on acceptable terms, if at all. If we are unable to obtain adequate financing when needed, we may be forced to delay, reduce the scope of, or eliminate certain development programs, commercialization efforts, or other aspects of our business.

Raising additional funds through equity offerings may result in dilution to our stockholders, while debt or other financing could involve covenants or obligations that restrict our business operations. Until we can generate sufficient revenue from product sales, if at all, we expect to finance our operations primarily through existing cash reserves and additional capital-raising activities. Management continues to monitor liquidity needs closely and will adapt capital strategy as needed to ensure alignment with both near- and long-term business objectives.

Cash flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
(in thousands)	2024	2025
Net cash used in operating activities	$(55,214)	$
Net cash used in investing activities	(53,933)
Net cash provided by financing activities	113,417

Net increase (decrease) in cash	$4,270	$

Operating activities

Net cash used in operating activities was $     million during the year ended December 31, 2025. This was primarily due to     .

Net cash used in operating activities was $55.2 million during the year ended December 31, 2024. This was primarily due to a loss from operations of $47.1 million, adjusted for non-cash items, including depreciation and amortization expense of $3.2 million, net accretion and amortization of premiums and discounts on investments of $1.9 million, non-cash operating lease costs of $1.6 million, and stock-based compensation expense of $0.9 million. Net cash used in operating activities also reflected a decrease in cash flows of $12.0 million from changes in operating assets and liabilities associated with higher levels of working capital necessary to support the growth in our operations. This is primarily the result of an increase in inventory of $8.8 million, an increase in accounts receivable of $4.7 million, an increase in prepaid expenses and other current assets of $2.2 million, and a decrease in operating lease liabilities of $1.6 million. These decreases in cash flows were partially offset by an increase in accounts payable of $2.9 million, and an increase in accrued expenses and other long term liabilities of $3.5 million.

Investing activities

Net cash used in investing activities was $     million during the year ended December 31, 2025. This was primarily due to     .

Net cash used in investing activities was $53.9 million during the year ended December 31, 2024. This was primarily due to purchases of short-term investments of $92.5 million, purchases of property and equipment of $2.9 million, and capitalized software development costs of $0.4 million, partially offset by maturities of short-term investments of $36.0 million and sales of short-term investments of $6.0 million.

Financing activities

Net cash provided by financing activities was $     during the year ended December 31, 2025. This was primarily due to     .

Net cash provided by financing activities was $113.4 million during the year ended December 31, 2024, and consisted primarily of proceeds from the issuance of Series C convertible preferred stock of $127.5 million and proceeds from issuance of common stock upon exercise of stock options of $0.9 million, partially offset by the principal payment of debts of $15.0 million.

Qualitative and quantitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency exchange rates.

Interest rate risk

As of December 31, 2025, we had cash, cash equivalents and short-term investments of $     million, which consisted primarily of bank deposits and money market funds. Our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would have not had a material impact on our consolidated financial statements included in this prospectus. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign currency exchange risk

Our reporting currency is the U.S. dollar and the functional currency of each of our subsidiaries is its local currency. Historically, most of our revenue has been denominated in U.S. dollars, although we have sold our products and services in local currency outside of the United States, principally the euro. For the years ended December 31, 2024 and 2025 approximately 12% and   %, respectively, of our sales were denominated in currencies other than U.S. dollars. In addition, because we conduct business in currencies other than U.S. dollars, but report our results of operations in U.S. dollars, we also face remeasurement exposure to fluctuations in currency exchange rates. We do not currently maintain a program to hedge exposures to non-U.S. dollar currencies. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results.

Critical accounting estimates

The following discussion supplements the descriptions of our accounting policies contained in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Our financial statements and related notes included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. We continually evaluate these estimates and assumptions, basing them on historical experience and various other factors we consider reasonable under the circumstances. Actual results may differ from these estimates due to different assumptions or conditions.

Critical estimates are those that we consider the most important to the portrayal of our balance sheet and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Inventory valuation

We record inventory at the lower of cost, determined using the first-in, first-out method, or net realizable value. We use judgment to analyze and determine if inventory is obsolete, slow-moving, unsalable or otherwise carried above the net realizable value and frequently review such determinations. We reduce the carrying value of inventory carried above the net realizable value in the period that it is first recognized by using a number of factors including product expiration dates, open and unfulfilled orders and sales forecasts. Such adjustments establish a new cost basis which is maintained in future years even if certain circumstances suggest that the inventory is recoverable in subsequent periods. Costs associated with the write-down of inventory are recorded to product cost of revenue on our consolidated statements of operations. If actual market conditions are less favorable than anticipated, additional inventory write-downs could be required.

Stock-based compensation

We generally recognize compensation costs related to stock-based awards to employees and non-employees on a straight-line basis over the requisite service period of the award based on the fair value of equity awards on the date of grant. Forfeitures are recognized as they occur.

We estimate the fair value of share-based payment awards on the grant date using the Black-Scholes option-pricing model which requires input of several subjective assumptions. These variables include the per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected annual dividend yield and expected stock price volatility over the expected term. Refer to the subsection titled “Common Stock Valuation” below for a discussion of the estimated fair value of our common stock. For all stock options granted, we calculated the expected term using the simplified method. As we are privately held and do not have any trading history for our common stock, the expected volatility was estimated using the historical volatility of the stock price of similar publicly traded peer companies. The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award. We utilize an expected dividend yield of zero as we have never paid nor have any plans to pay dividends on our common stock.

We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation expense calculations on a prospective basis. Such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expenses could be materially different. See Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for more information concerning specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options.

Stock-based compensation expense was $0.9 million and $     million for the years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, we had $     million of total unrecognized stock-based compensation expense related to stock options, which we expect to recognize over a weighted-average period of    years. We expect to continue to grant equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The aggregate intrinsic value of all outstanding options as of December 31, 2025, was approximately $     million, based on an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, of which approximately $     million is related to vested options and approximately $     million is related to unvested options.

Common stock valuation

As there has been no public market for our common stock to date, the estimated fair value of our common stock and underlying stock options has been determined at each grant date by our board of directors, with input from management, based on the information known to us on the grant date and upon a review of any recent events and their potential impact on the estimated per share fair value of our common stock. As part of these fair value determinations, our board of directors obtained and considered valuation reports prepared by a third-party valuation firm in accordance with the guidance outlined in the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Practice Aid”). In making these determinations, the Board considers a broad range of objective and subjective factors, including results of recent independent 409A valuations; prices and terms of recent preferred stock financings, and the rights and preferences of those securities relative to common; operational progress, business developments, and financial condition; analysis of recent IPOs and trading performance of comparable publicly-traded companies; trends and conditions in the life sciences sector and overall capital markets; discounts for lack of marketability to reflect absence of liquidity; and the likelihood and estimated timing of a potential liquidity event (such as an IPO or acquisition).

In accordance with the AICPA Practice Aid, for our valuations performed prior to January 16, 2025, our board of directors determined the market approach and option pricing method (“OPM”) were the most appropriate methods for determining the fair value of our common stock given our stage of development. Under the market approach, we estimated the value based upon our prior sales of convertible preferred stock to unrelated third parties. We then applied these derived multiples or values to our financial metrics to estimate our market value.

The allocation of these enterprise values to each part of our capital structure, including our common stock and convertible preferred stock, was done utilizing the OPM. The OPM treats the rights of the holders of preferred and common stock as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The OPM derives the implied equity value of a company from a recent transaction involving our own securities issued on an arms-length basis.

In accordance with the AICPA Practice Aid, for our valuations performed since January 16, 2025, our board of directors determined the hybrid method was the most appropriate method for determining the fair value of our common stock given our stage of development. The hybrid method is a hybrid between the probability-weighted expected returns method (“PWERM”) and the OPM. Using the PWERM, the enterprise value under various exit scenarios including an initial public offering (“IPO”) and staying private that considered our estimate of the timing of each scenario and were weighted based on our estimate of the probability of each event occurring. Our equity value under the IPO scenario was estimated using the market approach based on comparable public companies. The equity value under the IPO scenario was allocated to our capital stock using an IPO scenario analysis that contemplates the timing, size, valuation, and probability of an IPO event in the future. The stay private scenario estimated our equity value using a market approach based on the second tranche closing of our convertible preferred stock. The equity value was then allocated to our capital stock based on the OPM. The equity value under all scenarios was reduced by a discount for lack of marketability.

If different assumptions had been used or if different events had occurred, our reported expense for stock-based compensation and related equity transactions could have been materially different. Changes in judgment or assumptions—such as market conditions, company progress, or shifts in anticipated liquidity—may result in significant variances in estimated fair value, materially affecting stock-based compensation expense and results of operations.

For valuations after the closing of this offering, the fair value of each share of underlying common stock will be based on the closing price of our common stock as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Recent accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations, and cash flows is included in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Off-balance sheet arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Emerging growth company and smaller reporting company status

We are an “emerging growth company” as defined in the JOBS Act. For as long as we remain an “emerging growth company”, we may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to: (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited consolidated financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period, and therefore, we are not subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies; however, we may adopt certain new or revised accounting standards early. We may use these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Business

Our mission

Our mission is to power precision proteomics to enable the earliest detection of disease.

Overview

We are a commercial-stage proteomics company establishing a gold standard in protein detection and analysis. Our proprietary NULISA technology was purpose-built to address the limitations of existing proteomics tools by detecting protein biomarkers at extremely low concentrations in non-invasive biological fluids, such as blood, with ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range and seamless automation. We refer to this combination of features as “Precision Proteomics,” and believe it fills a critical gap in the field of advanced proteomics, enabling researchers to establish the relationship between incremental changes in multiplexed protein biomarkers and the clinically meaningful differences in health, disease and drug therapy. Our integrated platform consists of proprietary instruments, consumables and analytical software that is designed to provide scientists with an end-to-end solution to precisely and consistently measure from one to hundreds of low abundance and difficult-to-detect biomarkers across the continuum of discovery, translational research and, ultimately, diagnostics.

We commercially launched the platform in January 2024 and have already experienced the fastest adoption among advanced proteomics companies, with more than 300 customers across 25 countries and a cumulative installed base of over 100 instruments with an average annual pull through greater than $400,000 per instrument for the year ended December 31, 2025. The robust performance of our platform is further evidenced in over 100 scientific publications since our commercial launch. Our customers include top global research and academic institutions, biopharmaceutical companies, contract research organizations and service labs. We have also established multiple multi-million dollar collaborations with renowned research foundations to help support the development of our IVD platform that we intend to submit for FDA clearance and the discovery of biomarkers in neurodegenerative disease.

Proteins are essential for all life functions and the fundamental molecules behind healthy cellular operations and the causal mechanisms of disease, as illustrated by the fact that a large majority of effective drugs have proteins as targets. Proteomic analysis has great potential to identify “biomarkers” of health, to characterize disturbances in disease, to discover new drug targets, to assess risks and to measure the impact of interventions such as drugs and lifestyle changes. However, the complexity of disease and biology requires analysis of multiple proteins and pathways at once. As a result of this complexity, much of the human proteome has remained unmeasurable or unquantifiable by other proteomic technologies, and true Precision Proteomics has not been possible.

Our proprietary and patented NULISA technology addresses these critical limitations, and we believe it is currently the only platform that enables Precision Proteomics. The chemistry underpinning our technology employs a unique sequential purification of immunocomplexes to suppress background noise and enable the detection of low-abundance proteins in biofluids across large and diverse populations. Our platform is a fully integrated and fully automated proteomic analysis solution and provides scientists with an end-to-end solution to precisely and consistently measure from one to hundreds of low abundance and difficult-to-detect biomarkers across the continuum of discovery, translational research and, ultimately, diagnostics. Scientists value our platform because it offers an accessible, easy-to-use and reliable ultra-high sensitivity and multiplexed biomarker analysis of large cohorts of samples.

Our current instrument, the ARGO High Throughput (“HT”) System, is designed to fully automate high-sensitivity and high-plex proteomics analysis and is currently available for research use only (“RUO”) applications. It was built to execute our NULISA chemistry in a simple and reproducible workflow for broad biomarker profiling, validation and potential translation into future clinical use. ARGO HT facilitates the seamless analysis of large cohorts and clinical research with minimal handling, rapid turnaround times and high data quality.

These technical achievements allow us to design and deploy innovative assays, unlocking Precision Proteomics for scientists. Our initial assay menu focuses on neurology and immunology. We develop a significant portion of our assay panels in close partnership with our customers, who are experts in identifying important protein biomarkers in their respective fields. Our flagship multiplex assay, the CNS Disease Panel 120, provides the broadest coverage of neurodegeneration pathways and we have seen strong adoption of this panel in the neuroscience community. Additionally, our single-plex BD-pTau217 assay can distinctly measure BD-pTau217, which is present in low abundance in blood and is critical for research involving biomarkers for early diagnosis of Alzheimer’s disease. Our assay enables BD-pTau217 quantitation using a small blood sample, offering a noninvasive, economical and convenient alternative to cerebrospinal fluid sample tests or PET scans. We also develop kits for customers to create their own assays, enabling our technology to meet the needs of customers operating in their disease areas of interest. Proteomics is a major discipline in discovery and translational research and clinical diagnostics. We estimate this market to represent up to $50 billion of product spend today, driven in part by affinity-based approaches for targeted exploration and clinical applications, and mass spectrometry, which is used primarily for high-plex discovery research. Advanced proteomics is the fastest growing segment of this market, consisting of next-generation tools that enable the detection of multiple protein analytes or measuring protein analytes at high-sensitivity. We estimate that our platform addresses the up to $3.5 billion current market for advanced protein analysis. This market is projected to grow to up to $19 billion by 2025 primarily driven by expansion of clinical diagnostic applications.

The flexibility of our platform is designed to enable researchers to seamlessly transition from high-plex discovery panels to the development of low-plex diagnostics assays. As a result, our strategy is to continue driving adoption in the targeted discovery and translational markets and subsequently establish a foundation for clinical diagnostics through internal innovation and external collaborations. Ultimately, our platform is designed to support the entire customer journey from discovery to diagnostics, unlocking the full value of precision medicine and early disease detection.

For the years ended December 31, 2024 and 2025, we generated total revenue of $25.1 million and $     million, respectively, representing year-over-year growth of     %. Gross margin was 34.2% and     %, respectively. We have incurred net losses and negative cash flows from operations since inception. For the years ended December 31, 2024 and 2025, we incurred net losses of $47.1 million and $     million, respectively.

Industry background

Proteomics is the systematic measurement of large sets of different proteins and variants of proteins expressed by a genome, cell, or organism. The human body has approximately 20,000 protein-coding genes, but there are many more protein variants in the human proteome because of modifications that happen to them after they are made and different “isoforms,” which are subtly different protein structures referred to as “proteoforms.” The blood proteome has immense potential for precision medicine through non-invasive measurements. All tissues communicate with the blood, directly or indirectly, and proteins reflect dynamic real-time biological state in health and disease. Among the approximately 20,000 proteins in a human body, over 10,000 can be found in blood. Plasma represents the largest and deepest version of the human proteome, containing classical plasma proteins, tissue proteins and numerous immunoglobulin proteins. However, the abundance of plasma proteins can differ by more than 12 orders of magnitude in concentration. We estimate that more than half of proteins in human plasma have not been measured reliably with existing technologies, including and affinity-based assays and mass spectrometry.

Researchers use proteomic measurements as “biomarkers,” to understand normal physiology, to characterize disturbances in disease, to assess risks, and to measure the impact of interventions such as drugs and lifestyle changes. Therefore, proteomic analysis provides uniquely valuable information across the continuum from discovery, where proteins are identified as disease biomarkers and therapeutic targets, to diagnosis and population health, where their presence or absence can guide clinical decisions and precision medicine.

The age of proteomics

The genome serves as biology’s foundational blueprint, encoding instructions that are transcribed into RNA, which is ultimately translated into proteins, the building block of all biological processes. Over the last 25 years, the genomics revolution has marked a transformative era in biology with technological advancements accelerating our understanding of human health and disease. Next-generation sequencing (“NGS”) platforms have powered this revolution into diagnostic tests that can detect a range of genetic conditions, including non-invasive prenatal testing, molecular profiling of tumors for prognosis and therapy selection, minimal residual disease (“MRD”) monitoring for cancer recurrence and, more recently, early cancer detection through multi-cancer early detection (“MCED”) assays, as well as testing for and the development of gene-therapies in rare hereditary diseases.

However, for many diseases, genetics has had limited impact to date on broad population health or medical management. This is because genes are effectively a blueprint of what physiology could be, not an indicator of current physiological state or the impact of environmental effects. The scientific community is therefore motivated to seek additional sources of molecular information with applicability to conditions where genetics has not provided a solution. Proteins are optimal candidates because they are downstream of genetic effects, operate the causal mechanisms of disease, are the targets of most approved drugs and are sensitive to environmental, lifestyle, drug and disease effects.

The historical proteomics gap

One-at-a-time immunoassays for individual proteins have been central to medical management for years: troponin for heart attacks, chorionic gonadotrophin for pregnancy, renin and aldosterone for blood pressure and kidney function and C-reactive protein for inflammation. As of 2025, we estimate approximately 200 protein tests are FDA-approved with well-defined analytical standards. These tests generally allow incremental changes to be interpreted as clinically meaningful changes in phenotype or condition. While results can be aggregated, measuring more than tens of proteins this way is impractical and expensive, and insufficiently broad to be called proteomics.

On the other end are very highly multiplexed platforms generating many unknown associations with phenotype, but not delivering true Precision Proteomics due to weaknesses in analytical performance.

The market for Precision Proteomics arises in two ways. First, there is need to aggregate known proteins from single-plex assays into multiplexed panels without losing analytical performance, which would enable disease subtyping and pharmacology characterization. Second, there is need to quantify “hits” from highly multiplexed platforms showing novel protein-disease associations and validating that there is causal or consistent association in large studies and different populations. These are candidates for translation to more quantitative platforms as an “exit” strategy from qualitative, expensive highly multiplexed platforms that require skilled operators, have limited availability and have analytical limitations preventing Precision Proteomics in research and regulated applications.

Other approaches to advanced proteomics have addressed expansion of multiplex size but their analytical performance is insufficient in one or more components of Precision Proteomics. They are capable of certain biomarker “hits” and qualitative phenotypic associations for new proteins, but not generally the quantitative fine-level relation of protein to phenotype and will likely miss low abundance but important proteins, which require true Precision Proteomics.

Limitations of existing proteomics technologies

Today, most highly multiplexed proteomics technology platforms have the capability of establishing qualitative correlation between proteins and phenotypes, which aids understanding of protein function and can identify causality. The next increment of value requires correlating protein changes more quantitatively to disease risk, phenotype, severity or outcome. This requires Precision Proteomics.

However, the combination of all analytical qualities required for Precision Proteomics, including sensitivity, specificity, multiplexing, dynamic range and automation has historically been a challenge. Diseases are complicated and heterogeneous, requiring analysis of multiple proteins and pathways. Despite decades of innovation, existing proteomics technologies still face challenges in measuring protein biomarker complexity. Existing proteomic tools do not comprehensively provide all five critical capabilities:

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Inadequate sensitivity. Most proteins in plasma exist at extremely low abundance. Fewer than 20% are actively secreted. The rest appear only through cell turnover, injury or intracellular leakage, making them difficult to detect. As interest in plasma proteomics grows, this sensitivity challenge becomes more pronounced. For example, BD-pTau217, a clinically important but very low abundance marker, is undetectable on most platforms.

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Limited specificity. Because some plasma proteins are over a trillion-fold more abundant than others, even if a targeted reagent has much better affinity for the right but low-abundance protein and binds to only a tiny fraction of the wrong but similar high abundance protein, the dominant signal will arise from the wrong protein. Small changes in protein folding or isoforms and single amino-acid differences are easily missed by affinity reagents. While mass spectrometry succeeds here, and emerging protein sequencing methods may be able to address this problem, specificity remains a concern for other affinity-based approaches, especially as multiplex menus expand and interest extends into more subtle protein variants.

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Challenges of multiplexing. Detecting multiple proteins and discerning protein-network patterns in the same sample is more informative than singletons or small numbers of proteins. However, as multiplex sizes increase, analytical performance generally declines for both affinity-based assays and mass spectrometry.

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Limited dynamic range. Difficulty in quantifying proteins spanning 10 or more orders of magnitude limits the ability to combine multiple assays into a single test. For affinity-based assays, binding reagent affinity alone is insufficient to overcome the abundance of “wrong” proteins. In mass spectrometry, high abundance proteins obscure those at the low end. Multiple sample dilutions or pre-processing solutions increase assay complexity.

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Complex workflow. Precision and batch-to-batch variability is a challenge that is mostly addressed by automation. There is often variability when the same sample is analyzed multiple times on the same instrument. Diagnostic tests used in healthcare or clinical trials typically expect this variation to be less than 10%, which is not routinely achieved by most highly multiplexed platforms or mass spectrometry. Additionally, drift of instrument calibration between batches limits comparability of results between studies for most platforms. However, while many single-plex diagnostic instruments provide full automation, there are no other highly multiplexed approaches that are fully automated.

Our technology

We developed our proprietary NULISA (NUcleic Acid Linked Immuno-Sandwich Assay) technology as the foundation of our Precision Proteomics platform. Unlike conventional approaches that mostly attempt to boost signal, the chemistry underpinning our technology works by also suppressing background noise, which significantly increases the signal-to-noise ratio. Our method leverages a series of purification steps, rather than relying on dilution, which is known to compromise sensitivity and dynamic range, and impair automation. By precisely targeting and removing background noise, we achieve a 10,000-fold improvement in signal-to-noise ratio compared to conventional immunoassays and enable the reliable detection of proteins at attomolar concentrations. This approach is not only conceptually novel but also practically challenging for others to replicate, as it is protected by a robust portfolio of patents and more than five years of accumulated trade secrets.

Today, our NULISA technology can detect and quantify hundreds of protein biomarkers in a single sample from as little as 10 microliters of biofluid. NULISA has the technical capability to expand to detect and quantify thousands of protein biomarkers. With a fully automated workflow and panels that include both low- and high-abundance markers, NULISA empowers scientists to reliably analyze complex samples and unlock new possibilities in early disease detection.

Our NULISA technology utilizes an advanced magnetic bead-based purification method which enables robust and reproducible isolation of antibody-protein immunocomplexes. It detects proteins through the following steps:

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Step 1: Target binding and immunocomplex formation. We incubate the sample (e.g., blood) containing the protein of interest with pairs of antibodies, each conjugated to a unique oligonucleotide (biotinylated oligo and polyA-tailed oligo, respectively) for sequential capture. Each antibody is specific to a different epitope of the target protein. As a result, the antibody-oligo conjugates specifically bind to their respective protein targets present in the sample, forming an immunocomplex.

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Step 2: First oligo-dT capture. After binding, oligo-dT coated paramagnetic beads are added to capture the immunocomplex via the poly-A tail oligonucleotide. This initial bead-based purification enables us to physically separate the specifically bound complexes from the rest of the sample.

•	Step 3: First wash. The first wash removes unbound proteins, excess reagents and other sample components that could contribute to background noise.

•	Step 4: First release. The antibody-protein immunocomplex is then released into a low-salt solution.

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Step 5: Second streptavidin capture and wash. To further enhance purity and specificity, we add streptavidin-coated beads, which capture the immune complex a second time through the biotinylated oligonucleotide and follow with a second wash step. This dual-capture strategy to purify the immunocomplex is unique to our platform and is a key differentiator in our approach to background noise suppression.

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Step 6: Proximity ligation and second release. We introduce bridge oligonucleotides to facilitate the ligation of the antibody-conjugated oligos. This ligation occurs only when both antibodies are bound to the same protein molecule, ensuring high specificity. The ligation event creates a unique DNA template that encodes the presence and identity of the target protein.

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Step 7: Amplification and quantification. For single-plex or low-plex panels, we amplify and quantify the DNA template using qPCR directly onboard our ARGO HT instrument. For high-plex panels, we barcode and pool the DNA templates for offline next-generation sequencing, enabling simultaneous quantification of hundreds of proteins in a single reaction.

Five pillars enabling Precision Proteomics

Our NULISA technology overcomes critical limitations of existing technologies and brings together five key capabilities: ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range and seamless automation. The combination of all five pillars is critical to power Precision Proteomics, which we believe is uniquely enabled by our technology. We believe no other proteomics technology on the market today combines all five pillars needed for Precision Proteomics.

Ultra-high sensitivity. NULISA achieves limits of detection in the attomolar range, enabling the quantification of proteins present at extremely low concentrations and identifying targets that are often missed by other technologies. Importantly, NULISA’s background noise suppression allows us to maintain this exceptional sensitivity even as we scale to high levels of multiplexing, enabling reliable detection across hundreds to thousands of analytes in a single assay. This unique combination of sensitivity and multiplexing empowers early disease detection and supports longitudinal modeling, providing researchers with the ability to track subtle biomarker changes over time and across diverse patient populations.

High specificity. NULISA achieves exceptional specificity through a proprietary four-level specificity control system. First, the assay utilizes pairs of antibodies that must both recognize and bind to distinct epitopes on the target protein, dramatically reducing the likelihood of off-target interactions. Second, NULISA incorporates an immunocomplex purification strategy to remove background noise. Third, NULISA employs oligonucleotide barcodes and proximity ligation, ensuring that only antibody pairs brought into close proximity by binding the same protein can generate a detectable DNA reporter molecule, while unbound or non-specifically bound antibodies are washed away. Fourth, the reporter DNA contains both sample-specific and target-specific barcodes. Sequencing data is processed by matching these barcodes to known valid pairs and removes any signals from incorrect antibody pairs. This multi-tiered approach to specificity is designed to not only ensure that only true binding events are amplified and detected, but also to enable the ability to differentiate splice variants, single amino acid changes and post-translational modifications with high confidence. The power of this specificity is exemplified in NULISA’s capability to measure single amino acid change in our APOE4 assay and post-translational modification in BD-pTau217 assay.

Flexible multiplexing. We designed NULISA to be inherently multiplexed, supporting the simultaneous measurement of up to 6,000 protein targets in a single assay. By using unique oligonucleotide barcodes for each antibody pair, we can discriminate and quantify thousands of proteins and proteoforms, including isoforms, splice variants, and post-translational modifications. This multiplexing capability does not compromise sensitivity or specificity, allowing us to perform broad, hypothesis-free discovery and focused validation within the same platform. This seamless transition from high-plex discovery to targeted analysis enables researchers to conduct translational studies that bridge research and clinical application, accelerating the development and validation of biomarker signatures that may ultimately become clinical assays for disease detection and monitoring.

Broad dynamic range. The dynamic range of our assay spans up to 12 logs, enabling quantification of both low- and high-abundance proteins in a single reaction without the need for sample dilution or manipulation. Unlike competing platforms that rely on multiple sample dilution levels to extend their range, our proprietary process relies on tuning down assay sensitivity for high abundance proteins to generate the same level of signal as low abundance proteins so that they can be measured in a single assay reaction. This wide dynamic range without dilution is critical for capturing the full spectrum of biological variation and disease-relevant biomarkers while simplifying the workflow and maximizing sample utilization.

Seamless automation. Our fully automated ARGO HT System integrates all steps of the NULISA assay into a simple workflow. After less than 30 minutes of hands-on time for sample and reagent loading which requires minimal training, the instrument executes the entire protocol, including binding, washing, ligation, amplification and data analysis. The ARGO HT System supports multiple assay formats and can process up to three plates, each with different panels or protocols. Data analysis is performed via cloud-based or on-premise software, delivering rapid and actionable insights. The modular design of our ARGO HT instrument allows for rapid protocol updates and minimizes downtime, while our fully kitted reagents and consumables streamline the workflow and greatly reduce the potential for user error. This high level of automation directly supports the precision and reproducibility of our platform, with our NULISA technology consistently achieving low coefficients of variability across intra-plate, inter-plate, inter-instrument and inter-site measurements, with median total coefficients of variation below 15 percent. Extensive multi-site and multi-instrument studies have validated the reliability and comparability of our results, ensuring robust, reproducible data across diverse laboratory settings.

We believe our NULISA technology addresses all these key existing limitations to deliver Precision Proteomics, unlocking the full potential of measuring protein biomarker complexity. We are excited about the role Alamar will play in enabling widespread use of protein biomarkers for discovery, translation and potential clinical diagnostics.

Our Attobody technology

In addition to our NULISA technology, we have developed our Attobody technology, which is a novel and proprietary antibody discovery platform designed to generate next-generation affinity reagents with predefined functional and developability characteristics directly from discovery screening, without the need for iterative affinity maturation. The technology integrates a rational design framework with an evolution-driven, high-throughput engineering process to enable the rapid identification of differentiated binding molecules. We believe that our Attobody technology provides several key properties for the creation of differentiated discovery, diagnostic and therapeutic reagents and has been used to develop a number of attobodies that are used in NULISA assays.

Each Attobody is a bi-paratopic construct composed of two heavy-chain antibody variable domains (also known as VHHs, or nanobodies) targeting distinct epitopes on a single antigen and connected by a proprietary peptide-based linker. Through the screening of millions of combinations of nanobodies and linkers in each campaign, the Attobody platform enables the selection of binders that conform to a desired set of precision-design properties, including binding potency, specificity and other biochemical behavior.

Attobodies have two key characteristics:

•	Picomolar-affinity against the target molecule, driven by the synergistic effects of bi-paratopic binding to two distinct epitopes.

•	Intrinsic target specificity, resulting from the requirement for simultaneous co-binding of the individual nanobody domains.

Our Attobody technology offers additional attributes that we believe may be particularly valuable for therapeutic development.

We have completed discovery campaigns against a range of target classes, including cytokines and cell-surface proteins, with each campaign yielding Attobody molecules that met predefined diagnostic or potentially therapeutic characteristics.

License to Attovia Therapeutics. To focus our internal resources on our core research and potential diagnostic markets, while enabling therapeutic development by a dedicated partner, we exclusively licensed the therapeutic rights to the Attobody platform to Attovia Therapeutics. For more information regarding our agreements and transactions with Attovia Therapeutics, see the section titled “Certain relationships and related person transactions—Agreements and transactions with Attovia.”

Our solution

Our platform is a fully integrated and fully automated proteomic analysis solution built around our NULISA technology. It is comprised of proprietary instruments, consumables and analytical software, enabling data analysis for biological insights. The platform was developed to serve the basic discovery to potential clinical diagnostics continuum: from enabling research scientists to seamlessly detect low abundance proteins from multiplex discovery, to characterize their effects in translational research and, ultimately, for the future development of single-plex and multiplex diagnostics.

ARGO HT System

Our current instrument, the ARGO HT System, was launched in January 2024 as an RUO testing platform and is designed to fully automate high-sensitivity and high-plex proteomic analysis. It is an ISO 13485 compliant benchtop instrument, supporting both high-plex discovery and targeted clinical applications using NGS or qPCR detection formats, without compromising sensitivity or specificity.

The system is designed for true walk-away automation, requiring less than 30 minutes of hands-on time, compared to over four hours for other high-plex solutions. Our instrument can complete a full run in under eight hours and, with the addition of an external sequencing step for multiplexing, results are available in under sixteen hours compared to a two-day runtime for current high multiplex platforms.

Scientists and clinicians can process up to 288 samples per run (including controls). Samples are loaded via standard 96-well microtiter plates, and the system can process up to three plates at a time. Reagents are fully kitted and can be loaded onto a carrier with a universal form factor for efficient machine handling. A convenient consumable pack enables the combination of seven items in one loading action. This minimal intervention design is further enhanced with a barcode-controlled protocol that greatly reduces the chance of user error.

Our ARGO HT instrument is currently available for research use only. We plan to complement this current offering with the launch of the ARGO HT/DX system for dedicated clinical analysis. Additionally, to further expand our customer reach, we are exploring the development of another lower-cost instrument targeting researchers at individual laboratory settings.

Consumables

We deliver highly differentiated, disease-focused assays designed for the detection of specific proteins of interest. Our assay menu is developed in close collaboration with leading scientists to address the most pressing needs in biomedical research. Our current offerings focus on key biomarkers in neurology and immunology, with additional panels in development for cardiovascular disease, metabolic disease, oncology and health monitoring.

Our assays are available as single-plex or multiplex panels and include a unique target kit for protein-specific measurement and a universal detection kit for the NULISA protocol. The detection kits are generalizable across different targets but are tailored to the assay readout, enabling seamless sample-to-answer results for single and low-plex qPCR assays, or generating NGS libraries ready for high-plex sequencing applications. We provide all the necessary consumables to run on the ARGO HT System, including optimized buffers and specialized plastic ware. Most reagents come kitted in a lyophilized format to provide additional stability, reduce shipping costs and environmental burden associated with dry ice.

Menu of assays

We offer high-plex panels for targeted discovery research applications, including:

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NULISAseq CNS Disease Panel 120. This panel is uniquely positioned to advance neurodegenerative disease research by simultaneously profiling more than 120 proteins associated with a broad range of neurological disorders. This panel stands out as the only multiplexed assay with the sensitivity to detect critical targets such as brain derived phosphorylated Tau217 (BD-pTau217), a key marker in Alzheimer’s disease and other neurodegenerative conditions. BD-pTau217 detection enables more precise and clinically relevant insights from blood.

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NULISAseq Inflammation Panel 250. This panel is designed to provide the most comprehensive coverage of inflammatory pathways and enables researchers to decode complex inflammatory processes across a range of diseases including infectious disease, immunology, autoimmunity, allergy and asthma, immuno-oncology, respiratory disease and chronic obstructive pulmonary disease. To further expand its utility, the NULISAseq Inflammation Panel AQ offers the largest protein panel with absolute quantitation with approximately 95% quantifiability in plasma samples, empowering clinical cohorts to compare biomarker levels over time and across studies with confidence.

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NULISAseq Mouse Panel 120. This is the broadest multiplexed protein panel available for mouse models. It covers essential pathways involved in inflammation, neurodegeneration and oncogenesis, facilitating robust translation between preclinical and clinical studies and supporting the development of new therapeutic strategies.

We also offer low-plex and custom panels for translational and clinical research applications, including:

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NULISAqpcr Single-Plex Assays. Our single plex assays provide precise quantification of key individual biomarkers, even at extremely low concentrations of biofluid samples, making them ideal for research and potential clinical applications. For example, our Brain-Derived phosphorylated Tau 217 (BD-pTau217) test detects a highly specific marker for Alzheimer’s disease and related tauopathies, reflecting pathological changes that occur in the brain. Historically, detecting BD-pTau in blood has been exceptionally challenging due to its low abundance and co-detection of peripheral pTau, which can increase noise. Our proprietary assay delivers high sensitivity and specificity, along with a broad dynamic range, ensuring reliable and accurate measurement of BD-pTau217 in non-invasive samples such as blood. Additional single-plex assays include Neurofilament light (“NfL”), a marker for diagnosing and tracking the progression of neurodegeneration; Glial fibrillary acidic protein (“GFAP”), which indicates astrocyte response in neurodegenerative conditions; and Interleukin-1 beta, a very low abundance but key marker for various inflammatory diseases. These breakthrough assays are opening new possibilities for early diagnosis, disease monitoring and therapeutic development in areas with high unmet medical need.

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NULISAqpcr Alzheimer’s Disease 5plex. This panel enables the multiplexed analysis of five critical biomarkers, BD-pTau217, NfL, Abeta42, GFAP and APOE4, within a single and automated assay. This provides scientists with a cost-effective and sample-efficient method for clinical research, allowing simultaneous measurement of multiple critical biomarkers associated with Alzheimer’s disease and related disorders.

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Custom Assay Development Kit. Our custom kits offer researchers the flexibility to create targeted biomarker assays with the same performance as our standard NULISA assays. This kit empowers users to develop and validate custom immunoassays for their specific biomarkers of interest, supporting a seamless transition from discovery to clinical validation. Such use can expand our ecosystem and establish Alamar as the partner of choice for proteomic research and, potentially, targeted clinical assay innovation.

Software

Data analysis and software capabilities are integral to our platform, by enabling users to move efficiently from experimental setup to actionable biological insights. Our proprietary software controls the instrument, manages protocol execution and provides users with comprehensive data analysis, converting raw assay signals into quantitative concentrations for each protein target.

With the ARGO HT System, researchers begin by using integrated software, which is designed to be compliant with the FDA’s regulations governing electronic record requirements (21 CFR part 11), for seamless experiment design and instrument operation. As data is acquired, our cloud-based and on-premise analytical tools automatically handle normalization, quality control and conversion of raw signals into precise quantitative results, even for high-plex assays involving hundreds or thousands of analytes. Built-in visualization and customizable analytics allow users to interpret and share results easily, while open-source packages support advanced analyses and integration with multi-omics datasets. This comprehensive and intuitive software environment ensures data integrity and reproducibility, empowering researchers to accelerate biomarker discovery and translate findings from basic discovery to potential clinical diagnostics.

Services

Our services are anchored by our Technology Access Program (“TAP”), which introduces new and prospective customers to our platform and provides access to our latest innovations. TAP is a white-glove offering in which our scientists collaborate closely with customers to design experiments, run samples, and perform primary data analysis. This support ensures an exceptional first-time experience with our platform and enables rapid data turnaround, highlighting the platform’s ease and efficiency of data generation. Through TAP, we also work closely with biopharmaceutical companies and other customers to develop custom assays aligned with emerging research priorities and therapeutic areas, generating valuable insights into relevant biomarkers and disease mechanisms. The program also supports early product testing and beta evaluations, allowing customers to assess new panels and assays prior to commercial availability. For standard products, we connect customers with our growing network of service providers and contract research organizations. In addition to TAP, each instrument is supported by a comprehensive suite of service packages—including installation, training, technical support, and warranty options—to ensure optimal performance and long-term customer satisfaction.

Our market opportunity

Proteomics is a large and expanding market that is estimated to be up to $50 billion for 2025 across discovery and translational research and clinical diagnostics. We estimate this market will grow to $80 billion by 2035, representing a ten-year CAGR of approximately 5%. This growth will be driven by the translation of biomarkers into clinical assays that enable improved diagnosis, prognosis, and early disease detection. The research and clinical markets are deeply interconnected whereby research and translational applications unlock potential clinical diagnostics, and the availability of proteomic diagnostic tests fuels further research to discover additional biomarkers for future clinical use.

Advanced proteomics is the fastest-growing segment of this market, powered by next-generation tools that enable multiplex protein detection and ultra-sensitive measurement. The advanced proteomics market that we address is estimated to be up to $3.5 billion today in 2025 and we estimate it will grow to $19 billion by 2035, primarily driven by expansion of clinical diagnostic applications, representing a ten-year CAGR of approximately 18%. We believe Precision Proteomics will be a key driver of this rapid expansion. Because it requires the combination of ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range, and seamless automation, we are uniquely positioned to unlock this market and capture a significant portion of its expansion.

Four emerging healthcare “megatrends” are accelerating the need for precision proteomic tools, fueling robust growth in the advanced proteomics market over the next decade. These trends include: “protein liquid biopsy” sampling, immune monitoring, chronic disease precision medicine, and early disease intervention. Additionally, disease heterogeneity underscores the need for precision medicine and Precision Proteomics, similarly, requiring sensitivity and multiplex capabilities.

Discovery and translational research

The current proteomics market for discovery and translational research is estimated to be up to approximately $25 billion, up to $3 billion of which represents the advanced proteomics segment. Today, this market is split evenly between academic and biopharmaceutical customers, with the United States accounting for approximately 50% of global demand. We estimate the advanced proteomics research market will reach up to approximately $9 billion by 2035, representing a ten-year CAGR of approximately 11%.

Discovery and translational research aim to identify and quantify protein biomarkers that may accelerate drug development, inform clinical trials and enable diagnostic innovations. As researchers move beyond genomics to gain deeper functional insights, proteomics represents the next frontier in life sciences. Large-scale population studies, such as UK Biobank, have stimulated interest in broader cohort studies and downstream characterization, driving the identification and quantification of novel proteins. These types of discovery projects, often supported by government funding or grants, tend to be episodic. We believe applying AI to large proteomic datasets, will lead researchers to identify smaller, causally-enriched protein panels of proteins and/or with the largest effect-sizes. We can then translate these onto our platform to deliver improved performance, scalability and cost efficiency. Ultimately, we expect these panels can serve as surrogate endpoints in clinical trials and be adopted in healthcare settings if successfully developed and authorized for such use. Translational research applications typically require higher analytical performance and can generate repeated opportunities when customers return for follow-up studies or additional panels.

We expect growth for the advanced proteomics research market to be fueled by multi-omic discovery programs and increasing demand for mid- to high-plex solutions, scaling translational applications, including clinical trials and large patient cohorts, and content expansion, encompassing new therapeutic areas, species-specific studies and customization, panels.

Clinical diagnostics

The current proteomics market for clinical diagnostics is estimated to be approximately $25 billion, with up to $500 million representing the advanced proteomics segment. Clinical diagnostics focuses on the identifying and quantifying protein biomarkers in human samples to screen, diagnose and monitor disease. Because clinical diagnostic tests are run by labs routinely, these applications often create run-rate opportunities due to their ongoing and repetitive nature. We believe there is significant opportunity for Precision Proteomics in the clinical diagnostics market over the coming decade, and we estimate the advanced proteomics clinical diagnostics market will reach up to approximately $10 billion by 2035, representing a ten-year CAGR of approximately 35%.

Protein-based diagnostics have historically relied on traditional immunoassays, which remain the largest segment of the clinical diagnostics market. Today, a rich landscape of clinically significant protein biomarkers, with prognostic or diagnostic value, exists across many heterogeneous disease areas including autoimmune disorders, cardiology, neurology, metabolic diseases, and oncology. However, many traditional immunoassays lack the sensitivity to detect low-abundant markers and the multiplexing capability needed to measure multiple biomarkers for more precise disease characterization.

Precision Proteomics addresses the sensitivity and plex constraints of traditional immunoassays. We believe our Precision Proteomics platform provides the sensitivity and multiplex capabilities required to effectively drive outcomes across screening, diagnosis, prognosis, therapy guidance, therapy monitoring, and MRD/active surveillance if successfully developed and authorized for such uses. We expect future growth the advanced proteomics clinical diagnostics market will include demands for enhanced sensitivity and multiplexing capabilities, specifically with respect to:

•	the shift towards early-disease intervention and precision medicine for chronic diseases;

•	expansion of high-sensitivity approaches within and beyond neurology, into disease areas including oncology, cardio-metabolic diseases and autoimmune diseases;

•	continued uptake of non-invasive biofluid sample types, such as blood, urine, and dried blood spots; and

•	expansion into large patient populations requiring multiplex panels (e.g., MCED, cardiovascular risk).

Neurodegenerative diseases

Neurodegenerative diseases highlight a critical opportunity for Precision Proteomics in clinical diagnostics. These conditions pose significant challenges for therapeutic development due to their heterogeneity, multiple pathological mechanisms, and narrow therapeutic windows where interventions remain effective. Disease progression occurs in distinct stages, with therapeutic efficacy declining as neurodegeneration advances. This creates an urgent need for precision diagnostics that can accurately identify disease subtypes, stage progression, and select patients most likely to respond to specific therapies.

Alzheimer’s disease exemplifies these challenges. As of January 2025, more than 180 active clinical trials were testing over 130 novel drugs targeting mechanisms such as amyloid, tau, neuroinflammation, and synaptic dysfunction. Biomarkers now serve as primary endpoints in 27% of active trials, underscoring the importance of molecular profiling for patient selection and treatment monitoring. Clinical evidence further demonstrates the importance of accurate staging: donanemab slowed cognitive decline by 35% overall, but patients treated at early stages experienced up to 60% slowing. These findings underscore that disease-modifying therapies are most effective during specific disease stages, making precise staging and patient stratification essential.

The Alzheimer’s disease market is expected to be one of the fastest growing segments of the clinical diagnostics marker over the next decade, driven by an aging population, shifts toward earlier and non-invasive diagnostics, and these recent breakthroughs in disease-modifying therapies. High-sensitivity protein panels and multi-analyte assays will be central to earlier and more accurate detection of various neurodegenerative processes.

The need for precision diagnostics extends beyond Alzheimer’s disease to other neurodegenerative conditions such as, Parkinson’s disease, amyotrophic lateral sclerosis, and frontotemporal dementia. These disorders share common challenges: significant disease heterogeneity, multiple pathological subtypes, and narrow therapeutic windows where interventions remain effective. As therapeutic development accelerates, with hundreds of clinical trials requiring sophisticated patient selection and monitoring, Precision Proteomics will be essential for advancing research and improving clinical care.

We believe our Precision Proteomics platform is uniquely positioned to lead this transformation. By enabling the development of high-performance biomarker panels for clinical trials and, ultimately, population-level screening, we believe our technology can set the standard for precision diagnostics in neurodegenerative disease. With Alzheimer’s disease established as our beachhead market, we are well-positioned to lead the market in other neurodegenerative diseases.

Future market expansion opportunities

As adoption accelerates in our core markets, our validated Precision Proteomics platform positions us to unlock new applications and adjacent opportunities. One such area is health monitoring, a rapidly growing market fueled by global demographic shifts and the rising demand for preventative care. Advances in proteomics and digital health now make it possible to track biological aging and chronic disease progression longitudinally, creating new opportunities across diagnostics, therapeutics, and wellness. With aging increasingly recognized as a modifiable biological process, we believe high sensitivity, multiplexed protein assays will be critical for early detection, prevention, and real-time monitoring. These capabilities will not only drive meaningful clinical impact but also unlock significant commercial potential.

Our competitive strengths

Our growth is fueled by a set of key competitive strengths that position us to accelerate the field of proteomics and establish ourselves as the industry gold standard. Our competitive strengths include:

Uniquely combining five pillars to enable Precision Proteomics. We believe our proprietary NULISA technology stands apart through the unique combination of five core technical pillars: ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range and seamless automation. All five pillars are critical to power Precision Proteomics, which we believe is uniquely enabled by our technology. This technological leadership is further secured by a strong portfolio of patents and years of proprietary know-how and trade secrets.

Integrated platform enables broad and scalable adoption. Our integrated, user-friendly Precision Proteomics platform democratizes advanced proteomics by delivering a complete ecosystem of instruments, consumables and software. Unlike centralized models that rely on specialized technicians, our technology enables both major research centers and smaller labs to independently run high quality proteomic analyses. Preconfigured panels with highly informative content, combined with automated workflows and intuitive analysis software, allow users to rapidly generate and interpret robust datasets across diverse research and potential clinical environments. Our goal is to set the gold standard in proteomics by removing barriers and expanding access to precision protein analysis for the entire scientific community.

Broad application across the discovery-to-diagnostics continuum. Our Precision Proteomics platform is designed to support the full biomarker continuum, from basic discovery to potential clinical diagnostics. The ARGO HT System enables researchers to move seamlessly from high-plex discovery to highly specific, clinical grade assays on the same platform. This integrated workflow supports targeted discovery in areas such as neurology, allows creation of large disease relevant panels, and streamlines translation into diagnostic tests.

Content fueled by innovative research and deep community partnership. A core strength of our platform is the expertly curated content of our NULISAseq panels, developed through a combination of deep internal expertise and close collaboration with the scientific community. By integrating real world feedback from customers and field experts, we ensure our panels, particularly in neurology and immunology, remain scientifically robust and aligned with evolving research and clinical needs. Our technology enables precise detection of critical proteoforms, such as BD-pTau, supporting deeper disease understanding and improved diagnostics. This approach allows us to deliver highly informative, actionable panels that address clear unmet market needs.

Rapid scientific validation of our superior product performance. A rapidly growing body of independent, peer-reviewed publications and preprints validates the performance of our platform. Since launch, our technology has been featured in more than 100 scientific publications, including leading journals such as Cell, Nature, Nature Communications, Brain, Blood and Alzheimer’s and Dementia. These studies span diverse research areas and showcase the use of our platform to identify novel biomarkers and disease mechanisms, characterize disease heterogeneity, and uncover predictive signatures of disease and treatment response. This breadth of evidence highlights the reliability, impact, and scientific rigor of our technology.

Experienced leadership with a proven track record. At Alamar, one of our key strengths lies in our people. Our seasoned executive team brings together deep expertise across all critical domains. This expertise is anchored by our founder, Dr. Yuling Luo, a serial entrepreneur and innovator with a proven track record in the life sciences industry. Before founding Alamar, Dr. Luo was the founder and CEO of Advanced Cell Diagnostics, where he pioneered the RNAscope technology and led the company through rapid growth and a successful acquisition by Bio-Techne. Dr. Shiping “Steve” Chen, our Chief Operating Officer, has partnered closely with Dr. Luo in building multiple successful companies. Dr. Xiao-Jun Ma, our Chief Technology Officer, has a strong track record of creating clinical tests that meet rigorous standards, including those within NCCN guidelines. Dr. Luo, Dr. Chen and Dr. Ma bring direct experience from Advanced Cell Diagnostics, where they together developed expertise in background noise suppression capabilities that are foundational to Alamar’s technology. This core team is complemented by seasoned professionals in R&D, operations, manufacturing, legal, sales, marketing, customer success, and finance. Together, this experienced, multidisciplinary team enables Alamar to identify high-impact opportunities and deliver innovative solutions that are shaping the future of proteomics.

Our growth strategy

We plan to systematically develop the market and expand our customer base to realize our mission of powering the next wave of Precision Proteomics and enabling the earliest detection of disease.

Our growth strategy focuses on five key priorities:

•

Grow installed base and establish market leadership in proteomics. We plan to expand the ARGO HT installed base across academia and biopharmaceutical companies to drive both new site acquisition and deeper penetration within existing institutions. We will continue to build momentum in neurodegenerative disease, using Alzheimer’s as our entry point and continue to expand into adjacent neurodegenerative diseases, immunology, and other high value markets. In parallel, we are broadening our global reach with direct presence in North America, Europe and China, and distributor partnerships in Australia, portions of Eastern Europe, India, Japan, Singapore and South Korea.

•

Increase utilization through novel content expansion. We intend to launch disease targeted panels and accelerate their translation into clinical applications. New community driven panels across key therapeutic areas (including neurology, immunology, cardiovascular disease, metabolic disease, oncology, and health monitoring) will drive new system placements, increase utilization, and expand reagent pull-through. We believe continuous innovation in panel content will strengthen our competitive differentiation and reinforce our position as a best-in-class solution. We plan to continue partnering with leading KOLs to embed real world insights into panel development and to showcase our Precision Proteomics platform in high impact publications and major industry forums to amplify awareness and accelerate adoption.

•

Accelerate diagnostic enablement strategy and drive clinical LDT and IVD adoption. We are accelerating our diagnostics enablement strategy by developing a dual-mode ARGO HT/DX system that is designed to support both RUO/LDT assays and IVD tests. We intend to submit our instrument and an initial diagnostic assay for FDA clearance which, if granted, will position the platform for rapid uptake across clinical labs and diagnostic developers. Our -single-plex and -low-plex NULISA panels and custom assay kits expand use in clinical trials and support companion diagnostic partnerships.

•

Broaden access for emerging and smaller labs. We are broadening access to our Precision Proteomics platform beyond large academic medical centers and biopharmaceutical companies into smaller research institutions will increase our instrument unit opportunity. By offering lower cost, lower throughput systems, we expect to be able to reach early-stage researchers and smaller research labs. We believe this strategy will expand our global instrument footprint and drive broader adoption across diverse research environments.

•

Create an ecosystem for proteomics. Our objective is to build a proteomics ecosystem that enables customers to develop and commercialize proprietary assets. Through community-driven panels and custom assay development kits, we aim to create a network effect fueled by exceptional user experience and high-impact scientific publications.

Commercial

We launched our platform in January 2024 and have already experienced rapid adoption with more than 300 customers across 25 countries and a cumulative installed base of over 100 instruments as of December 31, 2025.

Sales and marketing

Using a razor/razor blade business model, we generate revenue primarily from sales of our ARGO HT instruments and associated consumables and services. Our commercial organization includes direct sales agents, marketing and commercial specialists. We sell our products through our direct sales channels in North America, Europe and China and have established distribution agreements in Australia, portions of Eastern Europe, India, Japan, Singapore and South Korea.

As of December 31, 2025, our 25-person direct sales team included field sales agents, business development specialists focused on specific market segments and inside sales agents. The sales team is complemented by customer success specialists. Expanding our commercial team and strengthening our sales, support and marketing capabilities are key priorities, and we expect to allocate significant investment here in future years as revenues increase. We believe our industry-leading sales efficiency is driven by the well-recognized unmet market need for our Precision Proteomics platform, particularly in areas where sensitivity and multiplexing are key. We have further driven market education through direct sales calls, trade shows, seminars, academic conferences, web presence, social media and other forms of internet marketing. We also provide education and training resources, both online and in person.

Our initial launch strategy was focused on establishing beachhead markets in neurology and immunology where the critical protein biomarkers are well established and require the highest level of sensitivity and precision to be measured accurately. In these markets, we have established our platform as the best-in-class solution and seen rapid adoption due to the clear unmet need for ultra-high sensitivity, high specificity and multiplexing.

We began offering early access to our NULISA assays in 2023 through TAP, allowing researchers access to the technology for sample processing and analysis on a fee-for-service basis. With the initiation of TAP, we targeted KOLs within leading academic centers and biopharmaceutical companies and conducted projects to demonstrate NULISA performance in key applications versus competitive offerings. Data generated through TAP projects consistently demonstrated our platform’s superior capabilities, measuring known biomarkers and identifying important new biological insights. The strength of TAP data, and the resulting KOL endorsements, accelerated adoption of our platform following broad commercial launch in January 2024.

While TAP served as an initial revenue driver and data engine for high impact publications, the majority of revenue now comes from consumable kits and ARGO HT instrument sales. Within services, TAP continues to drive new customer acquisition by offering white-glove support and rapid data turnaround for custom assays, providing an exceptional first-time Alamar customer experience. We have seen significant success in both repeat TAP customers and converting TAP customers into new ARGO HT System purchases. TAP is currently the largest portion of our services revenue, which also consists of revenue from instrument service and maintenance contracts purchased by customers to extend the one-year limited warranty for the instrument.

Our commercialization strategy

Our commercialization strategy is focused on driving adoption in targeted discovery and translational markets while establishing a foundation for clinical diagnostics through internal innovation and external partnerships. As the clinical importance of specific low-abundant proteins in blood grows, we expect to build a portfolio of differentiated assay content while continuing to expand the breadth of our content to address the discovery market.

We are executing this strategy in four phases:

In the first phase, we will capitalize on the success of our existing life-sciences discovery and translational research market with the existing neurology, immunology and mouse panels where our technology’s ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range and seamless automation workflow capabilities are setting a new standard for protein analysis. We will expand into new markets with differentiated high-plex panels to address additional opportunities in cardiovascular and metabolic diseases as well as panels for oncology and health monitoring. We will also evaluate novel panels such as drug safety, drug mechanism, FDA-authorized protein-based assays and known causal proteins from genetic analysis. Additionally, as large datasets having measured thousands of proteins in tens of thousands of people emerge in the near future, a new set of biomarker “hits” will become public and therefore evaluable for importance and causality to add to existing panels and/or to create new panels.

In the second phase, we will drive our technology downstream into translational and clinical research with single and low-plex assays, and enable custom plex assays that address key areas of unmet needs in drug development and clinical trials.

In the third phase, we will become the partner of choice for diagnostic development with the launch of our dual mode ARGO HT/DX platform for use in the development of LDTs and/or FDA approved IVD assays. The objective is to become the central platform for an ecosystem where researchers and commercial entities can move their discoveries onto a regulated and globally distributed delivery system.

In the fourth phase, we will develop high-plex panels to interrogate the portion of the plasma proteome where low abundant proteins and proteoforms have not been detected or quantified by traditional high-plex technologies.

Our customers

We have established ourselves as a trusted partner and our reputation is built on our commitment to understanding and solving our customers’ evolving needs. Our customers include leading global research / academic institutions, biopharmaceutical companies, CROs and service labs focused on life sciences research and clinical testing. The discovery market is driven in part by large cohort studies collected within academic institutions with large scale testing funded by the biopharmaceutical industry, philanthropic foundations and governments. The translational market is largely served by biopharmaceutical companies running clinical trials in collaboration with CROs. We expect our customer base to expand quickly as we move into the clinical and health monitoring markets with new customers including hospital labs and reference labs offering clinical testing and LDTs as well as direct-to-consumer (“DTC”) companies.

KOL relationships

Our KOL relationships play an important role in advancing our business. We are pursuing a deliberate strategy to cultivate deep, collaborative relationships with preeminent researchers across neurology, immunology and related fields. To meet the evolving needs of the research and clinical communities, we partner closely to generate new insights which are integrated directly into further development of our best-in-class content. We are actively engaged with customers and KOLs to introduce new community-driven panels and expand into new market segments including cardiovascular disease, metabolic disease, oncology and health monitoring. We are also partnering with KOLs to develop single and low-plex assays in key disease areas to accelerate the translation to clinical applications.

Awareness of our products has been greatly accelerated by advocacy within our KOL network.

Commercial collaborations

Our commercial collaborations with renowned research foundations and consortia has solidified our reputation as a leading proteomics platform. These partnerships enable large studies to accelerate novel biomarker discovery and improve our understanding, diagnosis and treatment of neurodegenerative diseases and development of our IVD platform that we intend to submit for FDA clearance. We have established collaborations with foundations worth multi-million of dollars combined, as described below.

•

Alzheimer’s Drug Discovery Foundation (“ADDF’s”) Diagnostics Accelerator made their biggest single investment of $10 million in Alamar to accelerate the development of the ARGO HT/DX platform. This strategic funding not only supports technology advancement but also enables the scaling of ARGO DX’s infrastructure to support global research collaborations and clinical projects. ADDF’s partnership brings both financial resources and expert guidance to expand the platform’s reach in neurodegenerative disease research.

•

Michael J. Fox Foundation for Parkinson’s Research (“MJFF”) is collaborating with Alamar and investing in our commercial platform, including funding multiple projects, to develop new ultra-sensitive biomarker assays for Parkinson’s disease, and their targets of interest have been incorporated into our multiplex panels and applied to large cohorts to discover new signatures. This collaboration has facilitated the validation of novel biomarkers, enhancing early diagnosis and patient stratification. Moreover, MJFF’s involvement ensures that the developed assays align with clinical needs and the latest scientific priorities in Parkinson’s research.

•

German Center for Neurodegenerative Diseases (“DZNE”) is running 23,000 samples from the Rhineland study to study neurological diseases of aging and will utilize both the CNS Disease Panel and the Inflammation panel. This partnership allows comprehensive profiling of aging populations, yielding data that can inform both population health and precision medicine approaches. DZNE’s use of the panels also supports benchmarking and validation across other international aging studies.

•

Global Neurodegeneration Proteomics Consortium (“GNPC”) is generating the largest set of proteomics data in neurodegenerative disease collected to date with plans to characterize roughly 40,000 plasma samples using the NULISA CNS Disease and Inflammation panels. Funded in part by Gates Ventures and the Alzheimer’s Disease Data Initiative, this partnership will also fund the set-up of high throughput ARGO HT facilities in India, Sweden, the UK and the US and establish a global NULISA consortium to fund large scale projects in the future. Through this initiative, GNPC aims to set new standards for data sharing and reproducibility in the field, fostering open science principles. The consortium’s efforts will enable meta-analyses and cross-study comparisons with the aim of identifying better biomarkers for patient diagnosis and treatment.

Publications and data

There is a growing body of peer-reviewed publications and pre-prints from independent studies demonstrating scientific validation of our platform. Since commercial launch, the robust performance of our platform is evidenced in over 100 scientific publications. Many of these studies have appeared in high impact journals including Cell, Nature, Nature Communications, Brain, Blood and Alzheimer’s and Dementia. These publications span a wide range of research and applied areas including neurology, immunology, and oncology. Many of these publications demonstrate the use of our products to discover novel biomarkers and disease mechanisms, dissect disease heterogeneity and identify predictive signatures of disease and therapeutic outcomes. We believe the breadth and depth of this scientific validation underscore the impact and reliability of our technology.

>100

Publications Since Commercial Launch

Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025
Q4 2025

Source: Chart of cumulative customer publications and pre-prints

Competition

The proteomics market is characterized by intense competition and rapid innovation. A number of companies, spanning both established organizations and emerging ventures, are engaged in the development, manufacturing and marketing of products for applications in proteomic analysis and protein detection from biofluids. To our knowledge, no single proteomics technology has addressed the entire customer journey from discovery to diagnostics given the performance trade-offs of sensitivity, specificity, multiplexing, dynamic range, and automation. We believe that NULISA represents the only platform with both high sensitivity and flexible multiplexing, which are critical to measuring the proteome, and is also the only platform that offers Precision Proteomics from single plex to 100’s of plex without compromise in performance analytics, which for the first time enables customers to go from discovery to clinical implementation with a single technology. Coupled with our fully automated ARGO instrument, this is a unique solution in the proteomics market.

Our current primary competitors across translational research include Olink (Thermo Fisher) and Quanterix, among others offering high-sensitivity immunoassays, multiplex affinity-based assays and non-affinity mass spectrometry. Many of these companies either offer high sensitivity with low-plex or low sensitivity with high plex. However, both high sensitivity and high plex are required to measure critical protein biomarkers. In the future, we expect we will also compete through our diagnostics enablement strategy in the clinical diagnostics space as we continue to expand into low-plex and custom assay formats and offer next-generation instruments to enable clinical applications.

Several of these competitors possess significantly greater resources than our organization (including larger research and development teams, and more extensive marketing, service, distribution and sales operations), and have more brand recognition, more significant intellectual property portfolios, and larger scale manufacturing capabilities. However, we believe we are significantly differentiated from our competitors for many reasons, including the limitations of traditional protein analysis technologies that often result in trade-offs among sensitivity, specificity, multiplexing, dynamic range and automation. As a result, customers currently must rely on purchasing technologies from different providers to address varied needs rather than using an all-in-one solution like our platform. In addition, current high-plex discovery platforms lack a clear and predictable path towards translation and clinical diagnostics without switching to a different translational and clinical diagnostic platform. Further, many of these platforms rely on complex, labor-intensive workflows that limit automation and create challenges with scalability.

Our commercial prospects may be diminished should competitors introduce products or services that demonstrate superior performance, enhanced convenience or improved cost-effectiveness relative to our offerings. Nonetheless, we consider our proprietary platform to be fundamentally differentiated, as we are uniquely positioned to deliver across all technical criteria essential for converting proteomic discoveries into clinical biomarker assays. These include ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range and seamless automation.

Research and development

Our technology is purpose-built to offer ultra-high sensitivity, high specificity, flexible multiplexing, broad dynamic range, and seamless automation with platform applications across the entire biomarker continuum. At the core of our success is a world-class team with deep expertise in assay development, robotics, chemistry, engineering and product manufacturing, enabling us to create a platform that is highly differentiated and positioned to capture significant market share. Our overarching goal is to enable the earliest detection of disease through Precision Proteomics and empower researchers and clinicians with actionable insights that drive better outcomes. To achieve this, we are committed to the continuous improvement of our technology and platform and broadening the scope of its applications. Our research and development efforts are guided by active engagement with KOLs, customers and the broader research community, ensuring that our innovation pipeline remains responsive to emerging scientific and clinical needs. As a result, we are focused on enhancing our technology, instrumentation, consumables and software to serve a diverse customer base and address the full spectrum of biomarker discovery, translational research, and clinical diagnostics. To this end, we plan to focus our research and development efforts in the following areas:

NULISA technology. NULISA achieves unprecedented sensitivity through proprietary mechanisms of assay background noise suppression, enabling the reliable detection of low-abundance proteins in complex biofluids. We plan to continue enhancing our background noise suppression capabilities to further improve assay sensitivity, specificity and dynamic range. Further, our research and development will also focus on developing flexible multiplexing capabilities enabling variable content to support the growing demand in translational research.

NULISA assay menu expansion. By integrating input from KOLs, customers and the latest scientific literature, we have developed our first-in-class CNS Disease Panel 120 for Alzheimer’s disease and related neurodegenerative diseases, as well as our best-in-class Inflammation Panel 250 for inflammation. We will continue this approach to build new targeted multiplex panels for additional disease and research areas, such as cardiovascular disease, metabolic disease and oncology. Additionally, we aim to rapidly expand our coverage of the human proteome to enable the interrogation of low abundance proteome. Leveraging the flexibility and scalability of our platform, we will also develop assays dedicated to specific applications, such as a biological aging panel for large-scale population health monitoring research. For the diagnostic market, we are developing a portfolio of diagnostic-grade assays in various formats, including single-plex and low-multiplex, to support clinical trials of new therapies and precision diagnostics. We intend to work closely with diagnostic partners to develop FDA-cleared IVDs for high-value diagnostic tests, further expanding the reach and impact of our platform.

ARGO for clinical diagnostics. For the clinical market, and with support from the ADDF’s Diagnostics Accelerator, we are evolving our current RUO platform into a diagnostic platform that we plan to take through FDA regulatory clearance. This will provide a direct path for translating biomarker discoveries into clinical applications and enable clinical implementation by third-party developers and providers. We are committed to maintaining the highest regulatory and quality standards, including ISO 13485 certification, as we expand into clinical diagnostics.

ARGO democratization. To further expand access to Precision Proteomics, we are developing an integrated and low-cost instrumentation system for individual labs and small institutions to routinely run NULISA assays and benefit from fully automated, sample-to-result workflows. By lowering barriers to adoption, we aim to foster a broader ecosystem of users and accelerate the pace of biomarker analysis.

NULISA data analysis software. Our NULISA analysis software offers a user-friendly web application with comprehensive statistical methods and data visualization tools for quality control, exploration and analysis of NULISA data. For advanced users, we provide open-source software to further extend functionality and support custom analyses. We are continuously enhancing our software offerings, integrating advanced machine learning algorithms and generative AI models to enable deeper biological insights from increasingly large NULISA datasets. Additionally, we are collaborating with public databases such as the Alzheimer’s Disease Data Initiative to enable integrated, multi-omics analysis and support broader scientific discovery.

We are committed to remaining nimble and responsive to changes in the market, ensuring that our innovation pipeline and product offerings continue to meet the evolving needs of our customers and the broader scientific community. To support this commitment, beyond our core research and development focus areas, we intend to pursue both internal development and strategic acquisitions of new technologies that complement or enhance our existing portfolio. For the years ended December 31, 2024 and 2025, our research and development costs were $39.2 million and $     million, respectively. As of December 31, 2025, we employed 99 employees in research and development. Looking forward, we will continue to invest in efforts to support the ongoing development of our instruments, consumables and software, as well as enhance the overall performance of our solutions.

Suppliers and manufacturing

Our manufacturing and supply chain operations are responsible for sourcing the antibodies and other reagents and components that we use in our immunoassay kit products, as well as certain modules and components used in our ARGO HT System.

The majority of the antibodies we use in our NULISA assay are sourced from carefully evaluated and approved third-party suppliers. These antibody manufacturing operations include supplier qualification, incoming quality control, inventory management and integration of third-party materials into our assay development and production workflows. We require high-quality antibodies to develop and manufacture our products. Currently, the majority of antibodies we use are supplied to us by a single supplier, with which we have entered into a formal supplier agreement that includes supply continuity provisions. Each antibody we utilize is unique and therefore cannot be sourced from other suppliers in identical forms. However, alternative antibodies from other vendors may be available that bind to the same protein targets of interest, though they would differ in sequence, structure and performance characteristics.

All of our consumable kit products are manufactured in-house at our facilities in Fremont, California. These manufacturing operations include antibody conjugation, reagent formulation, lyophilization, vial and primer-plate filling, kit assembly and packaging, equipment calibration and maintenance, and analytical and functional quality control testing. We achieved ISO 13485:2016 certification in 2024, which covers the design and manufacture of medical and laboratory instruments and associated reagents.

We obtain other components of our consumable kit products from third-party suppliers. While some of these components are sourced from single suppliers, we have qualified second sources for most, but not all our critical components and reagents. We believe that having dual sources for our components helps reduce the risk of a production delay caused by a disruption in the supply of a critical component. For further discussion of the risks relating to our third-party suppliers, see the section titled “Risk factors—Risks related to our business and industry—We are dependent on single source and sole source suppliers for some of the equipment, components and materials used in our products and in conjunction with our products, and the loss of any of these suppliers could harm our business.”

We currently outsource manufacturing for our ARGO HT instrument to a qualified contract manufacturer that has represented to us that it maintains ISO 9001 and ISO 13485 certifications. We have also established a relationship with a second contract manufacturer with ISO 13485 certification for the development and production of our prototype ARGO HT/DX system.

Government regulation

FDA regulation of research use only in vitro diagnostic products

Our products are labeled as research use only (“RUO”) and are not intended for clinical diagnostic use. RUO products are in vitro diagnostic (“IVD”) products regulated by the FDA as medical devices and are used exclusively for research. RUO products are not intended for clinical diagnostic use and therefore their use is not subject to the FDA’s investigational device exemption requirements. Although medical devices are subject to stringent FDA oversight, RUO products are exempt from compliance with most FDA requirements, including premarket review and marketing authorization, manufacturing requirements and others. A product labeled as RUO but which is actually intended for clinical diagnostic use, however, is adulterated and misbranded under the Federal Food, Drug, and Cosmetic Act (“FDC Act”), and subject to FDA enforcement action. The FDA has indicated that when determining the intended use of a product, including RUO products, the FDA will consider any relevant evidence, and will consider the totality of the circumstances surrounding distribution and use of the product, including how and to whom the product is marketed. The FDA may proceed with enforcement action for improperly marketed or otherwise violative products that, among other things, could require a company to cease marketing any commercially marketed RUO products until marketing authorization is obtained.

FDA regulation of medical devices

We are developing products that are intended for clinical diagnostic uses, and such products will be regulated by the FDA as medical devices. In the United States, before a medical device can be marketed, or a new use of, or a significant modification to an existing medical device that is not exempt from premarket review requirements or is not subject to an established FDA enforcement discretion policy can be marketed, the product must first receive marketing authorization for the product from FDA either through clearance of a 510(k) submission, approval of a premarket approval (“PMA”) application, or grant of a de novo classification request.

In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a “predicate” device (i.e., a legally marketed device), which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), or a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence.

In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices.

In the de novo classification process, a manufacturer whose device of a new type under the FDC Act is automatically classified as Class III and would otherwise require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the requester will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.

Companies with products requiring marketing authorization are subject to a substantial number of additional regulatory requirements, including establishment registration, device listing, Quality System Regulation (“QSR”), to be replaced in February 2026 by the Quality Management System Regulation (“QMSR”), which covers the design, testing, production, control, quality assurance, labeling, packaging, servicing, sterilization (if required) and storage and shipping of medical devices (among other activities), product labeling, advertising, recordkeeping, post-market surveillance, post-approval studies, adverse event reporting and correction and removal (recall) regulations. One or more of the products we develop may also require clinical trials in order to generate the data required for marketing authorization. Failure to comply with these requirements may result in a range of government actions, including, but not limited to, warning letters or other letters of regulatory significance, injunctions, civil monetary penalties, criminal prosecution, recall and/or seizure of products and revocation of marketing authorization, as well as significant adverse publicity.

Healthcare regulatory requirements

Our customers who use our platform and we, if we expand our product line to include those intended for clinical diagnostic use, may be subject to broadly applicable U.S. federal and state healthcare laws and regulations, including, without limitation, state and federal anti-kickback, fraud and abuse, false claims, data privacy and security and physician sunshine laws and regulations. Violations of such laws may result in substantial criminal, civil and administrative penalties, including imprisonment, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, and significant fines, monetary penalties, forfeiture, disgorgement and damages, contractual damages, additional regulatory oversight, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of operations.

Additionally, in the United States and some foreign jurisdictions there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system in an effort to contain costs, improve quality and expand access to care. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected the healthcare industry. These reform initiatives may, among other things, result in modifications to the aforementioned laws and/or the implementation of new laws affecting the healthcare industry. Similarly, a significant trend in the healthcare industry is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for new diagnostic tests, medications and medical devices. Our ability to commercialize our current or future products successfully, and our customers’ ability to commercialize their products successfully, will depend in part on the extent to which coverage and adequate reimbursement for these products and will be available from third-party payors.

Intellectual property

Our success depends, in part, on our ability to obtain, maintain, protect and enforce intellectual property and proprietary rights for our products and technology, as well as our ability to operate without infringing, misappropriating, or otherwise violating the valid and enforceable intellectual property rights of third parties. We use a variety of intellectual property protection strategies, including patents, trademarks, trade secrets and other methods of protecting proprietary information. We own patents in the United States and foreign countries that protect our products, their methods of use and manufacture, as well as other innovations important to our business. We also license from third parties certain patent rights and proprietary know-how that we believe to be necessary or useful to our business. We consider the overall protection of our patents, trademarks, licenses, and other intellectual property rights to be of material value. We also rely on trade secret, know-how, and continuing technological innovation to develop, strengthen, and maintain the proprietary position of our products and development programs.

As of December 31, 2025, our owned patent estate contains 15 utility patent families comprising 2 issued U.S. patents, 1 issued foreign patent, 16 pending U.S. patent applications, 8 pending foreign patent applications and 3 pending Patent Cooperation Treaty applications. The 2 issued U.S. patents are expected to expire in 2040, after accounting for potentially available patent term adjustments, and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Any patents that may issue from the 16 pending U.S. patent applications are expected to expire between 2040 and 2046, without accounting for potentially available patent term adjustments, term-limiting effects of terminal disclaimers and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. The 1 issued foreign patent includes one issued patent in Japan, and is expected to expire in 2040, without accounting for potentially available patent term extensions and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. The 8 pending foreign patent applications include one or more pending applications in jurisdictions such as Europe, China, and Japan, and are expected to expire between 2040 and 2046, without accounting for potentially available patent term extensions and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees.

As of December 31, 2025, our owned patent estate also contains 1 design patent family comprising 1 pending U.S. patent, 1 registered foreign patent, and 1 pending foreign patent application. Any patent that may issue from the pending U.S. patent application is expected to expire in 2039, without accounting for potentially available patent term adjustments, term-limiting effects of terminal disclaimers and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. The registered foreign patent includes one patent in Europe, and is expected to expire in 2049, after accounting for potentially available patent term adjustments, and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. The pending foreign patent application includes one application in China, and is expected to expire in 2039, without accounting for potentially available patent term adjustments, term-limiting effects of terminal disclaimers and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees.

As of December 31, 2025, such patent portfolio owned by us included:

•

three issued and seven pending patent applications that are directed to highly sensitive immunoassays that utilize a capture-and-release mechanism to reduce non-specific binding, such as those used in the NULISA technology;

•	six pending applications that are directed to automated instruments and methods for executing capture-and-release immunoassays, such as those used in the ARGO HT System;

•	a pending patent application that is directed to the use of improved sets of molecular barcodes to provide improved capture-and-release immunoassays, such as those used in the NULISA technology;

•

two pending patent applications that are directed to improved multiplex detection of analytes across a large dynamic range of analyte concentrations in immunoassays, such as those used in the NULISA technology;

•	three pending patent applications that are directed to methods of preparation of reagents for use in capture-and-release immunoassays, such as those used in the NULISA technology;

•	a pending patent application that is directed to use of immunoassays for biomarker detection in biological samples, such as those used in the NULISA technology;

•	a pending patent application that is directed to improved immunoassays with better accuracy, such as those used in the NULISA technology;

•	a pending patent application that is directed to preventing non-specific binding in capture-and-release immunoassays, such as those used in the NULISA technology;

•	four pending patent applications that are directed to binder molecules with improved properties, such as those used in the Attobody platform; and

•	one registered and two pending design patent application that are directed to pipette-accessible containers for automated capture-and-release immunoassays, such as those used in the ARGO HT system;

The term of individual patents in our portfolio depends upon the legal term of patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term of a utility patent is 20 years from the earliest date of filing a non-provisional patent application. In the United States, the term of a patent may be reduced due to a terminal disclaimer made to overcome a double patenting rejection, or may be lengthened by patent term adjustment, which permits patent term restoration as compensation for delays incurred at the USPTO during the patent prosecution process.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. The relevant patent laws and their interpretation inside and outside of the United States is uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our technology or product candidates and could affect the value of such intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions and improvements. With respect to our intellectual property, we cannot provide any assurance that any of our current or future patent applications will result in the issuance of patents in any particular jurisdiction, or that any of our current or future issued patents will effectively protect any of our products or technology from infringement or prevent others from commercializing infringing products or technology. Even if our pending patent applications are granted as issued patents, those patents may be challenged, circumvented or invalidated by third parties. Moreover, issued patents do not guarantee the right to practice our technology in relation to the commercialization of our products. Issued patents only allow us to block potential competitors from practicing the claimed inventions of the issued patents in the countries in which such patents are issued. Consequently, we may not obtain or maintain adequate patent protection for any of our products or technologies.

In addition to our reliance on patent protection for our inventions, products and technologies, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, some elements of manufacturing processes, analytics techniques and processes, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets.

We also own trademarks to protect and retain exclusivity over our brand names. We own pending US federal trademark applications for , ARGO, NULISA, NULISASEQ, and FLEXPLEX. Through use in commerce, we also own US common law trademark rights in at least the marks ALAMAR BIOSCIENCES, , and ARGO.

We may also rely on regulatory and other protections afforded through data and marketing exclusivities, where available. For further discussion of the risks relating to intellectual property, see the section titled “Risk factors—Risks related to our intellectual property, information technology and data security.”

Employees and human capital resources

As of December 31, 2025, we had 222 employees, including 99 in research and development, 59 in sales, marketing, support and customer success, 23 in general and administrative and 41 in operations and manufacturing. None of our U.S. employees are represented by a labor union or covered under a collective bargaining agreement, and we consider our relationship with our employees to be positive. As of December 31, 2025, 176 of our employees were employed in the United States and 46 were employed outside the United States.

We recognize that our culture is central to the productivity, agility, scalability and competitiveness of our operation, and is essential to our success. We are clear and consistent in our company values and we communicate and support an employee value proposition. Our proposition is centered with unique and impactful professional development opportunities within an environment of inclusive representation and diverse thinking as a unifying force and business differentiator. Our employees are critical to our long-term success and are essential to helping us meet our goals. Among other things, we support and incentivize our employees in the following ways:

•

Talent development, compensation and retention: Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

•

Health and safety: We support the health and safety of our employees by providing comprehensive insurance benefits, an employee assistance program, company-paid holidays, a personal time-off program and other additional benefits which are intended to assist employees to manage their well-being.

We believe that our engagement score of 86, which is in the top 10% of small biotechnology companies, demonstrates that our employees value working here because of the high caliber of our leadership and management, their ability to be involved and drive outcomes for our company and our programs that allow connectivity to other employees as well as professional growth.

Facilities

We currently lease approximately 88,508 square feet of office space for our corporate headquarters located in Fremont, California under a lease agreement that terminates on January 31, 2034. This facility supports research, development, production and distribution operations, including manufacturing and quality control. We also lease office and warehouse space in Milan, Italy and Hangzhou, China. We do not own any real property and believe that our current facilities, together with our global headquarters and research and development center, are sufficient to meet our ongoing needs and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Legal proceedings

We are and may in the future become involved in legal proceedings arising in the ordinary course of our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We are currently involved in the following litigation matters:

On November 15, 2023, Olink Proteomics AB and Olink Proteomics Inc. (“Olink”) (acquired by Thermo Fisher) filed a patent infringement lawsuit against us in the District of Delaware captioned Olink Proteomics AB et al v. Alamar Biosciences, Inc., Case No. 1:23-cv-01303-MN (D. Del.). The lawsuit asserts that our NULISA technology used with or without our ARGO HT System infringes United States Patent No. 7,883,848. We deny the allegations in the complaint. On April 1, 2024, we filed a motion to dismiss the case. On September 5, 2024, United States District Judge Maryellen Noreika referred the motion to Magistrate Judge Christopher Burke for resolution. On January 23, 2025, Judge Burke issued a Report and Recommendation, recommending that the Court grant our motion to dismiss in-part without prejudice. On February 11, 2025, the Court adopted Judge Burke’s Report and Recommendation, granting-in-part our motion to dismiss without prejudice and with leave for Olink to file an amended complaint.

On August 23, 2024, we filed a Petition for Inter Partes Review to the Patent Trial and Appeal Board (“PTAB”) challenging all 20 claims of U. S. Patent No. 7,883,848. On March 7, 2025, PTAB granted our petition for inter partes review (“IPR”), finding a reasonable likelihood that at least one claim of the ‘848 patent is unpatentable. Both parties agreed to a stay of the district court case until the PTAB’s final written decision on the IPR process, which is due on March 7, 2026, but could be extended by six months.

Management

The following table sets forth information regarding our executive officers and directors as of December 31, 2025.

Name	Age	Position(s)

Executive officers and employee directors

Yuling Luo, Ph.D.	61	Founder, Chief Executive Officer and Chairman

Timothy “Tod” White	57	President

Justin McAnear	50	Chief Financial Officer

Shiping “Steve” Chen, Ph.D.	63	Founder, Chief Operating Officer and Director

Non-employee directors

Rebecca Chambers	48	Director

Nicholas Naclerio, Ph.D.	64	Director

Ian W. Ratcliffe	64	Director

Frank R. Witney, Ph.D.	72	Director

(1)	Member of the compensation committee.

(2)	Member of the nominating and corporate governance committee.

(3)	Member of the audit committee.

Executive officers

Yuling Luo, Ph.D. is our co-founder and has served as our Chief Executive Officer and as Chairman of our board of directors since May 2018. Dr. Luo also co-founded Attovia Therapeutics, Inc., where he has served a director since December 2022. Dr. Luo also co-founded Avida Biomed Inc., where he served as a director from January 2019 until it was acquired by Agilent Technologies, Inc. in December 2022. From August 2016 to February 2018, Dr. Luo served as President, Advanced Cell Diagnostics of Bio-Techne Corporation a biotechnology research company. Dr. Luo also co-founded Advanced Cell Diagnostics, Inc. where he served as President and Chief Executive Officer from 2006 until it was acquired by Bio-Techne Corporation in 2016. Earlier in his career, Dr. Luo founded and served in various roles at Panomics, Inc., a life sciences company, and as a Senior Scientist at Exelixis, Inc., an oncology company. Dr. Luo received his B.S. in Chemistry from the University of Science and Technology of China and holds a Ph.D. in Biochemistry from Case Western Reserve University. Dr. Luo is qualified to serve on our board of directors because of his experience as a co-founder of our company and his extensive scientific knowledge, business and operations experience, including in leadership roles, and his experience working with companies in similar technologies and markets.

Timothy “Tod” White has served as our President since October 2025. Prior to that, he served as our Chief Financial Officer and Chief Business Officer from March 2021 to October 2025. From 2002 to 2021, Mr. White was the founder and Managing Member of EMA Partners, LLC (“EMA”), a boutique investment bank primarily in the life science, diagnostic and healthcare industries. Prior to founding EMA, Mr. White served as General Counsel, Vice President and Secretary of Packard BioScience Company. Prior to that, Mr. White was a transactional attorney at the Denver law firm of Jacobs, Chase, Frick, Kleinkopf & Kelley, LLC, where his practice included mergers, acquisitions, financings and securities work. Mr. White started his legal career as a transactional attorney in the Denver office of Ballard, Spahr, Andrews & Ingersoll. Mr. White received his B.S. in Government from Hamilton College and a J.D. from the University of Michigan Law School.

Justin McAnear has served as our Chief Financial Officer since October 2025. From September 2024 to October 2025, Mr. McAnear served as Chief Financial Officer of Cellares Corporation, a cell therapy manufacturing company. From October 2018 to August 2024, Mr. McAnear served as Chief Financial Officer of 10x Genomics, Inc., a life sciences technology company. From August 2015 to October 2018, Mr. McAnear was the Vice President of Worldwide Finance and Operations at Tesla, Inc., an automotive and clean energy company. Earlier in his career, Mr. McAnear served in various finance roles at Apple Inc., Johnson & Johnson and served over nine years as a naval aviator in the U.S. Navy. Mr. McAnear received his B.S. in Systems Engineering at the U.S. Naval Academy and holds an M.B.A. in Finance from the University of San Diego.

Shiping “Steve” Chen, Ph.D., is our co-founder and has served as our Chief Operating Officer since August 2018 and as a member of our board of directors since May 2020. From August 2016 to August 2018, Dr. Chen served as Chief Operating Officer of the Advanced Cell Diagnostics division at Bio-Techne Corporation, a biotechnology research company. Dr. Chen also co-founded Advanced Cell Diagnostics, Inc., a diagnostics company, where he served as Chief Operating Officer from 2008 to 2016. Earlier in his career, he served as Director of Engineering at Power Automation Systems, a logistics automation company, and co-founded and served as Chief Technology Officer of Panomics, Inc., a life sciences company. Additionally, Dr. Chen previously served as Assistant Professor of Mechanical Engineering at the University of Maryland and as a Senior Lecturer of Electrical Engineering at London South Bank University from. Dr. Chen received his B.S. in Precision Instrumentation Engineering from the University of Science and Technology of China and obtained a Ph.D. in Electrical and Electronic Engineering from the University of London. Dr. Chen is qualified to serve on our board of directors because of his experience as a co-founder of our company and his extensive scientific knowledge, business and operations experience, including in leadership roles, and his experience working with companies in similar technologies and markets.

Non-employee directors

Rebecca Chambers has served as a member of our board of directors since January 2026. Ms. Chambers serves as Executive Vice President and Chief Financial Officer of Veracyte, Inc., a global diagnostics company focused on transforming cancer care, a position she has held since July 2021. She served as Chief Financial Officer of Outset Medical, Inc., a medical technology company, from June 2019 to July 2021. Prior to that, Ms. Chambers served in a number of roles at Illumina, Inc., a genomics company, including as the Vice President, Financial Planning and Analysis from July 2017 to May 2019, as Vice President, Investor Relations and Treasury from April 2015 to June 2017, and as Senior Director, Investor Relations from October 2012 to April 2015. Earlier in her career, she served as Head of Investor Relations and Corporate Communications at Myriad Genetics, held various roles in investor relations at Life Technologies (now part of Thermo Fisher Scientific), served as a Vice President at Bank of America and as a Senior Research Associate at Millennium Pharmaceuticals (now part of Takeda Pharmaceuticals). Ms. Chambers previously served on the board of Inari Medical, Inc. from June 2021 until its acquisition by Stryker in February 2025. Ms. Chambers holds a B.S. in Biology from John Carroll University and an M.B.A. from The S.C. Johnson Graduate School of Management, Cornell University. Ms. Chambers is qualified to serve on our board of directors because of her extensive leadership and financial experience serving public companies in the life science tools and diagnostics, as well as medical device, industries.

Nicholas Naclerio, Ph.D., has served as a member of our board of directors since May 2020. Dr. Naclerio is the Founding Partner of Illumina Ventures, a position he has held since April 2016. Dr. Naclerio currently serves on the boards of directors of a number of privately held companies. Earlier in his career, Dr. Naclerio served as Senior Vice President, Corporate & Venture Development of Illumina, Inc., a genomics company, from July 2010 to April 2015. Dr. Naclerio also co-founded Quanterix Corporation, a diagnostics company, and served as the Chairman of the Board and Chief Executive Officer from 2007 to 2010. Dr. Naclerio received his B.S. in Electrical Engineering/Computer Science from Duke University and a Ph.D. in Electrical Engineering from the University of Maryland College Park. Dr. Naclerio is qualified to serve on our board of directors because of his extensive scientific knowledge, business and operations experience, including as a venture capital investor and a member of the boards of directors of other life sciences businesses.

Ian W. Ratcliffe has served as a member of our board of directors since February 2024. Mr. Ratcliffe is an Executive Managing Partner of the Life Sciences Pulse strategy and an Executive Managing Director of Sands Capital. Mr. Ratcliffe joined Sands Capital in 2016. He is a serial entrepreneur and has 20 years of experience starting and investing in life sciences technology businesses as an angel, venture, and private equity investor. Mr. Ratcliffe has served in many roles as a founder, CEO, CFO, COO, chairman, director, and advisor to a number of privately held life science product and service businesses. He has focused on the cell signaling, drug screening, genomics, and sequencing, and cell culture and modification segments, at all stages of business development from initiation through profitability to trade sale. Prior to joining Sands Capital, Mr. Ratcliffe was the Chairman and CEO of Enzymatics Inc., founder and CEO of Stemgent, Inc., a stem and iPS cell life sciences tools company, and President of Upstate Inc., a leading provider of cell signaling research products and services. Mr. Ratcliffe was also a founding investor in Firefly Bioworks and Genometry, both Sands Capital investments. Mr. Ratcliffe has a degree in Chemical Engineering from the University of Surrey and has an M.B.A. from the Darden School at the University of Virginia. Mr. Ratcliffe is qualified to serve on our board of directors because of his extensive experience in life sciences businesses, including as a venture capital investor, executive officer and a member of the boards of directors of other life sciences businesses.

Frank R. Witney, Ph.D. has served as a member of our board of directors since January 2026 and a consultant since April 2021. Dr. Witney has served as an operating partner at Ampersand Capital Partners, a private equity firm, since September 2016. Prior to that, Dr. Witney served as President and Chief Executive Officer of Affymetrix, Inc. (“Affymetrix”), a provider of life science, cell biology and diagnostic products from July 2011 to March 2016. Previously, Dr. Witney served as President and Chief Executive Officer of Dionex Corporation, a provider of analytical instrumentation and related accessories and chemicals from April 2009 to May 2011. Earlier in his career, Dr. Witney served as Affymetrix’s Executive Vice President and Chief Commercial Officer from December 2008 to April 2009 and President and Chief Executive Officer of Panomics Inc. from July 2002 to December 2008. Dr. Witney currently serves on the board of directors of Cerus Corporation, a publicly traded blood safety company, Revvity, Inc., a publicly traded life sciences diagnostics company, and Standard BioTools, Inc., a publicly traded life science tools company, as well as several privately held companies. Dr. Witney also served as a director of Telesis Bio, Inc., a publicly traded synthetic biology company from 2021 to 2024. Dr. Witney earned a B.S. in Microbiology from the University of Illinois as well as a M.S. in Microbiology and a Ph.D. in Molecular and Cellular Biology from Indiana University. Dr. Witney is qualified to serve on our board of directors because of his extensive experience in life sciences businesses, including as an investor, executive officer and a member of the boards of directors of other public and private life sciences businesses.

Family relationships

There are no family relationships among any of our executive officers or directors.

Composition of our board of directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of      members with      vacancies. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

In connection with closing of the Convertible Notes financing, our existing amended and restated certificate of incorporation was amended, whereby our board of directors was restructured to consist of (i) three directors elected by a majority of the preferred stockholders (voting together as a singled class), currently Ian Ratcliffe, Nicholas Naclerio, Ph.D. and Daqing Cai, Ph.D. (who intends to resign prior to the public filing of the registration statement of which this prospectus forms a part), (ii) two directors elected by a majority of the Class A common stockholders (voting together as a single class), currently Yuling Luo, Ph.D. and Shiping “Steve” Chen, Ph.D., and (iii) three independent directors elected by a majority of the common stockholders, founders preferred stockholders and preferred stockholders (voting together as a single class), currently Rebecca Chambers and one vacancy.

Certain members of our board of directors were elected under the provisions of our amended and restated voting agreement (the “Voting Agreement”), which was amended and restated in connection with the closing of the Convertible Notes financing and will terminate upon the closing of this offering. Under the terms of our Voting Agreement, the stockholders who are party to the Voting Agreement have agreed to vote their respective shares to elect: (i) one director designated by Illumina Ventures, currently Nicholas Naclerio, Ph.D.; (ii) one director designated by Sands Capital Ventures Life Sciences Pulse Fund II, L.P., currently Ian Ratcliffe; (iii) one director designated by Sherpa Healthcare Partners Fund II, L.P., currently Daqing Cai, Ph.D., who intends to resign prior to the public filing of the registration statement of which this prospectus forms a part (provided that such designation right will terminate at the public filing of the registration statement of which this prospectus forms a part; and provided, further, that if we do not complete this offering within 60 days of such public filing, then this designation right shall be reinstated); (iv) two directors nominated by the holders of a majority of the then outstanding shares of Class A common stock who are then providing services to the Company as employees or consultants in good standing, currently Yuling Luo, Ph.D. and Shiping “Steve” Chen, Ph.D.; and (v) three directors designated by the holders of a majority of the then-outstanding shares of Class A common stock, Class B common stock, Founder Preferred Stock and convertible preferred stock (voting together as a single class), currently Rebecca Chambers, Frank R. Witney, Ph.D. and one vacancy. The Voting Agreement will terminate upon the closing of this offering, and upon the closing of the offering no stockholder will have any special rights regarding the election or designation of the members of our board of directors. Our current directors elected pursuant to the Voting Agreement will continue to serve as directors until their successors are duly elected and qualified by holders of our common stock.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2027;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2028; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2029.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director independence

Under the listing requirements and rules of     , independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors, other than     , has any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under     . Our board of directors has determined that Yuling Luo, Ph.D., by virtue of his position as our Chief Executive Officer, and Shiping “Steve” Chen, Ph.D., by virtue of his position as our Chief Operating Officer, is not independent under applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the     . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain relationships and related person transactions.”

Board leadership structure

Our board of directors maintains the flexibility to determine whether the roles of Chairman and Chief Executive Officer should be combined or separated, based on what it believes is in the best interests of our company at a given point in time. Our board of directors believes that this flexibility is in the best interest of our company and that a one-size-fits-all approach to corporate governance, with a mandated independent Chairman, would not result in better governance or oversight.

At this time, our board of directors believes that our current Chief Executive Officer is best situated to serve as Chairman of our board of directors. Dr. Luo is highly knowledgeable and has long-standing experience with respect to our business, operations and industry and ongoing executive responsibility for our company. Dr. Luo is well positioned to identify strategic priorities and lead our board of directors’ consideration and analysis of such priorities. In addition, Dr. Luo offers a robust understanding of the risks facing our company. In our board of directors’ view, this enables our board of directors to better understand our company and work with management to enhance stockholder value. In addition, board of directors believes that this structure enables it to better fulfill its risk oversight responsibilities and enhances the ability of the Chief Executive Officer to effectively communicate the board of directors’ view to management.

Our board of directors appointed      as the lead independent director in      to help reinforce the independence of our board of directors as a whole. The position of lead independent director has been structured to serve as an effective balance to a combined Chief Executive Officer/ Chairman: the lead independent director is empowered to, among other duties and responsibilities, preside over board of directors meetings in the absence of the Chairman, act as liaison between the Chairman and the independent directors, preside over meetings of the independent directors and consult with the Chairman in planning and setting schedules and agendas for board of directors meetings to be held during the year. As a result, we believe that the lead independent director can help ensure the effective independent functioning of our board of directors in its oversight responsibilities. In addition, we believe that the lead independent director is better positioned to build a consensus among directors and to serve as a conduit between the other independent directors and the Chairman, for example, by facilitating the inclusion on meeting agendas of matters of concern to the independent directors.

Role of board in risk oversight

The audit committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit committee will receive reports from management periodically regarding our assessment of risks. In addition, the audit committee reports regularly to our board of directors, which also considers our risk profile. The audit committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and our board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the application rules and regulation of the SEC and     , which we will post to our website at www.alamarbio.com upon the closing of this offering. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit committee

Our audit committee currently consists of     ,     , and     , each of whom our board of directors has determined satisfies the independence requirements under the     and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is     , who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•

managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving, or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation committee

Our compensation committee currently consists of      and     . The chair of our compensation committee is     . Our board of directors has determined that each member of our compensation committee is independent under     .

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers and directors. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	reviewing and approving the compensation arrangements with our executive officers and other senior management;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating, incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers; and

•

reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation strategy, including base salary, incentive compensation and equity based grants, to assure that it promotes stockholder interests and supports our strategic and tactical objectives, and that it provides for appropriate rewards and incentives for our management and employees.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of      and     . The chair of our nominating and corporate governance committee is     . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under     .

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors and management.

Code of business conduct and ethics

In connection with this offering, we intend to adopt a written Code of Business Conduct and Ethics that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Business Conduct and Ethics will be posted on our website at www.alamarbio.com upon the closing of this offering. We intend to disclose on our website any future amendments of our Code of Business Conduct and Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Business Conduct and Ethics. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.

Compensation committee interlocks and insider participation

None of the members of the compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last calendar year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive and director compensation

Executive and director compensation

Our named executive officers for the year ended December 31, 2025, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

•	Yuling Luo, Ph.D., our Co-founder, Chief Executive Officer, and Chairman;
•	Justin McAnear, our Chief Financial Officer; and
•	Shiping “Steve” Chen, Ph.D., our Co-founder, Chief Operating Officer, and member of our board of directors.

Summary compensation table for the year ended December 31, 2025

The following table presents all of the compensation awarded to our named executive officers during the year ended December 31, 2025.

Name and principal position	Year	Salary($)		Bonus($)		Option awards(1)($)	Non-equity incentive plan compensation(2)($)	All other compensation(3)($)	Total($)
Yuling Luo, Ph.D.	2025	483,475		—		2,613,924	—	3,089	3,100,488
Co-founder, Chief Executive Officer, and Chairman

Justin McAnear(4)	2025	104,356	(5)	100,000	(6)	1,701,611	—	—	1,905,967
Chief Financial Officer

Shiping “Steve” Chen, Ph.D.	2025	415,135		—		1,035,438	—	2,342	1,452,915
Co-founder, Chief Operating Officer, and Director

(1)	The amounts reported in this column represent the aggregate grant date fair value of the options granted to each named executed officer in 2025, as calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, excluding the effect of estimated forfeiture. The assumptions used in calculating the grant date fair value of these options are set forth in Note 9 to our audited consolidated financial statements included elsewhere in this prospectus. For Dr. Luo and Dr. Chen, this amount represents the grant date fair value of (i) the equity award bonuses earned based on the achievement of certain corporate performance objectives for fiscal year 2024, which were granted in January 2025, as described further under the subsection titled “2024 bonus opportunity,” and (ii) their other equity awards granted in January 2025 as described further under the subsection titled “Equity-based incentive awards.” For Mr. McAnear, this amount represents the grant date fair value of his new-hire equity award granted in October 2025, as described further under the subsection below titled “—Equity-based incentive awards.”

(2)	The amount of the cash bonuses payable to each named executive officer with respect to the fiscal year ended December 31, 2025 is not calculable through the latest practicable date prior to this filing and will be provided once such amounts (if any) are calculable.

(3)	Consists of 401(k) employer contributions.

(4)	Mr. McAnear joined our Company in October 2025.

(5)	Represents the prorated amount of Mr. McAnear’s annual salary for 2025 based on the portion of the year he was employed in 2025. His annualized base salary for 2025 was $475,000.

(6)	This amount represents the sign-on bonus that Mr. McAnear received under his offer letter, as described below under “—Employment arrangements with our named executive officers—Justin McAnear”.

Narrative to summary compensation table

Annual base salary

The compensation of our named executive officers is generally determined and approved by our board of directors. The 2025 annual base salary rates for our named executive officers are set forth in the table below.

Name	2025 base salary ($)
Yuling Luo, Ph.D.	483,475
Justin McAnear	475,000
Shiping “Steve” Chen, Ph.D.	415,135

Performance bonus opportunity

In addition to base salaries, our named executive officers are eligible to receive annual performance-based bonuses, which are designed to provide appropriate incentives to our executives to achieve defined annual corporate goals. The annual performance-based bonuses consist of a cash bonus and an equity award bonus. The cash bonus target for each executive is based on a percentage of the executive’s base salary and the equity award bonus target is based on a percentage of the number of shares underlying an equity award that was previously granted to the executive, and are expected to be paid and granted, as applicable, annually in the first quarter of the year following the performance year. The annual performance-based bonus that each named executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our board of directors establishes each year. Following the end of the year, our board of directors reviews our performance against each corporate goal, and our board of directors determines the extent to which we such goals were achieved.

2024 bonus opportunity

For the year ended December 31, 2024, cash bonus targets for Dr. Luo and Dr. Chen were 30% and 25% of their base salaries, respectively, and their equity award bonus targets were options to purchase 84,600 shares and 24,360 shares for Dr. Luo and Dr. Chen, respectively. For the year ended December 31, 2024, our board of directors determined that the percentage attainment of corporate performance goals was 106%, and as a result, (a) granted options with respect to 89,676 and 25,822 shares to Dr. Luo and Dr. Chen, respectively, in January 2025, as reflected in the “Option awards” column of the Summary Compensation Table above and (b) approved 2024 cash bonuses of $147,832 and $106,106, respectively, for Dr. Luo and Dr. Chen, which were paid in February 2025 (but which are not reportable as 2025 compensation under relevant SEC rules). The corporate performance goals established by our board of directors for the year ended December 31, 2024 for purposes of our annual cash bonus and equity bonus programs consist of a number of commercial, research and development, and operational milestones.

2025 bonus opportunity

For the year ended December 31, 2025, cash bonus targets for Dr. Luo and Dr. Chen were 30% and 25% of their base salaries, respectively, and their equity award bonus targets were options to purchase 84,600 shares and 24,360 shares for Dr. Luo and Dr. Chen, respectively. Mr. McAnear’s cash bonus target is 25% of his base salary, which will be prorated based on the portion of 2025 that he was employed by the Company, and he is not eligible to earn an equity award bonus for the year ended December 31, 2025. The corporate performance goals established by our board of directors for the year ended December 31, 2025 for purposes of our annual cash bonus and equity bonus programs consist of a number of commercial, research and development, and operational milestones. Our board of directors has not yet determined the percentage attainment of these corporate performance goals for the year ended December 31, 2025.

Equity-based incentive awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees, including our executive officers. The board of directors or an authorized committee thereof is responsible for approving equity grants.

Prior to this offering, we have granted stock options pursuant to our 2018 Stock Plan (the “2018 Plan”) to certain of our executives. Following this offering, we will grant equity awards under the terms of our 2026 Equity Incentive Plan (the “2026 Plan”). The terms of our equity plans are described below under the subsection titled “—Equity plans.” All options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award as determined by our board of directors based on an independent third-party valuation.

In January 2025, our board of directors granted Dr. Luo and Dr. Chen options to purchase 2,500,000 and 1,000,000 shares of our Class B common stock, respectively, which vest in 48 equal monthly installments over a four-year period commencing on January 16, 2025, subject to continuous service through each applicable vesting date. Our board of directors also granted Dr. Luo and Dr. Chen options to purchase 89,676 and 25,822 shares of our Class B common stock, respectively, which vest in 48 equal monthly installments over a four-year period commencing on January 1, 2025, which were granted in connection with the Company’s bonus program, as described above.

In October 2025, our board of directors granted Mr. McAnear an option to purchase 1,380,000 shares of our Class B common stock, with one-fourth of the total shares subject to this option vesting on October 13, 2026 and the remainder vesting in equal monthly installments over the subsequent three-year period, subject to continuous service through each applicable vesting date. This option was granted in connection with Mr. McAnear’s appointment as our Chief Financial Officer.

The terms of these awards are further described under “—Outstanding equity awards as of December 31, 2025” below.

Outstanding equity awards as of December 31, 2025

The following table presents the outstanding equity incentive plan awards held by each named executive officer as of December 31, 2025.

Name	Grant date(1)	Vesting commencement date	Number of securities underlying unexercised options exercisable		Number of securities underlying unexercised options unexercisable	Option exercise price per share	Option expiration date
Yuling Luo, Ph.D.	1/16/2025	1/16/2025	2,500,000	(2)(3)	—	$1.38	1/15/2035
	1/16/2025	1/1/2025	89,676	(2)(4)	—	$1.38	1/15/2035
	4/17/2024	1/1/2024	66,980	(2)(5)	—	$1.38	4/16/2034
	4/25/2023	1/1/2023	42,218	(6)	—	$0.63	4/24/2033
	4/25/2023	1/1/2023	6,200	(6)	—	$0.63	4/24/2033
	1/18/2023	1/1/2023	58,000	(2)(7)	—	$0.63	1/17/2033
	2/16/2022	7/1/2022	643,941	(6)	—	$1.034	2/15/2027
	2/16/2022	1/1/2022	61,200	(6)	—	$1.034	2/15/2027
Justin McAnear	10/15/2025	10/13/2025	—	(8)	1,380,000	$1.91	10/14/2035
Shiping “Steve” Chen, Ph.D.	1/16/2025	1/16/2025	1,000,000	(2)(9)	—	$1.38	1/15/2035

Name	Grant date(1)	Vesting commencement date	Number of securities underlying unexercised options exercisable		Number of securities underlying unexercised options unexercisable	Option exercise price per share	Option expiration date
	1/16/2025	1/1/2025	25,822	(2)(10)	—	$1.38	1/15/2035
	4/17/2024	1/1/2024	19,290	(2)(11)	—	$1.38	4/16/2034
	4/25/2023	1/1/2023	30,290	(6)	—	$0.63	4/24/2033
	1/18/2023	1/1/2023	18,300	(2)(12)	—	$0.63	1/17/2033
	2/16/2022	8/13/2022	202,588	(2)(6)	—	$0.94	2/15/2032
	2/16/2022	1/1/2022	19,300	(2)(6)	—	$0.94	2/15/2032

(1)	All equity awards listed in this table were granted pursuant to the 2018 Plan, the terms of which are described below under “—Employee benefit plans—2018 Plan.”

(2)	This option is early exercisable and to the extent any of such shares are unvested as of a given date, any purchased shares will remain subject to a right of repurchase by us upon the termination of the service of the named executive officer.

(3)	1/48th of the total shares subject to this option will vest monthly measured from the vesting commencement date, subject to continuous service through each such date. As of December 31, 2025, 572,916 shares have vested.

(4)	1/48th of the total shares subject to this option will vest monthly measured from the vesting commencement date, subject to continuous service through each such date. As of December 31, 2025, 22,419 shares have vested.

(5)	1/48th of the total shares subject to this option will vest monthly measured from the vesting commencement date, subject to continuous service through each such date. As of December 31, 2025, 33,490 shares have vested.

(6)	Fully Vested.

(7)	1/48th of the total shares subject to this option will vest monthly measured from the vesting commencement date, subject to continuous service through each such date. As of December 31, 2025, 43,500 shares have vested.

(8)	1/4th of the total shares subject to this option will vest one year after the vesting commencement date, and thereafter 1/36th of the shares subject to this option will vest on each monthly anniversary thereof, subject to continuous service through each such date. As of December 31, 2025, no shares have vested.

(9)	1/48th of the total shares subject to this option will vest monthly measured from the vesting commencement date, subject to continuous service through each such date. As of December 31, 2025, 229,166 shares have vested.

(10)	1/48th of the total shares subject to this option will vest monthly measured from the vesting commencement date, subject to continuous service through each such date. As of December 31, 2025, 6,455 shares have vested.

(11)	1/48th of the total shares subject to this option will vest monthly measured from the vesting commencement date, subject to continuous service through each such date. As of December 31, 2025, 9,645 shares have vested.

(12)	1/48th of the total shares subject to this option will vest monthly measured from the vesting commencement date, subject to continuous service through each such date. As of December 31, 2025, 13,725 shares have vested.

Employment arrangements with our named executive officers

We have offer letters with each of our named executive officers. The material terms of each of these offer letters are described below. These offer letters provide for base salaries and incentive compensation, and each component reflects the scope of each named executive officer’s anticipated responsibilities and the individual experience they bring to our company. The employment of each of our named executive officers is “at will” and may be terminated at any time.

Yuling Luo, Ph.D.

On May 20, 2020, we entered into an offer letter with Yuling Luo, Ph.D. in connection with his service as Chief Executive Officer (the “Luo Agreement”). Under the Luo Agreement, Dr. Luo’s initial annual base salary was $100,000 (which has subsequently been increased to $483,475), which annual base salary may be reviewed and adjusted by us from time to time. The Luo Agreement also provides that Dr. Luo is eligible to be considered for an incentive bonus for each fiscal year of the Company, and such bonus, if any, will be awarded based on objective or subjective criteria established by the Company’s Chief Executive Officer and approved by the board of directors.

The Luo Agreement provides for certain severance benefits to be paid in the event of a termination under certain circumstances, which are described under “—Potential payments upon termination or change of control” below.

Justin McAnear

On October 3, 2025, we entered into an offer letter with Justin McAnear to serve as Chief Financial Officer (the “McAnear Agreement”). Under the McAnear Agreement, Mr. McAnear’s initial annual base salary is $475,000, which annual base salary may be reviewed and adjusted by us from time to time. The McAnear Agreement also provides for a target annual discretionary bonus of 25% of Mr. McAnear’s base salary, subject to the terms and conditions of the Company’s bonus plan. In connection with the McAnear Agreement, in October 2025 Mr. McAnear was granted a stock option to purchase 1,380,000 shares of our common stock, 25% of which will vest on the first anniversary of October 13, 2025, with the remaining 75% vesting ratably on a monthly basis thereafter.

Under the McAnear Agreement, Mr. McAnear received a sign-on bonus of $100,000. If his employment is terminated for “cause” or he resigns without “good reason” (as such terms are defined in the McAnear Agreement) within 12 months of his start date, he is required to repay the sign-on bonus.

The McAnear Agreement provides for certain severance benefits to be paid in the event of a termination under certain circumstances, which are described below under “—Potential payments upon termination or change of control” below.

Shiping “Steve” Chen, Ph.D.

On May 20, 2020, we entered into an offer letter with Shiping “Steve” Chen, Ph.D. in connection with his services as Chief Operating Officer (the “Chen Agreement”). Under the Chen Agreement, Dr. Chen’s initial annual base salary was $100,000 (which has subsequently been increased to $415,135), which annual base salary may be reviewed and adjusted by us from time to time. The Chen Agreement also provides that Dr. Chen is eligible to be considered for an incentive bonus for each fiscal year of the Company, and such bonus, if any, will be awarded based on objective or subjective criteria established by the Company’s Chief Executive Officer and approved by the board of directors.

The Chen Agreement provides for certain severance benefits to be paid in the event of a termination under certain circumstances, which are described below under “—Potential payments upon termination or change of control” below.

Clawback policy

We will adopt, effective upon the completion of this offering, a Dodd-Frank Act-compliant compensation recoupment policy in accordance with SEC and listing exchange requirements. In the event we are required to prepare an accounting restatement, we will recover any compensation received after the effective date by any current or former executive officer that is based wholly or in part upon the attainment of a financial reporting measure.

Potential payments upon termination or change of control

For Dr. Luo and Dr. Chen, upon a termination without “cause,” or resignation for “good reason” (each as defined in the executive’s offer letter), subject to the executive’s execution of a general release of claims, we will provide the following severance benefits: (a) continuation of the executive’s base salary in effect on the termination date for six months following termination of employment, (b) upon timely election of continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, our payment of a portion of COBRA premiums (equal to the same portion that we pay for active employees and their eligible dependents) for up to six months following termination of employment, and (c) accelerated vesting for equity awards held by the executive as of their termination date such that the vested percentage of the shares subject to such equity awards will be determined by adding six months to the actual period of service that the executive completed with us.

For Mr. McAnear, upon a termination without “cause,” or resignation for “good reason” (each as defined in the McAnear Agreement), subject to his execution of a general release of claims, we will provide the following severance benefits: (a) continuation of Mr. McAnear’s base salary in effect on the termination date for 12 months following termination of employment, (b) a payment equal to the annual bonus for the year prior to the year in which Mr. McAnear’s employment is terminated if that bonus has not been paid, but would otherwise be earned had he remained employed through the payment date, (c) upon timely election of continued coverage under COBRA, our payment of a portion of COBRA premiums (equal to the same portion that we pay for active employees and their eligible dependents) for up to 12 months following termination of Mr. McAnear’s employment.

In addition, if during any time other than the period beginning 30 days before and ending 12 months following a change in control (the “Change in Control Period”), Mr. McAnear is terminated without “cause,” or resigns for “good reason,” then he will receive accelerated vesting of the portion, if any, of his then-outstanding equity awards that are subject solely to time-based vesting (the “Time-Based Awards”) that would have otherwise vested during the six-month period following his separation, and each vested stock option shall remain exercisable for 24 months following the date of his separation (or until the original expiration date of such stock option, if earlier). If Mr. McAnear is terminated without “cause,” or resigns for “good reason,” during the Change in Control Period, then he will instead be entitled to accelerated vesting with respect to 100% of his unvested Time-Based Awards and each vested stock option shall remain exercisable for 24 months from the date of his separation (or until the original expiration date of such stock option, if earlier).

Other compensation and benefits

All of our current named executive officers are eligible to participate in our employee benefit plans, including medical, dental, vision, short- and long-term disability, health savings and flexible spending accounts, and life and accidental dismemberment insurance plans, in each case on the same basis as all of our other employees. We pay a portion of the premiums for the medical, dental and vision insurance, and the full premiums for life and accidental death and dismemberment insurance for all our employees, including our named executive officers. We generally do not provide perquisites or personal benefits to our named executive officers. In addition, we provide the opportunity to participate in a 401(k) plan to our employees, including each of our named executive officers, as discussed in the subsection titled “—401(k) plan” below.

401(k) plan

Our named executive officers are eligible to participate in a defined contribution retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (“Roth”) basis, up to the statutorily prescribed annual limits on contributions under the Code, with an annual match of 25% of an employee’s contribution for up to 6% of such employee’s compensation. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future, if it determines that doing so is in our best interests.

Equity plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, consultants and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate employees, consultants and directors, and encourages them to devote their best efforts to our business and financial success. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus forms a part.

2018 Plan

Our 2018 Plan was adopted by our board of directors on July 2, 2018 and approved by our stockholders on July 2, 2018. Our 2018 Plan was most recently amended in November 2025. Our 2018 Plan will be terminated on the date the 2026 Plan becomes effective, and thereafter no further awards will be granted under our 2018 Plan on or after the effectiveness of our 2026 Plan; however, awards outstanding under our 2018 Plan will continue to be governed by their existing terms.

Awards. Our 2018 Plan provides for the direct award or sale of shares of our Class B common stock and for the grant of incentive stock options (ISOs) within the meaning of Section 422 of the Code, nonstatutory stock options, and restricted stock unit awards. ISOs may only be granted to our employees and those of our parent or subsidiary corporations. All other awards may be granted to our employees, non-employee members of our board of directors, and consultants and any of our parent and subsidiary corporations’ employees and consultants. Immediately prior to the closing of the offering, all shares of Class B common stock underlying outstanding options under our 2018 Plan will be redesignated as shares of common stock.

Authorized shares. As of   , 2026, we had reserved   shares of our Class B common stock for issuance under our 2018 Plan, all of which could be issued on the exercise of ISOs. As of   , 2026, options to purchase   shares were outstanding under our 2018 Plan, shares issued through the direct award or sale of shares under our 2018 Plan remained outstanding and unvested, and   shares remained available for issuance under our 2018 Plan. Unissued shares underlying awards that expire or are canceled or shares otherwise issuable under our 2018 Plan that are withheld by us for payment of the purchase price, exercise price or withholding taxes in respect of an award will remain available for issuance under our 2018 Plan. Shares issued under our 2018 Plan that are forfeited to or repurchased by us due to failure to vest are currently added back to the shares available for issuance under our 2018 Plan. Shares issued under our 2018 Plan that are settled in cash rather than in shares will not reduce the number of shares remaining available for issuance under our 2018 Plan.

Plan administration. Our board of directors or one or more committees of our board of directors may administer our 2018 Plan. We sometimes refer to our board of directors, or the applicable committee appointed by our board of directors, as the administrator. Subject to the terms of our 2018 Plan, the administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of our 2018 Plan. With respect to the terms and conditions of awards granted to participants outside the United States, the administrator may vary from the provisions of our 2018 Plan that do not require stockholder approval to the extent it determines it necessary and appropriate to do so. All decisions, interpretations, and other actions of the administrator will be final and binding on all participants and persons deriving their rights from a participant.

Within the limitations of our 2018 Plan, the administrator also has the authority to modify, reprice, extend or assume outstanding options or to accept the cancellation of outstanding options (whether granted by us or another issuer) in return for the grant of new options or a different type of award for the same or a different number of shares of our Class B common stock and at the same or a different exercise price. However, no modification of an option may impair the participant’s rights or increase the participant’s obligations under the option without the consent of the participant (except as otherwise permitted by the 2018 Plan).

Options. Subject to the terms and conditions of our 2018 Plan, the administrator determines the terms and conditions of options, such as the number of shares subject to the option, the exercise price of the option, the term of the option and the time(s) at which the option may become exercisable. The exercise price of options granted under our 2018 Plan generally cannot be less than 100% of the fair market value of a share of our Class B common stock on the grant date, except that such limitation will not apply to a nonstatutory stock option granted to a person who is not a U.S. taxpayer on the date of grant, a nonstatutory stock option that is intended to either be exempt from Section 409A of the Code as a short-term deferral or to comply with the requirements of Section 409A of the Code, or an option granted pursuant to an assumption of or substitution for another option in a manner that complies with Sections 409A or 424(a) of the Code, as applicable. The term of an option may not exceed ten years from the grant date. With respect to any participant who owns more than 10% of the total combined voting power of all classes of our (or any of our parent’s or subsidiary’s) outstanding stock, the term of an ISO granted to such participant must not exceed five years from the grant date and the per share exercise price cannot be less than 110% of the fair market value of a share of our Class B common stock on the grant date. Unless otherwise provided in a participant’s option agreement, if a participant’s service terminates, the participant’s then-vested stock options granted under our 2018 Plan will remain exercisable following termination for a period of three months if the termination is for any reason other than death or disability (as defined in our 2018 Plan), for a period of six months if the termination is due to disability, for a period of 12 months if the termination is due to death. In no event may a stock option be exercised later than the expiration of its term.

Restricted stock unit awards. Subject to the terms and conditions of our 2018 Plan, the administrator determines the terms and conditions of restricted stock unit awards. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A vested restricted stock unit award may be settled by cash, delivery of shares of our Class B common stock, or any combination of both, as determined by the administrator and set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be converted into additional restricted stock units. Except as otherwise provided in the applicable restricted stock unit agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s termination of service.

Stock grants and sale of shares. Subject to the terms and conditions of our 2018 Plan, the administrator determines the terms and conditions of the award or sale of our Class B common stock under our 2018 Plan. Any right to purchase shares of our Class B common stock under our 2018 Plan will automatically expire if not exercised by the participant within 30 days (or such other period as determined by the administrator) after the grant of such right was communicated to the participant.

Transferability of awards. Our 2018 Plan generally does not allow for the transfer of awards except by a beneficiary designation, a will or the laws of descent and distribution, and an ISO may be exercised during the lifetime of the participant only by the participant or the participant’s guardian or legal representative.

Changes in capitalization. In the event of a subdivision of our outstanding Class B common stock, a stock dividend, a combination or consolidation of our outstanding Class B common stock into a lesser number of shares, a reclassification or any other increase or decrease in the number of issued shares of our Class B common stock effected without receipt of consideration by us, proportionate adjustments will automatically be made in each of (i) the number and kind of shares available for issuance under our 2018 Plan, (ii) the number and kind of shares covered by each outstanding award and any outstanding and unexercised right to purchase shares that has not yet expired, (iii) the exercise price or purchase price, if any, applicable to each outstanding award, and (iv) any repurchase price applicable to shares granted under our 2018 Plan. In the event of an extraordinary dividend payable in a form other than shares of our Class B common stock in an amount that has a material effect on the fair market value of our Class B common stock, a recapitalization, spin-off, or other similar occurrence, the administrator at its sole discretion may make appropriate adjustments to one or more of the items described above.

Corporate transactions. If we are a party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, all shares acquired under our 2018 Plan and all outstanding awards under our 2018 Plan will be treated in the manner set forth in the definitive transaction agreement (or, if the transaction does not involve such an agreement, in the manner determined by the administrator), which agreement or determination need not treat all outstanding awards in an identical manner, and may include one or more of the following treatments with respect to each outstanding award: (i) continuation, assumption or substitution of the award by us or the surviving corporation (or its parent); (ii) cancellation of the award in exchange for a payment with respect to each share subject to the portion of the award that is vested as of the transaction date equal to the excess of (a) the value of the property (including cash) received by the holder of a share of our Class B common stock as a result of the transaction over (b) the per share exercise price (if any) of the award; (iii) cancellation of an option for no consideration, provided that the participant will be notified of such treatment and given an opportunity to exercise the option (to the extent it is vested or it becomes vested as of the effective date of the transaction) during a period that will generally be not less than five business days preceding the effective date of the transaction; (iv) suspension of the right to exercise the option during a limited period preceding the closing of the transaction if administratively necessary to facilitate the closing of the transaction; or (v) termination of any right to exercise shares subject to the option prior to vesting so that the option may only be exercised for vested shares after the closing of the transaction. The administrator has discretion to accelerate, in whole or part, the vesting and exercisability of an award in connection with a corporate transaction described above.

Amendment and termination. The administrator may amend, suspend or terminate our 2018 Plan at any time and for any reason, subject to stockholder approval where such approval is required by applicable laws, regulations, or rules. No termination or amendment of our 2018 Plan may affect any then-outstanding award (except as otherwise provided in the 2018 Plan). As noted above, no further awards will be granted under our 2018 Plan on or after the effectiveness of our 2026 Plan; however, awards outstanding under our 2018 Plan will continue to be governed by their existing terms.

2026 Plan

In   , our board of directors adopted, and our stockholders approved, our 2026 Plan. We expect our 2026 Plan will become effective upon the execution of the underwriting agreement for this offering. Our 2026 Plan is a successor to our 2018 Plan. Once our 2026 Plan becomes effective, no further grants will be made under our 2018 Plan.

Types of awards. Our 2026 Plan provides for the grant of incentive stock options (“ISOs”) to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized shares. Initially, the maximum number of shares of our common stock that may be issued under our 2026 Plan after it becomes effective will not exceed   shares, which is the sum of (i)    new shares, plus (ii)    shares of our common stock available for issuance under our 2018 Plan; (iii) shares of our common stock that are subject to outstanding stock options or other stock awards granted under our 2018 Plan that, on or after the 2026 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are repurchased or forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2026 Plan will automatically increase on January 1 of each calendar year, from January 1, 2027 through January 1, 2036 (assuming the 2026 Plan becomes effective in 2026), in an amount equal to    % of the total number of shares of our capital stock outstanding on December 31, of the previous year, or a lesser number of shares determined by the plan administrator. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2026 Plan is      shares.

Shares subject to stock awards granted under our 2026 Plan that expire or terminate without being exercised in full, that are paid out in cash rather than in shares, or that are withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price of a stock award do not reduce the number of shares available for issuance under our 2026 Plan. Additionally, shares issued through stock awards under our 2026 Plan become available for future grant under our 2026 Plan if are repurchased or forfeited because of the failure to vest or are reacquired to satisfy a tax withholding obligation or the purchase or exercise price of a stock award.

Plan administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2026 Plan. The plan administrator may also delegate to one or more persons or bodies the authority to do one or more of the following: (i) designate recipients (other than officers) of specified stock awards, provided that no person or body may be delegated authority to grant a stock award to themselves; (ii) determine the number of shares subject to such stock award; and (iii) determine the terms of such stock awards. Under our 2026 Plan, the plan administrator has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any;

•	the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2026 Plan, the plan administrator also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Stock options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2026 Plan, provided that, other than as described in the 2026 Plan, the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2026 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Tax limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted stock unit awards. Restricted stock units are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock units may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted stock awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of our common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock appreciation rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2026 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance awards. The 2026 Plan permits the grant of performance-based stock and cash awards. The plan administrator may structure awards so that the shares of our stock, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any one of, or combination of, the following as determined by the plan administrator: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholder’s equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; preclinical development related compound goals; financing; regulatory milestones, including approval of a compound; stockholder liquidity; corporate governance and compliance; product commercialization; intellectual property; personnel matters; progress of internal research or clinical programs; progress of partnered programs; partner satisfaction; budget management; clinical achievements; completing phases of a clinical trial (including the treatment phase); announcing or presenting preliminary or final data from clinical trials, in each case, whether on particular timelines or generally; timely completion of clinical trials; submission of INDs and BLAs and other regulatory achievements; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; research progress, including the development of programs; investor relations, analysts and communication; manufacturing achievements (including obtaining particular yields from manufacturing runs and other measurable objectives related to process development activities); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with commercial entities with respect to the marketing, distribution and sale of our product candidates (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of active pharmaceutical ingredients and other component materials and manufacturers of our product candidates); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the plan administrator.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other stock awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Non-employee director compensation limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any fiscal year following the year in which the underwriting agreement for this offering is executed, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $     in total value, or in the event such non-employee director is first appointed

or elected to the board during such fiscal year, $     in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). Compensation will count towards this limit for the fiscal year in which it was granted or earned, and not later when distributed, in the event it is deferred.

Changes to capital structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2026 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs and (iv) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding stock awards.

Corporate transactions. The following applies to stock awards under the 2026 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2026 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then with respect to any such stock awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all stock awards or portions of stock awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a stock award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award over (ii) any exercise price payable by such holder in connection with such exercise.

Under our 2026 Plan, a corporate transaction is defined to include: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder.

Change in control. In the event of a change in control, as defined under our 2026 Plan, awards granted under our 2026 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Under the 2026 Plan, a change in control is defined to include: (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) a consummated merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (iii) the approval by the stockholders or the board of directors of a plan of our complete dissolution or liquidation, or the occurrence of our complete dissolution or liquidation, except for a liquidation into a parent corporation; (iv) a consummated sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders; and (v) an unapproved change in the majority of the board of directors.

Clawback. All awards granted under the 2026 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, our board of directors may impose such other clawback, recovery or recoupment provisions in a stock award agreement as our board of directors determines necessary or appropriate.

Transferability. A participant may not transfer stock awards under our 2026 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2026 Plan.

Plan amendment or termination. Our board of directors has the authority to amend, suspend or terminate our 2026 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2026 Plan. No stock awards may be granted under our 2026 Plan while it is suspended or after it is terminated.

ESPP

Our board of directors adopted, and our stockholders approved, our 2026 Employee Stock Purchase Plan (the “ESPP”) in     . The ESPP will become effective upon the execution of the underwriting agreement for this offering. The purpose of the ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our ordinary shares in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.

Share reserve. Following this offering, the ESPP authorizes the issuance of      shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2027 through January 1, 2036 (assuming the ESPP becomes effective in 2026), by the lesser of (i)  % of the total number of shares of our capital stock outstanding on the last day of the calendar month before the date of the automatic increase, and (ii)      shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board may delegate concurrent authority to administer the ESPP to our compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to  % of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (i) 85% of the fair market value of a share of our common stock on the first trading date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) being customarily employed with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our affiliates for a minimum period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to capital structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the ESPP; (ii) the maximum number of shares by which the share reserve may increase automatically each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate transactions. In the event of certain significant corporate transactions, including: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP amendment or termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Employee Phantom Option Plan

Our Employee Phantom Option Plan (the “Phantom Plan”) was adopted by our board of directors on August 12, 2025.

Awards; eligibility. Our Phantom Plan provides for the grant of phantom options to acquire phantom shares. Individuals who are employees of any subsidiary of ours incorporated in the People’s Republic of China (excluding Taiwan and the Special Administrative Regions of Hong Kong and Macau) and are not U.S. taxpayers may be granted phantom options under the Phantom Plan. Following this offering, phantom shares may be converted into shares of our Class B common stock, as described further below.

Phantom share limit. Subject to adjustment upon certain changes in our capitalization (as described below), not more than 300,000 phantom shares may be issued under the Phantom Plan. As of     , 2026, options to purchase    phantom shares were outstanding under the Phantom Plan, and phantom shares remained available for issuance under the Phantom Plan.

Plan administration. Our board of directors or one or more committees of our board of directors may administer our Phantom Plan. We sometimes refer to our board of directors, or the applicable committee appointed by our board of directors, as the administrator. Subject to the terms of our Phantom Plan, the administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of our Phantom Plan. All decisions, interpretations, and other actions of the administrator will be final and binding on all participants and persons deriving their rights from a participant.

Within the limitations of our Phantom Plan, the administrator also has the authority to modify, reprice, extend or assume outstanding phantom options or to accept the cancellation of outstanding phantom options (whether granted by us or another issuer) in return for the grant of new phantom options or a different type of award for the same or a different number of phantom shares and at the same or a different nominal exercise price. However, no modification of a phantom option may impair the participant’s rights or increase the participant’s obligations under the phantom option without the consent of the participant (except as otherwise permitted by the Phantom Plan).

Phantom options. Subject to the terms and conditions of our Phantom Plan, the administrator determines the terms and conditions of phantom options, such as the number of phantom shares subject to the phantom option, the nominal exercise price of the phantom option, the term of the phantom option and the time(s) at which the phantom option may become exercisable.

Termination of service. Unless otherwise provided in a participant’s award letter, if a participant’s service terminates, the participant’s then-vested phantom options granted under our Phantom Plan will remain exercisable following termination for a period of three months if the termination is for any reason other than death or disability (as defined in our Phantom Plan), for a period of six months if the termination is due to disability, for a period of 12 months if the termination is due to death. In no event may a phantom option be exercised later than the expiration of its term.

If a participant’s service terminates for cause under the applicable law of the People’s Republic of China, the participant’s phantom shares will be forfeited. Upon any other termination of service, a participant will retain their phantom shares.

Transferability. Our Phantom Plan generally does not allow for the transfer of phantom options or phantom shares except by a beneficiary designation, a will or the laws of descent and distribution.

Changes in capitalization. In the event of a subdivision of our outstanding Class B common stock, a stock dividend, a combination or consolidation of our outstanding Class B common stock into a lesser number of shares, a reclassification or any other increase or decrease in the number of issued shares of our Class B common stock effected without receipt of consideration by us, proportionate adjustments will automatically be made in each of (i) the number and kind of phantom shares available under our Phantom Plan, (ii) the number and kind of phantom shares covered by each outstanding phantom option that has not yet expired, and (iii) the nominal exercise price under each outstanding phantom option. In the event of an extraordinary dividend payable in a form other than shares of our Class B common stock in an amount that has a material effect on the fair market value of our Class B common stock, a recapitalization, spin-off, or other similar occurrence, the administrator at its sole discretion may make appropriate adjustments to one or more of the items described above.

Sale transaction. In the event of a sale, merger, consolidation or other transaction which involves the sale to a third party of all or substantially all of (i) our shares of Class B common stock or (ii) the assets of ours and our affiliates: (a) all phantom options that have not been exercised as of such date, whether vested or not, will automatically expire and become null and void; (b) all phantom shares will be cancelled; and (c) each holder of a phantom share shall be entitled to receive from our applicable subsidiary, with respect to each phantom share, if greater than zero, an amount in renminbi (as determined by the administrator in its absolute discretion) that is equivalent to: (1) the average amount which the holders of a share of our Class B common stock receive per share in connection with the transaction; minus (2) the nominal exercise price with respect to that phantom share; plus (3) the aggregate dividends that have accrued with respect to that phantom share prior to the transaction. The administrator has discretion to accelerate, in whole or part, the vesting and exercisability of a phantom option in connection with a sale event described above.

Conversion of phantom shares upon an IPO. Upon the occurrence of both this offering and our applicable subsidiary satisfying all requirements under the laws and regulations of the People’s Republic of China for the registration of the 2026 Plan with the relevant regulatory authorities and for holders of phantom shares to exercise their right to convert the phantom shares into shares of our Class B common stock, then (i) subject to the terms of our 2026 Plan, all phantom options will automatically be converted to options to purchase shares of our Class B common stock under our 2026 Plan, and (ii) each holder of phantom shares generally will have the right to elect, at any time during the 30-day period after such holder receives written notice from us, to convert such holder’s phantom shares into shares of our Class B common stock, at a price equal to: (a) the nominal exercise price of those phantom shares, minus (b) the aggregate dividends that have accrued with respect to that phantom share prior to the commencement of such 30-day period.

Corporate transaction. Following this offering, if we are a party to a merger or consolidation, or in the event of a sale of all or substantially all of our stock or assets, shares of our Class B common stock acquired under the Phantom Plan and outstanding options to purchase shares of our Class B common stock under our Phantom Plan will be treated in the manner set forth in the definitive transaction agreement, and the applicable provisions of the 2018 Plan shall otherwise apply to such shares and options.

Amendment and termination. The administrator may amend, suspend or terminate our Phantom Plan at any time and for any reason, subject to stockholder approval where such approval is required by applicable laws, regulations, or rules. No termination or amendment of our Phantom Plan may affect any then-outstanding award (except as otherwise provided in the Phantom Plan). The Phantom Plan shall terminate automatically 10 years after the later of (i) the date when our board of directors adopted the Phantom Plan and (ii) the date when our board of directors approved the most recent increase in the number of shares of our Class B common stock reserved for the Phantom Plan that was also approved by our stockholders.

Non-employee director compensation

The following table sets forth information regarding the compensation earned by or paid to our non-employee directors during fiscal year ended December 31, 2025 to each of our non-employee directors who served on our board of directors during 2025. Yuling Luo, Ph.D., our Chief Executive Officer and Chairman, and Shiping “Steve” Chen, Ph.D., our Chief Operating Officer, are employees, executive officers and members of our board of directors and do not receive any additional compensation for their service on the board of directors. The compensation earned by or paid to Dr. Luo and Dr. Chen as named executive officers for the fiscal year ended December 31, 2025 is set forth above under the subsection titled “—Summary compensation table for the year ended December 31, 2025.”

Name	Fees earned or paid in cash($)	Option awards($)(1)	Total($)
Daqing Cai, Ph.D.(2)	—	—	—
William Hu(2)	—	—	—
Nicholas Naclerio, Ph.D.	—	—	—
Ian W. Ratcliffe	—	—	—

(1)	As of December 31, 2025, none of our non-employee directors who served on our board of directors during 2025 held any outstanding options to purchase shares of our common stock or any other unvested stock awards.

(2)	Mr. Hu resigned from our board of directors in January 2026. Dr. Cai, a member of our board of directors, intends to resign prior to the public filing of the registration statement of which this prospectus forms a part.

We reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Ms. Chambers joined our board of directors in January 2026. In connection with Ms. Chambers’ commencement of service as a member of our board of directors, she is entitled to an annual cash retainer of $50,000, as well as an option grant to purchase 340,000 shares of our Class B common stock. One-fourth of the total shares subject to this option will vest one year after the vesting commencement date, and thereafter 1/36th of the shares subject to this option will vest on each monthly anniversary thereof, subject to Ms. Chambers’ continuous service through each such date. In the event of a Change in Control (as defined in the 2018 Plan), 100% of the then unvested shares subject to this option will vest immediately prior to the consummation of the Change in Control.

Dr. Witney joined our board of directors in January 2026. In connection with Mr. Witney’s commencement of service as a member of our board of directors, he is entitled to an annual cash retainer of $50,000, as well as an option grant to purchase 300,000 shares of our Class B common stock. One-fourth of the total shares subject to this option will vest one year after the vesting commencement date, and thereafter 1/36th of the shares subject to this option will vest on each monthly anniversary thereof, subject to Mr. Witney’s continuous service through each such date. In the event of a Change in Control (as defined in the 2018 Plan), 100% of the then unvested shares subject to this option will vest immediately prior to the consummation of the Change in Control.

We intend to adopt a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors, to be effective following the completion of this offering.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering limits the liability of our current and former directors and officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors and officers of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

•	any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	as a director, unlawful payments of dividends or unlawful stock repurchases or redemptions;

•	as an officer, derivative claims brought on behalf of the corporation by a stockholder; or

•	any transaction from which the director or officer derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or recission.

Our amended and restated certificate of incorporation will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers, and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.

We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a Rule 10b5-1 plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy and any applicable 10b5-1 guidelines.

Certain relationships and related person transactions

The following includes a summary of transactions since January 1, 2023, to which we have been a party, in which the amount involved in the transaction exceeded the lesser of $120,000 or 1% of the average of our total assets as of December 31, 2023 and 2024, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described in the sections titled “Executive and director compensation” and “Executive and director compensation—Non-employee director compensation.”

2026 convertible promissory notes financing

On January 8, 2026, we issued unsecured convertible loan notes to certain investors in an aggregate principal amount of $56.5 million. The Convertible Notes mature 18 months from the initial issuance of the notes, if not earlier converted, and, after July 31, 2026, will accrue simple interest on a daily basis at 8% per annum. Upon the closing of this offering, the Convertible Notes and any accrued but unpaid interest will automatically convert into shares of our common stock at a price per share equal to 85% of the lowest price per share for common stock sold in this offering. Based on an assumed initial public offering price of $    per share, the Convertible Notes will automatically convert into an aggregate of    shares of our common stock upon the closing of this offering without interest.

The following table summarizes the Convertible Notes purchased by holders of more than 5% of our capital stock and entities affiliated with our executive officers and members of our board of directors:

Participants(1)	Principal amount($)
Illumina Innovation Fund II, L.P.(2)	8,927,259.98
Sands Capital Life Sciences Pulse Fund II, L.P.(3)	6,625,455.38

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal stockholders.”

(2)	Nicholas Naclerio, Ph.D., a member of our board of directors, is Founding Partner of Illumina Ventures, a holder of greater than 5% of our capital stock.

(3)	Ian Ratcliffe, a member of our board of directors, is Managing Partner of Sands Capital, a holder of greater than 5% of our capital stock.

Series C convertible preferred stock financing

In February 2024, we issued and sold an aggregate of 43,004,188 shares of our Series C convertible preferred stock, at a purchase price of $2.9775 per share for aggregate proceeds of approximately $128.0 million.

The following table summarizes the Series C convertible preferred stock purchased by holders of more than 5% of our capital stock and entities affiliated with our executive officers and members of our board of directors:

Participants(1)	Shares of Series C convertible preferred stock purchased (#)	Aggregate proceeds ($)
Entities affiliated with Qiming Venture Partners(2)	8,530,645	25,399,995.50
Entities affiliated with Sherpa Healthcare Partners(3)	5,037,782	14,999,995.91
Sands Capital Life Sciences Pulse Fund II, L.P.(4)	5,037,783	14,999,998.89
Illumina Innovation Fund II, L.P.(5)	8,396,305	24,999,998.14

(1)	Additional details regarding these stockholders and their equity holdings are included in this prospectus under the section titled “Principal stockholders.”

(2)	Consists of (i) $13,839,997.64 new cash investment by Qiming Venture Partners VIII-HC, L.P. and (ii) $11,559,997.86 new cash investment by Qiming Venture Partners VIII Investments, LLC. Entities affiliated with Qiming Venture Partners collectively beneficially own more than 5% of our outstanding capital stock. William Hu, a former member of our board of directors, is a Managing Partner of Qiming Venture Partners.

(3)	Consists of (i) $7,999,997.62 new cash investment by Sherpa Healthcare Fund II, L.P. and (ii) $6,999,998.29 new cash investment by Sherpa Healthcare Co-Investment Fund, L.P. Entities affiliated with Sherpa Healthcare Partners collectively beneficially own more than 5% of our outstanding capital stock. Daqing Cai, Ph.D., a member of our board of directors, who intends to resign prior to the public filing of the registration statement of which this prospectus forms a part, is a Managing Partner of Sherpa Healthcare Partners.

(4)	Ian Ratcliffe, a member of our board of directors, is Managing Partner of Sands Capital, a holder of greater than 5% of our capital stock.

(5)	Nicholas Naclerio, Ph.D., a member of our board of directors, is Founding Partner of Illumina Ventures, a holder of greater than 5% of our capital stock.

Agreements and transactions with Attovia

We are party to several agreements with Attovia Therapeutics, Inc. (“Attovia”). Dr. Luo, our Chairman and Chief Executive Officer, has been a director of Attovia since its inception in December 2022, when we established Attovia as a wholly-owned subsidiary and granted to it certain know-how and patents in exchange for 7,437,877 shares of Attovia’s common stock.

In June 2023, we also entered into an amended and restated platform license agreement (the “License Agreement”) with Attovia. Under the License Agreement, we granted Attovia a worldwide, non-transferable, sublicensable license to use an antibody engineering platform developed by or on behalf of us (the “Attobody Platform”) within the therapeutic field (the “Attovia License”). The Attovia License allows Attovia to identify new molecules or gene codes, research, develop, manufacture and commercialize new or existing molecules or gene codes identified using the Attobody platform (“Attovia Products”), and to develop improvements to the Attobody platform. The Attovia License is exclusive with respect to our patents and patent applications, and non-exclusive with respect to our know-how. In connection with the execution of the License Agreement, Attovia issued 22,562,123 shares of its common stock to us as consideration for the Attovia License. We are further entitled to payment of up to $4.25 million per Attovia Product in aggregate milestone payments upon the closing of certain clinical and regulatory milestones. The License Agreement also requires that Attovia pay us tiered royalties in low single digit percentages on net sales of Attovia Products, subject to certain deductions, provided that if no valid claim covers an Attovia Product in a country, then the royalty percentage applicable to net sales in such country shall be reduced to percentages also in the low single digits.

In June 2023, we also entered into an intercompany agreement with Attovia, pursuant to which we provide certain non-research-based, operational services and share the usage of certain equipment and software licenses for a professional service fee under a cost-plus method (the “Intercompany Agreement”). Under the terms of the Intercompany Agreement, Attovia pays us approximately $25,000 per month in connection with the services we provide under the Intercompany Agreement, and Attovia has paid us an aggregate of approximately $    million as of December 31, 2025.

Finally, also in June 2023, we entered into a sublease agreement with Attovia (as amended, the “Sublease Agreement”), pursuant to which Attovia leased office and laboratory space in Fremont, California until March 2025. Attovia paid us approximately $1.9 million in aggregate under the Sublease Agreement for rent expense and certain rent-related charges such as common area maintenance charges and utilities.

In February 2024, we incorporated Alamar Holdco, LLC (“LLC”), a wholly-owned subsidiary, and contributed into it all owned shares of Attovia common stock in exchange for 49,339,922 Series A preferred units of LLC. On the same day, we also effected an in-kind dividend distribution of all such issued Series A preferred units of LLC to our holders of Series A-1, Series A-2, Series A-3, Series A-4, Series B and Series B-Plus convertible preferred stock on one-for-one basis. Promptly thereafter, LLC issued 25,923,346 common units to our holders of common stock and Founders Preferred Stock pro-rata to such holders’ share ownership, thereby transferring our equity investment in Attovia to LLC. Following the transfer to LLC, we do not own any shares of capital stock of Attovia.

Employment agreements and stock option grants to directors and executive officers

We have entered into employment agreements with certain of our named executive officers, and granted stock options to our named executive officers and certain of our directors, as more fully described in the section titled “Executive and director compensation.”

Investor rights, voting and right of first refusal agreements

In connection with our convertible preferred stock financings, we entered into investor rights and right of first refusal agreements, and in connection with our Convertible Notes financings, we entered into the Voting Agreement, which such agreements contain registration rights, information rights, voting rights, board representation rights, indemnification provisions and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock, including entities affiliated with Qiming Venture Partners, which are affiliated with our former director William Hu; entities affiliated with Sherpa Healthcare Partners, which are affiliated with Daqing Cai, Ph.D., a member of our board of directors who intends to resign prior to the public filing of the registration statement of which this prospectus forms a part; Sands Capital Life Sciences Pulse Fund II, L.P., which is affiliated with our director Ian Ratcliffe; Illumina Innovation Fund II, L.P., which is affiliated with our director Nicholas Naclerio, Ph.D.; and Yuling Luo, Ph.D., our Chief Executive Officer and Chairman, each of which hold greater than 5% of our outstanding capital stock, as well as Shiping “Steve” Chen, Ph.D., our Chief Operating Officer and director.

The covenants included in these stockholder agreements generally will terminate upon the closing of this offering, except with respect to registration rights, as more fully described in the section titled “Description of capital stock—Registration rights.” See also the section titled “Principal stockholders” for additional information regarding beneficial ownership of our capital stock.

Limitations on liability and indemnification agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by our board of directors. In addition, we have entered into, or intend to enter into, an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see the section titled “Executive and director compensation—Limitations of liability and indemnification matters.”

Policies and procedures for transactions with related persons

Prior to closing of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Principal stockholders

The following table sets forth information with respect to the beneficial ownership of our capital stock as of    , 2026, as adjusted to reflect the sale of our common stock offered by us in this offering, assuming no exercise of the underwriters’ option to purchase additional shares, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on     shares of common stock (which include     shares of our common stock subject to repurchase as of such date) outstanding as of    , 2026, after giving effect to the Preferred Stock Conversion, the Founders Preferred Stock Conversion, the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion (as if each had occurred as of    , 2026), each of which will occur immediately prior to the closing of the offering. Applicable percentage ownership after the offering is based on     shares of our common stock outstanding immediately after the closing of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), after giving effect to the Preferred Stock Conversion, the Founders Preferred Stock Conversion, the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion (as if each had occurred as of    , 2026), each of which will occur immediately prior to the closing of the offering. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of    , 2026. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Alamar Biosciences, Inc., 47071 Bayside Parkway, Fremont, California 94538.

	Beneficial ownership prior to this offering		Beneficial ownership after this offering
Name of beneficial owner	Number of shares beneficially owned	Percentage of beneficial ownership	Number of shares beneficially owned	Percentage of beneficial ownership

5% and greater stockholders:
Entities affiliated with Qiming Venture Partners		%		%
Illumina Innovation Fund II, L.P.		%		%
Entities affiliated with Sherpa Healthcare Partners		%		%
Sands Capital Life Sciences Pulse Fund II, L.P.		%		%

Named executive officers and directors:
Yuling Luo, Ph.D.		%		%
Justin McAnear		%		%

	Beneficial ownership prior to this offering		Beneficial ownership after this offering
Name of beneficial owner	Number of shares beneficially owned	Percentage of beneficial ownership	Number of shares beneficially owned	Percentage of beneficial ownership
Shiping “Steve” Chen, Ph.D.		%		%
Rebecca Chambers		%		%
Nicholas Naclerio, Ph.D.		%		%
Ian W. Ratcliffe		%		%
Frank R. Witney, Ph.D		%		%
All directors and executive officers as a group (8 persons)		%		%

*	Represents beneficial ownership of less than 1%.

Description of capital stock

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective immediately prior to the closing of this offering, our investors’ rights agreement and relevant provisions of Delaware General Corporation Law (“DGCL”). The descriptions herein are summaries qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws and investors’ rights agreement, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of DGCL. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will be in effect on the closing of this offering.

Upon the filing of our amended and restated certificate of incorporation and the closing of this offering, our authorized capital stock will consist of     shares of common stock, $0.0001 par value per share, and      shares of preferred stock, $0.0001 par value per share.

As of December 31, 2025, after giving effect to the Preferred Stock Conversion, the Founders Preferred Stock Conversion, the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion (as if each had occurred as of December 31, 2025), we had     shares of common stock outstanding.

Common stock

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. See the section titled “Dividend policy” for further information.

Liquidation

In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights, preferences and privileges

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully paid and nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred stock

As of December 31, 2025, there were     shares of convertible preferred stock outstanding and    shares of Founders Preferred Stock outstanding, held of record by    stockholders. All of the outstanding shares of convertible preferred stock will automatically convert into    shares of our common stock and all of the outstanding shares of Founders Preferred Stock will automatically convert into    shares of our common stock, each immediately prior to the closing of this offering.

Under our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to    shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock options

As of December 31, 2025, after giving effect to the Common Stock Redesignation (as if it had occurred as of December 31, 2025), there were (i) options to purchase     shares of common stock outstanding under our 2018 Plan, at a weighted-average exercise price of $    per share and (ii) phantom options to purchase     shares of common stock issuable upon conversion of phantom shares outstanding under our Phantom Plan, at a weighted-average exercise price of $ per share. For information regarding the terms of our equity incentive plans, see the section titled “Executive and director compensation—Equity benefit plans.”

Common Warrants

As of December 31, 2025, we had (i) a warrant to purchase 203,506 shares of Class B common stock at $1.38 per share issued to SVB in July 2024, expiring July 2034, and (ii) a warrant to purchase 69,362 shares of Class B common stock at $1.73 per share issued to SVB in September 2025, expiring September 2035 (together, the “Common Warrants”).

Series C Warrant

As of December 31, 2025, we had an outstanding warrant to purchase an aggregate of 75,567 shares of our Series C convertible preferred stock, with an exercise price of $2.9775 per share. The warrant was issued in June 2022 in connection with a credit facility with Hercules Capital. Upon the closing of this offering, the Series C Warrant will be automatically converted into a warrant to purchase an equivalent number of shares of our Class B common stock (to be subsequently redesignated as common stock), with an exercise price of $2.9775 per share.

Convertible Notes

On January 8, 2026, we issued unsecured convertible loan notes to certain investors in an aggregate principal amount of $56.5 million. The Convertible Notes mature 18 months from the initial issuance of the notes, if not earlier converted, and, after July 31, 2026, will accrue simple interest on a daily basis at 8% per annum. Upon the closing of this offering, the Convertible Notes and any accrued but unpaid interest will automatically convert into shares of our common stock at a price per share equal to 85% of the lowest price per share for common stock sold in this offering. Based on an assumed initial public offering price of $    per share, the Convertible Notes will automatically convert into an aggregate of    shares of our common stock upon the closing of this offering without interest.

Registration rights

Upon the closing of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of common stock that will be issued upon the conversion of our convertible preferred stock and our Class A common stock in connection with this offering, and shares issuable upon exercise of the Series C Warrant, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of an investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than three years after the closing of this offering.

Demand registration rights

Upon the closing of this offering, holders of an aggregate of     shares of our common stock will be entitled to certain demand registration rights. At any time beginning six months after the closing of this offering, the holders of 25% of these shares may request that we register all or a portion of their shares. We are not required to effect more than two registration statements that are declared or ordered effective. Such request for registration must cover shares with an anticipated aggregate offering price of at least $15 million. With certain exceptions, we are not required to effect the filing of a registration statement during the period starting on the date 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, the registration statement for this offering.

Piggyback registration rights

In connection with this offering, the holders of an aggregate of     shares of our common stock were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 registration rights

Upon the closing of this offering, holders of an aggregate of    shares of our common stock will be entitled to certain Form S-3 registration rights. Holders of 30% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate net proceeds of the shares offered would equal or exceed $10 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-takeover effects of provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation or any direct or indirect majority-owned subsidiary of the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder (in one transaction or a series of transactions);

•

subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested stockholder;

•

any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of      determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Amended and restated certificate of incorporation and amended and restated bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the closing of this offering may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•

permit our board of directors to issue, without further action by the stockholders, up     to     shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control) that may be senior to our common stock;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the common stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes with each class serving three-year staggard terms;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•

do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•

provide that special meetings of our stockholders may be called only by the chair of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Limitations on liability and indemnification

See the section titled “Executive and director compensation—Limitations of liability and indemnification matters.”

Exchange listing

Our common stock is currently not listed on any securities exchange. We intend to apply to list our common stock on    under the symbol “ALMR,” and this offering is contingent upon obtaining such listing approval.

Transfer agent and registrar

The transfer agent and registrar for our common stock immediately prior to the closing of this offering will be    . The transfer agent and registrar’s address is    .

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future. Although we intend to apply to have our common stock listed on    , we cannot assure you that there will be an active public market for our common stock.

Following the closing of this offering, based on the number of shares of our common stock (including shares of our common stock subject to repurchase) outstanding as of December 31, 2025 and assuming (i) the issuance of    shares of common stock in this offering, (ii) the Preferred Stock Conversion, the Founders Preferred Stock Conversion, the Class A Conversion, the Common Stock Redesignation and the Convertible Notes Conversion (as if each had occurred as of December 31, 2025) and (iii) no exercise of the underwriters’ option to purchase additional shares, we will have an aggregate of approximately    shares of common stock outstanding.

Of these shares, all shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares of common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”) or any shares subject to lock-up agreements. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining shares of common stock outstanding after this offering will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act (“Rule 701”), each of which is summarized below and, if subject to lock-up agreements, may only be sold after the expiration of the 180-day lock-up period. We expect that substantially all of these shares will be subject to a 180-day lock-up period under the lock-up and market stand-off agreements described below.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may also be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition, investment or other transaction.

In addition, shares of common stock that are either subject to outstanding options or warrants or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of

Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates will be entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•

the average weekly trading volume in our common stock on    during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale, provided in each case that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below and in the section titled “Underwriting.”

Form S-8 registration statements

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under the 2018 Plan, the 2026 Plan and the ESPP. We expect to file the registration statement covering shares offered pursuant to these stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Lock-up agreements

We, our directors, executive officers and the holders of substantially all of our equity securities, have agreed with the underwriters that for a period of 180 days after the date of this prospectus, subject to specified exceptions as detailed further in the section titled “Underwriting,” we or they will not, except with the prior

written consent of    , offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to sale of or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request or demand that we file a registration statement related to our common stock, or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock. Substantially all of our optionholders are subject to a market stand-off agreement with us which imposes similar restrictions.

Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See the sections titled “—Registration rights” below and “Description of capital stock—Registration rights.”

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Registration rights

Upon the closing of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, holders of an aggregate of    shares of our common stock, which includes all of the shares of common stock that will be issued upon the conversion of our Class A common stock and convertible preferred stock in connection with this offering, and shares issuable upon exercise of the Series C Warrant, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares subsequently purchased by affiliates. See the section titled “Description of capital stock—Registration rights” for additional information.

After to the closing of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Material U.S. federal income tax consequences to non-U.S. holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of any alternative minimum tax, the special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended (the “Code”), or the Medicare contribution tax on net investment income, and does not deal with state or local taxes, U.S. federal gift or estate tax laws, or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.

This discussion is limited to Non-U.S. Holders that purchase our common stock pursuant to this offering and that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:

•	insurance companies, banks, and other financial institutions;

•	tax-exempt organizations (including private foundations) and tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	non-U.S. governments and international organizations;

•	dealers and traders in securities;

•	certain former citizens or long-term residents of the United States;

•	persons that own, or are deemed to own, more than 5% of our common stock;

•	persons that hold our indebtedness that is repaid or converted into shares of our common stock in connection with this offering;

•

“controlled foreign corporations,” as defined in Section 957 of the Code, “foreign controlled foreign corporations,” as defined in Section 951B of the Code, “passive foreign investment companies,” as defined in Section 1297 of the Code, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	corporations organized outside of the United States, any state thereof, or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes;

•	persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	partnerships and other pass-through entities or arrangements, and investors therein (regardless of their places of organization or formation).

Such Non-U.S. Holders subject to special treatment under the Code are urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them of the ownership and disposition of our common stock.

Furthermore, the discussion below is based upon the provisions of the Code, U.S. Treasury regulations promulgated thereunder (“Treasury Regulations”), judicial decisions, published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect on the date of this prospectus. These authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations that could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES, ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

A “U.S. Holder” is a beneficial owner of our common stock that is or is treated as, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) whose administration is subject to the primary supervision of a court within the United States and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that is neither a U.S. Holder nor an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes.

If you are an individual who is not a U.S. citizen, you may be deemed to be a resident of the United States (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

As discussed in the section titled “Dividend policy,” we do not anticipate paying any dividends on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions made to a Non-U.S. Holder will constitute dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain realized on the sale or exchange of our common stock as described below under the section titled “—Gain on disposition of our common stock.”

Any distribution on our common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to withholding tax at a 30% rate on the gross amount of the dividend, or such lower rate as may be specified by an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. To obtain a reduced rate of withholding tax under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN (in the case of individuals), IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that income tax treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds our common stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your own tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI (or applicable successor form), stating that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to such Non-U.S. Holder’s permanent establishment in the United States), is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of the branch profits tax and any applicable income tax treaties that may provide for different rules.

See also the section titled “—Foreign accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.

Gain on disposition of our common stock

Subject to the discussions below under the sections titled “—Backup withholding and information reporting” and “—Foreign accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that the Non-U.S. Holder maintains in the United States), (ii) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period in the common stock.

If you are a Non-U.S. Holder, gain described in clause (i) above will be subject to U.S. federal income tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to U.S. persons subject to an applicable income tax treaty providing otherwise. If you are a corporate Non-U.S. Holder, gain described in clause (i) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in clause (ii) above, you will be required to pay a flat 30% tax on the gain derived from the sale (or such lower rate as may be specified by an applicable income tax treaty), which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to clause (iii) above, in general, we would be a “United States real property holding corporation” if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our worldwide real property and our other assets that are used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a “United States real property holding corporation”. However, there can be no assurance that we will not become a “United States real property holding corporation” in the future. Even if we are treated as a “United States real property holding corporation”, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (i) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than 5% of our common stock at all times within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period and (ii) our common stock is regularly traded on an established securities market for purposes of the relevant rules. There can be no assurance that our common stock will qualify as regularly traded on an established securities market for this purpose. If we are treated as a “United States real property holding corporation” and the exception described in the previous two sentences does not apply, gain realized by a Non-U.S. Holder on a disposition of our common stock generally will be subject to U.S. federal income tax at the regular U.S. federal income tax rates applicable to U.S. persons.

Non-U.S. Holders should consult their tax advisors regarding the U.S. tax consequences of the ownership and disposition of our common stock, including any applicable income tax treaty that may provide for different rules.

Backup withholding and information reporting

Generally, we or an applicable withholding agent must report information to the IRS with respect to any distributions we pay on our common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments on our common stock or the proceeds from a sale or other disposition of our common stock to a Non-U.S. Holder also may also be subject to U.S. backup withholding, unless certain certification requirements are met. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person. Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your own tax advisor to determine whether you are able to obtain a tax refund or credit of any overpaid amount.

Foreign accounts

In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments, including dividends on our common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as specifically defined for purposes of FATCA), unless (i) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as specifically defined for purposes of FATCA) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The 30% federal withholding tax described in this paragraph is not generally subject to reduction under income tax treaties with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% tax on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Although the Code provides that FATCA withholding generally also will apply to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations have been released that, if finalized in their present form, would eliminate the FATCA withholding of 30% applicable to gross proceeds from sales or other dispositions of our common stock (other than amounts treated as dividends). The preamble to the proposed Treasury Regulations states that taxpayers generally may rely on them until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

Underwriting

We are offering the shares of our common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc., TD Securities (USA) LLC, Leerink Partners LLC and Stifel, Nicolaus & Company, Incorporated are acting as joint book-running managers of the offering. J.P. Morgan Securities LLC, BofA Securities, Inc. and TD Securities (USA) LLC are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
TD Securities (USA) LLC
Leerink Partners LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters are committed to purchase all the shares of our common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to      additional shares of our common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of our common stock less the amount paid by the underwriters to us per share of our common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $    . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $    .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of our common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering. The restrictions on our actions, as described above, do not apply to certain transactions, including    .

Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock (including, without limitation, shares of our common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the shares of our common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers or dispositions of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will, other testamentary document or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a corporation, partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to partners, direct or indirect members, shareholders or other equity holders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale or transfer of lock-up securities acquired (A) from the underwriters in this offering if the lock-up party is not a director or officer or (B) in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to an agreement under which the Company has the option to repurchase shares or a right of first refusal (xii) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the conversion or redesignation of a class or series of our common stock into another class or series of common stock; and (e) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC and BofA Securities, Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing/quotation on    under the symbol “ALMR.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares of our common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on    , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for the shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Notice to prospective investors in Canada

The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of our common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that offers of shares of our common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that (i) no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and (ii) each person who initially acquires any shares of our common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of our common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that such shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of our common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any such shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares of our common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to such shares which is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that such shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation (as defined below);

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act of 2000 (FSMA),

provided that no such offer of shares of our common stock shall require the company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any such shares to be offered so as to enable an investor to decide to purchase or subscribe for any such shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within

Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of our common stock in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Switzerland

No shares of our common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of our common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (FinSA):

(a)	to any person which is a professional client as defined under the FinSA;

(b)	to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of shares of our common stock shall require the company or any underwriter to publish a prospectus pursuant to Article 35 FinSA.

The shares of our common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the shares of our common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this prospectus nor any other offering or marketing material relating to the shares of our common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in Australia

This prospectus:

(a)	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

(b)	has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

(c)	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares of our common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy such shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any such shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of our common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of our common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock, you undertake to us that you will not, for a period of 12 months from the date of issue of such shares, offer, transfer, assign or otherwise alienate such shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares of our common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan. Accordingly, none of the shares of our common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act of Japan and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each book-running manager has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each book-running manager has represented and agreed that it has not offered or sold any shares of our common stock or caused such shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of our common stock or cause such shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, whether directly or indirectly, to any person in Singapore other than:

(a)	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the People’s Republic of China (PRC) and the shares of our common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares of our common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and such shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of our common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares of our common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of such shares. By the purchase of the shares of our common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased such shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of our common stock has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may such shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares of our common stock, as principal, if the offer is on terms that such shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares of our common stock is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares of our common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of our common stock in Taiwan.

Notice to prospective investors in Bermuda

Shares of our common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (the “CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this prospectus and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.

Notice to prospective investors in the Dubai International Financial Centre (the “DIFC”)

This prospectus relates to an Exempt Offer in accordance with and as defined in the Markets Law, DIFC Law No. 1 of 2012, as amended. This prospectus is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (the “DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares of our common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority or the DFSA.

Notice to prospective investors in the British Virgin Islands

The shares of our common stock are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the company. The shares of our common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of shares of our common stock in South Africa. Accordingly, this prospectus does not, nor is it intended to, constitute a “registered prospectus” (as defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of our common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a): the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorized financial service providers under South African law;

(v)	financial institutions recognized as such under South African law;

(vi)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the persons in (i) to (vi); or

Section 96 (1) (b): the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Legal matters

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of partners and associates of Cooley LLP, beneficially owns an aggregate of      shares of our common stock issuable upon conversion of $166,666.67 aggregate principal amount of our Convertible Notes, based on an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover page of this prospectus), which conversion will occur automatically upon the closing of this offering without interest.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2024 and for the year then ended as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.alamarbio.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.

Alamar Biosciences, Inc.

Report of independent registered accounting firm

To the Stockholders and the Board of Directors

Alamar Biosciences, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Alamar Biosciences, Inc. (the Company) as of December 31, 2024, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2024.

San Jose, California

January 9, 2026

Alamar Biosciences, Inc.

Consolidated balance sheet

(in thousands, except share and per share data)	December 31, 2024

ASSETS

Current Assets
Cash and cash equivalents	$26,770
Short-term investments	52,588
Accounts receivable	6,648
Inventory	14,408
Contract assets	413
Net investment in sales-type lease	261
Prepaid expenses and other current assets	5,609

Total current assets	106,697
Restricted cash	4,907
Property and equipment, net	7,523
Operating lease right-of-use assets	27,574
Capitalized software, net	2,044
Other assets—noncurrent	766

Total assets	$149,511

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current Liabilities
Accounts payable	$6,187
Accrued liabilities	8,493
Short-term operating lease liabilities	1,911

Total current liabilities	16,591
Long-term operating lease liabilities	31,190
Warrant liabilities	145

Total liabilities	47,926
Commitments and contingencies (Note 12)
Convertible preferred stock, $0.0001 par value; 92,419,678 shares authorized at December 31, 2024; 92,344,110 shares issued and outstanding at December 31, 2024; aggregate liquidation preference of $248,345	234,996

Stockholders’ Deficit
Founders preferred stock, $0.0001 par value; 1,182,000 shares authorized at December 31, 2024, 1,182,000 shares issued and outstanding at December 31, 2024	—
Common stock, $0.0001 par value; 164,558,000 shares authorized at December 31, 2024; 26,816,556 shares issued and outstanding at December 31, 2024; shares outstanding include 39,781 shares issued but subject to vesting as of December 31, 2024	2
Additional paid-in capital	5,394
Accumulated other comprehensive income	149
Accumulated deficit	(138,956)

Total stockholders’ deficit	(133,411)

Total liabilities, convertible preferred stock and stockholders’ deficit	$149,511

See accompanying notes to consolidated financial statements.

Alamar Biosciences, Inc.

Consolidated statement of operations

(in thousands, except share and per share data)	Year ended December 31, 2024

Revenue:
Product revenue	$16,370
Service revenue	8,772

Total revenue	25,142

Cost of revenue:
Cost of product revenue	14,273
Cost of service revenue	2,262

Total cost of revenue	16,535

Gross profit	8,607

Operating expenses:
Research and development	39,234
Selling, general and administrative	18,941

Total operating expenses	58,175

Loss from operations	(49,568)
Interest income, net	4,675
Interest expense	(2,078)
Other expense, net	(89)

Net loss before income tax	(47,060)
Provision for income taxes	13

Net loss	$(47,073)

Net loss per share, basic	$(1.82)

Net loss per share, diluted	$(1.90)

Net loss attributable to common stockholders, basic	$(46,269)

Net loss attributable to common stockholders, diluted	$(54,739)

Weighted-average common shares outstanding, basic	25,441,619

Weighted-average common shares outstanding, diluted	28,751,823

See accompanying notes to consolidated financial statements.

Alamar Biosciences, Inc.

Consolidated statement of comprehensive loss

(in thousands)	Year ended December 31, 2024
Net loss	$(47,073)

Other comprehensive income (loss):
Currency translation adjustment	(1)
Unrealized gain on available-for-sale debt securities	150

Comprehensive loss	$(46,924)

See accompanying notes to consolidated financial statements.

Alamar Biosciences, Inc.

Consolidated statement of convertible preferred stock and stockholders’ deficit

	Convertible preferred stock		Founders preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholders’ deficit
(in thousands, except share data)	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2024	49,339,922	$120,331	1,182,000	$—	24,741,346	$2	$2,416	$—	$(92,215)	$(89,797)
Proceeds from issuance of Series C convertible preferred stock, net of issuance costs	43,004,188	127,477	—	—	—	—	—	—	—	—
Extinguishment and reissuance of Series B and B-Plus convertible preferred stock upon distribution of investment in Attovia and change of liquidation preference of preferred stock	—	(12,812)	—	—	—	—	—	—	332	332
Issuance of common stock upon exercise of stock options	—	—	—	—	1,395,331	—	940	—	—	940
Issuance of common stock in lieu of cash compensation	—	—	—	—	679,879	—	938	—	—	938
Stock-based compensation	—	—	—	—	—	—	873	—	—	873
Issuance of common stock warrants in connection with term loan	—	—	—	—	—	—	227	—	—	227
Net loss	—	—	—	—	—	—	—	—	(47,073)	(47,073)
Other comprehensive income	—	—	—	—	—	—	—	149	—	149
Balance at December 31, 2024	92,344,110	$234,996	1,182,000	$—	26,816,556	$2	$5,394	$149	$(138,956)	$(133,411)

See accompanying notes to consolidated financial statements.

Alamar Biosciences, Inc.

Consolidated statement of cash flows

(in thousands)	Year ended December 31, 2024

Cash flows from operating activities:
Net loss	$(47,073)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	3,194
Stock-based compensation	873
Accretion and amortization of premiums and discounts on investments, net	(1,893)
Non-cash operating lease costs	1,582
Amortization of debt issuance costs	82
Change in fair value of warrant liabilities	10
Changes in assets and liabilities:
Accounts receivable	(4,684)
Inventory	(8,753)
Contract assets	(413)
Net investment in sales-type lease	(261)
Prepaid expenses and other current assets	(2,246)
Other noncurrent assets	(414)
Accounts payable	2,917
Operating lease liabilities	(1,623)
Accrued expenses and other long-term liabilities	3,488

Net cash used in operating activities	(55,214)

Cash flows from investing activities:
Purchases of short-term investments	(92,529)
Maturities of short-term investments	36,000
Sales of short-term investments	5,984
Purchases of property and equipment	(2,948)
Capitalized software development costs	(440)

Net cash used in investing activities	(53,933)

Cash flows from financing activities:
Principal payment of debts	(15,000)
Proceeds from issuance of Series C Preferred Stock, net of issuance costs	127,477
Proceeds from issuance of common stock upon exercise of stock options	940

Net cash provided by financing activities	113,417

Net increase in cash, cash equivalents and restricted cash	4,270
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(1)
Cash, cash equivalents and restricted cash at beginning of year	27,408

Cash, cash equivalents and restricted cash at end of year	$31,677

Supplemental disclosure of cash-flow information:
Cash paid for interest	$2,052

Noncash investing and financing items:
Non-cash distribution of Attovia stock	12,480

Issuance of common stock in lieu of cash compensation	938

See accompanying notes to consolidated financial statements.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

1. Description of business and basis of presentation

Organization and description of business—Alamar Biosciences, Inc. (the “Company”) was incorporated in the State of Delaware on May 7, 2018, and is based in Fremont, California. The Company develops a highly sensitive proteomic liquid biopsy platform and sells instruments, consumables and services based on this platform to enable early detection of diseases. The Company marked 2024 as the first full year of commercialization.

As of December 31, 2024, the Company had one wholly-owned subsidiary, Alamar Biosciences Europe S.r.l, located in Italy.

Basis of presentation—The Company’s financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Principles of consolidation—The accompanying consolidated financial statements include the accounts of the Company and its subsidiary as of December 31, 2024. All significant intercompany balances and transactions have been eliminated in consolidation.

Risks and uncertainties—The Company is subject to certain risks and uncertainties, including but are not limited to the following areas: dependence on key personnel, existing competitors or new market entrants, and dependence upon the availability of cash to sustain operations. The Company’s financial position or operating results may be materially affected by the foregoing factors.

Liquidity—The Company has sustained operating losses and expects to continue to generate operating losses for the foreseeable future. Since inception through December 31, 2024, the Company has incurred cumulative net losses of $139.0 million. As of December 31, 2024, the Company had unrestricted cash and cash equivalents of $26.8 million, short-term investments of $52.6 million and unused term loan facility balance totaling $45.0 million with Silicon Valley Bank, a division of First Citizens Bank (“SVB”). The Company believes that its cash and cash equivalents at December 31, 2024, available borrowings on its Term Loan, and the gross proceeds from the convertible notes issued in January 2026 (see Note 17 - Subsequent Events, for further details) will be sufficient to allow the Company to fund its current operations during the 12 months from the date the consolidated financial statements are issued.

2. Summary of significant accounting policies

Use of estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, disclosure of contingent liabilities, and the reported amounts of revenue and expense. These judgments, estimates and assumptions are used for, but not limited to, revenue recognition, the estimates of the fair values of convertible preferred stock and common stock, stock-based compensation, inventory, expected credit losses, accrued liabilities, the fair value of warrant liability, discount rate associated with the leases, the estimates of the warranty expenses, and the valuation of allowances associated with deferred tax assets. The Company bases its estimates on various factors and information, which may include, but are not limited to, history and prior experience, the Company’s forecasts and future plans, current economic conditions and information from third-party professionals that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the

Alamar Biosciences, Inc.

Notes to consolidated financial statements

carrying value of assets and liabilities and recorded amounts of expenses that are not readily apparent from other sources. To the extent there are material differences between the Company’s estimates and the actual results, the Company’s future consolidated results of operations may be affected.

Segments—The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer, who manages the business globally within one operating and reportable segment. The segment focuses on developing a highly sensitive proteomic liquid biopsy platform and sells instruments, consumables, and services based on this platform to enable early detection of diseases. The CODM reviews and evaluates operating performance based on consolidated net loss, which is reported on the consolidated statements of operations. The CODM manages operations on a consolidated basis for the purposes of allocating resources, making operating decisions, and evaluating financial performance. Assets, measures of profitability and significant segment expenses reviewed by the CODM are consistent with the presentation and disclosure in these consolidated financial statements.

Cash and cash equivalents—The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. As of December 31, 2024, cash and cash equivalents consisted of cash deposited with banks, money market funds and US treasury securities.

Restricted cash—Restricted cash consists of cash and cash equivalents held in a bank deposit account to secure a standby letter of credit from JPMorgan Chase Bank in lieu of security deposit for the lease of the Company’s current facility.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheet that sum totals of the same amounts shown in the consolidated statement of cash flows (in thousands):

December 31, 2024
Cash and cash equivalents	$26,770
Restricted cash	4,907

Total cash, cash equivalents and restricted cash	$31,677

Short-term investments—The Company’s investments consist of marketable debt securities which have been classified as available-for-sale and are carried at estimated fair value as determined based upon quoted market prices or pricing models for similar securities. Short-term investments consist of highly liquid investments which will mature within the next 12 months. Management determines the appropriate classification of its marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date. Unrealized gains and losses on these securities are included as a separate component of accumulated other comprehensive gain or loss. Realized gains and losses are included in interest income, net. Interest earned on investments is included in interest income, net. The cost of securities sold is based on the specific identification method. The Company does not have any available-for-sale debt securities with maturity dates beyond 12 months.

Short-term investments which include U.S. Treasury securities are valued using observable inputs from similar assets, or from observable data in markets that are not active; these assets are classified as Level 2 of the fair value hierarchy.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

For short-term investments in an unrealized loss position, the Company periodically assesses its portfolio for impairment. If the Company intends or may be required to sell the available-for-sale debt securities prior to maturity, the amortized cost basis is reduced to fair value with the loss recognized in other expense, net. Otherwise, the Company evaluates whether a credit loss exists by considering information about the collectability of the instrument, current market conditions and reasonable and supportable forecasts of economic conditions. The Company recognizes an allowance for credit losses, up to the amount of the unrealized loss with the provision presented in other expense, net. Any remaining unrealized losses are recognized in other comprehensive income (loss). At December 31, 2024, there were no unrealized losses on the Company’s available-for-sale securities and, accordingly, no credit loss reserves were recognized.

Refer to Fair Value Measurements section for more information on the Company’s short-term investments.

Concentration of credit risk—Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Cash is invested in accordance with the Company’s investment policy, which includes guidelines intended to minimize and diversify credit risk. Most of the Company’s investments are not federally insured. The Company has credit risk related to the collectability of its accounts receivable. The Company performs initial and ongoing evaluations of its customers’ credit history or financial position and generally extends credit on account without collateral. The Company has not experienced any significant credit losses to date.

Business concentrations—The Company’s instruments and subcomponents are primarily sourced from third party contract manufacturers. The Company is reliant on several suppliers for key components consumables. A significant disruption in the supply chain may impact the production of the Company’s products for a substantial period of time and could have a material adverse effect on its business, financial condition and results of operations.

Accounts receivable—Accounts receivable consists of amounts due from customers for the sales of products and services. The Company regularly evaluates the collectability of its trade receivable balances based on a combination of factors. When a customer’s account becomes past due, dialogue is initiated with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to us, such as in the case of a bankruptcy filing, deterioration in the customer’s operating results, financial position, or other material events impacting its business, a specific reserve is recorded for bad debts to reduce the related receivable to the amount expected to be recovered, given all information presently available. Except for this allowance, the Company believes its receivables are collectible. Delinquency of accounts receivable is determined based on contractual terms, customer payment history, and current creditworthiness.

The Company determined that no reserve of the outstanding accounts receivable balance was required to cover unexpected credit losses as of December 31, 2024. During the year ended December 31, 2024, the Company did not write off any accounts receivable considered to be uncollectible.

During the year ended December 31, 2024, no customer represented 10% or more of total revenue.

As of December 31, 2024, one customer represented 10% or more of net accounts receivable.

Inventory—The Company values inventory at the lower of cost or net realizable value and determines the cost of inventory using the first-in, first-out (FIFO) method. Cost consists primarily of material, labor and

Alamar Biosciences, Inc.

Notes to consolidated financial statements

manufacturing overhead expenses (including fixed production-overhead costs). Manufacturing overhead is predominantly comprised of labor and facility costs and is capitalized into inventory based on a FIFO method.

Contract assets—Contract assets represent the Company’s right to consideration for goods or services transferred to a customer, but where the right to payment is conditional on something other than the passage of time (such as the completion of another performance obligation). Contract assets are presented on the balance sheet as a separate line item under current assets.

Property and equipment—Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of estimated useful lives of the assets, or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the consolidated balance sheet, and the resulting gain or loss is reflected in the consolidated statement of operations.

Impairment of long-lived assets—The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset. As of December 31, 2024, the Company has not experienced any impairment losses on its long-lived assets.

Leases—At inception of a contract, the Company determines whether an arrangement is or contains a lease. For each lease, the Company determines the classification as either an operating lease or a finance lease. At the commencement date of a lease, the Company recognizes a lease asset for its right to use the underlying asset and a lease liability for the corresponding lease obligation. Operating leases are included in operating lease right-of-use assets and operating lease liabilities, short-term and long-term in the consolidated balance sheet as of December 31, 2024. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the net present value of lease payments, the Company uses its incremental borrowing rate based on the information available at the lease commencement date. The incremental borrowing rate represents the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of a lease. The Company considers a lease term to be the noncancelable period that it has the right to use the underlying asset, including any period where it is reasonably assured the Company will exercise the option to extend the contract.

Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.

For its existing classes of assets, the Company elected to account for lease and non-lease components as a single lease component. The Company has also elected not to recognize right-of-use assets and lease liabilities for leases with a term of 12 months or less. Fixed lease payments on operating leases are recognized on a straight-line basis over the expected lease term. Variable lease expenses that are not considered fixed are recognized as incurred.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

For sales-type leases of its instruments in which the Company is the lessor, the Company recognizes profit at the commencement date and interest income from its sales-type leases over the lease term using the effective interest method. As of December 31, 2024, the Company has no material sales-type leases.

Software development costs—Costs to develop software for use in research and development activities with no alternative future use are charged to expense when incurred. The Company capitalizes certain costs incurred during the application development phase for other internal-use software. The Company has gross capitalized development costs of $2.9 million as of December 31, 2024 and amortizes these costs over an estimated useful life of three years. During the year ended December 31, 2024, the Company recorded amortization expense of $0.9 million. As of December 31, 2024, the balance of unamortized capitalized software costs was $2.0 million.

Software embedded in the ARGO HT System is considered software that is sold or otherwise marketed. Accordingly, the Company expenses development costs as incurred prior to establishing technological feasibility of the software. To date, no material costs have been incurred subsequent to establishment of technological feasibility.

Convertible preferred stock—The Company records all shares of Preferred Stock, as defined below, at their respective fair values on the dates of issuance, less issuance costs. The holders of the Preferred Stock have no voluntary rights to redeem shares. A liquidation or winding up of the Company, a change in control, or a sale of substantially all of the Company’s assets would constitute a redemption event which may be outside of the Company’s control. Accordingly, these shares are considered contingently redeemable and are classified as temporary equity on the consolidated balance sheet. The carrying value of the Preferred Stock has not been adjusted to its redemption value because redemption was not probable as of the balance sheet date presented. The carrying value of the Preferred Stock will be adjusted to its redemption value if redemption becomes probable in the future.

Fair value measurements—The Company accounts for assets and liabilities carried at fair value in accordance with Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tiered fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3—Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

Revenue recognition—The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, and related accounting standard updates (“ASUs”), which provide supplementary guidance, and clarifications. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

The Company determines revenue recognition through the following steps:

1.	Identification of the contract, or contracts, with a customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price;
4.	Allocation of the transaction price to the performance obligations in the contract; and
5.	Recognition of revenue when, or as, the Company satisfies a performance obligation.

As part of its assessment of each contract, the Company evaluates certain factors including the customer’s ability to pay, or credit risk. For each contract, the Company considers the promises to transfer products, each of which is distinct, to be the identified performance obligations. In determining the transaction price, the price stated on the purchase order is typically fixed and represents the net consideration which the Company expects to be entitled to, and therefore there is no variable consideration. The Company allocates the transaction price to each distinct product based on its relative standalone selling price. The Company determines standalone selling price using internal costs, profit objectives, and historical pricing practices with consideration of current market conditions. If the product or service has no history of sales or if the sales volume is not sufficient, the Company relies upon prices set by management, adjusted for applicable discounts. Our revenue arrangements generally do not provide a right of return. The payment term is usually net 30 days.

The Company generates revenue from sales of its analytical research equipment along with related reagents. The Company also recognizes service revenue under its Technology Access Program and maintenance contracts. The Company recognizes revenue from these revenue streams as follows:

•

Sale of ARGOTM HT instruments—The ARGO HT System is a fully automated, high-throughput precision proteomics instrument which facilitates the analysis of large sets of biological samples. Revenue from the sale of ARGO HT instruments is generally recognized upon delivery to the end customer.

•

Sale of reagent kits and other consumables—The reagents used to run on the ARGO HT System are specialized and proprietary and can be provided to the customers only by the Company. Revenue from the sale of reagent kits and other consumables is generally recognized upon shipment.

•

Technology Access Program (“TAP”)—TAP provides customers the opportunity to ship samples to be tested at the Company’s lab using either NULISA multiplex or single-plex assays, and analytical reports are delivered via an electronic file. Revenue from TAP services is generally recognized when the analysis data is made available to the customer.

•

Sale of maintenance contracts—The Company typically provides a one-year limited warranty for the ARGO HT System. After expiration of the initial warranty period, the Company offers a further 12-month maintenance contract, which can be purchased separately or together with the ARGO HT System. Revenue from these maintenance contracts is recognized as the services are rendered, typically ratably over the contract term. As of December 31, 2024, no material amounts had been recognized as revenue under maintenance contracts.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

Deferred revenue—Deferred revenue consists of payments received in advance of revenue recognition primarily related to service agreements, also referred to as warranties. Revenue under these agreements is recognized over the related service period. Deferred revenue is presented as a component of accrued liabilities in the consolidated balance sheet.

Cost of revenue—Product cost of revenue reflects manufacturing costs incurred in the production process of the Company’s instruments and consumables, including personnel and related costs, third party manufacturing costs, costs of component materials, labor and overhead, packaging and delivery costs, royalty payments, inventory valuation adjustments, and allocated costs including facilities and information technology.

Service cost of revenue includes the direct costs of components used in support, repair and maintenance of customer instruments as well as the cost of personnel, materials, shipping and support infrastructure necessary to support the Company’s installed customer base.

Shipping and handling costs—Charges to customers for shipping and handling charged are included in the transaction price and recorded as revenue. Shipping and handling costs are included in the Company’s cost of revenue.

Research and development—Research and development costs consist primarily of salaries and benefits, occupancy, materials and supplies, contracted research, consulting arrangements, laboratory supplies, and other expenses incurred in the pursuit of the Company’s research and development programs. Research and development costs are expensed as incurred.

Advertising costs—Advertising costs consist primarily of expenses for advertising, promotional materials, tradeshows, brochures and websites and are expensed as incurred. Advertising costs totaled $0.9 million for the year ended December 31, 2024.

Stock-based compensation—The Company records stock-based compensation expense for share-based payment awards based on their grant date fair value which is estimated using the Black-Scholes option-pricing model. The fair value of share-based payment awards is recognized as compensation expense on a straight-line basis over the requisite service period in which the awards are expected to vest and forfeitures are recognized as they occur.

The Black-Scholes model considers several variables and assumptions in estimating the fair value of share-based payment awards. These variables include the per share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected annual dividend yield, and the expected stock price volatility over the expected term.

Income taxes—The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company follows the provisions of ASC 740, Accounting for Uncertainty in Income Taxes, for the recognition, measurement, presentation, and disclosure in the consolidated financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. No liability related to uncertain tax

Alamar Biosciences, Inc.

Notes to consolidated financial statements

positions has been recorded in the consolidated financial statements. It is the Company’s policy to include penalties and interest expenses related to income taxes as a component of income taxes expense, as necessary. The Company has not reported any interest or penalties associated with income tax since inception.

Functional currency and foreign currency translation—The Company uses the U.S. dollar as its reporting currency. Transactions in the subsidiary are recorded in the functional currency of the respective subsidiary and transactions denominated in currencies other than the functional currency give rise to foreign exchange remeasurement (monetary assets and liabilities) and related gains and losses that are classified in other expenses, net in the consolidated statement of operations. The determination of functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Company has not entered into any foreign currency derivative instruments to hedge its foreign currency positions.

For the subsidiary whose functional currency is not the U.S. dollar, the Company uses the average exchange rate for the period and the exchange rate at the balance sheet date to translate the operating results and financial position to the U.S. dollar, respectively, which is the Company’s reporting currency. Translation differences are recorded in accumulated other comprehensive loss, a component of stockholders’ deficit

Net loss per share—Net loss per share is computed using the two-class method required for multiple classes of common stock and participating securities. As the liquidation and dividend rights and sharing of losses of Class A common stock and Class B common stock are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net loss per share will, therefore, be the same for both Class A and Class B common stock on an individual or combined basis.

The Company’s participating securities include the Company’s convertible preferred stock, as the holders are entitled to receive noncumulative dividends on a pari passu basis in the event that a dividend is paid on common stock. The holders of convertible preferred stock do not have a contractual obligation to share in losses.

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of shares of common stock outstanding during the period, adjusted for outstanding shares that are subject to repurchase. In calculating the net loss available to common stockholders, net loss is adjusted for dividends declared of convertible preferred stock and any deemed dividends.

For the calculation of diluted net loss per share, basic net loss per share is adjusted by the effect of dilutive securities, including convertible preferred stock, awards under the Company’s equity compensation plan and common stock warrants. Net loss available to common stockholders used in calculating basic net loss per share is adjusted for declared dividends and deemed dividends associated with dilutive convertible preferred stock. Diluted net loss per share is computed by dividing the resulting net loss available to common stockholders by the weighted-average number of shares of common stock outstanding.

Recent accounting pronouncements not yet adopted—In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update requires that public entities on an annual basis, (1) in the rate reconciliation, disclose specific categories and provide additional information for reconciling items that meet a quantitative threshold; (2) about income taxes paid, disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and by individual jurisdiction in which income taxes paid (net of refunds received) is equal to or greater than 5% of total income taxes paid (net of refunds received); and (3) disclose income (or loss) from

Alamar Biosciences, Inc.

Notes to consolidated financial statements

continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) disaggregated by federal, state, and foreign. This update is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. This guidance should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. This update is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

3. Revenue

The Company reported revenue in the following categories for the year ended December 31, 2024 (in thousands):

Year ended December 31, 2024
Instruments	$8,732
Consumables	7,638
Services	8,772

Total	$25,142

The Company reported revenue in the following geographic areas for the year ended December 31, 2024 (in thousands):

Year ended December 31, 2024
United States	$14,553
Europe, Middle East and Africa (excluding Germany)	5,652
Germany	4,421
Asia Pacific	486
Rest of the world	30

Total	$25,142

Alamar Biosciences, Inc.

Notes to consolidated financial statements

Deferred revenue as of January 1, 2024 was $0.8 million and was recognized as revenue in the year ended December 31, 2024. As of December 31, 2024, the Company had a total of $0.6 million of deferred revenue, which related to deferred service contract revenue which will primarily be recognized within the next 12 months.

4. Fair value measurements

Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate fair value due to their relatively short maturities.

On a recurring annual basis, the Company measures certain financial assets and liabilities at fair value, including the Company’s cash equivalents. The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 based on the three-tier fair value hierarchy (in thousands):

	Fair value at December 31, 2024
	Level 1	Level 2	Level 3	Total

Financial assets included within cash and cash equivalents:
Money market funds	$14,929	$—	$—	$14,929
U.S. Treasury securities	—	2,687	—	2,687

Financial assets included within short-term investments:
U.S. Treasury securities	—	52,588	—	52,588

Total assets at fair value	$14,929	$55,275	$—	$70,204

Financial liabilities:
Warrant liabilities	$—	$—	$145	$145

Total liabilities at fair value	$—	$—	$145	$145

Investment in Attovia

As disclosed in Note 14—Investment in Attovia and Related Party Transactions, the Company accounted for its investment in Attovia at fair value. Prior to distributing its interest to stockholders on February 21, 2024, the investment was revalued using an option pricing model based on recent transactions in Attovia’s Series A-2 preferred stock which closed in 2024 prior to the distribution. Significant unobservable inputs included as assumed volatility of 118% and an expected term of 2.3 years. There was no change in the fair value of the investment during the year ended December 31, 2024.

The following table provides a summary of the changes in the fair value of the Company’s investment in Attovia (in thousands):

Year ended December 31, 2024
Balance at beginning of year	$12,480
Distribution of investment in Attovia	(12,480)

Balance at end of year	$—

Alamar Biosciences, Inc.

Notes to consolidated financial statements

Warrant liabilities

The Company issued warrants to purchase shares of its convertible preferred stock, which did not meet the criteria for equity classification and are therefore classified as a liability. The estimated fair value of the convertible preferred stock warrant liability as of December 31, 2024 was determined based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

The Company noted no material changes in the fair value of the Company’s warrant liabilities in 2024.

5. Cash equivalents and marketable securities

The following table summarizes the amortized cost and fair value of the Company’s cash equivalents and marketable securities by major investment category as of December 31, 2024 (in thousands):

	December 31, 2024
	Amortized cost	Unrealized gains	Fair value
Financial assets included within cash and cash equivalents:
Money market funds	$14,929	$—	$14,929
U.S. Treasury securities	2,686	1	2,687
Financial assets included within short-term investments:
U.S. Treasury securities	52,438	150	52,588

Total	$70,053	$151	$70,204

6. Significant balance sheet components

Inventory—Inventory consisted of the following (in thousands):

December 31, 2024
Raw materials	$9,124
Work in progress	1,075
Finished goods	4,209

Total	$14,408

Property and equipment, net—Property and equipment consisted of the following (in thousands):

December 31, 2024
Computer, machinery and equipment	$12,130
Furniture and fixtures	754
Software	45
Leasehold improvements	151

13,080
Less: Accumulated depreciation	(5,557)

Property and equipment, net	$7,523

Alamar Biosciences, Inc.

Notes to consolidated financial statements

Depreciation expense for the year ended December 31, 2024 was $2.3 million. As of December 31, 2024, substantially all of the Company’s property and equipment is located within the United States.

Accrued liabilities—Accrued liabilities consisted of the following (in thousands):

December 31, 2024
Accrued compensation	$5,422
Deferred revenue	575
Accrued warranty expense	556
Other accrued liabilities	1,940

Total	$8,493

The Company’s product warranty provides that the ARGO HT System will operate materially in accordance with specifications for 12 months from the delivery date. The warranty does not provide the customer with a service in addition to the assurance that the product complies with agreed-upon specifications, therefore it is an assurance type warranty. The Company uses its understanding of industrial practice, expected site visits, potential use of spare parts, and other relevant information to accrue estimated warranty costs upon delivery of the ARGO HT Systems.

Changes in the reserve for product warranties were as follows (in thousands):

Year ended December 31, 2024
Balance at beginning of year	$60
Amounts charged to cost of revenue	1,215
Repairs and replacements	(719)

Balance at end of year	$556

7. Financing arrangements

SVB Loan Agreement

On July 11, 2024 (the “Effective Date”), the Company entered into a loan and security agreement (the “Term Loan”) with SVB, that matures on March 1, 2029. The Company is permitted to draw Term Loan advances of up to an aggregate sum of $35.0 million under Tranche A and Tranche B. Tranche A consists of $25.0 million and is available to the Company on or before March 31, 2026 and Tranche B consists of $10.0 million and will be available to the Company through March 31, 2026, subject to achievement of certain revenue milestones. In addition, the Company may request SVB to make an additional Term Loan advance of up to $10.0 million which would be under SVB’s sole and absolute discretion to grant or deny.

The outstanding principal amount of any Term Loan advance shall accrue interest at a floating rate per annum equal to the greater of (A) 6.75% and (B) the Prime Rate minus 1%. The period of time commencing on the Effective Date and ending on March 31, 2026 is considered the interest-only period; provided, however, upon achieving a specified revenue milestone and maintaining compliance with financial covenants, the interest-only

Alamar Biosciences, Inc.

Notes to consolidated financial statements

period shall automatically be extended through March 31, 2027. Upon conclusion of the interest-only period, the Company must repay each Term Loan advance in monthly installments over the remaining term of the loan, plus (ii) monthly payments of accrued interest. There is a fee due upon prepayment (whether voluntary or otherwise) of the Term Loan advances equal to: a) 3.0% of the aggregate outstanding principal amount of the Term Loan advances for prepayment within 12 months from the Effective Date, and b) 2.0% of the aggregate outstanding principal amount of the Term Loan advances if such prepayment within 12 – 24 months from the effective date. Notwithstanding the foregoing, the prepayment fee shall be waived by SVB if the Term Loan advances are refinanced using the proceeds of a new facility provided by SVB.

The Term Loan is secured by substantially all of the Company’s assets, except for intellectual property. No Term Loan advances were drawn down by the Company as of December 31, 2024.

In connection with the Term Loan, the Company issued a warrant to SVB to purchase 203,506 shares of Class B common stock at $1.38 per share (the “Initial Warrant”) and may issue additional warrants to purchase up to 101,753 shares of Class B common stock if the Company has future Tranche B drawings (the “Additional Warrant” and together with the “Initial Warrant”, the “Warrants”). The Initial Warrant was immediately exercisable upon issuance and expires 10 years from the Effective Date. The Company recorded legal expenses associated with the Term Loan and the fair value of the common stock warrant issued to the SVB totaling $0.2 million as debt issuance cost in other current assets and other assets—noncurrent in the consolidated balance sheet, which is amortized through March 31, 2026, the end of the Tranche A draw period.

Hercules Loan and Security Agreement

In June 2022, the Company entered into a loan and security agreement (the “Hercules Loan”) with Hercules Capital, Inc. (“Hercules”) which provided for a $40 million term loan in three tranches of $15 million, $15 million and $10 million, respectively. The first tranche of $15 million was available to the Company on or before December 15, 2023. The second and third tranches were contingently available to the Company through June 15, 2024, subject to achievement of certain equity and performance milestones, or in the case of the third tranche, based upon the lender’s future approval to support strategic initiatives. The interest-only period ran through the first 24 months after the closing of the loan and could be extended to 36 months upon the achievement of certain equity milestones by the Company. The Hercules Loan would mature in June 2026. Hercules had a security interest in all of the Company’s tangible and intangible personal property. The per annum interest rate of the loan was equal to the greater of either (i) 6.5% (the “Base Rate”) or (ii) the Base Rate plus the prime rate as reported in The Wall Street Journal minus 3.50%. Hercules also charged a 1% paid-in-kind interest that will be due on the earlier date of payoff or maturity. There was an end-of-term charge of 5.95% of the amount funded due on the earlier date of payoff or maturity, accrued over the contractual term of the Hercules Loan. The Company also issued a warrant to Hercules to purchase 75,567 shares of convertible preferred stock equal to 1.5% of the amount funded divided by the exercise price equal to the Series C Preferred Stock price per share. The Company recorded a debt facility charge, legal expenses associated with the closing of the Hercules Loan and the fair value of the preferred stock warrant issuable to the lender totaling $0.2 million as debt issuance cost, which was amortized over the term of the Hercules Loan. In December 2022, the Company borrowed $5.0 million from the Hercules Loan. In December 2023, the Company borrowed another $10.0 million from the Hercules Loan and incurred additional debt issuance cost of $0.1 million, which was amortized over the remaining term of the Hercules Loan.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

In June 2024, the Company repaid the Hercules Loan in the aggregate amount of $15.6 million, including $14.5 million unamortized principal balance, $0.1 million prorated interests and $1.0 million of certain termination fees and paid-in-kind interests specified in the original loan agreement. The $1.0 million was recognized as a loss on the extinguishment of debt and recorded as interest expense in the consolidated statement of operations.

8. Convertible preferred stock and stockholders’ deficit

The Company has four classes of stock, respectively, Class A common stock, Class B common stock, Founders Preferred Stock, and Preferred Stock. Series A-1, Series A-2, Series A-3, Series A-4, Series B, Series B-Plus and Series C convertible preferred stock are collectively referred to as Preferred Stock. Class A and Class B common stock are collectively referred to as Common Stock. Founders Preferred Stock and Preferred Stock are collectively referred to as Convertible Preferred Stock.

As of December 31, 2024, the Company’s Convertible Preferred Stock and Common Stock consisted of the following (in thousands, except share and per share data):

	December 31, 2024
	Shares authorized	Issued and outstanding	Issue price per share	Carrying amount	Liquidation preference

Convertible Preferred Stock
Preferred Stock
Series A-1 convertible preferred stock	2,113,922	2,113,922	$0.851496	$2,250	$1,800
Series A-2 convertible preferred stock	521,955	521,955	$0.957933	556	500
Series A-3 convertible preferred stock	13,153,317	13,153,317	$1.064370	13,853	14,000
Series A-4 convertible preferred stock	11,786,788	11,786,788	$1.187770	14,000	14,000
Series B convertible preferred stock	19,710,738	19,710,738	$4.058700	68,791	80,000
Series B-Plus convertible preferred stock	2,053,202	2,053,202	$4.870400	8,069	10,000
Series C convertible preferred stock	43,079,756	43,004,188	$2.977500	127,477	128,045

Total Preferred Stock	92,419,678	92,344,110		$234,996	$248,345

Founders Preferred Stock	1,182,000	1,182,000	$0.000100	—	—

Total Convertible Preferred Stock	93,601,678	93,526,110		$234,996	$248,345

Common Stock
Class A common stock	22,458,000	22,458,000
Class B common stock	142,100,000	4,358,556

Total Common Stock	164,558,000	26,816,556

In February 2024, the Company closed its Series C convertible preferred stock financing and issued 43,004,188 shares of Series C convertible preferred stock at $2.9775 per share for net proceeds of $127.5 million.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

The terms of the Company’s Convertible Preferred Stock are summarized as follows:

Conversion rights

Founders Preferred Stock—Each share of Founders Preferred Stock is convertible, at the option of the holder, into shares of Class B common stock determined by dividing $0.10 by the Founders Preferred Conversion Price in effect at the time of conversion. The initial Founders Preferred Conversion Price is $0.10 per share. As of December 31, 2024, each share of Founders Preferred Stock is convertible into Class B common stock on a one-for-one basis.

If holders of Founders Preferred Stock sell shares of Founders Preferred Stock in connection with a qualifying issuance of a new series or class of preferred stock, each share of Founders Preferred Stock sold will automatically convert into such newly issued series or class of preferred stock (“Subsequent Preferred Stock”). A qualifying issuance must result in the Company receiving at least $60.0 million in proceeds at a price per share equal to at least twice the Series A-2 issue price. The conversion ratio between Founders Preferred Stock and Subsequent Preferred Stock is determined so that the shares of Subsequent Preferred Stock issued upon conversion are convertible into an equivalent number of Class B common stock as the original Founders Preferred Stock shares were prior to conversion.

Each share of Founders Preferred Stock shall automatically be converted into shares of Class B Common Stock at the Founders Preferred Conversion Price at the time in effect for such share immediately upon the earlier of the closing of (i) the Company’s sale of its Class B Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Founders Preferred Stock voting together as a single class, or (iii) the automatic conversion of all Preferred Stock to Class B Common Stock.

Preferred Stock—Each share of Preferred Stock is convertible, at the option of the holder, into shares of Class B common stock determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The original issue prices and initial conversion prices of Series A-1, Series A-2, Series A-3, Series A-4, Series B, Series B-Plus and Series C convertible preferred stock are $0.851496, $0.957933, $1.06437, $1.18777, $4.0587, $4.8704 and $2.9775 per share, respectively. Prior to issuance of the Series C convertible preferred stock, each share of Preferred Stock was convertible into Class B common stock on a one-for-one basis. Upon the issuance of Series C convertible preferred stock, the conversion ratio for the Series B and B-Plus convertible preferred stock changed. Each share of Series B convertible preferred stock is convertible to 1.0647 shares of Class B common stock. Each share of Series B-Plus convertible preferred stock is convertible to 1.1264 shares of Class B common stock.

Each share of Preferred Stock shall automatically be converted into shares of Class B common stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) the closing of the Company’s sale of its Class B Common Stock to the public at a price of at least two times (2.0x) the Original Issue Price of the Series C Preferred Stock, as appropriately adjusted for any stock split, dividend, combination or other recapitalization (“as adjusted”), in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), that results in at least $50.0 million in gross proceeds and in connection with such offering the shares of Class B Common Stock are listed for trading on the New York Stock Exchange or the Nasdaq Stock Market or another

Alamar Biosciences, Inc.

Notes to consolidated financial statements

exchange or marketplace approved the Board of Directors (including the affirmative vote of a majority of the Preferred Directors) (a “Qualified Public Offering”), or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of 60% of the then outstanding shares of Series A-1, Series A-2, Series A-3, Series A-4, Series B, Series B-Plus and Series C preferred stock (voting together as a single class and not as separate series or class, and on an as-converted basis) (collectively, the “Preferred Majority”).

Dividend rights

The holders of Convertible Preferred Stock are entitled to receive dividends when, as if approved and declared by the Board of Directors. The holders of Preferred Stock then outstanding receive full payment of such dividends prior and in preference to any payment of dividends on the Founders Preferred Stock or Common Stock. After payment of these dividends to holders of preferred stock, any additional dividends will be distributed pro rata amongst the holders of preferred stock and common stock, on an as-if converted to common stock basis.

Voting rights

Common Stock—Each share of Class A common stock entitles the holder to one vote per share, and each share of Class B common stock entitles the holder to one vote per share.

Founders Preferred Stock—The holders of Founders Preferred Stock have the same voting rights as the holders of the Class B common stock, and the holders of Common Stock and Founders Preferred Stock vote together as a single class on all matters. Each holder of Founders Preferred Stock is entitled to one vote for each share held by such holder.

Preferred Stock—The holders of each share of Preferred Stock have the right to one vote for each share of Class B common stock into which such Preferred Stock could then be converted and, with respect to such vote, holders of Preferred Stock are entitled to vote together with the holders of Common Stock as a single class. As long as at least 20% of the shares of Series C Preferred Stock in the aggregate originally issued remain outstanding, the holders of such shares of Series C Preferred Stock shall be entitled to elect one director at any election of directors (the “Series C Director”). As long as at least 20% of the shares of Series B and Series B-Plus preferred stock in the aggregate originally issued remain outstanding, the holders of such Series B and Series B-Plus preferred stock are entitled to elect one director of the Company (the “Series B Director”). As long as at least 20% of the shares of Series A-3 and Series A-4 preferred stock in the aggregate originally issued remain outstanding, the holders of such Series A-3 and Series A-4 preferred stock are entitled to elect two directors of the Company (the “Series A Directors”). The holders of outstanding Class A common stock are entitled to elect two directors of the Company (the “Common Directors”). The holders of Preferred Stock, Founders Preferred Stock and Common Stock, voting together as a single class and on an as-converted basis, are entitled to elect any remaining directors of the Company. Each director has one vote on all matters voted on by the Board of Directors.

Liquidation preference

In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock outstanding are entitled to be paid out the Company’s assets available for distribution to stockholders, before any payment is made to the holders of Founders Preferred Stock and Common Stock, an

Alamar Biosciences, Inc.

Notes to consolidated financial statements

amount per share equal to the sum of original issue price for such series of preferred stock, plus any dividends declared but unpaid on such share. If the Company’s proceeds or assets available for distribution to its stockholders are insufficient to pay the stated preferential amounts in full, the entire proceeds legally available for distribution will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive. Prior to the issuance of Series C convertible preferred stock, upon completion of the distributions to the holders of Preferred Stock, the remaining proceeds available for distribution to stockholders are distributed among the holders of Preferred Stock, Founders Preferred Stock and Common Stock pro rata based on the number of shares of Class B common stock held by each, assuming full conversion of such stock until each series of Preferred Stock receives the applicable Participation Cap (defined as the sum of 2.5x of the Original Issue Price of each share of Preferred Stock plus all declared but unpaid dividends); thereafter, if proceeds remain, the holders of the Founders Preferred Stock and Common Stock will receive all of the remaining proceeds pro rata based on the number of shares of Class B common stock held by each, assuming full conversion of such stock. The Preferred Stock is deemed to have converted into Class B common stock if, as a result of conversion, the holders of Preferred Stock would receive an amount greater than their preferential amounts.

Associated with the issuance of Series C convertible preferred stock, the Company distributed an in-kind dividend to holders of Series A-1, Series A-2, Series A-3, Series A-4, Series B and Series B-Plus convertible preferred stock. See Note 14—Investment in Attovia and Related Party Transactions, for further details.

After the issuance of Series C convertible preferred stock, upon completion of the distributions to the holders of Preferred Stock, there is no longer Participation Cap for holders of Preferred Stock, Founders Preferred Stock and Common Stock. The remaining proceeds available for distribution to stockholders are distributed among the holders of Founders Preferred Stock and Common Stock pro rata based on the number of shares of Class B common stock held by each, assuming full conversion of such stock. The Company accounted for the change of liquidation preference as an extinguishment of Series B and B-Plus convertible preferred stock. As a result, the difference between the carrying amount and the fair value of the Series B and B-Plus convertible preferred stock of $12.8 million was recognized as a reduction of Preferred Stock, a reduction of the investment in Attovia and a reduction of accumulated deficit.

A Liquidation Event is defined as (A) the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company; (B) the merger or consideration of the Company with or into another entity in which the holders of the voting securities of the Company outstanding immediately prior to such transaction no longer retain more than 50% of the voting power after such transaction; (C) the transfer of the Company’s securities to a person or group of affiliated persons if such person or group of affiliated persons would hold 50% or more of the voting power of the Company; or (D) a liquidation, dissolution or winding up of the Company. The treatment of Liquidation Event may be waived by the vote or written consent of the Preferred Majority.

Redemption rights

The Company’s Convertible Preferred Stock is not redeemable at the option of the holder thereof.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

Warrants to purchase convertible preferred stock or common stock

The following table summarizes the Company’s outstanding warrants as of December 31, 2024:

Underlying shares	Exercise price	Number of shares	Expiration
Series C Preferred Stock	$2.9775	75,567	June 21, 2032
Class B Common Stock	$1.38	203,506	July 11, 2034

9. Stock plan

In July 2018, the Company’s Board of Directors approved the adoption of a stock plan (the “Stock Plan”). In February 2024, the Company’s Board of Directors approved an increase of authorized shares under the Stock Plan from 9,951,808 shares to 17,770,768 shares. The Stock Plan provides for the grant of restricted stock awards, incentive and non-statutory stock options and restricted stock units (“RSUs”) to employees, nonemployee directors and consultants of the Company. As of December 31, 2024, only stock options had been granted under the Stock Plan. The stock option awards generally include service condition vesting terms of four years, with 25% of the award vesting one year from the vesting commencement date and then ratably over the following 36 months, though some vest over shorter periods, vesting monthly from grant date. Options granted under the Stock Plan generally expire ten years from the date of grant. Options are exercisable only to the extent vested unless early exercise is approved by the Company’s Board of Directors.

As of December 31, 2024, 39,781 shares of common stock granted pursuant to the early exercise of options were outstanding and subject to the Company’s repurchase right. The exercise price of all stock options granted under the Stock Plan must be at least equal to 100% of the fair value of the Company’s common stock at the date of grant, as determined by the Board of Directors. As of December 31, 2024, total shares available for grant under the Stock Plan were 6,436,352.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

Stock options

Stock option activity for the year ended December 31, 2024 was as follows:

	Option outstanding	Weighted-average		Aggregate intrinsic value (in thousands)
		Exercise price per share	Remaining contractual life (in years)
Outstanding at January 1, 2024	6,801,332	$0.70	7.72	$564
Options granted	1,800,940	$1.38
Options exercised	(1,395,331)	$0.68
Options canceled/forfeited/expired	(231,081)	$0.77

Balances, December 31, 2024	6,975,860	$0.88	7.34	$3,490

As of December 31, 2024
Vested and expected to vest	7,015,641	$0.88	7.34	$3,517

Exercisable at December 31, 2024	4,198,233	$0.75	6.41	$2,672

Unamortized stock-based compensation cost	$2,051,000
Weighted-average amortization period (in years)	2.68
Weighted-average fair value on grant date of new grants	$0.96

For the year ended December 31, 2024, the Company recorded stock-based compensation expense as follows (in thousands):

Year ended December 31, 2024
Cost of product revenue	$46
Cost of service revenue	32
Research and development	342
Selling, general and administrative	453

Total stock-based compensation expense	$873

As of December 31, 2024, there was $2.1 million of unamortized stock-based compensation costs related to unvested stock options which is expected to be recognized over a weighted-average period of 2.68 years. The weighted-average grant date fair value of options granted was $0.96 per share for the year ended December 31, 2024. The intrinsic value of options exercised during the year ended December 31, 2024 was $1.0 million.

For the year ended December 31, 2024, the total fair value of shares vested was $0.7 million.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

The Company estimated the fair value of stock options granted during the year ended December 31, 2024, using the Black-Scholes option pricing model with the following weighted-average assumptions:

Year ended December 31, 2024
Expected dividend yield	0.0%
Risk-free interest rate	4.32%
Expected volatility	77.6%
Expected term (in years)	5.9

The fair value of each stock option grant was determined by the Company using the methods and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment and estimation by management:

•

Fair value of common stock—The fair value of the shares of common stock underlying stock options has historically been determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors has determined fair value of the common stock at the time of grant of the option by considering a number of objective and subjective factors including important developments in the Company’s operations, valuations performed by independent third parties, sales of convertible preferred stock, actual operating results and financial performance, the conditions in the industry and the economy in general, the stock price performance and volatility of comparable public companies and the lack of liquidity of the Company’s common stock, among other factors.

•	Expected dividend yield—The expected dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

•	Risk-free interest rate—The risk-free interest rate assumption is based on the U.S. Treasury instruments, the term of which was consistent with the expected term of the Company’s stock options.

Expected volatility—The expected stock price volatility assumption was determined by examining the historical volatilities for comparable public companies, as the Company did not have any trading history for its common stock.

•

Expected term—The expected term of the stock options is based on the simplified method. Options are considered to be exercised halfway between the average vesting date and the contractual term of each option grant. Since the Company did not have sufficient historical data upon which to estimate an expected term, the Company believes that the simplified method is an applicable methodology to estimate the expected term of the options as of the grant date.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

10. Income taxes

The income tax expense (benefit) for the year ended December 31, 2024 differs from the amount computed by applying the statutory federal income tax rate as follows (in thousands):

Year ended December 31, 2024
Tax provision at federal statutory rate	$(9,803)
State, net of federal benefit	(1,963)
Foreign, net of federal benefit	11
Stock-based compensation	88
Credits	(829)
Other	(504)
Change in valuation allowance	13,013

Total	$13

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities as of December 31, 2024 are as follows (in thousands):

December 31, 2024

Deferred tax asset:
Net operating loss carryforwards	$14,225
Tax credits	6,722
Accrual & reserves	791
Lease liability	7,354
Research and development	16,021
Other	198

Total deferred tax assets	45,311

Deferred tax liability
Depreciation	(386)
Right-to-Use asset	(6,089)

Total deferred tax liability	(6,475)

Valuation allowance	(38,836)

Net deferred tax asset/(liability)	$—

Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The net valuation allowance increased by $13.0 million in the year ended December 31, 2024.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

As of December 31, 2024, the Company had net operating loss (“NOL”) carryforwards for federal tax purposes of approximately $54.1 million which do not expire. As of December 31, 2024, the Company also had NOL carryforwards for state tax purposes of approximately $73.1 million. The NOL carryforwards will expire at various dates beginning in the year 2038, unless previously utilized.

As of December 31, 2024, the Company has research tax credit carryforwards for federal tax purposes of approximately $7.2 million which will expire beginning in the year 2039, unless previously utilized. As of December 31, 2024, the Company also has research tax credit carryforwards for state tax purposes of approximately $5.5 million which do not expire.

Utilization of the NOL and tax credit carryforwards may be subject to annual limitations due to the ownership change limitation provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Events which may cause limitations in the amount of the NOLs that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50 percentage points over a three-year period. Any annual limitations may result in the expiration of NOL and tax credit carryforward before they are able to be utilized.

The Company files income tax returns in the U.S. federal, various state jurisdictions and Italy. The Company is not currently under income tax examinations by the U.S. federal, state or foreign tax authorities. Since the Company has NOLs and credits carried forward in federal and various state jurisdictions, certain items attributable to closed tax years are still subject to adjustment by applicable taxing authorities through an adjustment to tax attributes carried forward to open years. All tax returns will remain open for examination by the federal and most state taxing authorities for three years and four years, respectively, from the date of utilization of any NOL or tax credit carryforwards.

The Company had unrecognized tax benefits of $8.1 million as of December 31, 2024, all of which is offset by a full valuation allowance. These unrecognized tax benefits, if recognized, would not affect the effective tax rate. There were no interest or penalties accrued at December 31, 2024. A reconciliation of the beginning and ending amounts of the unrecognized income tax benefits is as follows (in thousands):

Year ended December 31, 2024
Balance at beginning of year	$6,462
Adjustments based on tax positions related to current year	1,638

Balance at end of year	$8,100

11. 401(k) Retirement Savings Plan

The Company sponsors a 401(k) defined contribution plan covering eligible employees who elect to participate. The Company is allowed to make discretionary profit sharing and 401(k) matching contributions as defined in the plan and as approved by the Board of Directors. Starting on January 1, 2023, the Company is matching 25% of employee contribution up to 6% of employee compensation through semi-monthly payroll. In the year ended December 31, 2024, the Company made a total 401(k) matching contribution of $0.2 million.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

12. Commitments and contingencies

Legal proceedings

On November 15, 2023, Olink Proteomics AB and Olink Proteomics Inc. (“Olink”) filed a patent infringement lawsuit against the Company in the District of Delaware captioned Olink Proteomics AB et al v. Alamar Biosciences, Inc., Case No. 1:23-cv-01303-MN (D. Del.). The lawsuit asserts that Alamar’s Nucleic acid Linked Immuno-Sandwich Assay (“NULISA”) technology used with or without its ARGO system infringes United States Patent No. 7,883,848. The Company denies the allegations in the complaint. On April 1, 2024, the Company filed a motion to dismiss the case. On September 5, 2024, United States District Judge Maryellen Noreika referred the motion to Magistrate Judge Christopher Burke for resolution. On January 23, 2025, Judge Burke issued a Report and Recommendation, recommending that the Court grant our motion to dismiss in-part without prejudice. On February 11, 2025, the Court adopted Judge Burke’s Report and Recommendation, granting-in-part the Company’s motion to dismiss without prejudice and with leave for Olink to file an amended complaint.

On August 23, 2024, the Company filed a Petition for Inter Partes Review to the Patent Trial and Appeal Board (“PTAB”) challenging all 20 claims of U. S. Patent No. 7,883,848. On March 7, 2025, PTAB granted the Company’s petition for inter partes review (“IPR”), finding a reasonable likelihood that at least one claim of the ‘848 patent is unpatentable. Both parties agreed to a stay of the district court case until the PTAB’s final written decision on the IPR process, which is due on March 7, 2026, but could be extended by six months. As of December 31, 2024, losses are not probable or estimable.

Indemnifications

In the ordinary course of business, the Company enters into agreements that may include indemnification provisions. The Company indemnifies its officers and directors for certain events or occurrences while the officer or director is or was serving in such a capacity. In some cases, the indemnification will continue after the termination of the agreement.

The Company also agreed to indemnify the investors against certain losses, claims or liabilities due to certain statements, omissions or violations by the Company if Company securities held by the investors are included in a registration statement. The maximum potential amount of future payments that the Company could be required to make under these provisions is not determinable. The Company is not currently aware of any indemnification claims. Accordingly, the Company has not recorded any liabilities for these indemnification rights and agreements as of December 31, 2024.

13. Leases

In November 2021, the Company entered into a noncancelable operating lease of a certain new facility. The new lease, as amended, commenced in January 2022 and expires in January 2034. Starting in June 2023, a portion of this new facility has been subleased to Attovia Therapeutics, Inc. until March 2025 (“Bayside Sublease”). See Note 14—Investment in Attovia and Related Party Transactions for additional information.

The Company leases its former facility under a noncancelable operating lease expiring in October 2025. Subsequent to moving from this facility in January 2022, the Company has been subleasing it to a sublessee in its entirety until July 31, 2025 (“Landing Sublease”). In 2024, the sublessee of Landing Sublease defaulted on the sublease agreement. The sublessee and the Company entered into a settlement agreement in January 2025

Alamar Biosciences, Inc.

Notes to consolidated financial statements

for the remaining term of the Landing Sublease. The sublessee paid $0.2 million to the Company in February 2025 plus a reduction of $32,500 of the security deposit as the lump sum payment for the rent and other lease expenses of the remaining term of the sublease.

The weighted-average discount rate of the Company’s operating leases was 11.5% as of December 31, 2024. The weighted-average remaining terms of the operating leases as of December 31, 2024 were 9.0 years.

During the year ended December 31, 2024, the Company recorded total lease expenses of $5.9 million, which consisted of the following (in thousands):

Year ended December 31, 2024
Operating lease expense	$5,591
Variable lease costs	1,299
Sublease income	(968)

Total lease expense	$5,922

Variable lease costs are comprised primarily of the Company’s share of operating expenses, property taxes, and insurance payable to the landlord and are classified as lease cost due to the Company’s election to not separate lease and non-lease components.

The Company recorded $1.0 million in sublease income for the year ended December 31, 2024, on a straight-line basis. The sublease does not include variable non-lease payments. There are no material future sublease payments as of December 31, 2024.

As of December 31, 2024, maturities of the Company’s operating lease liabilities under non-cancelable leases are as follows (in thousands):

Operating
2025	$5,560
2026	5,427
2027	5,576
2028	5,728
2029	5,886
Thereafter	25,763

Total undiscounted lease payments	53,940
Less imputed interest	(20,839)

Present value of operating lease liabilities	$33,101

14. Investment in Attovia and related party transactions

In December 2022, the Company established Attovia Therapeutics, Inc. (“Attovia”) as a wholly-owned subsidiary and received 7,437,877 shares of Attovia’s common stock. Attovia had no operating activities from inception to May 31, 2023.

Alamar Biosciences, Inc.

Notes to consolidated financial statements

On June 1, 2023, Attovia entered into a Series A Preferred Stock Purchase Agreement (“Attovia Series A SPA”) with third party investors unrelated to the Company to sell 58,084,090 shares of its Series A preferred stock for a total of $60.8 million in two tranches. On the same day, Attovia also entered into a Platform License Agreement (License Agreement) with the Company to use certain patents and know-how related to a platform developed by or on behalf of the Company in the therapeutic field only. Under the License Agreement, Attovia issued 22,562,123 shares of common stock to the Company as consideration for the license. The Company is further entitled to various fees for each of the commercialization milestones that may be achieved by Attovia on a product-by-product basis as well as royalties on net sales of Attovia’s products. The Company’s total equity interest which was comprised of 30,000,000 shares of Attovia’s common stock no longer represented a controlling interest in Attovia after the issuance of the Series A preferred stock, and the Company elected the fair value option for accounting for its investment in Attovia.

On June 1, 2023, Attovia also entered into an Intercompany Agreement (“Intercompany Agreement”) with the Company. Under the Intercompany Agreement, the Company provides clerical services and executive and administrative services with respect to the day-to-day operations to Attovia and shares the usage of certain equipment and software licenses for a professional service fee under a cost-plus method.

On June 14, 2023, Attovia entered into a sublease agreement with the Company for approximately 12% of the Company’s facility and bears the proportional lease expenses. The lease term was initially set to expire on November 30, 2024 and was subsequently amended in October 2024 to expire on March 31, 2025. There were no further extensions, and the sublease was terminated on March 31, 2025.

On February 20, 2024, the Company incorporated Alamar Holdco, LLC (“LLC”), a wholly-owned subsidiary of the Company, and entered into a Limited Liability Company Agreement with the LLC and certain members of LLC (the “LLC Agreement”). Pursuant to the LLC Agreement, the Company contributed into the LLC its equity interest in Attovia, consisting of 30,000,000 shares of Attovia common stock, in exchange for 49,339,922 LLC Series A Preferred Units. On the same day, the Company effected an in-kind dividend distribution of all issued LLC Series A Preferred Units to the holders of the Company’s Series A-1, Series A-2, Series A-3, Series A-4, Series B and Series B-Plus convertible preferred stock on a 1:1 basis. Promptly following this, LLC issued 25,923,346 Common Units to the holders of the Company’s Common Stock and Founders Preferred Stock pro-rata to their share ownership in the Company (altogether referred to as the “Transaction”). The fair value of the investment in Attovia immediately prior to February 21, 2024 was $12.5 million. Following the Transaction, the Company did not own any shares of capital stock of Attovia. The Transaction was accounted for as a dividend and reduced the equity investment in Attovia to zero. There was no gain or loss recognized as a result of the Transaction. See Note 8—Convertible Preferred Stock and Stockholders’ Deficit, for further details.

The Company’s Chief Executive Officer has been a director of Attovia since its inception; thus, Attovia is a related party. The following table summarizes the related party transactions between the Company and Attovia during the year ended December 31, 2024 (in thousands):

Year ended December 31, 2024
TAP service revenue	$30
Sublease income	$685
Other facility-related income	$470
Professional service and equipment rental income	$50

Alamar Biosciences, Inc.

Notes to consolidated financial statements

The TAP service revenue was recorded in revenue in the consolidated statement of operations. All the other items in the above table were recorded as reductions to operating expenses.

15. ADDF Funding Agreement

The Company entered into the Agreement for Biotechnology Funding (the “Funding Agreement”) with the Alzheimer’s Drug Discovery Foundation (“ADDF”) in December 2024.

The Funding Agreement provides up to $10.0 million for the project “Development of ARGO DX™” (the “Project”) over 36 months, commencing within six weeks of acceptance. Funds must be used solely for activities described in the grant proposal titled “Development of ARGO DX™ for a new generation of blood-based diagnostics for Alzheimer’s disease and related neurodegenerative diseases” or a revised grant proposal approved in writing by ADDF. This funding is distributed across various milestones, including product definition, prototype development, manufacturing, analytical and clinical testing, and FDA submission. In exchange, the Company has agreed to pay ADDF a low single digit royalty on sales of the ARGO DX™ as well as certain milestone payments based on sales of the ARGO DX™.

The Company received the first payment of $0.8 million from ADDF in December 2024 and recorded it within other accrued liabilities on the consolidated balance sheet. No research and development expenses were incurred for the year ended December 31, 2024.

16. Net loss per share

The following table sets forth the computation of basic and diluted net loss per share for the year ended December 31, 2024 (in thousands, except share and per share amounts):

Year ended December 31, 2024

Numerator:
Net loss	$(47,073)
Plus: discount on redemption on preferred stock	12,812
Less: deemed dividend on modification of preferred stock	(2,044)
Less: dividends to preferred stockholders	(9,964)

Net loss attributable to common stockholders—basic	(46,269)
Add: dividends to Series B and Series B-Plus preferred stockholders	4,342
Less: discount on redemption on preferred stock	(12,812)

Net loss attributable to common stockholders—diluted	(54,739)

Denominator:
Basic common shares outstanding:
Weighted-average shares of common stock—basic	25,441,619

Weighted-average shares used in earnings per common share—basic	25,441,619

Dilutive potential common shares:
Series B preferred stock	3,310,204

Weighted-average shares of common stock—diluted	28,751,823

Net loss per share attributable to common stockholders:
Basic	$(1.82)

Diluted	$(1.90)

Alamar Biosciences, Inc.

Notes to consolidated financial statements

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share for the year ended December 31, 2024 because including them would have had an anti-dilutive effect:

Year ended December 31, 2024
Convertible preferred stock	95,060,914
Outstanding stock options	6,975,860
Stock options subject to repurchase	39,781
Preferred stock warrants	75,567
Common stock warrants	203,506

Total	102,355,628

17. Subsequent events

The Company evaluated events subsequent to December 31, 2024 through January 9, 2026, the date at which the consolidated financial statements were available to be issued.

In April 2025, the Company adopted the Employee Phantom Option Plan, which allows for the issuance of Phantom Options to purchase Phantom Shares of the Class B Common Stock of the Company. The plan authorizes the issuance of up to 300,000 Phantom Shares, which are issued upon the exercise of the Phantom Options. Following an initial public offering (“IPO”), Phantom Shares may be converted into common shares at a defined conversion price. Upon completion of an IPO and government registration, all outstanding Phantom Options will automatically convert into options to acquire common stock.

On September 19, 2025, the Company entered into an amendment to its SVB Term Loan (the “Amendment”), which modified the availability, maturity, and certain other terms of the loan facility. As a result of the Amendment, the total borrowing capacity increased to $75.0 million, consisting of $65.0 million of term loan borrowings and a $10.0 million revolving line of credit. Upon signing the Amendment, the Company borrowed $10.0 million under the loan facility as required and issued a warrant to purchase 69,362 shares of the Company’s Class B common stock to SVB. Future borrowings on the term loan are conditional on meeting certain revenue milestones and continued covenant compliance. Borrowings under the term loan mature on June 1, 2029 or on June 1, 2030 if the interest-only period is extended as described in Note 7—Financing Arrangements, and the revolver matures on September 19, 2028.

On January 8, 2026, the Company closed unsecured convertible promissory notes to certain investors in aggregate principal amount of $56.5 million (“the Convertible Notes”). The Convertible Notes mature 18 months from the initial issuance of the notes, if not earlier converted, and, after July 31, 2026, will accrue simple interest on a daily basis at 8% per annum. Upon the completion of an IPO, the Convertible Notes and any accrued but unpaid interest will automatically convert into shares of our common stock at a price per share equal to 85% of the lowest price per share for common stock sold in this offering.

   shares

Common stock

Prospectus

J.P. Morgan	BofA Securities	TD Cowen

Leerink Partners		Stifel

      , 2026

Part II

Information not required in prospectus

Unless otherwise indicated, all references to “Alamar Biosciences,” the “Registrant,” “we,” “our,” “us” or similar terms refer to Alamar Biosciences, Inc.

Item 13. Other expenses of issuance and distribution

The following table sets forth all expenses, other than underwriting discounts and commissions, to be paid by us in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and    (“Exchange”) listing fee.

Amount paid or to be paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law (“DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and executive officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”). Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and our amended and restated bylaws that will be in effect upon the closing of this offering provide that we will indemnify our directors and executive officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the DGCL.

We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and executive officers, whereby we have agreed or will agree to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or executive officer was, or is threatened to be made, a party by reason of the fact that such director or executive officer is or was a director, executive officer, employee or agent of Alamar Biosciences, provided that such director or executive officer acted in good faith and in a manner that the director or executive officer reasonably believed to be in, or not opposed to, the best interest of Alamar Biosciences.

At present, there is no pending litigation or proceeding involving a director or executive officer of Alamar Biosciences regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent sales of unregistered securities

Set forth below is information regarding unregistered securities issued by us since January 1, 2023.

Equity plan-related issuances

From January 1, 2023 through the filing date of this registration statement, we granted to certain directors, officers, employees, consultants and other service providers options to purchase an aggregate of     shares of our Class B common stock under our 2018 Stock Incentive Plan (the “2018 Plan”), with a weighted-average exercise price of $    per share.

Preferred stock issuances

In February 2024, we issued and sold an aggregate of 43,004,188 shares of our Series C convertible preferred stock at a purchase price of $2.9775 per share for an aggregate purchase price of $128,044,969.88.

Warrant issuances

Since January 1, 2023, we have issued warrants to purchase an aggregate of 272,868 shares of our Class B common stock at an exercise price of $1.38 per share and a warrant to purchase an aggregate of 75,567 shares of our Series C convertible preferred stock at an exercise price of $2.9775 per share.

Convertible note issuances

Since January 1, 2023, we have issued convertible securities to accredited investors in an aggregate principal amount of $56.5 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit number	Description

1.1+	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2+	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.3	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4+	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of this offering.

4.1+	Form of Common Stock Certificate.

4.2*	Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its stockholders, dated February 21, 2024.

4.3+	Form of Convertible Promissory Note.

5.1+	Opinion of Cooley LLP.

10.1+#	Alamar Biosciences, Inc. 2018 Stock Plan, as amended.

10.2+#	Forms of Stock Option Grant Notice under Alamar Biosciences, Inc. 2018 Stock Plan, as amended.

10.3+#	Alamar Biosciences, Inc. 2026 Equity Incentive Plan.

10.4+#	Forms of Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise under the Alamar Biosciences, Inc. 2026 Equity Incentive Plan.

10.5+#	Forms of Restricted Stock Unit Grant Notice and Award Agreement under the Alamar Biosciences, Inc. 2026 Equity Incentive Plan.

10.6+#	Alamar Biosciences, Inc. 2026 Employee Stock Purchase Plan.

10.7+#	Alamar Biosciences, Inc. Non-Employee Director Compensation Policy.

10.8+#	Form of Indemnification Agreement, by and between the Registrant and each of its directors and executive officers.

10.9+	Amended and Restated Lease Agreement dated as of February 26, 2024, by and between the Registrant and DHC Fremont LLC.

10.10+	The Loan and Security Agreement dated July 11, 2024, by and between the Registrant and Silicon Valley Bank, a division of First Citizens Bank & Trust Company, as amended.

10.11+#	Offer Letter dated May 20, 2020, by and between the Registrant and Yuling Luo.

10.12+#	Offer Letter dated March 3, 2021, by and between the Registrant and Timothy White.

10.13+#	Offer Letter dated May 20, 2020, by and between the Registrant and Shiping (Steve) Chen.

10.14+#	Offer Letter dated October 3, 2025, by and between the Registrant and Justin McAnear.

10.15+	Note Purchase Agreement, dated as of January 8, 2026, by and among the Registrant and the purchasers party thereto.

21.1+	List of subsidiaries.

23.1+	Consent of independent registered public accounting firm.

23.2+	Consent of Cooley LLP (included in Exhibit 5.1).

24.1+	Power of Attorney (included on signature page).

107+	Filing Fee Table.

+	To be filed by amendment.

*	Pursuant to Item 601(b)(10) of Regulation S-K, certain portions of this exhibit (indicated by [***]) have been omitted because the Registrant has determined that the omitted information is not material and would likely cause competitive harm to the Registrant if publicly disclosed.

#	Indicates management contract, compensatory plan or arrangement.

(b) Financial statement schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California on      , 2026.

ALAMAR BIOSCIENCES, INC.

By:
Name:	Yuling Luo, Ph.D.
Title:	Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yuling Luo, Ph.D. and Justin McAnear and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Yuling Luo, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	, 2026

Justin McAnear	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2026

Rebecca Chambers	Director	, 2026

Shiping Chen, Ph.D.	Director	, 2026

Nicholas Naclerio, Ph.D.	Director	, 2026

Ian Ratcliffe	Director	, 2026

Frank R. Witney	Director	, 2026